SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing January 29 through February 18, 2008

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands
This report comprises a copy of the Annual Report of the Philips Group for the year ended December 31, 2007, dated February 18, 2008, as well as copy of the press releases entitled:

—	“Philips extends tender offer period to acquire Respironics”, dated February 4, 2008;

—	“Mr. Jan-Michiel Hessels to succeed Mr. Wim de Kleuver as Supervisory Board Chairman of Royal Philips”, dated February 18, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 18th day of February 2008.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ G. J. Kleisterlee
(President,
Chairman of the Board of Management)
/s/ P. J. Sivignon
(Chief Financial Officer,
Member of the Board of Management)

Simpler, stronger, better
Annual Report 2007

“Philips taps teams of futurists, cultural anthropologists, designers and scientists to develop user-centered products and services.”
BusinessWeek.com, 9/10/07
BusinessWeek innovation ranking
In the BusinessWeek-Boston Consulting Group’s annual ranking of the world’s most innovative companies, Philips jumped from No. 67 in 2006 to No. 38 in 2007.
Awards
In 2007 we received over 45 design awards recognizing our commitment to people-focused solutions. These included 16 coveted iF awards. We also won two prestigious awards from the European Imaging & Sound Association (EISA). The 47PFL9732D FlatTV with Ambilight was named European Full-HD LCD TV 2007-2008, while the HTS8100 SoundBar DVD Home Theater with Ambisound technology was named European Home Theater Compact System 2007-2008.
Simplicity Event 2007
Philips’ Simplicity Events use simplicity-led design concepts to provide an insight into possible solutions three to five years ahead. The 2007 edition in London showcased how the inventive use of technology, coupled with intuitive, personalized design, can enhance care for people’s well-being at home, in the hospital and on the move.
...they are at the heart of our thinking
Live Earth / asimpleswitch.com
On July 7,2007, Philips sponsored the Live Earth concerts at eight different locations around the world, attracting an audience of two billion people. On the asimpleswitch.com website, over 600,000 people have pledged to replace a total of over 3.3 million light bulbs with energy-efficient alternatives.
56%
Sales of innovative products
In 2007,56% of our sales came from products introduced in the last three years.
500 million and counting
In May 2007 our 500 millionth shaver was produced in Drachten (Netherlands). We also ushered in the future of shaving with the launch of the revolutionary Arcitec shaver. With its ergonomic design and three independently flexing heads, Arcitec offers optimum skin contact in curved areas for a faster, closer, more efficient shave.
“Philips not only talks simplicity, it lives simplicity”
Dr Jurgen Hausler, [ILLEGIBLE]
CEO Interbrand Zintzmeyer & Lux
Interbrand ranking
Philips was one of the ten fastest-growing brands in terms of total brand value in the 2007 ranking of the top-100 global brands as compiled by leading brand consultant Interbrand. Our brand value rose 15% to an estimated USD 7.7 billion, making Philips the 42nd most valuable brand in the world.

We are inspired by people
World of wonder
Philips has redefined home entertainment with Aurea. The Aurea experience is like stepping into a different world, as scenes radiate an aura of light and color beyond the frame. The result is a totally immersive, ambient viewing experience.
Better images, lower impact
The 256-slice Philips Brilliance iCT scanner can capture an image of the entire heart in just two beats, while reducing radiation doses by up to 80%.
Energy-saving potential
Designed for offices and schools, for instance, Philips MASTER TL-D Eco fluorescent lamps save 15% energy compared to traditional T8 fluorescent lamps, of which the EU alone has an installed base of more than 1 billion.

This Annual Report is available online — in dynamic, interactive form — at the address below. Key financial data are available as Excel downloads. The Report can also be downloaded in full or per chapter in PDF.
www.philips.com/annualreport
In parallel and complementary to this Annual Report 2007, we have published our Sustainability Report 2007 (www.philips.com/sustainability).
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the Outlook section of the chapter The Philips Group in this Annual Report. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals, and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the chapter Risk management.
Third-party market share data
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full-year information regarding 2007 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Fair value information
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models, which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the financial statements. In certain cases, independent valuations are obtained to support management’s determination of fair values.
US GAAP basis of presentation
The financial information included in this document is based on US GAAP, unless otherwise indicated. As used in this document, the term EBIT has the same meaning as Income from operations (IFO).
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures like: comparable growth; EBITA; NOC; net debt (cash); and cash flow before financing activities. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measures.
Further information on non-US GAAP information and a reconciliation of such measures to the most directly comparable US GAAP measures can be found in the chapter Reconciliation of non-US GAAP information.
Statutory financial statements and management report
The chapters IFRS financial statements and Company financial statements contain the statutory financial statements. The introduction to the chapter IFRS financial statements sets out which parts of this Annual Report form the management report within the meaning of Section 2:391 of the Dutch Civil Code (and related Decrees).
Reclassification
On November 2, 2007, Philips announced that it has decided to proceed with the sale of its approximately 70% ownership interest in MedQuist. Amongst others, in order to ensure comparison between different financial years and to achieve optimal transparency for users of the Annual Report, all consolidated financial statements of prior years have been restated to present the MedQuist business as a discontinued operation. The original consolidated financial statements of prior years are available on the Company’s website.
As of January 2007, the following key portfolio changes have been applied to the Philips Group structure: Other Activities was renamed Innovation & Emerging Businesses; Unallocated was renamed Group Management & Services; GSU activities and Miscellaneous were transferred from Innovation & Emerging Businesses to Group Management & Services; Consumer Healthcare Solutions was moved from DAP to Innovation & Emerging Businesses. Also, as of January 2007, certain Corporate/Regional/Country overhead and Corporate Intellectual Property costs were allocated to the operating divisions to further improve transparency of the total cost structure. As a consequence of the aforementioned, prior-year financials have been restated.
6 Philips Annual Report 2007

Contents

8	Financial highlights
10	Message from the President
The Philips Group
16	The Philips Way
34	Management discussion and analysis
48	Liquidity and capital resources
54	Acquisitions
58	Other information
60	Proposed dividend to shareholders
61	Outlook
The Philips sectors
62	Our structure
64	Medical Systems
70	Domestic Appliances and Personal Care
76	Consumer Electronics
82	Lighting
88	Innovation & Emerging Businesses
95	Group Management & Services
98	Risk management
112	Our leadership
116	Report of the Supervisory Board
Financial statements
127	Notes overview
Group financial statements
128	Management’s report
129	Auditors’ report
130	Consolidated statements of income
132	Consolidated balance sheets
134	Consolidated statements of cash flows
136	Consolidated statements of stockholders’ equity
137	Information by sectors and main countries
140	Significant accounting policies
146	Notes to the group financial statements
IFRS financial statements
189	IFRS management commentary
194	Consolidated statements of income
196	Consolidated balance sheets
198	Consolidated statements of cash flows
200	Consolidated statements of equity
202	Information by sectors and main countries
205	Significant IFRS accounting policies
211	Notes to the IFRS financial statements
239	Auditor’s report
Company financial statements
240	Balance sheets
241	Statements of income
241	Statement of equity
243	Notes to the company financial statements
245	Auditor’s report
246	Reconciliation of non-US GAAP information
250	Corporate governance
258	The Philips Group in the last ten years
260	Investor information
Philips Annual Report 2007 7

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
Financial highlights

all amounts in millions of euros unless otherwise stated	2005	1)	2006	1)	2007
Sales	25,445		26,682		26,793
EBITA2)	1,652		1,386		2,065
as a % of sales	6.5		5.2		7.7
EBIT	1,558		1,201		1,852
as a % of sales	6.1		4.5		6.9
Results relating to equity-accounted investees	1,754		(157)		763
Income from continuing operations	2,879		901		4,601
Income (loss) from discontinued operations	(11)		4,482		(433)
Net income	2,868		5,383		4,168
per common share in euros
- basic	2.29		4.58		3.84
- diluted	2.29		4.55		3.80
Net operating capital2)	5,439		8,518		10,586
Cash flows before financing activities2)	2,841		(2,472)		5,449
Stockholders’ equity	16,666		22,997		21,684
Net debt : group equity ratio2)	(4):104		(10):110		(32):132
Employees at December 31 3)	159,226		121,732		123,801

1)	Restated to present the MedQuist business as a discontinued operation

2)	For a reconciliation to the most directly comparable US GAAP measures, see the chapter Reconciliation of non-US GAAP information

3)	Includes discontinued operations 44,174 at December 31, 2005,6,640 at December 31, 2006 and 5,703 at December 31, 2007
8 Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements

5%	€1.90	7.7%	€4,168
comparable sales growth	EBITA per common share	EBITA as a % of sales	net income in millions of euros

Philips Annual Report 2007     9

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
Message from the President
Dear shareholder,
2007 was a dynamic and exciting year for our company, with good progress on many fronts. However, this did not translate into an equally exciting share performance. Operationally, we delivered once again on our Group targets, with 5% comparable sales growth and an EBITA margin of 7.7%, thanks to good execution, a strong innovation pipeline and a balanced portfolio that proved its robustness in a weakening economic environment.
We continued to advance well in our drive to become a truly market-focused, people-centric company that is geared to creating value through sustained profitable growth.
Strategically, we made significant steps in building strong market leadership positions across the portfolio, by investing in high-growth high-margin businesses while continuing to divest some low-growth low-margin businesses, largely completing our portfolio transformation.
In particular, the announced acquisitions of Genlyte and Respironics will boost our leadership position in Lighting and Home Healthcare respectively.
At the same time, we also tightened the focus of our portfolio with, among others, the sale of our mobile phone operation, as well as the projected divestment of our set-top box activity and our ownership interest in MedQuist.
We continued to invest in strengthening our position in important emerging markets in Asia, Eastern Europe and Latin America. Across our businesses, growth in emerging markets was particularly strong in 2007, and they now account for approximately 30% of our sales. We intend to further expand our presence in these markets by growing considerably faster than their respective economies.
We also continued to invest heavily in the things that really set Philips apart — our brand and our end-user-driven innovation and design — moving us to 38th place in Business Week’s ranking of the world’s most innovative companies (up from 67th place in 2006) and further increasing our brand value by 15% (according to Interbrand).
Financially, we accelerated our disciplined redeployment of capital with the announcement of a new EUR 5 billion (tax-free) share repurchase plan, on the back of a change to Dutch tax law. At the same time, we moved forward with our program to sell down our financial holdings, lowering our stakes in TSMC and LG.Philips LCD. With our capital reallocation process now largely completed, we are well on our way to arriving at an efficient balance sheet before the end of 2009.
In 2007 we also launched our EcoVision IV program, which aims to double sales of our Green Products over the next five years to 30% of total revenues, in comparison to 15% in 2006. And we have pledged to double investments in green innovations to EUR 1 billion by 2012. Concentrating on areas where we can make an impact with our capabilities and expertise, we are focusing our sustainability efforts on two global challenges: energy efficiency and available and affordable healthcare.
Crucially, in September we announced Vision 2010, a strategic blueprint defining the company we want Philips to be — a simpler, stronger company that is better placed to meet people’s need for high-quality but affordable healthcare, energy-efficient lighting and rewarding lifestyle experiences, while at the same time providing significant shareholder value by delivering on our target to double EBITA per share by 2010.
As stated above, good progress on many fronts, though for you, our shareholder, only a flat share price performance, more or less in line with the market. With that, we rank—on three-year TSR (Total Shareholder Return) — 5th in our old peer group of 24 companies and, for the first time in our new peer group, 6th among 12
10     Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
companies. Our ambition and your expectation are clearly higher, and so with our agenda for 2008 we will drive even more relentlessly for value creation and delivery.
Performance against targets
As I do every year, I would also like to update you on how we did on the things we had set out to do as part of our 2007 Management Agenda.
Maintain annual average sales growth of 5-6% and achieve above 7.5% EBITA
I am glad to say we achieved our Group targets of 5-6% annual average sales growth and EBITA above 7.5%.
At 5%, comparable sales growth was at the low end of the bandwidth as particularly high growth at DAP and solid growth at Lighting were offset by a flat performance at Consumer Electronics, caused by a loss of market share in the first half of the year at Connected Displays — a highly competitive business that we continue to manage for profitability — while Medical Systems’ sales growth was hampered by a declining US imaging market, triggered by the Deficit Reduction Act.
At 7.7% of sales, our EBITA margin is the highest in recent years, up from 5.2% in 2006 — an excellent starting position towards our 2010 targets. Operationally, we executed very well in our DAP and Lighting businesses, which achieved EBITA margins of 17.6% and 11.9% respectively, even though Lighting was hampered by the sharp decline in the very profitable UHP business and the closure of our LCD backlighting activity. However, we had some issues at Consumer Electronics, especially Connected Displays, with losses in the US for the whole year. Despite this, Consumer Electronics managed to exceed its target of 3% EBITA margin. At Medical Systems we were impacted by the slowdown of the US imaging market. The shortfall in the US could not be compensated entirely by a good operational performance of the non-imaging businesses and in the rest of the world, which resulted in slight under-performance against margin targets, EBITA remaining virtually stable at 13.5%.
Delivering on our 2007 objectives puts us in a good starting position to meet the more ambitious medium-term targets set as part of Vision 2010, especially as this portfolio of activities has shown resilience in earlier periods of economic downturn.
Continue to redeploy capital in a disciplined way through value-creating acquisitions, share buy-backs and dividends
In 2007 we continued to further strengthen our key businesses and create true market leadership positions by means of both small ‘fill-in’ and larger’platform’ acquisitions–all high-growth high-margin businesses.
Besides our acquisition drive, which resulted in 2007 in a total cash-out of EUR 1.5 billion, we continued our policy of repurchasing shares, buying back some EUR 1.6 billion worth of shares, of which EUR 0.8 million for cancellation. Unfortunately the buy-back through the so-called ‘second trading line’ brought us only about half of the EUR 1.6 billion we had targeted. However, on the back of a change to Dutch tax law, we were able, in December, to announce a new EUR 5 billion buy-back plan, through which we will more than catch up on our target.
With our year-end announcements of the Respironics acquisition and our latest share buy-back plan, we passed the EUR 10 billion mark twice — for closed and announced acquisitions, as well as for the total of realized and intended share buy-backs. In total we have re-allocated over EUR 20 billion of capital since 2005, largely completing our capital re-allocation program and putting us well on track to deliver, as promised, an efficient balance sheet before the end of 2009.
With our strong focus on economic value added as well as return on invested capital, our projections show that
12     Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
“Our sectors share a common brand that stands for innovation delivered with ‘sense and simplicity’.”
this combination of accretive acquisitions and share buy-backs is the best way to create shareholder value.
I am also pleased to announce that, consistent with our policy to pay out 40-50% of continuing net income as an annual dividend, we are proposing to the upcoming General Meeting of Shareholders to declare a dividend of EUR 0.70 per common share, an increase for the fourth year in a row and a statement of our confidence for the future.
Drive a culture of superior customer experience by delivering on the brand promise and implementing the Net Promoter Score measure in the company
In 2007, Philips was one of the ten fastest-growing brands in terms of total brand value in the annual ranking of the top-100 global brands compiled by Interbrand — a clear sign that the brand’s core messages resonate with customers. Our brand value rose 15% to an estimated USD 7.7 billion, making Philips the 42nd most valuable brand in the world.
We drove the further deployment of the Net Promoter Score (NPS) as our single key metric of customer experience. NPS measures the answer to just one question:“How likely is it that you would recommend this company/ product to a friend or colleague?” Brands with high NPS scores tend to grow faster and more profitably than their competitors. At present, close to 50% of our key businesses have industry-leading scores, and we aim to increase this figure to 70% by 2010 — a significant but vital challenge.
Be an exciting place to work and bring employee engagement to a high-performance benchmark level within 2 to 3 years
Philips is a fantastically exciting place to work. We offer our employees excellent working conditions, energizing career challenges and international development opportunities. And we are unstinting in our efforts to create a diverse and inclusive working environment, in which all employees feel valued for their talents and contribution.
We are also stimulating a culture where people are encouraged to be ambitious and take calculated risks, and where failure is understood to be part of learning.
We measure the progress of our people initiatives through our annual Employee Engagement Survey. In 2007, the response was 92%, up from 85% in 2006, and the results show definite improvement. The Employee Engagement Index figure rose to 64%, from 61% in 2006. Our goal is to reach the high-performance benchmark of 70% by 2009.
We also use the Engagement Survey to gauge how our people judge their leaders. Our People Leadership Index — measuring 12 aspects relating to one’s direct manager-rose to 64% from 59% in 2006, equally moving towards the high-performance benchmark of 70%.
Vision 2010 — creating a simpler, stronger and better company
In September 2007 we launched Vision 2010, organizing Philips in three market-oriented sectors - Healthcare, Lighting and Consumer Lifestyle — effective January 2008, with the ambition to build a company with a significantly higher shareholder value by delivering on our target to double EBITA per share by 2010 from our 2007 starting point
Vision 2010 represents a step up of ambition in our drive to become a truly market-driven, people-centric company with a well-balanced portfolio of professional and consumer businesses with attractive EBITA margins and effective business models — one that has already demonstrated resilience in a challenging economic environment
Our sectors address specific yet interlinked markets, with a strong focus on people and their health and well-being, and they share a common brand that stands for innovation delivered with “sense and simplicity”.
Philips Annual Report 2007   13

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
Healthcare
Our new Healthcare sector brings together Medical Systems and our growing Home Healthcare Solutions business — formerly Consumer Healthcare Solutions. We now deliver innovative solutions — based on the combination of human insights and clinical expertise-across the entire care cycle, from the hospital to the home. We believe the link bridging the hospital and the home is going to be increasingly important in delivering better patient outcomes while containing costs.
In the hospital market we strengthened our global leadership in critical care with the acquisition of VISICU, providing advanced IT solutions for monitoring of patients in the intensive care unit.
Complementary to our established leadership position in the professional healthcare technology market, our proposed acquisition of Respironics — a leading US-based global provider of innovative respiratory and sleep therapy solutions for hospital and home use — is part of our strategy to create a global leadership position in the fast-growing home healthcare solutions market as well. Given the unsustainably high healthcare costs in many markets and increased emphasis on both efficiency and patient comfort, we are seeing a gradual shift towards diagnosing, treating and monitoring patients in their homes rather than in hospitals. Demand for home healthcare is also growing due to the increasing number of elderly people and the rising incidence of chronic diseases. With our expertise in consumer insights in the consumer lifestyle space, we feel we are ideally positioned to be one of the leading companies driving this emerging trend.
Completion of this stage of our acquisition drive will create a Healthcare sector with sales of over EUR 7 billion going forward and global leadership positions in areas such as cardiac care, acute care, and now also home healthcare. We will continue to grow our business organically and further expand profitability by maintaining our focus on operational excellence and by leveraging our 2007 acquisitions.
Lighting
In both the professional and consumer domains, Philips Lighting is increasingly shifting its focus towards applications, rather than products, supported by the growing demand for energy-efficient solutions and the rise of solid-state lighting. In 2007 we underscored our ambitions by completing a number of major acquisitions — totaling EUR 1.2 billion — to boost growth and position ourselves for the future.
14      Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
We completed the acquisition of Partners in Lighting International, the leading European manufacturer of home luminaires, an area where solid-state lighting (SSL) will bring major benefits in terms of creating atmospheres and reducing energy consumption.
Further lighting acquisitions included Color Kinetics, a US-based leader in innovative LED lighting systems, with a broad technology and intellectual property portfolio (controls and intelligent technology). In this way we are building a strong position through the complete SSL value chain for future growth in energy-efficient lighting solutions using LED sources.
Toward the end of the year we announced the acquisition of major North American luminaire manufacturer Genlyte, giving us the leading position in the US market for professional lighting applications.
Together, these actions have significantly strengthened our global leadership position in the market for advanced, energy-efficient lighting solutions, creating a Lighting sector with sales of over EUR 7 billion going forward. Leveraging end-user-driven innovation, marketing and supply excellence, we will drive profitability by managing for growth.
Consumer Lifestyle
Combining CE and DAP’s complementary strengths will boost Philips’ consumer lifestyle proposition as a whole, creating a new business sector based on deep end-user insight, cutting-edge design and rich consumer experiences, rather than product categories.
In Consumer Lifestyle we have chosen a strategic direction which is based on the fundamental insight that our target customer is increasingly interested in personal well-being. Exploiting Philips’ innovative capability, brand and distribution strength will enable Consumer Lifestyle to further drive the portfolio in the direction of sustainable high-margin positions in the well-being space, as well as providing us with a platform to grow into new value spaces. At the same time, the coming year will see us take decisive steps to structurally deal with the issue of unsatisfactory profitability at Connected Displays.
Focus on execution
We are close to being the Philips we envisaged when we set out to transform the company in 2001. We are no longer inward-looking, but market and customer-oriented, no longer volatile and cyclical, but ready to continue to progress in spite of economic headwind. I am convinced that unrelenting focus on the needs of the market, along with rigorous and consistent execution of our plans, will enable us to continue delivering on our promise of sustained profitable growth.This will bring us a step closer to the realization of our Vision 2010 ambition and create lasting value for all our stakeholders and in particular for you, our shareholder.
Final thoughts
On a personal note, I would like to thank Theo van Deursen, who will be retiring on April 1 this year, for his outstanding contribution over a period of some 35 years, latterly as CEO of Philips Lighting, where he has been the architect and driving force of the new, expanding Lighting sector. I wish him all the best for his retirement
With Rudy Provoost we have a good successor for Theo, one who will steer the next phase of growth and expansion at Philips Lighting, having profoundly transformed our Consumer Electronics businesses. I am also very pleased to have Andrea Ragnetti as the leader of our Consumer Lifestyle sector, where he will combine his marketing skills with the best of DAP and CE. Together with Steve Rusckowski’s in-depth knowledge and experience of Healthcare, we have three strong sector leaders working closely together with me and my colleagues Pierre-Jean Sivignon and Gottfried Dutiné to provide Philips with the leadership it needs to move to a higher performance level.
We also have to say goodbye to Wim de Kleuver, the Chairman of our Supervisory Board, whose stewardship, wisdom and experience we have always valued. I wish him the very best for the future.
Finally, on behalf of the entire Board of Management, I would like to express my thanks to you, our shareholders, for your continued support as we strive — supported by the dedication and drive of our people — to fulfil the promise of the future set out in Vision 2010.
Gerard Kleisterlee
President
Philips Annual Report 2007      15

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors

The Philips Way
The Philips Way
Our company was founded in Eindhoven (Netherlands) in 1891 to “manufacture incandescent lamps and other electrical products”. Ever since then, we have been simplifying and enhancing people’s lives with a steady flow of pioneering innovations, for instance in the fields of medical imaging, television, lighting, optical technology and integrated circuits. Today, we remain committed to building upon this rich heritage to make people’s lives simpler, more enjoyable and more productive.
Vision 2010
In 2001 we started out on a journey to transform Philips into a focused, market-driven company capable of delivering sustained profitable growth, and so creating value for our stakeholders. Over the course of the intervening years, we have fundamentally repositioned Philips from a rather volatile, technology-focused, vertically integrated electronics company to an applications-oriented, customer-centric and more predictable company. This involved a massive capital re-allocation, away from cyclical technology businesses and toward expansion of our high-margin core businesses through acquisitions, innovation and brand injections, as well as returning capital to shareholders through tax-efficient share buy-backs and dividends. In 2007 we took another major step forward with the announcement of our Vision 2010 strategic blueprint.
Vision 2010 places the customer at the very heart of everything we do. Accordingly, we have realigned our entire organization around the needs we see in the marketplace. Effective January 1,2008, we now have three sectors — Healthcare, Lighting and Consumer Lifestyle.
Insights and empowerment
Our mission is to improve the quality of people’s lives through the timely introduction of meaningful innovations. In a world where complexity grows to touch every aspect of our daily lives, we will lead in bringing sense and simplicity to people.
Based on a deep understanding of what people really need and want, and delivering on our promise of simplicity, we empower our customers — both healthcare and lighting professionals and end-consumers — with solutions that are advanced, yet designed around them and easy to experience. Specifically, we address these needs and desires in the four domains of my space, my body, my appearance and my mind.
As well as expressing a commitment to eliminate unnecessary complexity and to deliver the meaningful benefits of technology, our “sense and simplicity” brand promise also defines how we want to be seen by all our stakeholders — open and transparent, approachable, easy to do business with.
Today, Philips is a much simpler company focused on the market, centered around the brand and driven by innovation. We see tremendous potential in both mature and emerging markets and leverage our competencies in design, technology and marketing to capture value from some of the major economic, social and demographic trends, e.g. the growing demand for better healthcare at lower cost consumer empowerment the rise of emerging markets and the need for energy efficiency.
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98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
As we strive to enhance the quality of people’s lives, our 7 strategic drivers are helping us become a simpler stronger and better company.
Vision 2010 — ambition to significantly increase shareholder value
•	Improve the EBITA margin of our current businesses to exceed 10% by year-end 2010

Through improved margin management, increased contribution from recent acquisitions, a better product mix, the effects of the organizational simplification and reduced corporate brand spend.

•	Drive comparable sales growth at a minimum of 6% (compound annual growth rate) for the period 2008-2010

•	Fuelled by organic growth, and through a specific focus on emerging markets and developing economies.

•	Arrive at an efficient balance sheet by the end of 2009

•	Through a combination of further value-creating acquisitions and continued return of capital to shareholders.

Thanks to the combined effect of these measures, we expect EBITA per common share to more than double by 2010 from the 2007 level.
Management Agenda 2008
As a result of a thorough review of our 2007 achievements and remaining challenges, as well as our expectations for the development of the global economy and the competitive environment, we have adopted the following management agenda for 2008:
•	Integrate and leverage recent acquisitions, delivering the anticipated return on investment

•	Take decisive steps to structurally deal with unsatisfactory EBITA margins at Connected Displays

•	Improve productivity as a driver of margin expansion

•	Step up resource investment in emerging markets to accelerate growth in excess of 2x GDP

•	Increase innovation focus in support of Philips’ growth ambition

•	Continue to drive a culture of superior customer experience

•	Bring employee engagement to high-performance benchmark

Philips Annual Report 2007     17

Our 7 strategic drivers
1
We are a people-centric company that organizes around customers and markets
Vision 2010 positions Philips as a market-driven company with an organizational structure that reflects the needs of its customer base.
Our three new sectors, Healthcare, Lighting and Consumer Lifestyle, each address different markets, but have one thing in common – the customer is at the center.
By bringing together Medical Systems and our growing Home Healthcare Solutions business, for example, we can develop solutions that deliver value throughout the complete cycle of care – from disease prevention to screening and diagnosis through to treatment, monitoring and health management.
And by combining CE and DAP, we will leverage our competencies to create competitive advantages in a challenging marketplace. Merging sales teams, for example, will create greater focus and reach within our chosen markets. Optimizing supply and service processes will improve customer-centric effectiveness. And combining consumer insights will enable us to deliver even more compelling value propositions.
2
We invest in a strong brand and consistently deliver on our brand promise of “sense and simplicity” in our actions, products and services
The 2007 wave of our brand campaign showcased a range of simplicity solutions that empower consumers, particularly families, to manage their health and well-being. These advertisements underscore the deep consumer knowledge and insights that set Philips apart in the healthcare industry.
By investing consistently in our brand – also through activities like our Simplicity Events – we are seeing its value increase significantly, as evidenced by our fourth successive rise in the annual Interbrand top 100.
3
We deliver innovation by investing in world-class strengths in end-user insights, technology, design and superior supplier networks
Technology continues to drive many of our innovations, and innovation is integral to everything we do. But to ensure it is relevant and meaningful, we take end-user insights as its starting point.
Product creation and development begins with an understanding of people’s needs and aspirations. We make extensive use of our Experience Labs, where we can study people interacting naturally with our product concepts. If they find the concepts too complex, we make them simpler or go on to the next innovation.
The Philips Wake-Up Light is a new, medically proven wake-up solution based on the simulation of dawn. It emits light that gradually increases to the intensity you have selected, gently preparing your body to wake up. This ‘dawn light’ positively affects your energy hormones, enabling you to rise naturally and easily, feeling energized and refreshed.
4
We develop our people’s leadership, talent and engagement and align ourselves with high-performance benchmarks
In the 2007 edition of our annual Employee Engagement Survey, almost 100,000 Philips employees – from across all sectors and functions – were invited to answer the same 39 questions on leadership, management capabilities, alignment with Philips’ vision, identification with the brand, and reward recognition.
The Employee Engagement Index figure increased to 64%, from 61% in 2006. We have set ourselves the goal of reaching the high-performance norm of 70% by 2009. So while we are on the right track, the remaining gap still needs to be closed.
5
We invest in high-growth and profitable businesses and emerging geographies to achieve market leadership positions
We are well positioned to benefit from major trends that will determine global GDP development in the coming decade, i.e. the need of a growing and longer-living population for more and affordable healthcare, the need for energy-efficient solutions (e.g. for lighting) and developments in the consumer space. We are also well placed to realize profitable growth in emerging markets, while contributing to the sustainable development of these economies.
We continue to pursue opportunities to make value-creating acquisitions that can further our growth ambitions. The acquisitions we announced in 2007, for example, strengthened or established our leadership positions in promising markets, or gave us access to new markets. The successful integration of Partners in Lighting International, Color Kinetics and Genlyte will significantly boost our global leadership position in the market for advanced lighting solutions, while the announced acquisition of Respironics puts us firmly at the forefront of the fast-growing market for home healthcare solutions.
Now, the priority is to successfully integrate and leverage these acquisitions in order to capture their full value and so deliver the anticipated growth and margins.
6
We are committed to sustainability and focus on making the difference in efficient energy use
Global climate change, rising energy costs and pressure to meet targets on reduction of CO2 emissions are major issues facing the world today. Addressing these imperatives and the opportunities they present will have a major impact on global business.
Philips has a long-standing commitment to providing solutions that improve people’s lives and are environmentally sound. Now we are the industry leader in energy-efficient lighting with, for example, our state-of-the-art TL5 lamps and LED light sources, electronic gear, high-efficiency optics and energy-saving lighting controls.
We are aiming for our Green Products to generate 30% of total revenues by 2012, compared with 15% of Group sales in 2006. This commitment is part of our latest EcoVision program, which aims to double investment in green innovations to EUR 1 billion in the next five years and to increase the energy efficiency of our operations by 25%.
During 2007 we launched our Green Logo, a simple tool to help consumers find Philips’ Green Products in stores and make responsible choices.
7
We drive operational excellence and quality to best-in-class levels, allowing us to make strategic investments in our businesses
Philips Business Excellence (PBE) provides a holistic framework for assessing an organization’s position relative to world-class performance, identifying strengths as well as improvement opportunities that support business objectives.
In few areas are the demands for manufacturing excellence higher than in the automobile industry. This drives our Automotive Lighting business, which has adopted a zero-defects policy – not as a philosophy but as a hard target.
Using the Philips Business Excellence program, our people at Automotive Lighting identify what improvements are needed, and formalize them in the management agenda. The policy is based on management attention and shop floor focus. Black Belts (process experts) and Green Belts (operational and tactical experts) lead improvement teams focused on product quality issues. Our Lighting Quality Improvement Competition provides a platform where the teams can share their experiences and learn from each other, as well as motivating and engaging our people.

I feel more secure now
Philips and healthcare
“I live on my own and have severe arthritis, which makes me fall sometimes. Now, I can get help when I need it. When I fell last week I pressed the button, and immediately my panic was gone. Within a few minutes the paramedics were here.”
Philips Lifeline is an easy-to-use personal response service that lets you summon help any time of the day or night – even if you can’t speak. All you have to do is press your personal help button, worn on a wristband or pendant, and a trained response center associate will ensure you get help fast.
Philips Annual Report 2007     23

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors

The Philips Way
Healthcare
Our focus is on the people at the center of healthcare – the patient and the care provider. Based on both user insights and clinical excellence, our innovative solutions simplify and improve care, and empower people to manage their own health.
Whether in the hospital or the home, we seek to improve patient outcomes throughout the entire care cycle – from prevention and screening to diagnosis, treatment, monitoring and management.
Patient comfort
The Philips Panorama HFO magnetic resonance system provides high-quality performance in a truly open configuration, allowing three times more patient space than cylindrical high-field systems. This creates a more acceptable imaging environment for claustrophobic or anxious patients.
For demanding caseloads
Philips X-ray angiography systems - such as the Allura Xper range – deliver flexibility and workflow control, while ensuring exceptional image quality and superb dose management. Designed for cardiac, vascular and neuro interventions, these systems help increase clinical efficiency.
Get closer
The Philips BrightView SPECT system offers exceptional image quality in a fast, easy-to-use package. Its BodyGuard feature automatically contours to the patient, using a customizable scan distance preset by the operator.
Anytime, anywhere
Philips iSite PACS is an enterprise-wide medical image and information management system. From an easy-to-use interface to having all images archived online and available at the click of a mouse, iSite PACS delivers the power of radiology to the point of patient care.
24     Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Addressing daily challenges
With its image quality, ease of use, automated quantification and workflow solutions, the Philips iU22 intelligent ultrasound system gives clinicians tools that increase confidence in diagnoses and improve throughput.
Quality gains
The Philips Gemini PET/CT scanner with TruFlight technology delivers 20% better spatial and contrast resolution, providing faster, more sensitive scanning than conventional PET. This facilitates earlier disease detection, regardless of patient size.
Delivering clear information
The Philips IntelliVue family of patient monitors gives care teams throughout the hospital more of the information they need right at the patient’s side. All share a common user interface and Philips’ innovative portal technology.
Superior imaging
Philips Brilliance CT systems provide the clinical advantages needed to attract referrals and the productivity advantages needed to keep them. Their appeal is powered not only by technological innovations for superior speed, accuracy and reliability, but also by advances in user interaction.
Care in the home
Philips Remote Patient Management has a comprehensive offering of telehealth products and services for monitoring of chronically ill patients after they have been discharged from hospital.
People-focused healthcare
Philips Ambient Experience integrates design and enabling technology to provide each patient with a personalized experience that eases anxiety, thereby facilitating procedures and increasing operational effectiveness.
Philips Annual Report 2007      25

·’

I can create different moods now
Philips and lighting
“My shop is constantly changing in terms of merchandise, theme, floor layout, etc. And my customers’ motivation or mood for shopping can be different at different times. Now, I can tailor the ambience to my clientele at the touch of a button, or adapt the lighting to events such as a summer sale or the launch of a new collection.”
Philips AmbiScene is a flexible lighting concept designed to help retailers create inspiring and meaningful shopping experiences. It can change the lighting in every conceivable way (e.g. color, tones of white, intensity), addressing different shopping moods and supporting retail communication strategies. AmbiScene comprises a broad portfolio of luminaires and controls, including solid-state lighting, allowing dynamic lighting and special effects.
Philips Annual Report 2007     27

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips Sectors

The Philips Way
Lighting
Lighting has a major impact on our well-being, moods and emotions. It inspires, attracts, communicates, sets the scene and enhances our experience of architectural spaces.
Combining our understanding of people’s needs, desires and aspirations with our technological leadership, we are able to deliver the advanced, energy-efficient products and systems that will help us create a sustainable future.
Safer driving
A study by the independent safety research organization TÜV Rheinland showed that if all vehicles on German roads were equipped with Xenon car lights, 18% of all fatalities could be avoided, saving 1,200 lives annually.
Enjoy your stay!
Philips MASTERCIassic is a retrofit halogen bulb for hospitality applications, which cuts energy consumption by 50%, lasts three times longer than an incandescent bulb and provides outstanding sparkling white light.
Living streets
Philips CosmoPolis delivers a very high-quality white light and uses 50% less energy than the mercury-vapor street-lighting systems still in use all over the world, saving more than 100 kg of CO2 per year per lamp.
Simply irresistible
Philips MASTERColour COM Elite’s crisp white light, high output and superior color rendering adds sparkle to retail environments, displaying merchandise to best effect and attracting consumers.
28      Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Cities for people
Offering unprecedented design freedom in terms of color, dynamics, miniaturization and energy efficiency, solid-state lighting is bringing towns and cities to life in ways we could previously only dream of.
The thrill of the action
Philips ArenaVision was the world’s first sports-lighting system specifically designed to increase dramatically the theatrical and emotional value of sports for TV audiences, spectators and players alike.
Home comforts
Philips Mini Softone is the first range of energy-saving lamps with the size, shape, warm light quality and output required for decorative lighting fixtures in the home.
Smart energy saving
Philips ActiLume is an intelligent lighting control for offices. It detects when people are present and switches the lights on or off accordingly. It also dims the lights when there is sufficient incident daylight. In this way, energy savings of up to 75% can be realized.
Philips Annual Report 2007     29

We feel healthier now
Philips and lifestyle
“As a parent, I want to know that my children are getting all the goodness they need. Now, I can easily add essential minerals and vitamins to our daily diet.”
Juicing cleanses, flushes, alkalizes and revitalizes the body. With its extra-large feeding tube and powerful motor, the Philips Juicer can turn any fruit or vegetable — chopped or whole — into juice instantly.
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8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
The Philips Way
Consumer Lifestyle
Today’s empowered consumers are characterized by a desire for both wellness and pleasure. They want to enjoy a healthy life balance — to look and feel good, and to benefit emotionally from rich, pleasurable technology experiences, both at home and on the move.
Through the application of design and deep consumer insight, we develop meaningful and innovative solutions that fulfill people’s lifestyle needs and desires.
Total immersion
Philips Ambilight FlatTVs project a soft glow of light onto the walls around the TV set which automatically changes to match the colors and brightness of the picture, creating an immersive entertainment experience.
Safe to drink
The Philips Intelligent Water Purifier uses advanced UV technology and activated carbon to purify water, freeing consumers from the threat of water-borne diseases.
Entertainment on the go
Philips GoGear players can store thousands of MP3 music files, WMV videos and JPEG pictures, making it easy for consumers to enjoy their personal multimedia libraries while on the move.
One touch
Philips’ one-touch Espresso machine allows you to make a variety of coffee drinks at the push of a button.
Convenient communication
VoIP telephony has enabled millions of people to stay in touch via the Internet. Philips’ flagship DECT phone, the VOIP841, uniquely allows Skype calls from anywhere in the house without the need for a computer.
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98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Realistic gaming
Philips’ amBX technology extends games beyond the screen, adding sensory experiences to gameplay through the use of light, color, sound, vibration and even air flow.
Fresh and confident
Philips Sonicare power toothbrushes — with patented sonic technology and innovative brush-head design — guarantee improved oral health and naturally whiter.
Music everywhere
Philips Streamium wireless music systems allow consumers to store their entire CD collections, and then stream that music throughout the home via WiFi.
A chore made easy
The Philips Wardrobe Care solution helps consumers keep their clothes looking like new with minimum effort.
Feels good
The Philips Moisturizing shaving system with integrated Nivea for Men shaving conditioner delivers an extra-comfortable shave that also conditions your skin.
Rest easy
Philips Avent DECT baby monitors are completely interference-free, offering excellent sound quality and total peace of mind.
Philips Annual Report 2007     33

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors

Management discussion and analysis
Management discussion and analysis
Please refer to page 6 for more information about forward-looking statements, third-party market share data, fair value information, US GAAP basis of preparation, use of non-US GAAP information, statutory financial statements and management report, and reclassifications.
The analysis of the 2006 financial results compared to 2005, and the discussion of the critical accounting policies, have not been included in this Annual Report. These sections are included in Philips’ Form 20-F for the financial year 2007, which is filed electronically with the US Securities and Exchange Commission.
In 2007 we continued on the growth path we have been following in recent years — redirecting resources to high-growth opportunities, making acquisitions, growing in emerging markets, leveraging our brand, and innovating and marketing for further organic growth.
34      Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Management summary
The year 2007
•	2007 was a successful year for Philips. We delivered on our growth target, realizing 5% comparable sales growth, and exceeded our profit target with EBITA of 7.7%. Our strong innovation pipeline and balanced portfolio proved their robustness in a weakening economic environment.

•	In 2007 we accelerated the transformation of Philips into a market-focused, people-centric company capable of delivering sustained profits.

•	We invested a total of EUR 1.5 billion in acquiring high-growth, high-margin businesses to strengthen our leadership position in promising markets and to gain access to new markets.

•	At the end of the year, we announced the two largest acquisitions in recent company history, Genlyte and Respironics. The integration of these highly profitable companies is in line with our Vision 2010 strategy.

•	In 2007 we further reduced our shareholdings in LG. Philips LCD and TSMC to 19.9% and 5.0% respectively, generating cash inflows of EUR 5.4 billion and a gain of over EUR 3 billion.

•	We bought back shares for EUR 1.6 billion and returned EUR 0.6 billion cash to our shareholders via the annual dividend payment.

•	At the end of 2007 we announced a further EUR 5 billion share buy-back program, which we intend to largely complete by the end of 2008. In addition, we are proposing a dividend of EUR 0.70 per share in 2008, a 17% increase compared to 2007.
Key data
in millions of euros unless otherwise stated

	20051)	20061)	2007
Sales	25,445	26,682	26,793
EBITA	1,652	1,386	2,065
as a % of sales	6.5	5.2	7.7
EBIT	1,558	1,201	1,852
as a % of sales	6.1	4.5	6.9
Financial income and expenses	104	28	2,613
Income tax expense	(526)	(167)	(622)
Results of equity-accounted investees	1,754	(157)	763
Minority interests	(11)	(4)	(5)
Income from continuing operations	2,879	901	4,601
Income (loss) from discontinued operations	(11)	4,482	(433)
Net income	2,868	5,383	4,168
Per common share (in euro) — basic	2.29	4.58	3.84
Per common share (in euro) — diluted	2.29	4.55	3.80

Net operating capital (NOC)	5,439	8,518	10,586
Cash flows before financing activities	2,841	(2,472)	5,449
Employees (FTEs)	159,226	121,732	123,801
of which discontinued operations	44,174	6,640	5,703

1)	Restated to present the MedQuist business as a discontinued operation
In 2007 the Philips Group achieved comparable sales growth of 5%. However, because of a 3% negative currency effect and the impact of acquisitions and divestments, nominal sales remained stable compared to 2006.

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8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors

Management discussion and analysis
Comparable sales growth was realized by all divisions, with DAP (15%) and Lighting (6%) delivering particularly strong growth. Comparable sales growth at CE was limited to 1%, mainly due to market share losses in Connected Displays in the first half of 2007, especially in the US. At Medical Systems, comparable sales increased by 4%, despite a softening of the imaging market in the US, due in part to the impact of the Deficit Reduction Act, and in Japan.
Sales growth was particularly strong in emerging markets, which will continue to be increasingly important to Philips. Emerging markets, most notably China, Russia and India, contributed 60% to our comparable sales increase in value, while accounting for 30% of total revenues.
EBIT amounted to EUR 1,852 million, compared to EUR 1,201 million in 2006.
The Group’s EBITA improved by EUR 679 million and amounted to EUR 2,065 million, or 7.7% of sales, the highest margin in recent years, up from 5.2% in 2006. The higher results were primarily driven by DAP and Lighting, which achieved EBITA margins of 17.6% and 11.9% respectively. Additionally, the EUR 146 million cost reduction in the Group Management & Services sector contributed significantly to the earnings improvement. The increase in EBITA was also attributable to a EUR 256 million product liability charge in 2006.
Income from continuing operations amounted to EUR 4,601 million, an increase of EUR 3,700 million compared to 2006. The improvement was driven by EUR 651 million higher operational earnings and EUR 2,585 million increased financial income, primarily due to the sale of shares in TSMC. Income tax charges were EUR 455 million higher, at an effective tax rate of 13.9% in 2007 compared to 13.6% in 2006. Results of equity-accounted investees improved by EUR 920 million, including a EUR 508 million non-taxable gain from the sale of shares of LG.Philips LCD and a EUR 456 million improvement in that company’s operational results.
Income from discontinued operations showed a loss of EUR 433 million, mainly due to MedQuist-related impairment charges, taking into account cumulative foreign currency translation differences. In 2006, income from discontinued operations included a total gain of EUR 4,283 million from the sale of Philips’ majority stake in Semiconductors.
Net income for the Group resulted in a profit of EUR 4,168 million, or EUR 3.84 per share.
Cash flows before financing activities increased by EUR 7.9 billion, largely due to increased cash flows from operating activities, higher inflows from the sale of stakes in TSMC and LG.Philips LCD, and lower cash outflows for acquisitions.
Performance of the Group
Sales
In percentage terms, the composition of sales growth in 2007, compared to 2006, was as follows:
Sales growth composition 2007 versus 2006 1)
in%

	com-		consoli-
	parable	currency	dation	nominal
	growth	effects	changes	growth
Medical Systems	3.6	(5.2)	1.9	0.3
DAP	15.4	(3.1)	4.9	17.2
Consumer Electronics	1.0	(2.2)	(0.8)	(2.0)
Lighting	6.0	(3.1)	8.6	11.5
I&EB	32.2	(4.5)	(80.6)	(52.9)
CMS	30.8	(2.3)	(10.5)	18.0
Philips Group	4.9	(3.3)	(1.2)	0.4

1)	Restated to present the MedQuist business as a discontinued operation
Group sales grew by 5% on a comparable basis to EUR 26,793 million in 2007. However, because of a 3% negative currency effect and a negative net impact of acquisitions and divestments, mainly due to the divestment of Optical Storage and Mobile Phones, nominal sales remained stable year-over-year.
The comparable sales growth was driven by all market clusters and all product divisions, and was particularly strong at DAP (15.4%) and Lighting (6.0%).
The robust sales increase at DAP was driven by double-digit sales growth in all businesses, most notably Domestic Appliances, and was visible throughout all market clusters, with especially strong growth rates in emerging markets. The increase in Lighting sales was mainly attributable to solid growth in energy-efficient lighting within the Lamps and Luminaires businesses.

36	Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Medical Systems’ growth (3.6%) was led by Ultrasound & Monitoring and Customer Services. Overall sales growth was tempered by a decline at Imaging Systems, primarily due to a softening of the market in the US (including the effect of the Deficit Reduction Act) and Japan. At CE, the sales increase (1.0%) was driven by all businesses, except Connected Displays, which lost market share in the first half of 2007, and was faced with fierce competition and price pressure in the Flat TV segment, particularly in the US.
Earnings
In 2007, Philips’ gross margin of EUR 9,169 million, or 34.2% of sales, represented an improvement of EUR 919 million compared to 2006 (EUR 8,250 million, or 30.9%). Adjusted for the product liability charge in 2006 (EUR 256 million), gross margin improved from 31.9% of sales to 34.2%. This improvement was primarily driven by higher gross margins at Medical Systems and Lighting.
Selling expenses increased from EUR 4,655 million in 2006 to EUR 4,980 million in 2007, largely due to higher expenditures at Lighting and DAP, both partly related to acquisitions and higher sales. As a percentage of sales, selling expenses increased from 17.4% in 2006 to 18.6% in 2007, mainly attributable to Lighting (mostly due to acquisitions) and Medical Systems.
Research and development costs (EUR 1,629 million, or 6.1% of sales) declined slightly compared to 2006 (EUR 1,659 million, or 6.2% of sales), as lower expenditures at CE, mainly related to the divestment of Mobile Phones, offset increased investments in Medical Systems, Lighting, DAP and Innovation & Emerging Businesses.
General and administrative expenses (EUR 854 million) declined by 12% compared to 2006 (EUR 969 million), largely as a result of lower pension costs and reduced overhead costs in corporate and regional organizations, following the simplification of the regional management structure. As a percentage of sales, G&A costs declined from 3.6% in 2006 to 3.2% in 2007.
The following overview shows sales, EBIT and EBITA according to the 2007 sector classification.
Philips Satinelle Ice is gentle for delicate skin and sensitive body areas thanks to a hypoallergenic ceramic epilating system and a detachable ice cooler.
Sales, EBIT and EBITA 2007
in millions of euros unless otherwise stated

	sales	EBIT	%	EBITA	%
Medical Systems	6,470	743	11.5	875	13.5
DAP	2,968	510	17.2	523	17.6
Consumer Electronics	10,362	322	3.1	325	3.1
Lighting	6,093	675	11.1	722	11.9
I&EB	703	(101)	(14.4)	(83)	(11.8)
GMS	197	(297)	—	(297)	—
Philips Group	26,793	1,852	6.9	2,065	7.7
Sales, EBIT and EBITA 20061)
in millions of euros unless otherwise stated

	sales	EBIT	%	EBITA	%
Medical Systems	6,448	734	11.4	861	13.4
DAP	2,532	370	14.6	378	14.9
Consumer Electronics	10,576	313	3.0	314	3.0
Lighting	5,466	577	10.6	608	11.1
I&EB	1,493	(94)	(6.3)	(76)	(5.1)
GMS	167	(699)	—	(699)	—
Philips Group	26,682	1,201	4.5	1,386	5.2

1)	Restated to present the MedQuist business as a discontinued operation

Philips Annual Report 2007	37

8 Financial highlights	10 Message from the President	16 The Philips Group Management discussion and analysis	62 The Philips sectors
Philips, together with the Dutch oil company NAM, has developed a new type of lighting for offshore oil platforms, designed to reduce the number of birds being attracted and interrupting their migration across the North Sea (often with fatal consequences).
In 2007, EBIT increased by EUR 651 million compared to 2006, to EUR 1,852 million or 6.9% of sales. Excluding the EUR 256 million product liability charge which was recognized in 2006, EBIT profitability improved by 1.4% in relation to sales, driven by the improved performance of DAP, Lighting and Group Management & Services.
Total EBITA for the Group increased from EUR 1,386 million, or 5.2% of sales, in 2006 to EUR 2,065 million, or 7.7% of sales, in 2007, exceeding the Group’s profitability target of 7.5%.
The main drivers of the year-on-year EBITA improvement were the strong, mainly sales-driven performance at DAP (EUR 145 million) and higher earnings at Lighting (EUR 114 million), as a result of higher sales across almost all businesses and a lower loss in the fluorescent-based LCD Backlighting business. Excluding the EUR 256 million negative impact of product liability charges in 2006, Group Management & Services’ result improved by EUR 146 million due to reduced corporate and regional costs as well as lower pension and brand campaign costs.
Medical Systems’ EBITA of EUR 875 million represented a slight increase compared to 2006, both in absolute value and as a percentage of sales (13.5%).
Higher earnings at Customer Services, Ultrasound & Monitoring and Healthcare Informatics were partly offset by lower earning at Imaging Systems, largely as a consequence of lower sales. However, the division fell short of its 2007 target of 14-15% EBITA profitability, almost entirely due to the challenging nature of the imaging market in 2007, especially in the US, which was affected by the Deficit Reduction Act. The 2007 EBITA included EUR 8 million acquisition-related charges for Intermagnetics, whereas EUR 78 million post-merger integration costs and purchase-accounting charges related to the acquisitions of Witt Biomedical and Intermagnetics were included in 2006.
Exceeding the targeted 15% EBITA profitability, DAP’s EBITA increase of EUR 145 million compared to 2006 was primarily driven by strong sales growth, supported by the full-year contribution of Avent, and rapid expansion in emerging markets with stable margins. In addition, effective cost management supported the EBITA profitability increase of 2.7% of sales compared to 2006. All DAP businesses supported the overall year-on-year improvement, both in nominal terms and as a percentage of sales.
CE’s EBITA reached EUR 325 million, or 3.1% of sales, compared to 3.0% in 2006, in line with the target set for the division. A sales decline and high margin pressure at Connected Displays, particularly in North America, were more than offset by higher EBITA in the other businesses, most notably Peripherals & Accessories and Entertainment Solutions.
Lighting’s EBITA improved to EUR 722 million, or 11.9% of sales, mainly due to higher earnings in Lamps, Lumileds, Luminaires and additional EBITA from the acquisition of Partners in Lighting International (PLI). The exit from the loss-making fluorescent lamp-based LCD backlighting business at the beginning of 2007 also added to the EBITA improvement.
The EBITA loss at Innovation & Emerging Businesses amounted to EUR 83 million, compared to a loss of EUR 76 million in 2006. EBITA in 2006 included an aggregated gain of EUR 76 million on the divestment of several businesses within Corporate Investments and Corporate Technologies. In 2007, EBITA improved due to EUR 44 million higher license income.
38 Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
EBITA at Group Management & Services improved by EUR 402 million compared to 2006, when the EUR 256 million product liability charge was recognized. The improvement in EBITA was also driven by a EUR 146 million reduction in Corporate, Country & Regional overheads, lower pension costs and reduced investments in the brand campaign.
Pensions
In 2007, net periodic pension costs of defined-benefit pension plans amounted to EUR 27 million, compared to EUR 75 million in 2006, mainly due to an increase in plan assets in 2006. The payments to defined-contribution pension plans amounted to EUR 84 million, EUR 4 million higher than in 2006, largely due to acquisitions.
The accounting rule for pensions and other postretirement benefits (SFAS No. 158) requires Philips to recognize the funded status of pensions and other postretirement benefit plans on the balance sheet. As a consequence, new actuarial gains and losses and unrecognized prior service cost resulting from plan amendments will directly affect stockholders’ equity through changes in other comprehensive income. The amortization of such costs is removed from equity in the period that they are included in the net periodic pension costs. The effect of SFAS 158 on stockholders’ equity resulted in an increase in other comprehensive income of EUR 218 million in 2007, compared to a net reduction of equity of EUR 477 million in 2006.
Restructuring charges
In 2007, EBIT included a net charge of EUR 37 million for restructuring.
Restructuring charges
in millions of euros

	2005	1)	20061	1)	2007
Restructuring:
Medical Systems	2		14		1
DAP	4		13		1
Consumer Electronics	67		12		7
Lighting	35		48		28
I&EB	26		—		1
GMS	—		—		4
Reduction of excess provisions	(8)		(5)		(5)
	126		82		37

1)	Restated to present the MedQuist business as a discontinued operation
The most significant new restructuring projects in 2007 were related to Lighting and consisted mainly of the exit from the fluorescent lamp-based LCD backlighting business and several projects in the Lamps business.
The Company’s remaining restructuring in 2007 covered a number of smaller projects.
The most significant restructuring projects in 2006 were Medical Systems’ transfer of the production of SPECT cameras from Milpitas to Cleveland, the restructuring of the Klagenfurt site (Austria), and a reduction of the fixed cost base and the creation of a more diverse and flexible supply base in DAP. Other projects included the reallocation of parts of the Lighting activities in Weert (Netherlands) to low-cost areas, the relocation in Mexico of all Juarez Lighting-plant activities to the Monterrey plant, and Lighting’s relocation of the standard Lead in Wire business from Deurne (Netherlands) to Poland.

Philips Annual Report 2007	39

8 Financial highlights	10 Message from the President	16 The Philips Group Management discussion and analysis	62 The Philips sectors
Financial income and expenses
A breakdown of the financial income and expenses is shown in the table below.
Financial income and expenses
in millions of euros

	20051)	20061)	2007
Interest expense (net)	(202)	(189)	(43)
Sale of securities	233	—	2,549
Other	73	217	107
	104	28	2,613

1)	Restated to present the MedQuist business as a discontinued operation
The net interest expense in 2007 was EUR 146 million lower than in 2006, mainly as a result of the higher average cash position of the Group and higher average interest rates applied to those deposits. Additionally, interest expense decreased mainly as a result of a reduction in average debt during 2007 compared to 2006.
Sale of securities
in millions of euros

	2005	2006	2007
Gain on sale of Atos Origin shares	185	—	—
Gain on sale of Great Nordic shares	48	—	—
Gain on sale TSMC shares	—	—	2,528
Loss on sale of JDS Uniphase	—	—	(10)
Gain on sale of Nuance	—	—	31
	233	—	2,549
In 2007, a total gain of EUR 2,549 million was recognized on the sale of shares in TSMC, Nuance and JDS Uniphase, whereas during 2006 there were no sales of securities.
Other financial income of EUR 107 million in 2007 included a cash dividend of EUR 128 million from TSMC and a EUR 12 million gain related to the revaluation of the convertible bond received from TPV Technology. This was partly offset by a EUR 36 million impairment of JDS Uniphase prior to the sale.
In 2006, other financial income of EUR 217 million included a cash dividend of EUR 223 million from TSMC, a gain of EUR 97 million upon the designation of the TSMC stock dividend as trading securities, and a gain of EUR 29 million as a result of an increase in the fair value of these trading securities.
This was partly offset by losses of EUR 77 million resulting from an impairment of the available-for-sale holding in TPO Display and of EUR 61 million due to a decline in the fair value of the share option within a convertible bond received from TPV Technology.
Income taxes
Income taxes amounted to EUR 622 million, compared to EUR 167 million in 2006. The tax burden in 2007 corresponded to an effective tax rate of 13.9% on pre-tax income, compared to 13.6% in 2006.
The effective tax rate in 2007 was affected by tax-exempt items such as the non-taxable gain on the sale of shares in TSMC. Non-taxable items in 2006 were the TSMC dividend, as well as the gains and losses resulting from changes in the fair value of TSMC stock and the TPV convertible bond. Income taxes in 2006 were also positively affected by a reduction in the Dutch corporate tax rate and gains resulting from final agreements on prior-year taxes in various jurisdictions.
For 2008, the effective tax rate excluding non-taxable items is expected to be around 30%, broadly in line with 2007.
For further information, please refer to note 6 of the notes to the Group financial statements.
Results of equity-accounted investees
The results relating to equity-accounted investees increased by EUR 920 million compared to 2006 and resulted in income of EUR 763 million in 2007, a breakdown of which is given in the table below.
Results of equity-accounted investees
in millions of euros

	20051)	20061)	2007
Company’s participation in income (loss)	513	(180)	271
Results on sale of shares	1,545	79	514
Gains arising from dilution effects	165	14	—
Investment impairment and guarantee charges	(469)	(70)	(22)
	1,754	(157)	763

1)	Restated to present the MedQuist business as a discontinued operation

40	Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
The Company’s participation in the net income of equity-accounted investees increased from a loss of EUR 180 million in 2006 to a profit of EUR 271 million in 2007, mainly due to higher earnings at LG.Philips LCD. Philips’ share in LG.Philips LCD’s operational result in 2007 improved by EUR 456 million compared to 2006, resulting in a profit of EUR 260 million, compared to a loss of EUR 196 million in 2006.
Earnings from the sale of shares mainly consisted of the EUR 508 million non-taxable gain on the sale of a 13% stake in LG.Philips LCD, reducing Philips’ shareholding from 32.9% to 19.9%. In 2006, a EUR 76 million non-taxable gain was recognized on the sale of the remaining 8.4 million shares of common stock in FEI, which reduced Philips’ shareholding from 24.8% to zero.
In 2006, gains and losses arising from dilution effects were mainly due to a EUR 14 million dilution gain recorded for TPV.
In 2006, investment impairment and guarantee charges primarily related to a EUR 61 million loss which was recognized as a result of agreements made with LG.Philips Displays for voluntary payments (social contributions and environmental clean-up), mainly in France, Germany, the Netherlands and the UK.
Minority interests
The share of minority interests in the income of Group companies reduced income by EUR 5 million, compared to EUR 4 million in 2006.
Discontinued operations
In this Annual Report, Philips reports the results of Mobile Display Systems, Semiconductors and MedQuist separately as discontinued operations. Consequently, the related results, including transaction gains and losses, are shown separately in the financial statements under discontinued operations.
The loss from discontinued operations of EUR 433 million in 2007 was primarily attributable to a EUR 360 million impairment charge for MedQuist, taking into account EUR 325 million cumulative foreign currency translation differences, which had previously been accumulated under equity since the date of the acquisition in 2000. In addition, a EUR 43 million loss related to the 2006 sale of a majority stake in the Semiconductors division was recognized, mainly due to pension settlements.
In 2007, Philips and the German Heart Institute in Berlin (DHZB) opened the first fully integrated Philips Electrophysiology Lab. By creating a more intuitive working environment and integrating data management, workflow efficiency is greatly improved. Being able to determine the ambient environment of the lab puts patients at ease. The result — better clinical focus and a friendlier environment for patients.
In 2006, the Company sold a majority stake in its Semiconductors division to a private equity consortium. The transaction consisted of the sale of the division for a total consideration of EUR 7,913 million and the simultaneous acquisition of a minority interest in the recapitalized organization at a cost of EUR 854 million. A net gain of EUR 4,283 million was recorded on the sale.
The 2006 results of discontinued operations also included a EUR 29 million gain on the sale of Mobile Display Systems to TPO.

Philips Annual Report 2007	41

8 Financial highlights	10 Message from the President	16 The Philips Group Management discussion and analysis	62 The Philips sectors
The market launch of the first dual-branded products in September made the combined strengths of Philips and Avent clearly visible to our consumers.
Net income
In 2007, income from continuing operations amounted to EUR 4,601 million, an increase of EUR 3,700 million compared with 2006. The improvement was driven by EUR 651 million higher EBIT and a EUR 2,585 million increase in financial income, primarily due to the sale of shares in TSMC.The EUR 455 million higher income tax charges were more than offset by a EUR 920 million increase in results relating to equity-accounted investees, which included a EUR 508 million gain on the sale of shares of LG.Philips LCD as well as a EUR 456 million increase in that company’s operational results.
The loss from discontinued operations amounted to EUR 433 million, mainly due to the aforementioned MedQuist-related losses, whereas 2006 included a total gain of EUR 4,283 million from the sale of a majority stake in the Semiconductors division.
Net income for the Group showed a profit of EUR 4,168 million, or EUR 3.84 per common share, compared to EUR 5,383 million, or EUR 4.58 per common share, in 2006.
Performance by market cluster
Philips monitors its performance on a geographical axis based on the following market clusters:
•	key emerging markets, including China, India and Latin America

•	other emerging markets, including emerging markets in Central and Eastern Europe, Russia, Ukraine and Central Asia, the Middle East and Africa, Turkey and the ASEAN zone

•	mature markets, including Western Europe, North America, Japan, Korea, Australia and New Zealand.
In 2007, sales growth was particularly strong in emerging markets, which will continue to be a focal area of growth for Philips. Emerging markets, most notably China, Russia and India, contributed 60% to our comparable sales increase in value, while accounting for approximately one third of total revenues.
Key emerging markets showed strong comparable growth, primarily driven by Lighting, Medical Systems and DAP, partly offset by a sales decline at CE, mainly due to Connected Displays in Latin America.
Other emerging markets delivered strong double-digit sales growth compared to 2006, driven by the outstanding performance of DAP and CE as well as robust expansion of Lighting and Medical Systems in these countries.
Sales in Western Europe showed a solid increase on a comparable basis, visible in all sectors, most notably the double-digit increase at DAP, followed by good performances by CE, Lighting and Medical Systems.

42	Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
In North America, sales on a comparable basis remained stable compared to 2006. A strong performance by DAP, driven by the successful introduction of new shaving and oral healthcare products, and moderate growth at Medical Systems, despite a decline at Imaging Systems, were largely offset by lower comparable sales at CE, predominantly attributable to strong competition and price pressure in Flat TV.
EBITA in mature markets in Europe increased by EUR 328 million, driven by DAP, CE and Lighting. The EBITA improvement in North America was largely due to the EUR 256 million product liability charge in 2006. Key emerging markets generated EBITA of EUR 209 million, a EUR 84 million improvement compared to 2006, mainly driven by significantly higher EBITA at DAP and Lighting. EBITA declined in other emerging markets, largely due to CE.
EBITA per market cluster
in millions of euros

	2005	1)	2006	1)	2007
Western Europe	1,036		953		1,281
North America	296		23		315
Other mature markets	37		32		41
Total mature markets	1,369		1,008		1,637
Key emerging markets	79		125		209
Other emerging markets	204		253		219
	1,652		1,386		2,065

1)	Restated to present the MedQuist business as a discontinued operation
EBIT per market cluster
in millions of euros

	2005	1)	2006	1)	2007
Western Europe	1,034		944		1,215
North America	206		(151)		171
Other mature markets	37		32		41
Total mature markets	1,277		825		1,427
Key emerging markets	77		123		206
Other emerging markets	204		253		219
	1,558		1,201		1,852

1)	Restated to present the MedQuist business as a discontinued operation
Marketing
Philips continues to increase its focus on insight-driven innovation to fuel growth. 2007 saw improvements in our ability to understand user needs and to translate these insights into compelling solutions. The increase in quality of our user insights is evidenced by the top-tier performance against industry benchmark of more than half our end-user insight projects, an improvement of 20% compared to 2006.
Key products and solutions launched in 2007 such as HeartStart MRx, Arcitec, Aurea and AmbiScene, are examples of products based on compelling user insights in Medical Systems, DAP, CE and Lighting respectively. Our progress in insight-driven innovation enables us to develop solutions which are truly differentiating in the perception of people using them. This puts us in a better position to maintain premium price levels and therefore to drive sustainable profitable growth.
In 2007, total Philips marketing expenditures amounted to EUR 994 million, or 3.7% of sales, compared to 3.3 % of sales in 2006. The spend increases in advertising and promotion — our largest spend categories — were partly offset by efficiency gains realized in cost of infrastructure. In addition, we invested more in marketing intelligence to strengthen our understanding of end-user and customer insights.

Philips Annual Report 2007	43

8 Financial highlights	10 Message from the President	16 The Philips Group Management discussion and analysis	62 The Philips sectors
In 2007, we continued to invest in building the Philips brand, supported by a EUR 111 million investment in the global brand campaign. These efforts resulted in a substantial year-on-year increase in our brand value, as reported by Interbrand, rising from USD 6.7 billion in 2006 to USD 7.7 billion in 2007. The Philips brand was ranked the 42nd most valuable global brand in 2007, up from 48th in 2006, according to Interbrand.
The 2007 development was primarily driven by increased appreciation of our Medical Systems business, which currently has the highest brand value within the Group. The Interbrand analysis showed that 35% of sales decisions in the healthcare sector are made based on brand. This demonstrates the importance of a strong brand for driving sales in the business-to-business as well as the business-to-consumer environment. The Philips brand is strongly positioned to do so.
Research and development
Strong performance in innovation is critical for Philips to increase its market competitiveness. Through substantial investments in research & development (R&D), Philips has created a vast knowledge base. In direct response to the needs of the market, Philips has adopted a more end-user-oriented approach to innovation in recent years, in order to balance investments between projects with more apparent short-term commercial prospects and projects creating new options for medium and long-term value-creation.
Philips’ R&D activities are shared across Corporate Technologies and the operating divisions. The Chief Technology Officer (CTO) of Philips manages the enabling technologies across the Company.
Corporate Technologies, employing 2,800 people, invests in world-class competencies and technologies that are relevant to the entire Philips Group. In the operating divisions, some 7,800 employees in 26 countries are predominantly engaged in the development of products and applications.
Technology, competence and innovation management
The CTO office is focused on technology management, competence management and innovation effectiveness across Philips. Competence management in R&D is supported by a company-wide R&D core curriculum. The CTO office also runs the Innovation Excellence program, a cross-functional drive towards a market-driven alignment of all Philips-wide innovation processes.

44	Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
In 2007, Philips’ invested EUR 1.6 billion, or 6.1% of sales, in research and development, slightly less than in 2006. Higher investments in Medical Systems, Lighting, DAP and Innovation & Emerging Businesses were more than offset by lower expenditures in CE, largely due to the divestment of Mobile Phones.
Research and development expenditures per sector 2)3)
in millions of euros

	20051)	20061)	2007
Medical Systems	517	566	584
DAP	139	168	171
Consumer Electronics	419	385	311
Lighting	212	269	282
I&EB	587	577	598
Inter-sector eliminations	(281)	(306)	(317)
Philips Group	1,593	1,659	1,629

1)	Restated to present the MedQuist business as a discontinued operation

2)	Includes the write-off of acquired in-process research and development of EUR 13 million in 2007 (2006: EUR 33 million, 2005: EUR 6 million)

3)	Total R&D expenditures include costs related to external contract research, accounting for 2%, 3% and 5% of the Company’s R&D expenditures for the years 2005, 2006 and 2007, respectively.
Medical Systems’ increase in R&D investment was primarily related to the acquisition of Intermagnetics at the end of 2006. DAP’s expenditures on research and development were on par with 2006, including investments in the new Arcitec shaver and the FlexCare toothbrush, both launched in the second half of 2007. CE reduced its R&D expenditures, primarily due to the divestment of the Mobile Phones business. Lighting’s research and development costs increased slightly compared to 2006, primarily due to acquisitions. Research and development expenditures at Innovation & Emerging Businesses increased year-on-year, primarily due to higher R&D investments in the Healthcare and Lifestyle Incubators within Corporate Technologies.
In 2007, investments in innovative technologies increased, especially in energy-efficient and solid-state lighting solutions as well as in the areas of healthcare and wellness.
Philips’ strong innovation pipeline contributed significantly to the Company’s sales growth in 2007, as 56% of Group sales came from newly introduced products, mainly driven by above-average contributions from CE and Medical Systems. Philips aims to maintain its new-product-to-sales ratio above 50%, while at the same time focusing on the profitability of new products.
At the Izmir Sirinyer Hippodrome in Turkey, a new lighting installation featuring state-of-the-art Philips ArenaVision floodlights has been commissioned to allow night-time racing for the very first time.
Philips Annual Report 2007       45

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors

Management discussion
and analysis
Opening at Schiphol Airport, Amsterdam, in early 2008, the first implementation of Philips’ ‘One Star is Born’concept by hotel chain citizenM has been developed to offer guests’affordable luxury’. Integrating multiple functionalities, this innovative solution puts the consumer at the heart of the hotel experience and enables hotel owners to optimize operating costs.
Employment
Employment
 in FTEs

	2005	2006	2007
Position at beginning of year	161,586	159,226	121,732
Consolidation changes:
- new consolidations	1,795	4,834	6,654
- deconsolidations	(2,552)	(44,085)	(3,535)
Comparable change	(1,603)	1,757	(1,050)
Position at year-end	159,226	121,732	123,801
of which:
continuing operations	115,052	115,092	118,098
discontinued operations	44,174	6,640	5,703
Excluding discontinued operations (MedQuist in 2007 and Semiconductors in 2006), the total number of employees of the Philips Group was 118,098 at the end of 2007, compared to 115,092 at the end of 2006. Approximately 46% were employed in the Lighting sector, due to the strong vertical integration of this business, and about 23% at Medical Systems. The consumer businesses DAP and CE accounted for 20% of Philips’ workforce.
The main employee increase in 2007 came from acquisitions made in Lighting (Partners in Lighting International, Color Kinetics), CE (Digital Lifestyle Outfitters) and in Innovation & Emerging Businesses (Health Watch and Raytel Cardiac Services).
The largest reductions in 2007 occurred due to the sale of business interests in Innovation & Emerging Businesses (most notably Optical Storage), in CE (primarily the Mobile Phones business) and in Group Management & Services (principally the Financial Shared Services operations).
46       Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Employees per sector
 in FTEs at year-end

	2005	2006	2007
Medical Systems	24,221	26,203	27,441
DAP	8,203	9,933	9,881
Consumer Electronics	15,537	14,486	13,516
Lighting	45,649	47,739	54,323
I&EB	15,130	9,852	7,638
CMS	6,312	6,879	5,299
	115,052	115,092	118,098
Discontinued operations	44,174	6,640	5,703
	159,226	121,732	123,801
Some 60% of Philips’ workforce is located in mature markets, and some 40% in emerging markets. In 2007, key emerging markets saw a nominal employee decline compared to 2006, largely due to the sale of the Financial Shared Services operations in India and the divestment of Mobile Phones within CE. The sale of the Financial Shared Services operations in Poland and Thailand was the main reason for the employee decline in other emerging markets. In mature markets in Europe, the number of employees increased, mainly due to the acquisition of Belgium-based PLI. North America saw an increase in employees mainly related to the acquisitions of Color Kinetics, DLO, Health Watch and Raytel Cardiac Services.
Employees per market cluster
 in FTEs at year-end

	2005	2006	2007
Western Europe	42,226	38,852	46,466
North America	17,455	20,501	21,682
Other mature markets	1,900	1,831	1,850
Total mature markets	61,581	61,184	69,998
Key emerging markets	32,469	31,893	30,323
Other emerging markets	21,002	22,015	17,777
	115,052	115,092	118,098
Discontinued operations	44,174	6,640	5,703
	159,226	121,732	123,801
Sales per employee decreased by 2% from EUR 228,000 in 2006 to EUR 224,000 in 2007, affected by 4% unfavorable currency movements compared to 2006.
Adjusted for the adverse foreign currency impact in 2007, average sales per employee increased by 2%. This rise was driven by the significantly improved performance in CE, DAP and Lighting, partly offset by declines in Medical Systems, primarily due to the further vertical integration related to the acquisition of Intermagnetics, and in Innovation & Emerging Businesses, related to the divestment of Optical Storage.
Philips Annual Report 2007       47

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors

Liquidity and
capital resources
Liquidity and capital resources
Cash flows provided by continuing operations
Condensed consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007 are presented below:
Condensed consolidated cash flow statements
 in millions of euros

	20051)	20061)	2007
Cash flows from operating activities:
Net income	2,868	5,383	4,168
(Income) loss from discontinued operations	11	(4,482)	433
Adjustments to reconcile net income to net cash provided by operating activities	(1,732)	(571)	(3,082)
Net cash provided by operating activities	1,147	330	1,519
Net cash provided by (used for) investing activities	1,694	(2,802)	3,930
Cash flows before financing activities	2,841	(2,472)	5,449
Net cash used for financing activities	(2,589)	(3,715)	(2,368)
Cash provided by (used for) continuing operations	252	(6,187)	3,081
Net cash provided by (used for) discontinued operations	533	7,114	(115)
Effect of changes in exchange rates on cash positions	159	(197)	(112)
Total change in cash and cash equivalents	944	730	2,854
Cash and cash equivalents at beginning of year	4,349	5,293	6,023
Less cash and cash equivalents at end of year - discontinued operations	150	137	108
Cash and cash equivalents at end of year - continuing operations	5,143	5,886	8,769

1)	Restated to present the MedQuist business as a discontinued operation. Please refer to the consolidated statements of cash flows which are part of the chapter Group financial statements.
Net cash from operating activities amounted to EUR 1,519 million in 2007, compared to cash flows of EUR 330 million in 2006. This EUR 1,189 million increase was driven by higher cash generation at DAP, CE and GMS, due to increased earnings and lower working capital requirements. In addition, the improvement was related to a EUR 742 million reduction in pension contributions compared to 2006, which positively affected working capital.
Net capital expenditures totaled EUR 698 million, broadly in line with 2006. Reduced expenditures in Lighting — mainly related to higher investments in the acquired Lumileds business in 2006 — and DAP were partly offset by higher investments at Medical Systems and CE. Proceeds from the sale of fixed assets were lower than in 2006.
The EUR 4,105 million proceeds from the sale of other non-current financial assets were primarily related to the further reduction of our financial holding in TSMC, which yielded EUR 3,895 million.
48       Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Additionally, EUR 1,640 million cash was generated from the sale of interests in businesses, including the sale of 46.4 million shares in LG. Philips LCD, resulting in a cash inflow of EUR 1,547 million, as well as the divestments of the remaining parts of Optical Storage and Mobile Phones. Furthermore, a net amount of EUR 385 million cash was generated from maturing currency hedges.
During 2007, a total of EUR 1,502 million was utilized for acquisitions, notably PLI (EUR 561 million) and Color Kinetics (EUR 515 million), as well as DLO, Health Watch and Raytel Cardiac Services.
In 2006, a total of EUR 2,498 million was used for acquisitions, notably Intermagnetics (EUR 993 million), Avent (EUR 689 million), Lifeline (EUR 583 million) and Witt Biomedical (EUR 110 million). The divestment of businesses, primarily within Innovation & Emerging Businesses, generated EUR 384 million cash.
Cash flow from discontinued operations
In 2007, EUR 115 million cash was used by discontinued operations, the majority of which related to tax payments in connection with the 2006 sale of Philips’ majority stake in the Semiconductors business and operating cash flows of MedQuist in 2007.
In 2006, discontinued operations generated cash flows of EUR 7,114 million, predominantly related to the sale of a majority stake in the Semiconductors division, which generated EUR 7,059 million.
Cash flows from financing activities
Net cash used for financing activities in 2007 was EUR 2,368 million. The impact of changes in debt was a reduction of EUR 281 million, including a EUR 113 million repayment of long-term bank borrowings. Philips’ shareholders were paid EUR 659 million in dividend. Additionally, cash outflows for share repurchase totaled EUR 1,609 million. This included EUR 810 million related to hedging of obligations under the long-term employee incentive and employee stock purchase programs, and a total of EUR 823 million related to the repurchases of the shares for cancellation, offset by EUR 24 million representing dividend tax credit facility. Partially offsetting these cash outflows was a net cash inflow of EUR 161 million due to the exercise of stock options.
Net cash used for financing activities in 2006 was EUR 3,715 million. The impact of changes in debt was a reduction of EUR 437 million, including a EUR 208 million scheduled bond repayment Philips’ shareholders were paid EUR 523 million in dividend. Additionally, cash outflows for share repurchase totaled EUR 2,899 million. This included EUR 414 million final repurchases related to the EUR 1.5 billion share repurchase program announced in August 2005 that was completed in February 2006, a total of EUR 118 million related to
Philips Annual Report 2007       49

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors

Liquidity and
capital resources
hedging of obligations under the long-term employee incentive and employee stock purchase programs, and a total of EUR 2,367 million of share repurchases for cancellation between July and December 2006. Offsetting the cash outflows in part was a net cash inflow of EUR 145 million due to the exercise of stock options.
Financing
The consolidated balance sheet for the years 2007,2006 and 2005 is presented below:
Condensed consolidated balance sheet
 in millions of euros

	20051)	20061)	2007
Cash and cash equivalents	5,143	5,886	8,769
Receivables	8,874	9,651	9,500
Assets of discontinued operations	4,484	431	333
Inventories	2,797	2,880	3,203
Equity-accounted investees	5,338	2,974	1,886
Other non-current financial assets	729	8,055	3,183
Property, plant and equipment	2,999	3,084	3,180
Intangible assets	3,541	5,536	6,289
Total assets	33,905	38,497	36,343

Accounts payable and other liabilities	8,433	8,129	7,799
Liabilities of discontinued operations	1,627	169	157
Provisions	2,634	3,293	3,104
Debt	4,487	3,869	3,557
Minority interests	58	40	42
Stockholders’ equity	16,666	22,997	21,684
Total liabilities and equity	33,905	38,497	36,343

1)	Restated to present the MedQuist business as a discontinued operation. Please refer to the consolidated balance sheets which are part of the chapter Group financial statements.
Cash and cash equivalents
In 2007, cash and cash equivalents from continuing operations increased by EUR 2,883 million to EUR 8,769 million at year-end. Cash proceeds from divestments amounted to EUR 5,745 million, including a net cash inflow of EUR 3,895 million as a result of the sale of shares in TSMC and EUR 1,547 million for LG. Philips LCD. The share buyback programs led to a cash outflow of EUR 1,609 million. There were further cash outflows for acquisitions of EUR 1,502 million, including EUR 561 million for Partners in Lighting International, EUR 515 million for the acquisition of Color Kinetics, EUR 94 million for Health Watch, EUR 55 million for TIR Systems, EUR 77 million for Digital Lifestyle Outfitters and EUR 74 million for Raytel Cardiac Services. Furthermore, a dividend of EUR 659 million was paid. Currency changes during 2007 decreased cash and cash equivalents by EUR 112 million.
In 2006, cash and cash equivalents from continuing operations increased by EUR 743 million to EUR 5,886 million at year-end.
Cash proceeds from divestments amounted to EUR 7,218 million, including a net cash inflow of EUR 7,059 million as a result of the sale of a majority stake in the Semiconductors division. The share buyback programs led to a cash outflow of EUR 2,899 million. There were further cash outflows for acquisitions of EUR 2,498 million, including EUR 583 million for the acquisition of Lifeline, EUR 689 million for Avent, EUR 993 million for Intermagnetics and EUR 110 million for Witt Biomedical. Furthermore, a dividend of EUR 523 million was paid. Currency changes during 2006 decreased cash and cash equivalents by EUR 197 million.
Debt position
Total debt outstanding at the end of 2007 was EUR 3,557 million, compared with EUR 3,869 million at the end of 2006.
Changes in debt
 in millions of euros

	20051)	20061)	2007
New borrowings	74	106	29
Repayments	(398)	(543)	(310)
Consolidation and currency effects	298	(181)	(31)
Total changes in debt	(26)	(618)	(312)

1)	Restated to present the MedQuist business as a discontinued operation
During the year, total debt decreased by EUR 312 million. Philips repaid EUR 113 million of bank facilities; repayments under capital leases were EUR 24 million and EUR 15 million resulted from reductions in other long-term debt. Repayments under short-term debt totaled EUR 158 million. New borrowings totaled EUR 29 million. Other changes resulting from consolidation and currency effects led to a reduction of EUR 31 million.
In 2006, total debt decreased by EUR 618 million. Philips repaid EUR 208 million in a scheduled bond repayment. The remaining repayments consisted of bank facilities of EUR 277 million, capital lease transactions of EUR 8 million and EUR 50 million resulting from reductions in other debt. New borrowings of EUR 106 million included EUR 97 million from increased short-term borrowings.
50       Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Other changes resulting from consolidation and currency effects led to a reduction of EUR 181 million.
Long-term debt as a proportion of the total debt stood at 34% at the end of 2007, compared to 78% at the end of 2006.
Net debt to group equity
The Company had a net cash position (cash and cash equivalents, net of debt) of EUR 5,212 million at the end of 2007, compared to a net cash position at the end of 2006 of EUR 2,017 million.
Stockholders’ equity
Stockholders’ equity decreased by EUR 1,313 million to EUR 21,684 million at December 31,2007. The decrease was mainly attributable to share repurchase programs for both capital reduction purposes and the hedging of long-term incentive and employee stock purchase programs, which reduced equity by a total of EUR 1,633 million. The dividend payment to shareholders in 2007 further reduced equity by EUR 659 million. The decrease was offset by EUR 305 million related to re-issuance of treasury stock and share-based compensation plans and a further EUR 674 million increase related to total changes in comprehensive income net of tax.
Stockholders’ equity increased by EUR 6,331 million to EUR 22,997 million at December 31,2006. Net income contributed EUR 5,383 million, while unrealized gains on available-for-sale securities had an upward effect of EUR 4,291 million, mainly related to the changed accounting treatment of TSMC. The unrealized gain on the value of TSMC was partly offset by EUR 2,899 million due to the share repurchase programs for both capital reduction purposes and the hedging of long-term incentive and employee stock purchase programs, and by EUR 523 million due to the dividend payment to shareholders in 2006. There was a net decrease of EUR 263 million related to pension liabilities, including the effect of adoption of SFAS No. 158.
The number of outstanding common shares of Royal Philips Electronics at December 31, 2007, was 1,065 million (2006:1, 107 million).
At the end of 2007, the Company held 52.1 million shares in treasury to cover the future delivery of shares in connection with the 61.4 million rights outstanding at year-end 2007 under the Company’s long-term incentive plan and convertible personnel debentures. At the end of 2007, the Company held 25.8 million shares for cancellation. At the end of 2006, the Company held 35.9 million shares in treasury to cover the future delivery of shares in connection with the 65.5 million rights outstanding at year-end 2006 under the Company’s long-term incentive plans and convertible personnel debentures. Treasury shares are accounted for as a reduction of stockholders’ equity.
Liquidity position
Including the Company’s net cash position, listed available for-sale securities, trading securities and listed equity-accounted investees, as well as its USD 2.5 billion commercial paper program supported by the revolving credit facility, the Company had access to net available liquidity resources of EUR 11,374 million as of December 31, 2007, compared to EUR 13,439 million one year earlier.
Philips Annual Report 2007       51

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors

Liquidity and
capital resources
Liquidity position
in millions of euros

	20052)	20062)	2007
Cash and cash equivalents	5,143	5,886	8,769
Long-term debt	(3,320)	(3,006)	(1,212)
Short-term debt	(1,167)	(863)	(2,345)
Net cash	656	2,017	5,212
Available-for-sale securities at market value	113	6,529	1,776
Trading securities	—	192	—
Main listed investments in equity-accounted investees at market value	11,139	2,803	2,688
Net available liquidity	11,908	11,541	9,676
Revolving credit facility / CP program1)	2,109	1,898	1,698
Net available liquidity resources	14,017	13,439	11,374

1)	The revolving credit facility could act as a back-up for the CP program

2)	Restated to present the MedQuist business as a discontinued operation
The fair value of the Company’s listed available-for-sale securities, based on quoted market prices at December 31, 2007, amounted to EUR 1,776 million, of which EUR 1,699 million related to TSMC. Philips’ shareholdings in its main listed equity-accounted investees had a fair value of EUR 2,688 million based on quoted market prices at December 31, 2007, and consisted primarily of the Company’s holdings in LG.Philips LCD with a value of EUR 2,556 million and TPV Technology with a value of EUR 130 million. The Company has a lock-up period associated with the sale of shares in TPV that expires in September 2008 and LG.Philips LCD that expired in January 2008.
Philips has a USD 2.5 billion commercial paper program, under which it can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. There is a panel of banks, six in Europe and five in the US, that support the program. When Philips wants to fund through the commercial paper program, it contacts the panel of banks. The interest is at market rates prevailing at the time of issuance of the commercial paper. There is no collateral requirement in the commercial paper program. There are no limitations on Philips’ use of the program, save for market considerations, e.g. that the commercial paper market itself is not open. If this were to be the case, Philips’ USD 2.5 billion committed revolving credit facility could act as back-up for short-term financing requirements that normally would be satisfied through the commercial paper program. The USD 2.5 billion revolving credit facility does not have a material adverse change clause, has no financial covenants and does not have credit-rating-related acceleration possibilities. As of December 31, 2007, Philips did not have any commercial paper outstanding.
As at December 31, 2007, the Company had total cash and cash equivalents of EUR 8,769 million; the Company pools cash from subsidiaries in the extent legally and economically feasible. Cash in subsidiaries is not necessarily freely available for alternative uses due to possible legal or economic restrictions. The amount of cash not immediately available is not considered material for the Company to meet its cash obligations. The Company had a total debt position of EUR 3,557 million at year-end 2007.
The Company expects to have significant cash outflows during 2008 that will affect the overall liquidity position of the Company. In November 2007, the Company announced the aquisition of Genlyte Group Incorporated for an expected purchase price of EUR 1.8 billion. This acquisition was completed in January 2008. During December 2007 the Company announced further acquisitions including Respironics for an expected purchase price of EUR 3.6 billion and VISICU for EUR 290 million. The Company has also announced its intention to repurchase a further EUR 5 billion of shares for cancellation, and this program is largely expected to be completed during 2008. Also included within total short-term debt is EUR 1,692 million of bonds, with EUR 130 million due to mature in February 2008 and EUR 1,562 million due to mature in May 2008. The dividend for 2008 is expected to be some EUR 715 million.
Guarantees and contractual cash obligations
Guarantees
Guarantees issued or modified after December 31,2003, having characteristics defined in FASB Interpretation No. 45 ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others’ (FIN 45), are measured at fair value and recognized on the balance sheet. At the end of 2007, the total fair value of guarantees recognized by the Company was EUR 3 million.
Guarantees issued before December 31, 2003, and not modified afterwards, and guarantees issued after December 31, 2003, which do not have characteristics defined in FIN 45, remain off-balance sheet.
52       Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Philips’ policy is to provide only guarantees and other letters of support, in writing. Philips does not stand by other forms of support. The following table outlines the total outstanding off-balance sheet credit-related guarantees and business-related guarantees provided by Philips for the benefit of unconsolidated companies and third parties as at December 31,2007.
Expiration per period 2007
 in millions of euros

	total	less
	amounts	than 1		after 5
	committed	year	1-5 years	years
Business-related guarantees	432	142	95	195
Credit-related guarantees	45	5	16	24
	477	147	111	219
Expiration per period 2006
 in millions of euros

	total	less
	amounts	than 1		after 5
	committed	year	1-5 years	years
Business-related guarantees	466	151	80	235
Credit-related guarantees	42	14	2	26
	508	165	82	261
Contractual cash obligations
Presented below is a summary of the Group’s contractual cash obligations, contingent obligations resulting from guarantees provided, and the capital resources available to fund the cash requirements.
Cash obligations at December 31,2007 2)
in millions of euros

	payments due by period
		less
		than 1	1-3	3-5	after 5
	total	year	years	years	years
Long-term debt1)	2,973	1,841	19	754	359
Capital lease obligations1)	88	8	15	8	57
Short-term debt1)	496	496	—	—	—
Operating leases1)	730	147	232	134	217
Bond interest	655	171	143	97	244
	4,942	2,663	409	993	877

1)	Short-term debt long-term debt and capital lease obligations are included in the Company’s consolidated balance sheet; please refer to note 23, note 24 and note 26 of the notes to the group financial statements

2)	For further details about uncertain tax positions, amounting to EUR 627 million, see note 6 of the notes to the Group financial statements
The Company has a number of commercial agreements such as supply agreements, that provide that certain penalties may be charged to the Company if the Company does not fulfill its commitments.
Based on past operating performance and current prospects, supported by the Company’s balance sheet and unused borrowing capacity, Philips believes that working capital is sufficient for the Company’s present requirements. Furthermore, the Company has no material commitments for capital expenditures.
The Company had total amounts payable in relation to accrued interest on debt of EUR 110 million as at December 31,2007.
The Company sponsors pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. The majority of employees in Europe and North America are covered by defined-benefit plans.
Contributions to funded pension plans are made by the Company, as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs.
The Company currently expects cash outflows in relation to employee benefits which are estimated to amount to EUR 314 million in 2008 (2007: EUR 433 million), consisting of EUR 160 million employer contributions to defined-benefit pension plans, EUR 89 million employer contributions to defined-contribution pension plans, and EUR 65 million expected cash outflows in relation to unfunded pension plans.
The expected cash outflows in 2008 and subsequent years are uncertain and may change substantially as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.
for further details about cash obligations related to pension plans, see note 20 of the group financial statements.
Philips Annual Report 2007       53

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors

Acquisitions
Acquisitions
In the course of 2007 we completed ten strategically aligned acquisitions and announced three more acquisitions that are expected to be, or have been, completed in the first quarter of 2008. At the same time, we divested a number of non-core activities and reduced our shareholdings in cyclical businesses in a responsible manner
The Color Kinetics-illuminated London Eye is the world’s largest observation wheel at nearly 135 metres high. A new LED-based lighting system brings dynamic, visually appealing color to the structure while at the same time alleviating the maintenance costs and requirements of the previous fluorescent system.
54       Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Medical Systems
VMI-Sistemas Medicos
In professional healthcare, Philips acquired Brazil’s leading general X-ray manufacturer, VMI-Sistemas Medicos.
XIMIS
Philips also acquired US-based healthcare IT company XIMIS, which focuses on systems to help reduce errors and streamline workflow in hospital radiology wards.
Emergin
Philips acquired Emergin, the leading US provider of software utilized to rapidly transmit medical alarm signals throughout hospitals. Through this acquisition, Philips will expand the use of information technology in healthcare — and specifically in its patient monitoring business — to improve patient outcomes and help hospitals work more efficiently.
VISICU
In December 2007, Philips announced a merger agreement with clinical IT and service provider VISICU. Based in Baltimore, USA, VISICU makes clinical IT systems that enable critical-care medical staff to actively monitor patients in hospital intensive care units (ICUs) from remote locations. VISICU’s patented clinical IT system, called the elCU program, provides real-time 24/7 patient monitoring in ICUs by centrally networking critical-care physicians and nurses to ICU beds using voice and video. Equipped with artificial intelligence algorithms, the system also offers advanced clinical support. The merger will boost the creation of products to give more clinical decision support to hospital staff, while allowing them to monitor greater numbers of critically ill patients.
Consumer Electronics
Digital Lifestyle Outfitters
In the fast-growing, high-margin area of electronics peripherals and accessories, Philips acquired US-based Digital Lifestyle Outfitters, which designs, markets and distributes accessories for mobile audio-visual devices such as MP3 and video players. Through this deal, Philips has bolstered its position as a leading player in peripherals and accessories for the mobility domain, further strengthening its contacts with key international retailers.
Lighting
Color Kinetics
In the professional lighting sector, Philips acquired Color Kinetics (EUR 515 million), based in Boston, USA. Color Kinetics is a leader in the design and marketing of innovative light-emitting diode (LED) lighting systems.
TIR Systems
We also completed the acquisition of Vancouver, Canada-based TIR Systems, a leading company in LED technology for modules that generate high-quality white light.
The acquisitions of Color Kinetics and TIR Systems will give Philips a leading position in the entire LED lighting value chain, bolstering its strong LED intellectual property portfolio and further adding to this fast-growing new segment. Philips is increasingly benefiting from its leadership position in the shift to energy-efficient lighting solutions, both in the professional and consumer domains.
Partners in Lighting International
In the consumer lighting sector, Philips completed its acquisition of Partners in Lighting International (PLI) (EUR 561 million), the leading European manufacturer of home luminaires. PLI develops, manufactures and markets a wide portfolio of more than 10,000 distinct home lighting luminaire products, currently mainly for the
Philips Annual Report 2007     55

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
Acquisitions
Building upon our 2006 purchase of Lifeline, in 2007 we announced a number of strategically aligned acquisitions — Respironics, Health Watch and Raytel Cardiac Services — designed to further strengthen our position in the fast-growing home healthcare solutions market.
European market. This acquisition will strengthen Philips’ presence in LEDs — especially for home lighting, where solid-state lighting (SSL) will bring major benefits in terms of creating atmospheres and reducing energy consumption.
Lighting Technologies International
In November 2007, Philips acquired Lighting Technologies International (LTI), a US-based manufacturer of high-power xenon lamps for the entertainment industry and a leading supplier of cinema projection lighting in the United States. LTI’s strong presence in applications for high-power xenon lamps will round off Philips’ portfolio of xenon lamps.
Genlyte
In January 2008, Philips completed the acquisition of North American luminaires company Genlyte, a leader in the North American construction luminaires market, for EUR 1.8 billion. Genlyte designs, manufactures and sells lighting fixtures, controls and related products for a wide variety of applications, including solid-state lighting. This acquisition builds on our earlier acquisitions of Color Kinetics, TIR Systems, Partners in Lighting International and provides us with a leading position in the North American luminaires market. Through this acquisition, Philips has established a solid platform for further profitable growth, building on Genlyte’s extensive presence in North America to speed up the adoption of energy-saving, green lighting technologies.
Consumer Healthcare Solutions
Unsustainably high healthcare costs in many markets, the aging of the population and the expectation that seniors will double as a percentage of the total population over the next 25 years in Western Europe and the US, are factors underpinning Philips’ drive to become a global player in the home healthcare market.
Health Watch
In 2007, Philips acquired personal emergency response company Health Watch, a US-based, privately-held provider of personal emergency response services. This acquisition will further strengthen our leadership position in the fast-growing market for emergency response services, building on the Lifeline Systems acquisition in 2006.
56     Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
The inclusion of Health Watch increases the number of healthcare organizations and healthcare referral sources in the Philips Lifeline network, further contributing to future growth.
Raytel Cardiac Services
Philips also acquired US-based Raytel Cardiac Services, a leading US provider of home cardiac monitoring services that doctors prescribe to heart patients. Acquiring Raytel Cardiac Services represents a further step in our healthcare strategy of improving patient outcomes in specific care cycles, such as cardiology, and builds on our leading position in medical technologies for heart disease (the most common cause of death in the developed world). Philips has invested heavily over the years to become the top supplier to hospitals of medical equipment for managing heart disease.
Respironics
In December 2007, Philips announced the projected acquisition of Respironics for EUR 3.6 billion, which would be its biggest-ever acquisition. Respironics is a global leader in the treatment of Obstructive Sleep Apnea (OSA), a sleep disorder characterized by the repeated cessation of breathing during sleep. Research in recent years has shown a link between OSA, heart disease, stroke and diabetes. Additionally, Respironics has a leading position in non-invasive ventilation and has recently introduced new home oxygen technologies to serve the needs of respiratory-impaired patients in the home. The remainder of Respironics’ business is focused on the hospital channel and includes non-invasive and invasive ventilation, respiratory monitoring, neonatal products and respiratory drug delivery technologies for the treatment of respiratory diseases. The deal adds new product categories in OSA and home respiratory care to our existing businesses in this field. Respironics fits well into Philips’ strategy to become the world leader in the fast-growing home healthcare market.
Divestments
In the course of 2007, we sold, or decided to sell, several of our non-core business interests. Also, we continued to reduce our financial holdings in cyclical businesses.
On March 31, 2007, the Company completed the sale of its remaining Mobile Phones activities to China Electronics Corporation (CEC). CEC has received an exclusive license to market and sell mobile phones under the Philips brand for the coming five years.
On November 2, 2007, Philips announced that a decision has been made to proceed with the sale of its approximate 70% ownership interest in MedQuist, as the Company considers its MedQuist ownership interest as a non-core holding.
On December 19, 2007, Philips announced it has reached an agreement in principle to sell its Set-Top Boxes and Connectivity Solutions activities, currently part of its Home Networks business unit within Consumer Electronics, to Pace Micro Technology. After completion, Philips will become shareholder of some 23% in the combined business. The transaction is expected to close at February 20, 2008.
As part of a multi-phase plan to facilitate an orderly exit from the Company’s shareholding in Taiwan Semiconductor Manufacturing Company, Philips sold 2.8 billion common shares in TSMC in the course of 2007. This plan, announced on March 9, 2007, aims to reduce Philips’ holding in TSMC to zero before the end of 2010.
In line with Philips’ strategy to further reduce its holding in LG.Philips LCD in a structured and responsible manner, the Company sold 46.4 million shares of common stock in LG.Philips LCD, thereby reducing its shareholding to 19.9%. The transaction provided Philips with net proceeds of EUR 1.5 billion.
Philips Annual Report 2007     57

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
Other information
Other information
Share repurchase programs
On January 22, 2007, the Company started a EUR 1.6 billion share repurchase program for capital reduction purposes through a second trading line on Euronext Amsterdam. Under this program, shares are repurchased from shareholders who are tax-exempt or are able to achieve tax compensation. Under this program, a total of 25,813,898 shares were acquired worth EUR 0.8 billion. The mechanics of the second trading line and all transactions in Philips’ shares under this share repurchase program are published on the Company’s website.
On September 5, 2007, the Company started a program to repurchase approximately 15 million additional Philips shares on Euronext Amsterdam in connection with cumulative obligations resulting from its existing long-term incentive and employee stock purchase programs. These repurchases were completed in 2007 and increased the number of shares held by the Company versus shares due under the programs. The shares repurchased are held by the Company as treasury shares until they are required.
On December 19, 2007, the Company announced that it plans to repurchase up to approximately EUR 5 billion worth of Philips shares for the purpose of capital reduction, which program is expected to be largely completed by the end of 2008. This program includes the portion of the Company’s EUR 1.6 billion second trading line repurchase program that has yet to be completed. Through its second trading line program, Philips repurchased EUR 0.8 billion worth of shares for cancellation in 2007. The Company started the new repurchase program on January 2, 2008, and will enter into subsequent discretionary management agreements with one or more banks to repurchase Philips shares within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association. The appropriate authorizations to complete the program will be proposed to the 2008 Annual General Meeting of Shareholders.
In accordance with Dutch law, the Company has informed the Netherlands Authority for the Financial Markets of its holdings of Philips shares. All transactions in Philips shares under these share repurchase programs have been and will be reported on the Company’s website on a weekly basis.
Capital reduction
On January 18, 2008, the Company started the procedure for the cancellation of Philips’ shares acquired or to be acquired pursuant to the share repurchase programs for capital reduction purposes initiated in January 2007 and January 2008. The number of shares to be cancelled shall be determined by the Board of Management but shall not exceed 114,282,676 shares. Pursuant to the relevant statutory provisions, cancellation may not be effected earlier than March 18, 2008.
Legal proceedings
The Company and certain of its (former) group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect
58     Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position and consolidated results of operations for a particular period.
For a description of the legal proceedings relating to asbestos, MedQuist, LG.Philips LCD and CRT investigations and other matters, please refer to note 27.
IFRS-only
Currently, Philips’ primary external and internal reporting is based on US GAAP. In addition, Philips issues quarterly and annual financial information prepared in accordance with International Financial Reporting Standards (IFRS).
The US Securities and Exchange Commission (SEC) has issued a final ruling that eliminates the requirement that ‘Foreign Private Issuers’ such as Philips file US GAAP-based financial statements (or a reconciliation thereto) and will accept reporting based solely on IFRS.
Consequently, Philips will simplify its reporting by moving to IFRS as its sole reporting standard no later than from January 1, 2009, and will discontinue the use of US GAAP as of the same date.
Philips Annual Report 2007     59

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
– Proposed dividend to shareholders
– Outlook
Proposed dividend to shareholders
Pursuant to article 34 of the articles of association of Royal Philips Electronics, first a dividend will be declared on preference shares out of net income. The remainder of the net income, after reservations made with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. As of December 31, 2007, the issued share capital consists only of common shares; no preference shares have been issued.
A proposal will be submitted to the 2008 Annual General Meeting of Shareholders to declare a dividend of EUR 0.70 per common share, which, dependent on the progress of the current share repurchase program, will result in an expected dividend of EUR 715 million. In 2007, a dividend was paid of EUR 0.60 per common share (EUR 659 million) in respect of the financial year 2006.
Pursuant to article 33 of the articles of association of Royal Philips Electronics, and with the approval of the Supervisory Board, the remainder of the net income for the financial year 2007 has been retained by way of reserve. The balance sheet presented in this report, as part of the consolidated financial statements for the period ended December 31, 2007, is before dividend, which is subject to shareholder approval after year-end
60     Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Outlook
With our portfolio restructuring nearing completion, and having once again delivered on our targets, we look forward with confidence. 2008 is going to be a challenging but exciting year for Philips — one in which we expect to take further solid steps towards achieving our Vision 2010 objectives.
The successful integration of acquisitions will be high on the management agenda for 2008. We completed the Genlyte acquisition in late January 2008 and expect to complete the announced acquisition of Respironics in the early part of this year. Following the completion of these acquisitions, we will be in a position to inform the market on the contribution of the sectors to the realization of our Vision 2010 plans; this will include our objective for return on invested capital.
We also expect to make substantial progress towards achieving an efficient balance sheet, which we will continue to base on an A-/A3 credit rating with both our rating agencies. We plan to continue the responsible sell-down of our remaining stakes during the year and we expect that our recently announced EUR 5 billion share repurchase program will be largely completed by the end of 2008.
While we recognize the market’s caution on 2008 macro-economic developments — particularly in North America and Europe — we are confident that our sustained growth in the emerging markets, a strong innovation pipeline, a balanced portfolio and synergies from our acquisitions will allow us to continue on our improvement path through 2008 and to meet our targets as set out in Vision 2010.
Amsterdam, February 18, 2008
Board of Management
Philips Annual Report 2007     61

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
The Philips sectors
Our structure
Koninklijke Philips Electronics N.V. (the ‘Company’) is the parent company of the Philips Group (‘Philips’ or the ‘Group’). Its shares are listed on the stock markets of Euronext Amsterdam and the New York Stock Exchange. The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board.
The businesses are the source of value creation. They are provided with effective and efficient support through shared service centers. Country management supports value creation, connecting Philips with key stakeholders, especially our employees, customers, government and society.
In 2007, Philips’ activities were organized on a divisional basis: Medical Systems, Domestic Appliances and Personal Care, Consumer Electronics, Lighting, Innovation & Emerging Businesses, and Group Management & Services.
At the end of 2007, Philips had approximately 100 production sites in 29 countries, sales and service outlets in approximately 150 countries, and some 123,800 employees.
2007
62     Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Philips in 2008
As of January 1, 2008, Philips’ activities are organized on a sectoral basis, with each operating sector — Healthcare, Lighting and Consumer Lifestyle — being responsible for the management of its businesses worldwide. The Healthcare sector brings together the former Medical Systems division and Home Healthcare Solutions — formerly Consumer Healthcare Solutions — which has been transferred from Innovation & Emerging Businesses. The former Consumer Electronics and Domestic Appliances and Personal Care divisions have been integrated in the Consumer Lifestyle sector.
By leveraging Philips’ brand, technology base and distribution network, the Company aims, through the Innovation & Emerging Businesses sector, to invest in projects that are not currently part of Philips’ operating sectors, but which will lead to additional organic growth or create value through future spin-offs. Innovation & Emerging Businesses includes Corporate Research, Philips’ Incubators and Intellectual Property & Standards, as well as Philips Design. The sector Group Management & Services includes the global service units, corporate and regional centers, pensions and the global brand activities.
2008
Philips Annual Report 2007     63

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
Medical Systems
Medical Systems
Philips’ innovative healthcare solutions are designed to make a difference in how clinicians diagnose, treat and monitor disease, and allow them to focus more on their patients.
64     Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements

6% currency-comparable growth of order intake at Medical Systems	“Human insight is combined with a solid clinical understanding to create integrated offerings across the cycle of care.”
Philips Medical Systems is a global provider of innovative healthcare solutions, designed to address the needs of patients as well as healthcare professionals, with a particular focus on diagnostic imaging — cardiology, oncology and women’s health — and critical care. Whether it is in the hospital or in the home, we seek to improve patient outcomes throughout the entire cycle of care — from prevention and screening to diagnosis, treatment, monitoring and management.
In order to simplify healthcare for our customers and the patients they serve, innovation at Philips is driven by gaining insight into the needs of the people who use our products. Within healthcare, this human insight is combined with a solid clinical understanding to create integrated offerings across the cycle of care that truly support clinical excellence.
In 2007 we were comprised of four areas of business*:
•	Imaging Systems — x-ray, computed tomography, magnetic resonance and nuclear medicine equipment, designed to create diagnostic images and to support minimally invasive therapy

•	Ultrasound and Monitoring Solutions — ultrasound imaging, patient monitoring and cardiac systems

•	Healthcare Informatics — picture archiving and communication systems (PACS), clinical decision-support information, cardiology IT and document services

•	Customer Services — consultancy, clinical services, education, equipment financing, asset management, as well as equipment maintenance and repair; supports the optimization of workflow and maintenance in all markets served.

*	Following the announcement on November 2, 2007, of Philips’ intention to dispose of its majority stake in MedQuist, this business is presented as a discontinued operation in this Annual Report and not consolidated with the results of Medical Systems.
Products and services are sold to healthcare providers around the world, including academic, enterprise and stand-alone institutions, clinics, physicians and consumer retailers. Marketing, sales and service channels are mainly direct.
Major drivers of the medical technology market include a growing and longer-living world population, the associated rising incidence of chronic diseases, insufficient staffing levels, and government funding and reimbursement. Healthcare reforms in some countries and increased price competition among major players may have a limiting impact on future market growth. In light of these factors, technology has a significant role to play, enabling new solutions for early and better diagnoses and less labor-intensive treatment. Therefore the technology share of the healthcare bill is set to increase more rapidly than overall healthcare spending. We believe that bridging the hospital and the home is going to be increasingly important in delivering better patient outcomes while containing costs. This conviction is driving Philips’ investment in building up a leading home healthcare business, as outlined in the Consumer Healthcare Solutions business description within Innovation & Emerging Businesses that begins on page 93 of this Annual Report.
We intend to maintain our high level of product innovation and strengthen our sales and distribution channels. The United States is the largest healthcare market, currently representing close to 50% of the global market, followed by Japan and Germany.
The medical systems market is subject to some seasonality as a relatively large proportion of revenue is recognized in the fourth quarter, mainly reflecting public/governmental budget spending.
We employ approximately 27,000 employees worldwide, including 8,000 in services.
Philips Annual Report 2007     65

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
Medical Systems
With regard to sourcing, please refer to the business description of Philips Supply Management that begins on page 96 of this Annual Report.
Progress against targets
The Annual Report 2006 set out a number of key targets for Medical Systems in 2007. The advances made in addressing these are outlined below.
Continue to grow faster than the market
We continued to grow slightly faster than the market by: intensifying the focus on emerging market growth, resulting in double-digit order intake growth in China, India and Latin America; maintaining the solid innovation rate and further increasing service-contract penetration by slightly more than 2%; and making strategically aligned acquisitions.
In 2007 we continued to broaden our position in strategic growth areas and increased penetration into international markets through focused investments in products and channels.
The acquisition of XIMIS, a company that focuses on systems to help reduce medical errors and streamline workflow in hospitals, further expands our growing presence in the radiology informatics market. This was followed by the announcement, toward the end of the year, of the acquisitions of the US-based clinical IT specialists Emergin (closed in 2007) and VISICU (to be finalized in 2008), enhancing our capability to offer full monitoring solutions.
In line with the strategy to bolster our healthcare presence in emerging markets, we acquired Brazil’s leading general X-ray manufacturer, VMI-Sistemas Medicos, thereby expanding our position in the Latin American market. We also entered into a number of strategic agreements, e.g. with Artemis Health Institute in Gurgaon, India, to supply medical equipment and undertake integrated medical technology planning as well as research and development, enabling Philips to capture real-time scientific data.
Support care providers throughout the entire care cycle by developing disease-based product and service solutions
Cardiology
Philips innovations are driving integration of cardiology products and services, bridging previously disparate cardiac patient events, from arrival at healthcare facilities, through transfers to non-invasive, interventional intensive care. This process is supported by one of the broadest cardiology portfolios on the market, encompassing multi-disciplinary diagnoses and inclusive treatments, with fewer mistakes and repeated procedures. Our goal is the delivery of better, more efficient care through earlier diagnosis, fewer disabilities, faster recoveries and, in cases of long-term care, slower progression of disease.
By way of example, in 2007 Philips introduced its HeartStart MRx Monitor/Defibrillator, which enables paramedics to transmit patient data from the ambulance to the hospital’s emergency department. By allowing a hospital to begin organizing its resources before the patient arrives, the MRx can help reduce the time to treatment.
Another example of how Philips optimizes timely delivery of diagnosis and treatment in the cardiac care cycle is the recently introduced ultrasound transducer for Live 3D transesophageal echocardiography (Live 3D TEE), which provides views of cardiac structure and function available for the first time. Along with new advanced software, this enables 2D imaging as well as real-time 3D visualization of the heart, in particular the heart’s valves, giving clinicians the ability to carry out a complete analysis, which allows a faster, more precise diagnosis.
Oncology
Our commitment in oncology is to provide technologies and support that enable physicians to make effective treatment decisions for cancer patients at every point of care. As our collective understanding of how to detect, stage and treat cancer continues to evolve, so does our ability to detect disease earlier, to stage disease more accurately and to pursue image-guided interventional treatment techniques.
Clinical insights in the treatment of oncology patients led to the 2007 introduction of the GEMINI Big Bore PET-CT to complement the Brilliance Big Bore CT. This offering allows radiation oncologists to see both the biological cell intensity combined with anatomical tumor location in the treatment position, and where
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necessary to incorporate the effects of respiratory motion with 4D for the most accurate tumor targeting. For patients undergoing treatment, this means more targeted treatment that allows healthy tissue around the tumor to be spared.
Women’s health
Advances in technology and medical science continue to transform women’s healthcare, as our understanding of screening, prevention and education evolves in parallel to improvements in disease management.
Philips maintains its long-term commitment to introducing innovations for every season of a woman’s health — from adulthood through helping seniors maintain independence later in life. Whether it is in obstetrical care, where our technologies allow vigilant and reassuring surveillance before, during and after pregnancy, or alerting medical emergency services from home when needed, Philips offers women around the globe a sense of confidence and reliability.
For breast cancer, we developed important MR technologies in 2007 — such as the Smart Exam as well as integrated MRI coils and the DynaCAD® Workstation — to support optimal screening and early detection.
Customer loyalty
We use the Net Promoter Score to measure customer loyalty. We are investing significantly to improve our patient-and-provider focus through products that address the care cycle, better communication from our customer-facing employees and improved service performance. These initiatives are intended to increase the bond of trust we have with our customers, a leading indicator of purchase and repurchase behavior. In 2007, we implemented customer-loyalty programs to better understand how our products and services are viewed in the marketplace.
Cultivate leadership talent
In order to support our business excellence we continued to build the strategic leadership capabilities of our people. It is our goal to be one of the best places to work. Therefore we must offer energizing challenges and development opportunities for our people to fully exploit their talent.
In 2007 we deployed employee recognition programs in different parts of the organization. We also enhanced our ability to recruit, develop and retain top talent, attracting 25 senior managers from outside the company.
Philips’ MRI Breast Solution is fast, easy and accurate. It enables physicians to provide patients with the best diagnostic information and, if needed, to perform MRI-guided biopsies, helping patients avoid unnecessary stress.
Focus on operational excellence
Throughout 2007 we continued to focus on improving the key business processes.
By adopting one common logistics process for equipment and one global logistics partner for spare parts, we dramatically improved our customer delivery performance. We also deployed global project tools, resulting in more predictable and efficient installation activity. Harmonizing global order types is reducing the complexity of commercial and industrial transactions. Finally, by beginning to consolidate our industrial footprint, we have been able to focus on core competencies and on integrating acquisitions.
Process improvements remain a key focus as we simplify interfaces and gain leverage with our supply base. Initiatives built around supplier development and collaboration continue to yield improvements in the areas of early supplier involvement, accelerated time-to-market and supplier quality performance.
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Medical Systems
Improve service satisfaction
Service satisfaction continues to be a focal area for us. Serviceability features that allow quick problem resolution have been designed-in to all product lines using a new standardized process. The process has yielded a 30% improvement in serviceability features over the last three product release cycles.
We also implemented a robust business management system designed to take operational performance to world-class level. This system is founded upon the integrated application of Philips Business Excellence/ Process Survey Tools, Six Sigma, Breakthrough Management (Hoshin) and, specifically, extensive benchmarking.
2007 financial performance
Sales in 2007 totaled EUR 6,470 million, a stable nominal performance compared to 2006. Excluding the 2% positive impact of portfolio changes and the 5% unfavorable currency effect, comparable sales growth was 4%. Particularly strong growth in Ultrasound & Monitoring and Customer Services was partly offset by the decline in Imaging Systems which was negatively affected by the continued softening of the imaging market in the US, in part a result of the impact of the Deficit Reduction Act, and in Japan.
From a regional perspective, single-digit comparable sales growth was achieved in the mature markets, including North America, which generated double-digit growth in all businesses except Imaging Systems. The key emerging markets experienced 10% comparable growth, with particularly strong performance in India (17%) and solid growth of 9% each in China and Latin America.
EBITA amounted to EUR 875 million or 13.5% of sales in 2007, compared to EUR 861 million or 13.4% in 2006. Earnings fell short of the divisional target of 14-15%, as higher earnings at Ultrasound & Monitoring, Customer Services and Healthcare Informatics were largely offset by lower sales-driven earnings at Imaging Systems, partly due to the impact of the Deficit Reduction Act.
EBIT improved from EUR 734 million in 2006 to EUR 743 million in 2007.
Cash flows before financing activities included net payments totaling EUR 70 million for the acquisitions of Emergin, VMI and XIMIS in 2007, while 2006 included acquisition-related cash outflows of EUR 1,103 million, for Intermagnetics and Witt Biomedical. Excluding these acquisition-related disbursements, cash flows before financing activities were EUR 186 million below 2006, mainly due to higher working capital requirements and increased capital expenditures.
Key data
in millions of euros

	20051)	20061)	2007
Sales	6,013	6,448	6,470
Sales growth
% increase, nominal	9	7	0
% increase, comparable	8	8	4
EBITA	768	861	875
as a % of sales	12.8	13.4	13.5
EBIT	688	734	743
as a % of sales	11.4	11.4	11.5
Net operating capital (NOC)	3,179	4,125	4,104
Cash flows before financing activities	505	(427)	420
Employees (FTEs)	24,221	26,203	27,441

1)	Restated to present the MedQuist business as a discontinued operation

For a reconciliation to the most directly comparable US GAAP measures, see the chapter Reconciliation of non-US GAAP information
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For 2008, strong sales growth is anticipated in Patient Monitoring, Cardiac Care, Home Healthcare Solutions and Customer Services, tempered by limited growth in Imaging Systems.
Regulatory requirements
Medical Systems is subject to extensive regulation. It strives for full compliance with regulatory product approval and quality system requirements in every market it serves by addressing specific terms and conditions of local ministry of health or federal regulatory authorities, including agencies like the US FDA, EU Competent Authorities and Japanese MLHW. Environmental and sustainability requirements like the European Union’s Waste from Electrical and Electronic Equipment (WEEE) and the Restriction of Hazardous Substances (RoHS) directives are met with comprehensive EcoDesign and manufacturing programs to reduce the use of hazardous materials.
Continuous clinical innovation and breakthroughs, in combination with collaborative customer relationships, drive growth and profitability. However, the success of clinical innovation is often dependent upon appropriate reimbursement. In the US, concern over rapid and sustained growth in imaging services has attracted increased scrutiny by the Federal government and commercial payers. This has resulted in the adoption of new strategies designed to curb growth that could continue to impact Philips Healthcare in 2008 and beyond. The Deficit Reduction Act of 2005 came into effect in February 2006 and included substantial reductions in Medicare payments for imaging services performed in non-hospital settings. Commercial payers are also implementing several types of utilization management strategies designed to curb growth. Philips will continue to work closely with legislators, payers and providers to avoid further unwarranted reimbursement reductions and to ensure a more rational approach to payment for innovative technologies, particularly advanced imaging services.
Strategy and 2008 objectives
Following the announcement of Vision 2010 in September 2007, the former Medical Systems division and Consumer Healthcare Solutions business — now renamed Home Healthcare Solutions — have been integrated effective January 1, 2008, and going forward will be reported as the Healthcare sector.
Philips Healthcare will play an important role in the realization of Philips’ Vision 2010 ambition. For 2008 and beyond, Healthcare has put in place a number of specific value-creating initiatives which it will drive through a framework of Growth, Talent and Simplicity:
•	Extract value from acquisitions through successful integration

•	Expand presence in emerging markets

•	Cultivate leadership talent and recognize and reward top talent

•	Deliver on care cycle solutions from the hospital to the home.
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Domestic Appliances
and Personal Care
Domestic Appliances and Personal Care
More than 15 million consumers around the world already use a Philips Sonicare toothbrush. With the launch of the FlexCare model — developed in cooperation with a team of periodontists and bioengineers — Philips Sonicare once again raises the bar for premium power toothbrushes.
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28% comparable sales growth in emerging markets for DAP	“The domestic appliances and personal care retail landscape continues to evolve, with major emerging markets such as Brazil, Russia, China and India maintaining their strong growth.”
Philips Domestic Appliances and Personal Care (DAP) empowers consumers with a wide range of technologically advanced yet easy-to-use products that enhance their sense of well-being and appearance, as well as helping them to prepare food and beverages and take care of their homes and garments.
We are engaged in the development, manufacturing and marketing of innovative propositions through our three businesses:
•	Shaving & Beauty — electric shavers, female depilation appliances, haircare and male grooming products

•	Domestic Appliances — kitchen appliances, floor care, garment care, water and air purifiers and beverage appliances

•	Health & Wellness — oral health care and mother and child care.
We also partner with leading companies from other fields, like Sara Lee/Douwe Egberts and Nivea Beiersdorf, in order to deliver exciting appliance/consumable combinations.
With our extensive product portfolio, we are able to service traditional and emerging distribution channels, e.g. general retailers, electronic retailers, mass merchants, retailer specialists, online retailers, distributors/wholesalers.
The domestic appliances and personal care retail landscape continues to evolve, with major emerging markets such as Brazil, Russia, China and India maintaining their strong growth, and retailers driving their expansion, both into new geographies, as well as into the online sector.
DAP has a host of top 3 positions across its portfolio and across key markets in Europe, North America and Asia. For example, the global No. 1 position in male dry shaving, as well as top 3 positions for Garment Care in Europe, Female Depilation and Oral Healthcare in Asia Pacific, and Kitchen Appliances and Floorcare in Europe.
We have a strong global presence with manufacturing sites in nine countries and sales organizations in more than 60. Our Centers of Competence, located in four different countries, play an important role in the development of our products. In total, DAP employs nearly 10,000 people.
DAP complies with all relevant regulatory requirements, most notably the ED WEEE (Waste from Electrical and Electronic Equipment) Directive and the RoHS (Restriction of Hazardous Substances) Directive.
With regard to sourcing, please refer to the business description of Philips Supply Management that begins on page 96 of this Annual Report.
Progress against objectives
The Annual Report 2006 set out a number of key targets for DAP in 2007. The advances made in addressing these are outlined below.
Increase customer focus: category management, international key account management and channel strategy
While upgrading its key account management teams and implementing innovative customer intimacy programs, DAP significantly intensified its focus on global customers. We deepened our strategic alignment with international key accounts by holding strategy review meetings designed to involve key retail partners in our product creation process with the aim of gaining direct feedback. This new approach towards our retailers, based on trust and open communication, helped to accelerate profitable growth while providing better value to both our retailers and consumers. We are now executing common 3-year global business plans with our largest international key accounts across all product categories and countries. In 2007, DAP accelerated growth with key accounts via the successful introduction of ground-breaking products such as the Arcitec shaver.
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Domestic Appliances
and Personal Care
With Philips Arcitec, men can be confident that they’ll get a perfectly close shave, even on their neck. Three independently flexing heads ensure optimum skin contact in curved areas.
Building on the successful healthy living positioning, the Domestic Appliances business completed its juicer range in 2007, with the Alu model becoming a global image carrier for the appliances business. Continuing the Senseo success story, Domestic Appliances also introduced a range of Espresso makers in Europe, thereby entering the high-value coffee category with the highest growth rate — 13% — within the small appliances segment. In the Home environment segment Domestic Appliances extended its scope with its newly introduced water purification products, addressing the global need for safe drinking water. These products are initially available in India and Brazil, but are to be rolled out to other markets in 2008.
Growth of the Domestic Appliances business in 2007 was strongly supported by a dedicated program to develop business jointly with the trade. Cooperation on marketing campaigns led to significant category growth, e.g. through the healthy living positioning, especially in juicing and blending. Good relationships have been developed with key international distribution chains. The dedicated program resulted in three-quarters of market share growth in Western Europe being achieved with DAP’s top 10 international retailers.
DAP further expanded its global leading position in electric dry- and wet male shaving and grooming products in 2007. The Shaving & Beauty business celebrated the milestone of producing its 500 millionth shaver and achieved record sales and earnings for the second consecutive year. 2007 also saw the global introduction of two innovative shaver ranges, Arcitec and the Moisturizing Shaving System, which offer a much improved shaving performance combined with an innovative design.
The Beauty business continued its rapid expansion by offering a range of female depilation, haircare and male grooming products, among which the Bodygroom for males was particularly successful. The Bodygroom was further rolled out in Eastern Europe, Middle East and Africa and reached more than one million new consumers in Europe and North America.
In the Oral Healthcare category, the September 2007 launch of Flexcare firmly established Philips Sonicare as the world leader in the sonic power toothbrush category, according to GfK,
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Focus resource allocation on mission-critical initiatives
The successful launches of Arcitec, the Moisturizing Shaving System and the FlexCare toothbrush are proof-points of organizational emphasis on mission-critical initiatives.
The initiative to develop business jointly with the trade in the field of domestic appliances is recognized by retail partners as a positive change agent. This program is gaining momentum and will be rolled out beyond Domestic Appliances in 2008.
Ensure functional leadership to maximize cost efficiencies and speed
2007 saw the deployment of a sector-wide cost-reduction initiative “Earn-to-lnvest”, which is designed to free up and redirect resources toward drivers of growth. In R&D, for example, this resulted in over 100 local initiatives to reduce costs (e.g. by moving prototype testing to lower-cost locations) and increase speed (e.g. by reducing rework required on models and moulds).
Further develop consumer-centric innovation competence
DAP enhanced its innovative capability by leveraging (online) external networks and knowledge more intensely during the early phases of innovation (e.g. via the YourEncore online experts network). Posting the right technology questions in expert communities outside Philips increases the chances of getting better answers faster.
In June 2007, the Health & Wellness business organized the Avent Innovation Wave, at which all DAP employees worldwide were triggered to think as consumers for Mother & Childcare products. The event gathered over 1,200 validated consumer insights and over 500 product solutions, ensuring distinctive new propositions for the Philips Avent portfolio as well as for expansion into new value spaces.
Focus on talent by securing engagement and internationalizing the talent pipeline
An Engagement Master Class has been introduced for all senior managers, and employee engagement data are used in leadership assessment/development and promotions.
The Senseo coffee system from Philips and Sara Lee/DE offers a winning combination of sensational-tasting coffee, cool design and easy-to-use technology.
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Domestic Appliances
and Personal Care
Diversity is vital. To reflect DAP’s global business, our leaders need to have broad, multifunctional and international experience. For teams with global/ regional reach, DAP requires that a minimum of 50% of the employees on each team originate from the markets in question.
Simplify the organization by creating a direct link between markets and the business
As of January 1, 2007, DAP removed the regional management layer between its global business units and country sales organizations, simplifying its organization and processes to facilitate maximum growth and realize untapped potential.
Redesign and simplify the innovation process towards Open Innovation
Building on the increasing application of the Value Proposition House methodology for arriving at a unique and discriminating positioning for a product, the marketing and R&D communities simplified the process to translate a Value Proposition House into a technical product specification. In addition, dedicated research was done on returned products to better understand consumer requirements, thereby augmenting the consumer insight knowledge base from which new products will be developed.
2007 financial performance
2007 was a very successful year for DAP. Full-year sales increased by EUR 436 million, or 17% on a nominal basis. Adjusted for the 5% positive effect from the integration of Avent (acquired in September 2006) and adverse currency developments (3%), comparable sales grew by 15%, significantly ahead of the 7% growth target set at the beginning of the year.
Double-digit comparable sales growth was achieved by all businesses and market clusters. From a business perspective, growth was led by excellent performance at Domestic Appliances, mainly driven by the Kitchen Appliances business, benefiting from our investments in innovation and the brand. Shaving & Beauty benefited from the successful introduction of two new shavers (Arcitec and the Moisturizing Shaving System) and the continued acceptance and further roll-out of Bodygroom products. At Health & Wellness, sales increased largely as a result of the good market acceptance of Oral Healthcare products, supported by the launch of the new FlexCare toothbrush and the successful market introduction of the Wake-up Light.
From a geographical perspective, comparable sales growth was evident in all countries, with double-digit increases in all market clusters. Emerging markets including China, India, Brazil and Russia — representing about one third of DAP’s sales — contributed 28% comparable sales growth in 2007.
Key data
in millions of euros

	2005	2006	2007
Sales	2,194	2,532	2,968
Sales growth
% increase, nominal	7	15	17
% increase, comparable	6	11	15
EBITA	328	378	523
as a % of sales	14.9	14.9	17.6
EBIT	324	370	510
as a % of sales	14.8	14.6	17.2
Net operating capital (NOC)	370	1,138	1,136
Cash flows before financing activities	384	(287)	415
Employees (FTEs)	8,203	9,933	9,881
For a reconciliation to the most directly comparable US GAAP measures, see the chapter Reconciliation of non-US GAAP information
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Compared to 2006, EBITA increased by EUR 145 million to EUR 523 million, corresponding to a profitability improvement of 2.7% of sales, reaching 17.6% of sales in 2007, well above the targeted 15%. The year-on-year earnings rise was largely driven by higher sales and tight cost management. EBITA improvements were visible – both in absolute amounts and relative to sales – in all businesses.
EBIT increased by EUR 140 million to EUR 510 million in 2007, compared to EUR 370 million in 2006.
DAP generated EUR 415 million cash flows before financing activities, broadly in line with last year, excluding the EUR 689 million net cash payment for the acquisition of Avent. Higher earnings were largely offset by increased working capital needs.
Strategy and 2008 objectives
Following the announcement of Vision 2010 in September 2007, the former Consumer Electronics and Domestic Appliances and Personal Care divisions have been integrated effective January 1, 2008, and going forward will be reported as the Consumer Lifestyle sector.
Philips Consumer Lifestyle will play an important role in the realization of Philips’ Vision 2010 ambition.
For 2008 and beyond, Consumer Lifestyle has put in place a number of specific value-creating initiatives which it will drive through a framework of Growth, Talent and Simplicity:
•	Leverage post-integration synergies, particularly with regard to customers, markets and key account management, as well as in supply chain optimization and the sector’s relationships with third-party suppliers and partners; synergies will also be realized across all operational processes, through the organizational blueprint and way-of-working design

•	Open up new value spaces in the consumer lifestyle field to further strengthen our business portfolio and to deliver upon our growth ambition

•	Create a unified, engaged and high-performance organization in which growth and diversity can be nurtured within our leadership community and talent pipeline

•	Maximize our structure to be fully market-driven, in terms of our customer relationships and our business portfolio.

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Consumer Electronics

Consumer Electronics	18
CES Innovation Awards for
Consumer Electronics
We have taken the notion of immersive technology a dramatic step further with our new Aurea FlatTV. Aurea radiates light, color and sound from its unique ‘active’ frame, creating a truly seductive ambient viewing experience.
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“ With value creation – and margin management – our main objective, our 2007 activities centered on leveraging the strength of our asset-light operating model, as well as driving differentiation in the marketplace.”
Placing consumers’ needs at the very heart of its strategy and activities, Philips Consumer Electronics (CE) is dedicated to providing consumers with great lifestyle entertainment experiences and services whenever and wherever they want.
Applying relevant innovation powered by simplicity-led design to address the twin consumer desires of wellness and pleasure, Philips has a distinctive position in the consumer electronics space – offering applications with ‘ambient’ benefits that support both the individual’s desire for entertainment content as well as differentiated sensorial experiences.
Income is derived principally from two sources: products (including product/service combinations) and licensing activities.
In 2007, CE consisted of the following areas of business:
•	Connected Displays – including FlatTVs such as the new Aurea and the Ambilight range, the Perfect Pixel HD Engine picture quality platform, LCD PC monitors, and professional and business display solutions, such as Hotel TV and public signage displays

•	Entertainment Solutions, consisting of Video & Multimedia Applications – including the Cineos SoundBar DVD Home Theater with Ambisound technology, Hard Disk/DVD Recorders and Blu-ray Disc players – and Audio & Multimedia Applications – including GoGear portable audio and video players, Streamium Wireless Music Systems, entertainment docks for portable audio/video players such as Philips’ GoGear range and Apple’s iPod

•	Peripherals & Accessories – including Prestigo remote controls, Philips-Swarovski Active Crystal fashion accessories, the PhotoFrame range, amBX PC gaming peripherals, DECT and VoIP cordless phones, webcams and USB PC add-on drives

•	Home Networks – including a complete range of digital set-top boxes such as HDTV receivers, along with Streamium wireless audio-video links.
The license activities offer third parties access to new and inventive Philips technologies by making licenses available under Philips intellectual property relevant to these technologies. Licenses can be obtained for various products, like DVD/Blu-ray players, recorders and discs.
CE products are channeled towards the consumer primarily through national and international retailers. The division offers a broad range of products from high to low price/value quartiles, necessitating a diverse distribution model that includes mass merchants, retail chains, independents and small specialty stores often represented by buying groups. In order to work in the most effective way with these retail channels, Philips has created an organization designed around its retail customers, with Global Key Account Managers and Country Ambassadors.
The consumer electronics retail landscape continues to evolve, with the major emerging markets like Russia, China and India maintaining their strong growth, and retailers driving their expansion, both into new geographies, as well as into the online sector. Price pressure remains a key challenge for the industry.
The CE business experiences seasonality, with higher sales in the fourth quarter resulting from the holiday sales.
CE employs approximately 14,000 people worldwide, with a global sales and service organization embracing more than 50 mature and emerging markets in Europe, North America, Latin America, Asia Pacific, the Middle East and Africa. In addition, we operate manufacturing and business creation organizations in the Netherlands, France, Belgium, Hungary, Mexico, Argentina and Brazil, as well as overseeing licensed manufacturing activities in China.
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Consumer Electronics
Having passed the milestone of selling its one millionth Digital PhotoFrame, Philips has launched a new range of the stylish, high-resolution digital picture displays. The 2007 collection includes 5.6-inch and 10-inch models capable of storing up to 1000 images.
CE complies with all relevant regulatory requirements, most notably the EU WEEE (Waste from Electrical and Electronic Equipment) Directive and the RoHS (Restriction of Hazardous Substances) Directive.
With regard to sourcing, please refer to the business description of Philips Supply Management that begins on page 96 of this Annual Report.
Progress against targets
With value creation – and margin management – our main objective, our 2007 activities centered on leveraging the strength of our asset-light operating model, as well as driving differentiation in the marketplace.
Growth
We achieved 1% comparable sales growth, with 9% comparable growth in the second half of the year. This overall growth was supported by double-digit growth with our top eight retail accounts. We maintained our strong relationships with major retailers, driving greater customer intimacy and dedication through a combination of more efficient distribution models, increased application of category management, and closer co-operation on supply chain management.
Overall, the consistent delivery of solid financial results has supported the strategic ambitions of sustainable performance through CE’s asset-light operating model (including minimal to negative net operating capital levels) and an EBITA of around 3%.
Our Peripherals & Accessories business grew further with the acquisition of the US-based Digital Lifestyle Outfitters (DLO), a leading supplier of computer and digital music player accessories. Over the past years the Peripherals & Accessories organization has established a successful track record of integrating such acquisitions quickly and effectively. Along with its acquisition program, Peripherals & Accessories’ organic growth has benefited from the application of innovative brand alliances, such as the Philips-Swarovski Active Crystals range and the assortment of accessories for Nokia mobile phones.
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Continuing our active portfolio management, in line with our growth strategy, we completed the sale of our remaining Mobile Phone activities to China Electronics Corporation (CEC) in March 2007. This transaction included the transfer of the Xenium product brand and the granting of an exclusive license to market and sell mobile phones under the Philips brand for the coming five years. In December 2007, Philips announced that it has reached an agreement to sell its Set-Top Boxes and Connectivity Solutions activities, part of the Home Networks business unit, to Pace Micro Technology of the UK. Upon completion of the deal, Philips will become a shareholder of some 23% in the combined business.
‘Relevant innovation’ continues to be a key driver of our business. Major 2007 product launches included the Aurea FlatTV, which we unveiled at IFA 2007 in Berlin. Taking Ambilight a dramatic step further, Aurea creates a halo of dynamic light within the frame and around the TV for an immersive viewing experience. The Cineos SoundBar with Ambisound technology simplifies the home entertainment experience, delivering real 5.1-channel surround sound from a single unit, reducing the need for multiple speakers and cabling. In PC gaming, we introduced a range of accessories applying Philips’ amBX technology for even more immersive gaming.
Simplicity-led design is a key differentiator in the consumer electronics marketplace. Its application – together with relevant innovation and deep consumer insight – has enabled CE to create unique and compelling lifestyle propositions. Early in 2007, CE appointed a dedicated Chief Design Officer to ensure a more structural and consistent implementation of a differentiating design strategy throughout the business creation process.
CE also continues to harness Philips’ ‘recommended brand’ status, driving Net Promoter Scores across all key categories, processes, functions and consumer touch-points, in particular delivering consistent ‘top-tier’ results – above 60% levels – for the Ambilight Flat TV category.
In 2007, Philips added mobile phone company Nokia to its partnerships in consumer electronics accessories. The Made for Nokia XpressMusic range of audio headphones is designed to deliver highest-quality multimedia entertainment for Nokia’s growing portfolio of music-optimized devices and smartphones.
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Consumer Electronics
Talent
Transformational leadership was reinforced by the launch, in April, of a strategic initiative to apply consumer and customer-centric behavior throughout the organization. This initiative was underpinned by a new structural framework – entailing key changes simplifying the way CE operates – designed to engender greater ‘outside-in’ thinking.
This initiative was carried further into the project to integrate CE and DAP in the Consumer Lifestyle sector, which commenced in September following the Philips Vision 2010 announcement.
CE’s People Leadership ranking showed a score of 76% in 2007, clearly above the high-performance benchmark.
Simplicity
CE has contributed significantly to the increase in Philips’ brand value by applying simplicity to products, services and the way we interact and communicate with our customer base.
CE has also worked directly with retailers in addressing the environmental impact of electrical consumer appliances. Major retail partners have sought Philips’ expertise in this area, leveraging the company’s EcoVision product creation strategy. Furthermore, the launch, in 2007, of a ‘green logo’ on CE’s most environmentally-friendly products provided clear and easy in-store guidance to consumers about the environmental impact of Philips products they wish to purchase.
2007 financial performance
Sales totaled EUR 10,362 million in 2007, reflecting a nominal decline of 2% compared to 2006. Adjusted for 1% portfolio changes (mainly the sale of Mobile Phones in March 2007 and the acquisition of DLO in May 2007) and 2% negative currency effects, comparable sales increased by 1%. Year-on-year sales growth was delivered by all businesses except Connected Displays, which suffered from challenging market conditions and a loss of market share in the first half of the year. The sales decline at Connected Displays was due to the positive effect, in 2006, of soccer’s World Cup, as well as increased competition and price pressure in Flat TV, the latter particularly in the US. However, in the second half of the year Connected Displays showed 10% comparable growth.
From a geographical perspective, sales growth was strong in Europe and the emerging markets in Asia Pacific, driven by increases in all businesses. Sales declined in North America and Latin America, primarily due to Connected Displays.
CE’s focus on margin management resulted in an EBITA of EUR 325 million, or 3.1% of sales, compared to 3.0% in 2006, in line with the target set for the division. Significant margin pressure at Connected Displays,
Key data
in millions of euros

	2005	2006	2007
Sales	10,422	10,576	10,362
Sales growth
% increase (decrease), nominal	5	1	(2)
% increase, comparable	5	5	1
EBITA	405	314	325
as a % of sales	3.9	3.0	3.1
EBIT	404	313	322
as a % of sales	3.9	3.0	3.1
Net operating capital (NOC)	(296)	(228)	(246)
Cash flows before financing activities	548	248	357
Employees (FTEs)	15,537	14,486	13,516
For a reconciliation to the most directly comparable US GAAP measures, see the chapter Reconciliation of non-US GAAP information
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particularly in the US, was more than offset by higher EBITA in the other businesses.
EBIT reached EUR 322 million (3.1% of sales), compared to EUR 313 million (3.0% of sales) in 2006.
Net operating capital at the end of 2007 amounted to negative EUR 246 million (2006: negative EUR 228 million), reflecting the continued success of the division’s asset-light strategy.
Cash flows before financing activities improved from EUR 248 million in 2006 to EUR 357 million in 2007, primarily driven by tight working capital management at Connected Displays.
In December 2007, Philips agreed to sell its Set-Top Boxes and Connectivity Solutions activities to UK-based technology provider Pace Micro Technology. Closure of the deal is expected in Q1 2008.
Strategy and 2008 objectives
Following the announcement of Vision 2010 in September 2007, the former Consumer Electronics and Domestic Appliances and Personal Care divisions have been integrated effective January 1, 2008, and going forward will be reported as the Consumer Lifestyle sector.
Philips Consumer Lifestyle will play an important role in the realization of Philips’ Vision 2010 ambition. For 2008 and beyond, Consumer Lifestyle has put in place a number of specific value-creating initiatives which it will drive through a framework of Growth, Talent and Simplicity:
•	Leverage post-integration synergies, particularly with regard to customers, markets and key account management, as well as in supply chain optimization and the sector’s relationships with third-party suppliers and partners; synergies will also be realized across all operational processes, through the organizational blueprint and way-of-working design

•	Open up new value spaces in the consumer lifestyle field to further strengthen our business portfolio and to deliver upon our growth ambition

•	Create a unified, engaged and high-performance organization in which growth and diversity can be nurtured within our leadership community and talent pipeline

•	Maximize our structure to be fully market-driven, in terms of our customer relationships and our business portfolio.
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Lighting

Lighting	48%
of Lighting sales attributable
to Green Products
The LED-based Living Colors lets people create whatever atmosphere they like in their room by choosing from 16 million LED colors with a simple remote control.
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“ We are building a strong position through the complete solid-state lighting value chain for future growth in energy-efficient lighting solutions using LED sources.”
Philips Lighting is the global market leader, with recognized expertise in the development, manufacturing and application of innovative lighting solutions. Philips pioneered many of the key breakthroughs in lighting technology, creating a solid basis for both its present activities and future aspirations. Through its expertise and in-depth understanding of the customer and the end-user, the division is a market-driven innovator in lighting and a shaper of the lighting industry landscape. As stated in its mission, Philips Lighting understands people and improves their lives with lighting.
Lighting’s products are found throughout the home and in professional applications – at work, on the move, in shops, in the city, hospitals, sports stadiums, etc. The division consists of the following businesses:
•	Lamps – incandescent; halogen; (compact) fluorescent; high-intensity discharge

•	Consumer Luminaires – functional; decorative; lifestyle

•	Professional Luminaires – city beautification; road lighting; sports lighting; office lighting; shop/hospitality lighting; industry lighting

•	Lighting Electronics – electronic gear; electromagnetic gear; controls

•	Automotive and Special Lighting Applications – car headlights; car signaling; other transport vehicles; optical lighting; infrared; ultraviolet; projection

•	Solid-State Lighting Components and Modules – retrofits; modules; flashlight; display; LUXEON.
Two key trends are shaping the global lighting market: the need for energy efficiency and the emergence of solid-state lighting.
Lighting presents a clear opportunity to save energy and slow climate change. It accounts for some 19% of global electricity consumption. Innovative lighting solutions can realistically save up to 40% energy on today’s installed base, while also improving the quality of the light.
Solid-state or LED lighting represents the most significant development in lighting since the discovery of electric light well over a century ago. Offering unprecedented design freedom in terms of color, dynamics, miniaturization, architectural integration and energy effciency, it is opening up exciting new possibilities, e.g. for ambience creation.
Our customers are mainly in the professional market. The Lamps business operates its sales and marketing activities through the professional, OEM and consumer channels, the latter also being used by our consumer luminaires business. Professional Luminaires is organized in a Trade business (commodity products) and a Projects business (project luminaires); for the latter, the main focus is on lighting designers, architects and urban planners. Automotive Lighting is organized in two businesses: OEM and After-market. Special Lighting and solid-state lighting components and modules are OEM businesses, while Lighting Electronics’ sales and marketing are conducted through both the OEM and wholesale channels.
The division has manufacturing facilities in 25 countries, and sales organizations in more than 60. Commercial activities in other countries are handled via dealers working with the International Sales organization. Lighting has some 54,000 employees worldwide.
Lighting complies with all relevant regulatory requirements, most notably the EU WEEE (Waste from Electrical and Electronic Equipment) Directive and the RoHS (Restriction of Hazardous Substances) Directive.
With regard to sourcing, please refer also to the business description of Philips Supply Management that begins on page 96 of this Annual Report.
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Lighting
At the Dutch coastal town of Breskens, the promenade is now lit by a combination of Philips’ CitySoul luminaires and CosmoPolis light sources. Road safety, energy effciency, respect for the environment and aesthetics were key considerations for the new lighting scheme.
Progress against targets
In the Annual Report 2006, Lighting identifed a number of key objectives for 2007. The progress made in addressing these is discussed below.
Emerging markets
We continue to build on our strong position in key emerging, fast-growth markets, such as Latin America, China, the Indian subcontinent, Central and Eastern Europe and the ASEAN zone, which together now account for 37% of Lighting sales. In these markets, our comparable growth in 2007 was 16%.
Developing our distribution networks in these countries continues to receive our full attention. In China, for example, we are expanding our distribution network to second and third-tier cities, of which there are some 660 with populations of between half a million and two million. In 2007, we added 8,000 outlets (or 30 per day), giving a total of 11,600. We expect this figure to rise to 18,700 by the end of 2008. Our China Sourcing Group, formed in 2004 as a Lighting entity to facilitate our businesses’ sourcing from China through one window, is on course to deliver USD 1 billion supply value by 2010.
Energy-efficient lighting solutions
In 2007, Lighting built on its strong position in the value chain towards professional end-users and consumers, especially by drawing attention to the worldwide energy and climate-saving opportunity offered by our energy-efficient lighting. Our new innovative lighting solutions can realistically save up to 40% energy on all today’s installed lighting, whether outdoors, in offices or shops, or in the home. At the same time they offer a clear improvement in the quality of the light.
Saving 50% on energy costs and creating a safer environment, over 50,000 Philips CosmoPolis street lighting systems have already been installed in 50 cities in Europe, and interest is increasing in Asia, and particularly China, where energy-efficient products already represent 44% of our total Lighting sales.
The switch-over rate to energy-efficient lighting, however, is still too low given the energy-saving opportunity. We are working hard to remove the obstacles to accelerating this switch-over via awareness campaigns (public and private), supporting new legislation (e.g. energy certification for buildings) and partnerships (public, private, non-government
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organizations and utilities). In 2007, sales of our Green products rose further and now account for 48% of Lighting sales.
Solid-state lighting
In 2007 we strengthened our position as the leader in solid-state lighting and are the only company covering the whole value chain from LED components via modules to luminaires and systems. Over the past few years we have invested nearly EUR 4 billion in acquiring high-growth businesses in the areas of solid-state lighting and luminaires. This figure includes the sum of EUR 1.8 billion agreed in November 2007 for the acquisition of Genlyte Group Incorporated, a leading North American luminaire manufacturer, which we completed on January 22, 2008.
Besides growing our presence in North America, this transaction deepens our contacts to end-users, such as wholesalers, contractors, architects and lighting designers, helping us speed up the market roll-out of more energy-efficient lighting and the introduction of new lighting technologies, like solid-state lighting.
Early in 2007 we closed the acquisition of Partners in Lighting International (PLI), the leading European manufacturer of home luminaires. This acquisition strengthens our presence in the home lighting market, where solid-state lighting will bring major benefits in terms of creating atmospheres and reducing energy consumption. Successfully integrated, PLI is now organized as a global business in its own right and is running well ahead of its business plan.
Next came our acquisition of TIR Systems, based in Vancouver, Canada, a leading company in solid-state lighting technology for products that generate high-quality white light and a leader in SSL modules. TIR has a sizeable intellectual property portfolio.
In September we completed the acquisition of Color Kinetics, a recognized innovator and leading player in the SSL luminaire business with a strong presence in the USA and a broad technology and intellectual property portfolio (controls and intelligent technology).
In this way we are building a strong position through the complete SSL value chain for future growth in energy-efficient lighting solutions using LED sources. These acquisitions strengthen our technology base and intellectual property position, and provide us with a strong presence in all continents. At the same time
In the frozen food department of supermarkets, the performance of LEDs in freezers is far superior to that of the customary fluorescent lamps in terms of light output, energy efficiency and lifetime.
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Lighting
we continue to develop and invest in new OLED (Organic LED) and solid-state laser activities.
Talent
Under the heading Building competence, we have been driving the quality of our leadership, training more than half our marketing people in the past two years on using end-user insights to drive innovation, the Value Proposition House methodology and marketing planning and execution. We have hired around 20 executive potentials per year over the past four years.
Under the heading Building a strong culture of excellence, we have been establishing a growth culture and have seen our progress reflected in, for example, a considerable advance in our Employee Engagement Survey score towards the high-performance benchmark and over 40% employee participation in our annual Quality Improvement Competition.
Simplicity
To bring ourselves closer to our customers, we have shifted our focus from product management to market segments. This move toward added value is reflected in the lighting solutions we offer in the various segments.
For example, in the home environment, we let people create the atmosphere to suit their mood by choosing the color of their light with LivingColors. And our flexible AmbiScene lighting concept lets retailers tailor the in-store ambience at the touch of a button, to offer consumers an inspiring shopping experience.
In line with this, we have organized our country sales groups around the customer channels — wholesale, projects, OEM and mass retail — and leveraged our back-office activities across our businesses as shared service departments.
We made significant progress in 2007 in our drive for supply chain excellence — specifically in the area of organizing the China supply chain, where volume doubled in the last year — thanks to several initiatives to improve processes and ways of working (e.g. direct shipments and planning).
2007 financial performance
Lighting sales in 2007 grew 11% in nominal terms, supported by the contribution of the acquired companies PLI and Color Kinetics. Excluding these acquisitions and the negative currency impact of 3%, comparable growth reached 6%, led by robust growth of energy-efficient lighting, primarily within Lamps and Luminaires. Sales of Solid-State Lighting applications grew 281% year-on-year, reaching EUR 160 million, helped by the acquisition of Color Kinetics. Automotive Lighting and Lighting Electronics also achieved further comparable growth. However, the remaining businesses showed comparable declines, mainly due to the contracting rear-projection TV market (Special Lighting Applications).
Geographically, the division showed strong growth in all markets clusters except North America. Emerging markets delivered particularly strong growth of 17% in currency-comparable terms, attributable to solid
Key data
in millions of euros

	2005	2006	2007
Sales	4,775	5,466	6,093
Sales growth
% increase, nominal	6	14	11
% increase, comparable	4	8	6
EBITA	508	608	722
as a % of sales	10.6	11.1	11.9
EBIT	499	577	675
as a % of sales	10.5	10.6	11.1
Net operating capital (NOC)	2,491	2,527	3,886
Cash flows before financing activities	(236)	451	(648)
Employees (FTEs)	45,649	47,739	54,323
For a reconciliation to the most directly comparable US GAAP measures, seethe chapter Reconciliation of non-US GAAP information
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growth across all businesses except for Special Lighting Applications in Asia, related to the rapid contraction of the rear-projection TV market. Sales growth was notably strong in China (18%) and India (16%).
EBITA in 2007 amounted to EUR 722 million, growing by EUR 114 million year-on-year to reach 11.9% of sales, compared to EUR 608 million or 11.1% in 2006. This improvement was driven by solid earnings growth at Lamps and Luminaires, additional EBITA following the successful integration of PLI, and lower losses related to the fluorescent-based backlighting solutions business which we exited in Q1 2007.
EBIT improved by EUR 98 million to reach EUR 675 million, or 11.1% of sales. Restructuring charges, purchase-accounting-related charges and other net incidental items totaled EUR 55 million, compared to EUR 48 million in 2006.
Cash flows before financing included acquisition-related investments totaling EUR 1,162 million in 2007, most notably the net payments of EUR 561 million for Partners in Lighting International and of EUR 515 million for Color Kinetics. Net capital expenditures declined by EUR 88 million compared to 2006, mainly due to higher investments in Lumileds in 2006.
Net inventories increased to 15.4% of sales, compared to 13.5% in 2006, primarily due to higher inventory levels within PLI (due to rapid order fulfillment requirements and above-average lead times from PLI-owned factories in China) and at Lamps (due to increased lead times resulting from the transfer of the production of energy-efficient lamps to Asia).
Strategy and 2008 objectives
Philips Lighting will play an important role in the realization of Philips’ Vision 2010 ambition. For 2008 and beyond, Lighting has put in place a number of specific value-creating initiatives which it will drive through a framework of Growth, Talent and Simplicity:
•	Accelerate growth, both organically and through the successful integration of acquisitions, on the basis of strength in emerging markets and in energy-efficient lighting solutions

•	Expand in the direction of system solutions, closely connected to the applications in the market, in the areas of professional luminaires and consumer luminaires

•	Continue to build on the leading position in solid-state lighting

•	Strengthen the leadership bench via proactive talent recruitment

•	Continue to build on the strong culture of excellence, while creating a learning organization focused on continuous improvement

•	Streamline ways of working by implementing segment marketing, strengthening customer focus and driving for supply excellence.
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Innovation &
Emerging Businesses
Innovation & Emerging Businesses

Philips Design’s Skin Probes, winner of the Red Dot ‘best of the best’ 2007.

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Introduction
In 2007 this sector comprised Corporate Technologies, Corporate Investments, Design and Consumer Healthcare Solutions. The latter — renamed Home Healthcare Solutions — became part of the Healthcare sector as of January 1, 2008.
Key data
in millions of euros

	2005	2006	2007
Sales	1,905	1,493	703
Sales growth
% decrease, nominal	(18)	(22)	(53)
% increase (decrease), comparable	(5)	(9)	32
EBIT	(165)	(94)	(101)
as a % of sales	(8.7)	(9)	(14.4)
EBITA Corporate Technologies	(108)	(91)	(76)
EBITA Corporate Investments/ Other	(57)	17	(5)
EBITA CHS	—	(2)	(2)
EBITA	(165)	(76)	(83)
as a % of sales	(8.7)	(5.1)	(11.8)
Net operating capital (NOC)	226	748	1,001
Cash flows before financing activities	(96)	(625)	(348)
Employees (FTEs)	15,130	9,852	7,638
For a reconciliation to the most directly comparable US GAAP measures, see the chapter Reconciliation of non-US GAAP information.
In 2007 this sector — previously reported under the heading Other Activities — was positioned as Innovation & Emerging Businesses, reflecting Philips’ ambition for future growth. By leveraging its brand, technology, IP base and distribution network, Philips invests, through this sector, in projects that are not currently part of the operating divisions, but which will — Philips believes — lead to additional organic growth or value creation through future spin-offs.
Corporate Technologies
Corporate Technologies feeds the innovation pipeline, enabling its business partners — Philips divisions and external businesses — to improve their time-to-market and innovation effectiveness, and thus achieve profitable growth.
It includes Corporate Research, Philips’ Incubators, Intellectual Property & Standards, campuses in India and China, as well as Applied Technologies.
Corporate Technologies supports Philips’ operating divisions in turning innovations into advanced products, creating company-wide technology synergies through its shared labs and competencies. The High Tech Campus in Eindhoven, Netherlands, and the Philips Innovation Campus in Bangalore, India and Shanghai, China are prime examples of this approach.
Innovations are developed in close interaction with end-users and partners, in order to ensure that as well as being advanced, they are designed around users’ needs and are easy to experience. Corporate Technologies reaches out to others in the innovation eco-system through relationships with institutes, academia and industrial partners, as well as via European and regional projects and presence at clinical sites. By adopting an Open Innovation strategy, Corporate Technologies also leverages the joint innovative power of its partners to bring more innovations to market faster and more effectively.
Corporate Technologies invests in new business opportunities as well as in building world-class competencies and technologies that are essential for the Philips businesses, but also provides these to external customers, in order to realize maximum return on investment. Technologies and applications are made available in the form of patent and technology licenses, software and hardware components, prototypes, competencies and services (design, system integration,
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Innovation &
Emerging Businesses
Philips Research has developed the SmartExam system — dedicated scan-planning software that makes MRI scanners easy to operate, while also shortening scanning time and increasing the reproducibilrty of the images obtained.
product introduction services and testing). Where appropriate, emerging businesses are incubated until they are ready for transfer to a sector or spin-out, in part or in whole, to a third-party investor.
In total, Corporate Technologies employs around 4,200 professionals at some 20 locations worldwide.
Research
Philips Research supports Philips’ operating divisions with innovations, inventions and long-range vision. It employs approximately 1,800 professionals around the globe. Founded in 1914, Philips Research is one of the world’s major private research organizations, with main laboratories in the Netherlands, Germany, the United Kingdom, the United States, China and India. The activities are driven by user insights, and Philips Research runs an ExperienceLab, consisting of HomeLab, ShopLab and CareLab, in order to obtain continuous feedback on how well its concepts meet end-user expectations.
Incubation and emerging businesses
In line with its strategy, Philips has established three corporate venturing organizations: the Healthcare, Lifestyle and Technology Incubators, employing close to 200 professionals. Their charter is to identify new growth opportunities for Philips and to help business teams transform ideas into new business, by matching unmet market needs with a unique value proposition. The necessary capabilities can be sourced internally, or acquired externally, e.g. in the start-up community. These initiatives are governed by boards which are chaired by a member of the Board of Management. In 2007 an external financing round was successfully structured for Silicon Hive, diluting Philips’ stake in this venture into that of the largest minority shareholding. In addition to the Incubator activities, a Molecular Healthcare business initiative has been created.
Philips Intellectual Property & Standards (IP&S)
Philips IP&S proactively pursues the creation of new Intellectual Property (IP) in strategic areas and uses this IP to support the growth and competitiveness of Philips’ businesses. IP&S manages the Philips IP portfolio, which currently consists of about 60,000 patent rights, 29,000 trademarks, 43,000 design rights and 2,000 domain name registrations. By participating in the creation of new standards, IP&S also facilitates market adoption of new innovations. Employing close to 450 people, IP&S has a strong global presence with offices in the major countries, which allows it to create and exploit the Philips IP portfolio close to its internal and external customers.
Philips believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.
Applied Technologies
Philips Applied Technologies supports its customers by providing technology and developing first-of-a-kind products and applications. Approximately 850 professionals — working at six locations across Europe, Asia and the US — create new technologies and transform ideas into competitive products. In addition, customers are served through New Product Introduction Services.
Progress against targets
In the Annual Report 2006, Corporate Technologies defined a number of key focal areas for 2007 and beyond. The progress made in these is outlined below.
Developing advanced technologies to create meaningful innovations
Corporate Technologies contributed to a host of meaningful innovations in 2007. In healthcare, for example, the concept of SmartExam was introduced to MRI, leading to simpler procedures and an improved
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workflow for high-quality scans. For CT, a totally new hardware architecture has been developed, including an air-bearing gantry and new x-ray optics, allowing extremely high-speed multiple-slice scanning, which yields much sharper heart images. In solid-state lighting, Lumiramics technology has been transferred to Philips Lighting, providing the business with a breakthrough in color consistency for white LED products, a key component in the solid-state lighting revolution.
Generating patents
Philips filed approximately 1,625 patents in 2007. Currently, Philips is in the process of reshaping its intellectual property portfolio in line with its new strategic focus on Healthcare, Lighting and Consumer Lifestyle.
Incubating new businesses
The Philips Incubators are separate business units within Corporate Technologies. In 2007 there was public presence for 3D Solutions, amBX, Handshake Solutions, Lumalive, Content Identification, Beatbrew, Care Servant and Handheld Diagnostics, including a commercialization agreement with Cozart on drugs-of-abuse testing. The combined incubator pipelines contain more than 25 ventures. To ensure more effective management of the ventures in the pipeline, Bell-Mason stage gating was introduced in 2006, with preceding phases added in Philips Research. In 2007, more than 500 people across Philips were trained in this methodology.
Stimulating end-user focus
Philips has introduced the Value Proposition House methodology to capture end-user insights and create meaningful innovations. Marketing, supply management and R&D have worked closely together to create a process for value propositions and how to translate them into successful innovations.
2007 financial performance
Corporate Technologies’ EBITA improved to a loss of EUR 76 million, compared to a loss of EUR 91 million in 2006, which included a EUR 31 million gain on the sale of CryptoTec. The improvement in EBITA was largely attributable to an increase in income from intellectual property and cost efficiencies at Research, partly offset by increased investment in the Healthcare and Lifestyle Incubators and in research activities in emerging markets. In 2007, Corporate Technologies recognized a gain on the sale of TASS (EUR 6 million), which was divested in the first quarter.
The generation of (white) light with highly controlled color characteristics is a key enabling factor for solid-state lighting to enter the general lighting market. Lumiramic technology enables high-volume production of white LEDs with a very specific correlated color temperature, ensuring luminaire-to-luminaire consistency.
Strategy and 2008 objectives
Corporate Technologies’ strategy for 2008 and beyond will focus on:
•	Developing advanced technologies and applications to create meaningful innovations
•	Generating patents to protect these innovations, particularly in key areas of growth
•	Incubating new businesses as a driver of sustainable growth

•	Improving innovation effectiveness by stimulating end-user focus and cross-functional collaboration with marketing and supply management

•	Establishing closer links to the business sectors by reinforcing the account management function. This will ensure sharing of user insights, roadmap continuity and awareness of business options.
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Innovation &
Emerging Businesses
Corporate Investments
Divested activities
In line with Philips’ strategy to reduce its portfolio of non-core, strategically unaligned activities, most of the remaining activities within Corporate Investments were divested in the course of 2007.
Philips Power Solutions — Supplies
Philips Power Solutions — Supplies develops and markets integrated modules for electronic power conversion and has some 85 employees; sold to Bobinados de Transformadores S.L.
Ommic
Ommic develops, produces and markets Low Noise Amplifiers, smart antenna core chips and epitaxy/foundry services and has some 70 employees; sold to Financiére Victoire SAS of France.
Philips Optical Storage — Optical Media & Technology
Optical Media & Technology, part of Optical Storage, is engaged in the development and verification/certification of formats/standards in optical media and the development and marketing of test disks and has some 55 employees; sold to MoserBaer.
Philips Optical Storage — Automotive Playback Modules
Automotive Playback Modules develops and markets playback modules for the automotive industry and has some 1,600 employees; sold to LiteOn IT Corporation.
Remaining activities
As of the end of 2007, Corporate Investments consists of Assembléon and High-tech Plastics — Optics.
Assembléon
Assembléon is a wholly owned subsidiary that develops, assembles, markets and distributes a diverse range of surface-mount technology placement equipment. Its customers use Assembléon machines to place surface-mount devices and other electronic components on printed circuit boards. Assembléon employs some 750 people, mainly in the Netherlands.
High-tech Plastics — Optics
High-tech Plastics — Optics develops, manufactures and markets high-end plastics, opto- and opto-mechanical products. It employs some 360 people, almost all in China.
In 2008, Corporate Investments will be repositioned as the New Venture Integration Group, which will focus on the integration of newly acquired companies across all sectors.
2007 financial performance
As a result of the portfolio clean-up within Corporate Investments, sales declined by EUR 930 million, or 78%, in 2007. Adjusted for portfolio changes (81%) and unfavorable currency movements (4%), comparable sales increased by 21%, which was almost entirely attributable to Assembléon.
EBITA in 2007 amounted to a loss of EUR 4 million. This included a total loss of EUR 4 million on the divestment of the remaining activities within Philips Optical Storage (Automotive Playback Module), Philips Business Communication in China and Ommic, whereas 2006 included gains on divestments totaling EUR 44 million.
Philips Design
Philips Design is one of the largest and longest-established design organizations of its kind in the world. It is headquartered in Eindhoven, the Netherlands, with branch studios in Europe, the USA and Asia Pacific.
Its creative force of some 550 professionals contains more than 30 different nationalities, embracing disciplines as diverse as psychology, cultural sociology, anthropology and trend research in addition to conventional design-related skills.
Philips Design works according to a proprietary methodology known as High Design. High Design is completely human-focused and research-based, and always uses a deep understanding of people’s needs as the starting point for the design process. It also provides the framework for translating these insights into imaginative yet feasible solutions.
In this way Philips Design is an important driver in making the Philips brand promise of “sense and simplicity” tangible. Philips believes it is only by appreciating the values and motivations of end-users that it can create sustainable propositions that are simple to experience and enrich the quality of people’s lives.
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Philips Design offers a full range of design services to many different types of clients both within and outside the Philips organization.These include design management, corporate identity creation and innovation design, as well as design of products, communication materials, interfaces and solutions for internet and new media.
In 2007, Philips received an outstanding total of over 35 design awards. The Red Dot’best of the best’ for designs considered pioneering in their field was awarded to the Philips Design Skin Probes, which also featured in TIME Magazine’s list of “best inventions 2007”. These far-future research initiatives track trends and developments that may ultimately evolve into mainstream issues with a significant impact on Philips’ business.
In 2007, Philips Design also received the first ever Design Management Europe award for its successful integration of design into business.
Consumer Healthcare Solutions
Philips Consumer Healthcare Solutions* provides products and services that improve the quality of life for at-risk seniors, people with chronic illnesses and their caregivers, by enabling independent living at home.
Given the unsustainable level of healthcare costs in many markets and the growing emphasis on both efficiency and patient comfort, we are witnessing a gradual shift towards diagnosing, treating and monitoring patients in their homes rather than in hospitals. Demand for home healthcare is also growing due to the increasing number of elderly people and the rising incidence of chronic diseases.
The business consists of Lifeline and Philips Remote Patient Management.
Lifeline is the North American market leader for medical alert services. Its 1,100 employees work closely with community hospitals, homecare agencies and referral networks to provide emergency medical alert services and social support to the at-risk elderly to enhance their independence and quality of life.

*	In 2007, Consumer Healthcare Solutions was reported in the sector Innovation & Emerging Businesses. As of January 1, 2008, Consumer Healthcare Solutions — renamed Home Healthcare Solutions — has been incorporated in the new Philips Healthcare sector.
In February 2007, Philips again headed the ranking of the World Intellectual Property Organization with 2,495 patent applications published in 2006.
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Group Management
& Services
In 2007, Lifeline continued to realize double-digit organic growth of its subscriber base. With the purchase of Health Watch, Lifeline now monitors over 700,000 subscribers. The Senior Living division, which serves the independent and assisted living market, now services nearly 150,000 residents in senior living facilities.
In 2008, Lifeline will continue to develop its core business by leveraging healthcare channels in local communities, as well as investing in innovation to stimulate further market development and deploying new marketing tools, such as customer relationship management software for more touch points with potential subscribers. The consolidation of the Health Watch platform into Lifeline is well under way and will be completed in 2008.
In 2007, Philips Remote Patient Management — with some 400 employees — focused on building awareness within the home health industry of its comprehensive offering of telehealth products and services for post-hospital discharge monitoring of chronically ill patients.
This offering includes wireless home telemonitoring devices and web-based clinical review software, as well as a suite of services such as data review, program development and deployment support designed to help customers build or improve their telehealth programs.
In 2008, Philips Remote Patient Management will continue to focus on the home care market. By implementing initiatives designed to leverage Lifeline’s relationships with home health agencies, and by developing strategic relationships with home care associations and technology partners, Philips expects patient enrollment to increase gradually and consistently throughout the year.
The recent acquisition of Raytel Cardiac Services, a provider of solutions for pacemaker, implanted defibrillator, holter, event and anticoagulation monitoring, complements Philips’ portfolio of home healthcare solutions. By adding home cardiac monitoring services and clinical call center competencies, the acquisition allows Philips to better serve the home healthcare market and exploit potential synergies with its cardiology competency. Over the next several years, Philips will leverage Raytel’s clinical call center infrastructure, referral base and experience in out-of-hospital services to enhance its home healthcare business.
Our proposed acquisition of Respironics — a leading US-based global provider of innovative respiratory and sleep therapy solutions for hospital and home use — is part of Philips’ strategy to create a global leadership position in the fast-growing home healthcare market, where we can leverage our Philips brand and our understanding of people’s needs. Building upon the prior 2007 acquisitions of Health Watch and Raytel Cardiac Services, the acquisition of Respironics will establish us as the market leader in home healthcare solutions.
2007 financial performance
Consumer Healthcare Solutions’ sales grew by 47% on a nominal basis, reaching EUR 168 million in 2007, partly due to the acquisition of Health Watch in the second quarter and Raytel Cardiac in the fourth. On a comparable basis, sales growth of 10% was largely driven by Lifeline.
EBITA was in line with 2006, at a loss of EUR 2 million. The improved performance at Lifeline was offset by post-merger integration costs of EUR 6 million, mainly related to Health Watch.
EBIT showed a loss of EUR 19 million, in line with the 2006 loss of EUR 18 million.
The positive cash flow generated by operating activities was more than offset by cash outflows for the acquisitions of Health Watch and Raytel Cardiac. In 2006, the acquisition of Lifeline Systems resulted in a cash outflow of EUR 583 million.
With regard to sourcing, please refer to the business description of Philips Supply Management that begins on page 96 of this Annual Report.
With regard to regulatory requirements, please refer to regulatory requirements in the business description of Medical Systems that begins on page 69 of this Annual Report.
With regard to strategy and 2008 objectives, please refer to the Philips Healthcare strategy and 2008 objectives that begins on page 69 of this Annual Report.
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Group Management & Services
The sector Group Management & Services comprises the activities of the corporate center including Philips’ global brand management and sustainability programs, as well as country and regional overhead costs, and costs of pension and other postretirement benefit plans. Additionally, the Global Service Units such as Philips General Purchasing and Real Estate are reported in this sector.
Key data
in millions of euros

	20051)	20061)	2007
Sales	136	167	197
Sales growth
% increase (decrease), nominal	(60)	23	18
% increase (decrease), comparable	(20)	14	31
EBIT	(192)	(699)	(297)

EBITA Corporate & regional costs	(171)	(226)	(156)
EBITA Brand campaign	(138)	(126)	(111)
EBITA Service Units, Pensions, Other	117	(347)	(30)
EBITA	(192)	(699)	(297)
Net operating capital (NOC)	(531)	208	705
Cash flows before financing activities	1,736	(1,832)	5,253
Employees (FTEs)	6,312	6,879	5,299

1)	Restated to present the MedQuist business as a discontinued operation For a reconciliation to the most directly comparable US GAAP measures, see the chapter Reconciliation of non-US GAAP information.
The EBITA of corporate and country overheads improved significantly in 2007 compared to 2006, primarily as a result of the simplification of the regional management structure and lower costs related to Sarbanes-Oxley compliance, which totaled EUR 26 million in 2006.
Investments in the global brand campaign amounted to EUR 111 million, a EUR 15 million reduction compared to 2006.
Pension and other postretirement benefit costs recorded under Group Management & Services were EUR 53 million lower than in 2006, largely due to an increase in plan assets in 2006.
The EBITA improvement in the Global Service Units and other businesses was primarily attributable to a product liability charge of EUR 256 million recognized in 2006. EBITA in 2007 was positively impacted by the result of the Real Estate Service Unit, with various gains on real estate transactions amounting to EUR 50 million, partly offset by additional legal expenses, mainly in the US, as well as investments in projects which target the further simplification of the service units. In 2006, real estate transactions yielded a profit of EUR 54 million.
On October 1, 2007, Philips completed the sale of the Finance Shared Services Centers to Infosys.
As of 2007, parts of the corporate services costs (EUR 162 million) have been allocated to the operating divisions, which drive and create value from these resources. Previous years have been restated accordingly.
Cash flows before financing activities turned from an outflow of EUR 1,832 million in 2006 to an inflow of EUR 5,232 million in 2007. This inflow was primarily attributable to cash receipts related to the sale of shares in TSMC (EUR 3,895 million) and LG.Philips LCD (EUR 1,547 million). Cash flows from operating activities improved, primarily due to EUR 742 million lower pension contributions as compared to 2006.
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Group Management
& Services
Investments in the global brand campaign are expected to be lower in 2008 at about EUR 95 million as the corporate campaign will be largely phased out over the coming two years. Pension and postretirement benefit costs are expected to be broadly in line with 2007.
Supply Management
The Company’s mission for supply management is to create value by leveraging the power of One Philips and transforming the transactional purchasing function into strategic supply management.
2007 marks the fourth year of a comprehensive change program. Supply Management plays a key role in value creation, and 74% of Philips’ spend is now centralized or center-led. From 2003 until 2007 the total number of active suppliers was reduced from more than 50,000 to less than 20,000.80% of spend on Bill of Material (BOM) is now concentrated on 255 suppliers, and in Non-Product-Related (NPR) on 670 suppliers.
Leveraging the power of One Philips
Leveraging the company’s spend and resources in key areas and negotiating as One Philips improves time-to-market, reduces total cost of ownership and increases quality. Strategic priorities are:
•	NPR spend: Philips has centralized its NPR spend. In addition to enhancing negotiating power, this organization initiates cost-saving projects together with operational units and suppliers, in the areas of cost avoidance and efficiency enhancement. During 2007 the transactional shared service centers for NPR purchasing were outsourced, together with the Finance Shared Service activities, to Infosys.

•	Cross-divisional BOM opportunities: ownership of some EUR 3 billion cross-divisional spend is concentrated centrally. Cross-divisional teams led by divisional Chief Purchasing Officers are active in ten commodity areas, including metals and electronic components. Centralized ‘One Philips’ leveraging of this spend with fewer, more strategic suppliers has resulted in significant value creation.

•	Outsourcing strategy and guidance: this initiative supports industrial strategy decision-making, addressing the shift in resources required to manage the change to an outsourcing relationship. The Company’s total OEM/ ODM outsourcing spend has almost doubled in the past three years to EUR 6.5 billion. To encourage development of more strategic relationships, the number of preferred EMS suppliers has been reduced from 61 in 2004 to 8 in 2007.
Supply Management set a target in 2005 to achieve two-year cumulative savings of EUR 1 billion in the ‘One Philips’ spend categories. This target was met in the 2006/2007 time frame and has helped to improve Philips’ competitiveness.
Transforming toward strategic supply management
Strategic suppliers
Philips can realize more value by working closely with a strong network of strategic suppliers. The ‘Partners for Growth’ strategic supplier relationship management program brings Philips together with its top 30 suppliers to identify and exploit concrete business opportunities. Philips’ business with ‘Partners for Growth’ suppliers has increased by 29% since 2004.
More than 50% of total product costs are defined in the early development stages. Therefore, early supplier/supply management involvement in the product creation process is essential in realizing quality plus time- and cost-saving initiatives. This priority has led to an increased involvement of supply management and strategic suppliers in the creation process, also via a wider application of tools like design-in workshops.
Supplier Performance Measurement
A Global Supplier Rating System (GSRS) is now operational in all businesses, resulting in a more professional and structural supplier performance measurement and subsequent improvement actions. In 2007 the rating system covered 84% of the total spend.
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Supplier consolidation
Supplier concentration is a key element in reducing complexity in the supply chain. For example, Medical Systems sources sub-assembly units from a limited number of global suppliers. The drive towards supplier consolidation continues, with Medical Systems on target to procure 80% of its BOM from fewer than 100 preferred suppliers.
Sustainability
In support of the Company’s strong commitment to sustainability, all suppliers with spend above EUR 100,000 in risk areas are audited, partially with the help of external, independent auditing firms. A rigorous program is in place to follow up any issues that may occur. As part of the Dow Jones Sustainability Index assessment, the rating for this practice went up from 81 to 92 in 2007.
Managing sourcing risk
To enhance risk management in the supply chain, Consumer Electronics has for many years implemented a dual-sourcing strategy to ensure competitive sourcing and continuity of supplies. It has done this through strategic partnerships, mainly in the areas of LCD panels and EMS. In 2007 the major challenge was to manage the tightening market in LCD panels. In another example of reducing sourcing risk, Lighting has established partnership agreements with those key suppliers on which it depends for the supply of critical lamp components.
Low-cost country sourcing
Low-cost country sourcing activities have continued to be a major source of value in supply management. For example, Lighting utilizes a global supply base to support its varied manufacturing operations. A dedicated China Sourcing Group is in place to source products for both local and export markets. While China is the main area of attention, other countries are also under review for further extension of the supply base presence. In 2007, 58% of BOM spend and 24% of NPR spend took place in low-cost countries.
E-contract management
E-contract management is being rolled out across the company. In 2007, EUR 2.6 billion (or 14%) in spend was managed via e-bidding events, compared to around EUR 387 million in 2005.
Market intelligence
In 2007 a central-led Supply Market Intelligence and Services group (SMIS) was created with presence in key supply markets (China, India, Korea, Japan and Taiwan). The SMIS teams work closely together with businesses to identify supply market opportunities.
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Risk management
The following sections present an overview of Philips’ approach to risk management and business control and a description of the nature and the extent of its exposure to risks. Philips recognizes different risk categories, namely Strategic risks, Market risks, Operational risks, Financial risks, and Compliance risks. These are further described in the section Risk categories of this Annual Report. The risk overview highlights the main risks that may hinder Philips in achieving the Vision 2010 objectives. The risk overview is, however, not exhaustive. Some risks not yet known to Philips, or currently believed not to be material, could later turn out to have a major impact on Philips’ businesses, objectives, revenues, income, assets, liquidity or capital resources.
The risk factors should be considered in connection with the forward-looking statements.
Our approach to risk management and business control
Risk management forms an integral part of business management. The company’s risk and control policy is designed to provide reasonable assurance that objectives are met by integrating management control into the daily operations, by ensuring compliance with legal requirements and by safeguarding the integrity of the company’s financial reporting and its related disclosures. It makes management responsible for identifying the critical business risks and for the implementation of fit-for-purpose risk responses. Philips’ risk management approach is embedded in the areas of corporate governance, Philips Business Control Framework and Philips General Business Principles, and in the actual periodic business planning and review cycles.
Corporate governance
Corporate governance is the system by which a company is directed and controlled. Philips believes that good corporate governance is a critical factor in achieving business success. Good corporate governance derives from, amongst other things, solid internal controls and high ethical standards. Risk management is a well-established part of Philips’ corporate governance structure.
The quality of Philips’ systems of business controls and the findings of internal and external audits are reported to and discussed in the Audit Committee of the Supervisory Board. Internal auditors monitor the quality of the business controls through risk-based operational audits, inspections of financial reporting controls and compliance audits. Audit committees at corporate and divisional levels meet on a quarterly basis to address weaknesses in the business control infrastructure as reported by the auditors or revealed by self-assessments, and to take corrective action where necessary. These audit committees are also involved in determining the desired company-wide internal audit coverage as approved by the Audit Committee of the Supervisory Board. An in-depth description of Philips’ corporate governance structure can be found in the chapter Corporate governance that begins on page 250 of this Annual Report.
Philips Business Control Framework
The Philips Business Control Framework (BCF), derived from the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework on internal control, sets the standard for risk management and business control in Philips. The objectives of the BCF are to maintain integrated management control of the company’s operations, to ensure integrity of the financial reporting and business processes, as well as compliance with laws and regulations.
Philips has reviewed and further strengthened the fundamentals of its BCF over recent years. The first of these developments was the drive to harmonize enterprise resource planning systems, with SAP as the leading standard, enabling Philips to replace time-consuming manual controls with embedded, automated
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controls. Thereafter, Philips introduced a program to systematically certify the critical IT systems against an internal control standard which is based on the generally accepted standards: control objectives for information and related technology (COBIT) and COSO. Furthermore, as part of BCF, Philips implemented a global standard for internal control over financial reporting (ICS). ICS supports management in a quarterly cycle of assessment and monitoring, enhancing transparency of its control environment. ICS has been deployed in all main reporting units, where business process owners perform an extensive number of controls, document the results each quarter, and take corrective action where necessary.
With respect to financial reporting, a structured company-wide assessment and monitoring process is in place to enable the Company’s President/Chief Executive Officer and Chief Financial Officer to review and report on the effectiveness of risk management and business controls. Each quarter, division management and functional management at Group level involved in the external reporting process issue a formal certification statement to confirm the adequacy of the design and effectiveness of disclosure controls and internal controls over financial reporting, which is subject to review by the Board of Management. Annually, as part of the Annual Report process, management’s accountability for business controls is enforced through the formal issuance of a Statement on Business Controls and a Letter of Representation by each business unit, resulting, via a cascade process, in a statement by each division. The Statements on Business Controls and Letters of Representation are subject to review by the Board of Management.
Section 404 Sarbanes-Oxley Act
Under section 404 of the US Sarbanes-Oxley Act, the Board of Management is, amongst other things, responsible for establishing and maintaining a system of internal control over US GAAP financial reporting for Philips. This internal control framework and its established accounting procedures and related controls are designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect transactions necessary to permit preparation of financial statements, that policies and procedures are carried out by qualified personnel, and that published US GAAP financial statements are properly prepared and do not contain any material misstatements.
The Board of Management has assessed the design and operating effectiveness of controls within the scope of section 404 of the US Sarbanes-Oxley Act. The Board of Management’s evaluation included controls at Group and division level, and transactional controls at significant locations across all of the Philips’ divisions. The scope also included relevant IT controls. Any deficiencies noted in design and operating effectiveness were not completely remedied were formally evaluated at year-end. The Board of Management’s report, including its conclusions, regarding the effectiveness of its internal control over US GAAP financial reporting, can be found in the chapter Group financial statements of this Annual Report.
Philips General Business Principles
The Philips General Business Principles (GBP) govern Philips’ business decisions and actions throughout the world, applying equally to corporate actions and the behavior of individual employees. They incorporate the fundamental principles within Philips for doing business. The intention of the GBP is to ensure compliance with laws and regulations, as well as with Philips’ norms and values.
The GBP are available in most of the local languages and are an integral part of the labor contracts in virtually all countries where Philips has business activities. Responsibility for compliance with the principles rests principally with the management of each business. Every country organization and each main production site has a compliance officer. Confirmation of compliance with the GBP is an integral part of the annual Statement on Business Controls that has to be issued by the management
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of each business unit. The GBP incorporate a whistleblower policy, standardized complaint reporting and a formal escalation procedure.
The global implementation of the One Philips Ethics Line ensures that alleged violations are registered and dealt with consistently within one company-wide system. In 2007, the French privacy authorities granted approval for the roll-out of the hotline in that country (completed in November). In Germany, the workers’ representation bodies also approved the introduction of a hotline. These approvals now ensure comprehensive company-wide implementation.
To drive the practical deployment of the GBP, a set of directives has been published, including a Supply Management Code of Ethics and a Financial Code of Ethics (www.philips.com/about/investor). In 2007, the updated version of the GBP Directives was approved and adopted, reflecting ongoing developments in codes of conduct and business integrity legislation. The main updates related to Philips’ endorsement of the UN Global Compact, policy on HIV/AIDS, health and safety policy, integrity and ethics in advertising, and in particular directives on the giving of gifts. To ensure compliance with the highest standards of transparency and accountability by all employees performing important financial functions, the Financial Code of Ethics contains, amongst other things, standards to promote honest and ethical conduct, and full, accurate and timely disclosure procedures to avoid conflicts of interest. The Company did not grant any waivers of the Financial Code of Ethics in 2007.
In order to publicize the updated GBP Directives, a global internal communications program was rolled out in the first half of 2007, with participation of the Board of Management and Group Management Committee and the respective Area and Country Management.
A company-wide toolkit has been developed and rolled out in 2007 for the compulsory registration of gifts to third parties to ensure full transparency in monitoring compliance with company standards.
To reinforce awareness of the need for compliance with the GBP, a web-based GBP training tool has been rolled out throughout the company in 22 different languages, covering more than 95% of the employees with on-line access.
The e-training program for (new) compliance officers (including complaint-handling procedures and dilemma training) was updated in 2007. Furthermore, 2007 saw the development and worldwide roll-out of a train-the-trainer program for compliance awareness. Two-day training sessions were held in Latin America, Asia Pacific and Europe, with the remaining sessions scheduled for the first quarter of 2008. This program provides for an annual refresher course.
Risk categories
Taking risks is an inherent part of entrepreneurial behavior. A structured risk management process encourages management to take risks in a controlled manner. Philips has a structured risk management process in place that recognizes different risk categories at Strategic, Market, Operational, Financial and Compliance level.
Strategic risks address threats and opportunities that influence Philips’ strategic ambitions. The Market risks cover the effect that changes in the market may have on Philips. Risks related to areas such as economic and political developments are likely to affect all market participants in a similar manner. Operational risks include adverse unexpected developments resulting from internal processes, people and systems, or from external events that are linked to the actual running of each business (examples are product creation and supply chain management). Within the area of Financial risks, Philips identifies risks related to Treasury, Pensions, Fiscal and Legal. Compliance risks cover unanticipated failures to enact appropriate policies and procedures.
Strategic risks
Failure to deliver the Philips strategy may negatively impact shareholder value.
Through its Vision 2010, Philips aims to achieve profitable growth. Philips’ inability to transform this vision into action and to meet the financial targets as planned, may cause its share price to drop.
End-user-driven innovation and identification of new sources of differentiation are important in realizing Philips’ profitable growth ambitions.
Philips’ longer-term success depends on, amongst other things, innovation based on end-user insight using technology as value enabler. Moreover, some of Philips’ divisions continue to face diminishing opportunities to differentiate on the basis of technical performance only. This makes the identification of new sources of both tangible and intangible differentiation essential.
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Concurrently, it is imperative to understand changes in patterns related to end-user needs and preferences, and to align differentiation initiatives and innovations with the brand promise of “sense and simplicity”. If Philips fails in this area, its growth ambitions may be hampered.
Acquisitions could expose Philips to integration risks and challenge management in continuing to reduce the complexity of the company.
Philips has recently completed and announced acquisitions, and may continue to do so in the future, exposing Philips to integration risks in areas such as sales and service force integration, logistics, regulatory compliance, information technology and finance. Integration difficulties and complexity may adversely impact the realization of an increased contribution from acquisitions. Furthermore, organizational simplification and resulting cost savings may be difficult to achieve.
The ability to secure and retain intellectual property rights for products, whilst maintaining overall competitiveness, is important.
Philips is dependent on its ability to obtain and retain licenses and other intellectual property (IP) rights covering its products and its design and manufacturing processes. The IP portfolio results from an extensive patenting process that could be influenced by, amongst other things, innovation. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. This is particularly important for Consumer Electronics where third-party licenses are important and a loss or impairment could negatively impact Philips’ results.
Philips’ ongoing investments in the “sense and simplicity” campaign, with a focus on simplifying the interaction with its customers, translating awareness into preference and improving its international brand recognition, could have less impact than anticipated.
Philips has made large investments in the reshaping of the Group into a more market-driven company focusing on delivering advanced and easy-to-use products and easy relationships with Philips for its customers. The brand promise of “sense and simplicity” is important for both external and internal development. If Philips fails to deliver on its “sense and simplicity” concept, its growth opportunities may be hampered.
Philips may be inflexible in adapting swiftly to changes in industry or market circumstances.
Paradigmatic shifts in the industry or market, like the transition from traditional lighting to energy-saving and LED lighting, may drastically change the business environment. If Philips is unable to recognize these changes in good time, or is too inflexible to rapidly adjust its business models, growth in ambitions and financial results could be affected.
Market risks
Philips’ overall performance in the coming years is dependent on realizing its growth ambitions in emerging markets.
Emerging markets are becoming increasingly important in the global market. Asia is an important production, sourcing and design center for Philips. Philips faces strong competition to attract the best talent in tight labor markets and intense competition from local Asian companies as well as other global players for market share in Asia. Philips needs to be part of the growth of emerging markets, invest in local talents, understand developments in end-user preferences and localize the portfolio in order to stay competitive. If Philips fails to achieve this, its growth ambition and financial results could be affected.
As Philips’ business is global, its operations are exposed to economic and political developments in countries across the world that could adversely impact its revenues and income.
The business environment is influenced by economic
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and political uncertainties that continue to affect the global economy and the international capital markets. Economic and political developments could have a material adverse effect on Philips’ operating results. For example, the crisis that began in the US financial markets in the second half of 2007 has negatively impacted consumer borrowing and spending, and has exposed the cyclical commercial construction sector on which growth in the luminaires industry is strongly dependent.
Philips is exposed to markets with high complexity, and is facing continued competition.
Philips continually faces competitive challenges such as speed of innovation, fast-moving market trends, rapid technological change, evolving standards, shortening product life cycles, the cyclical nature of certain sectors and price erosion. Earnings improvement is highly exposed to these increased competitive challenges, which requires margin management through measures such as price management, cost reduction and/or efficiency increase. One example is solid-state lighting and the fast-growing LED market. If Philips cannot quickly offset margin erosion by upgrading its offering via, for instance, innovation or differentiation, cost reduction and/or efficiency measures, operating results may be hampered.
Philips’ global presence exposes the company to regional and local regulatory rules which may interfere with the realization of business opportunities and investments in the countries in which Philips operates.
Philips has established subsidiaries in over 60 countries. These subsidiaries are exposed to changes in governmental regulations and unfavorable political developments, which may limit the realization of business opportunities or impair Philips’ local investments. An increased focus on medical and health care increases the exposure to highly regulated markets, where obtaining clearances or approvals for new products is of great importance, and the dependency on the funding available for healthcare systems. In addition, changes in reimbursement policies may affect spending on healthcare technology. For example, as evidenced during 2007, cuts in reimbursement for imaging services mandated under the US Deficit Reduction Act (DRA) may continue to have an adverse impact on spending in US out-of-hospital markets.
Philips is exposed to increased scrutiny of possible anti-competitive market practices.
Philips is facing increased scrutiny of possible anti-competitive market practices by national and European authorities, especially in product segments where Philips has significant market shares. For example, Philips and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions into possible anti-competitive activities in the Cathode-Ray Tubes, or CRT, industry and are engaged in litigation in this respect. Philips’ financial position and results could be materially affected by an adverse final outcome of these investigations and litigation, as well as any potential claims in this respect. Furthermore, increased scrutiny may hamper planned growth opportunities provided by potential acquisitions.
Operational risks
Integral customer management is important for maintaining a sustainable competitive advantage. A set-back in Global Key Account Management or Category Management could hamper expected growth and damage Philips’ image.
Philips’ commitment to “sense and simplicity” is not restricted to new products; it also covers the wide range of support facilities Philips offers to its customers. An example of this is the provision of category management solutions to key retailers for supporting consumers in their decision-making. A setback in the management of international key retail accounts could hamper growth and damage Philips’ reputation and brand image.
Failure to achieve improvements in Philips’ product creation process and/or increased speed in innovation-to-market may hamper Philips’ profitable growth ambitions.
Further improvements in Philips’ product creation process, ensuring timely delivery of new products at lower cost and upgrading of customer service levels to create sustainable competitive advantages, are important in realizing Philips’ profitable growth ambitions. The emergence of new low-cost players, particularly in Asia, further underlines the importance of improvements in the product creation process. In addition, if Philips fails to accelerate its innovation-to-market processes and fails to ensure that end-user insights are fully captured and translated into product creations that improve product mix and consequently contribution, it may face an erosion of its market share and competitiveness.
If Philips is unable to ensure effective supply chain management, it may be unable to sustain its competitiveness in its markets.
Philips is continuing the process of creating a leaner supply base with fewer suppliers, while maintaining dual sourcing strategies where possible. This strategy strongly
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supports close cooperation with suppliers to enhance, amongst others, time to market and quality. In addition, Philips is continuing its initiatives to reduce assets through outsourcing. These processes may result in increased dependency.
Due to the fact that Philips is dependent on its personnel for leadership and specialized skills, the loss of its ability to attract and retain such personnel would have an adverse effect on its business.
The retention of talented employees in sales and marketing, research and development, finance and general management, as well as of highly specialized technical personnel, especially in transferring technologies to low-cost countries, is critical to Philips’ success. The loss of specialized skills could also result in business interruptions.
Diversity in the IT landscape could result in ineffective or inefficient business management. IT outsourcing and off-shoring strategies could result in complexities in service delivery and contract management. Furthermore, we observe a global increase in IT security threats and higher levels of professionalism in computer crime, posing a risk to the confidentiality, availability and integrity of data and information.
Philips is engaged in a continuous drive to create a more open, standardized and, consequently, more cost-effective IT landscape. This is leading to an approach involving further outsourcing, offshoring, commoditization and ongoing reduction in the number of IT systems. The global increase in security threats and higher levels of professionalism in computer crime have raised our awareness of the importance of effective IT security measures, including proper identity management processes to protect against unauthorized systems access. The integration of new companies and successful outsourcing of business processes are highly dependent on secure and well controlled IT systems.
Warranty and product liability claims against Philips could cause Philips to incur significant costs and affect Philips’ results as well as its reputation and relationships with key customers.
Philips is from time to time subject to warranty and product liability claims with regard to product performance. Philips could incur product liability losses as a result of repair and replacement costs in response to customer complaints or in connection with the resolution of contemplated or actual legal proceedings relating to such claims. In addition to potential losses arising from claims and related legal proceedings, product liability claims could affect Philips’ reputation and its relationships with key customers, both customers for end products and customers that use Philips’ products in their production process. As a result, product liability claims could impact Philips’ financial position and results.
Financial risks
Philips is exposed to a variety of financial risks, including currency risk, interest rate risk, liquidity risk, equity price risk, commodity price risk, credit risk, country risk and other insurable risks which may impact Philips’ results.
Philips is a global company and as a direct result the financial results of the Group may be impacted through currency fluctuations. Furthermore, Philips is exposed to other movements in the financial markets in the form of interest rate risk, commodity price risk and also equity price risk as Philips holds minority stakes in a number of listed companies where market value currently exceeds the equity investment reported in the financial statements. A decline in the market value of these investments could result in a future impairment. Moreover, failure to further improve capital management may reduce investor, creditor and market confidence.
For further analysis, please refer to the section Treasury that begins on page 104 of this Annual Report.
Philips has deflned-beneflt pension plans in a number of countries. The funded status and the cost of maintaining these plans are influenced by financial market and demographic developments, creating volatility in Philips’ results.
The majority of employees in Europe and North America are covered by these plans. The accounting for deflned-beneflt pension plans requires management to determine discount rates, expected rates of compensation and expected returns on plan assets. Changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. A negative performance of the financial markets could have a material impact on funding requirements and net periodic pension costs and also affect the value of certain financial assets of the company.
For further analysis of pension-related exposure to changes in financial markets, please refer to the section Pensions that begins on page 109 of this Annual Report, and for quantitative and qualitative disclosure of pensions, please refer to note 20.
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Philips is exposed to a number of different tax uncertainties which could have a significant impact on local tax results. Philips is exposed to a number of different tax uncertainties which could result in double taxation, penalties and interest payments. These include, amongst others, transfer pricing uncertainties on internal cross-border deliveries of goods and services, tax uncertainties related to acquisitions and divestments, tax uncertainties related to the use of tax credits and permanent establishments, and tax uncertainties due to losses carried forward and tax credits carried forward. Those uncertainties may have a significant impact on local tax results.
For further details, please refer to the section Fiscal that begins on page 111 of this Annual Report.
Legal proceedings covering a range of matters are pending in various jurisdictions against Philips and its (former) group companies. Due to the uncertainty inherent in legal proceedings, it is difficult to predict the final outcome. Adverse outcomes might impact Philips’ financial position and results.
Philips, including a certain number of its (former) group companies, is involved in legal proceedings relating to such matters as competition issues, commercial transactions, product liability (including allegations of personal injury from alleged asbestos exposure), participations and environmental pollution. Since the ultimate disposition of asserted claims and proceedings, or the impact of any claims that may be asserted in the future, cannot be predicted with certainty, Philips’ financial position and results of operations could be affected by adverse outcomes.
Please refer to note 27 for additional disclosure relating to specific legal proceedings.
Compliance risks
Exposure to non-compliance with general business principles in emerging markets.
Corporate governance systems, including information structures and ethical standards, are less developed in emerging markets compared to mature markets. Realization of growth targets in emerging markets exposes Philips’ management to risk of non-compliance with general business principles. Examples include commission payments to third parties, remuneration payments to agents, distributors, commissioners and the like (‘Agents’), or the acceptance of gifts, which may be considered normal local business practice. For further details, please refer to the section Philips General Business Principles of the Risk Management chapter of this Annual Report.
Reliability of reporting, correctness of disclosures and safeguarding of assets.
The reliability of reporting is important in ensuring that management decisions for steering the businesses and managing both top-line and bottom-line growth are based on top-quality data. Flaws in internal control systems could adversely affect the financial position and results and hamper expected growth.
The correctness of disclosures provides investors and other market professionals with significant information for a better understanding of Philips’ businesses. Imperfections or lack of clarity in the disclosures could create market uncertainty regarding the reliability of the data presented and may have a negative impact on the Philips share price.
Compliance procedures have been adopted by management to ensure that the use of resources is consistent with laws, regulations and policies, and that resources are safeguarded against waste, loss and misuse. Ineffective compliance procedures relating to the safeguarding of assets could have an adverse effect on the financial results.
Non-compliance with data privacy and product security laws
Philips’ brand image and reputation will be adversely impacted by non-compliance with the various (patient) data privacy and (medical) product security laws. Privacy and product security issues may arise with respect to remote access or monitoring of patient data or loss of data on customers’ systems.
Details of financial risks
This section provides further details of the financial risks, which are categorized along the lines of the corporate processes Treasury, Pensions, Fiscal and Legal.
Treasury
Philips is, as mentioned before, exposed to several types of financial risk. This section further analyzes financial risks. Philips does not purchase or hold derivative instruments for speculative purposes. Information regarding financial instruments is included in note 36 and note 69 of the notes to the financial statements.
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This Treasury section up to “Other insurable risks” forms an integral part of the IFRS financial statements.
Currency risk
Currency fluctuations may impact Philips’ financial results.
Philips is exposed to currency risk in the following areas:
•	Transaction exposures, such as forecasted sales and purchases and on-balance-sheet receivables/payables resulting from such transactions;

•	Translation exposure of net income in foreign entities;

•	Translation exposure of foreign-currency intercompany and external debt and deposits;

•	Translation exposure of equity invested in consolidated foreign entities;

•	Exposure to equity interests in non-functional-currency equity-accounted investees and available-for-sale investments.
It is Philips’ policy that significant transaction exposures are hedged by the businesses. Accordingly, all businesses are required to identify and measure their exposures resulting from material transactions denominated in currencies other than their own functional-currency. Philips’ policy generally requires committed foreign currency exposures to be fully hedged using forwards. Anticipated transactions may be hedged using forwards or options or a combination thereof. The hedge tenor varies per business and is a function of the ability to forecast cash flows and the way in which the businesses can adapt to changed levels of foreign-currency exchange rates. As a result, hedging activities may not eliminate all currency risks for these transaction exposures. Generally, the maximum tenor of these hedges is 18 months.
The following table outlines the estimated nominal value in millions of euros for transaction exposure and related hedges for Philips most significant currency exposures as of December 31, 2007:
Estimated transaction exposure and related hedges
in millions of euros

	maturity 0-60 days		maturity over 60 days
	exposure	hedges	exposure	hedges
Hedges of receivable
USD vs EUR	425	(379)	1,615	(1,014)
JPY vs EUR	32	(31)	118	(101)
GBP vs EUR	83	(81)	105	(72)
PLN vs EUR	56	(53)	110	(69)
EUR vs SEK	33	(33)	33	(21)
USD vs AED	8	(5)	61	(31)
EUR vs USD	155	(138)	606	(127)

Hedges of payables
USD vs CAD	(20)	18	(52)	40
PLN vs EUR	(49)	38	(285)	163
USD vs EUR	(696)	649	(1,477)	969
EUR vs GBP	(18)	16	(77)	67
MYR vs USD	(12)	8	(51)	26
MXN vs USD	(19)	15	(67)	36
EUR vs SEK	(48)	48	(81)	49
The first currency displayed is the exposure that is being hedged followed by the functional currency of the hedging entity.
The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under cost of sales. Hedges related to forecasted transactions are accounted for as cash flow hedges.
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The results from such hedges are deferred in other comprehensive income within equity. Currently, a gain of EUR 29 million is deferred in equity as a result of these hedges. The result deferred in equity will mostly be released to earnings during 2008 at the time when the related hedged transactions affect the income statement. During 2007, a net gain of EUR 4 million was recorded in the income statement as a result of ineffectiveness of transaction hedges.
The total net fair value of hedges related to transaction exposure as of December 31, 2007 was an unrealized gain of EUR 19 million. The most significant transaction exposures relate to the US dollar and the pound sterling. An instantaneous 10% increase in the value of the euro against all currencies would lead to a decrease in the value of the derivatives of EUR 13 million, including a EUR 45 million decrease related to deals of the euro against the US dollar offset by a EUR 19 million increase due to deals of the euro against the pound sterling. The net change in value in other derivatives would be an increase of EUR 13 million with the most significant other currency pair being the euro against Japanese yen for an amount of EUR 10 million.
The change in fair value of the hedges of transactions in the case of a 10% appreciation in the euro for deals of the euro against the US dollar and the euro against the pound sterling can be further broken down as follows:
Sensitivity to a 10% increase in euro versus USD
in millions of euros

	maturity 0-12	maturity > 12
	months	months
Change in fair value of forwards	(49)	2
Change in fair value of options	2	0
Sensitivity to a 10% increase in euro versus GBP
in millions of euros

	maturity 0-12	maturity > 12
	months	months
Change in fair value of forwards	18	1
Philips does not hedge the translation exposure of net income in foreign entities.
Foreign exchange exposure also arises as a result of inter-company loans and deposits. Where the Company enters into such arrangements the financing is generally provided in the functional currency of the subsidiary entity. The currency of the Company’s external funding and liquid assets is matched with the required financing of subsidiaries either directly by external foreign currency loans and deposits, or synthetically by using foreign exchange derivatives. In certain cases where group companies may also have external foreign currency debt or liquid assets, these exposures are also hedged through the use of foreign exchange derivatives. Changes in the fair value of hedges related to this translation exposure are recognized within financial income and expenses in the income statement and are largely offset by the revaluation of the hedged items. The total net fair value of these derivatives as of December 31, 2007, was an unrealized gain of EUR 89 million. An instantaneous 10% increase in the value of the euro against all currencies would lead to an increase in the value of the derivatives of EUR 348 million, including a EUR 192 million increase due to the US dollar and a EUR 163 million increase due to the pound sterling.
Translation exposure of equity invested in consolidated foreign entities is partially hedged. If a hedge is entered into, it is accounted for as a net investment hedge. As at December 31, 2007, the total fair value of derivatives accounted for as net investment hedges was EUR 12 million. An instantaneous 10% increase in the value of the euro against all currencies would lead to an increase in the value of these derivatives of EUR 24 million. During 2007, Philips recorded a gain of EUR 23 million in other comprehensive income under currency translation differences as a result of net investment hedges.
Philips does not currently hedge the foreign exchange exposure arising from equity interests in non functional currency equity-accounted investees and available-for-sale financial assets.
Interest rate risk
Philips has significant outstanding debt, which creates an inherent interest rate risk. Failure to effectively hedge this risk could negatively impact financial results. At year-end, Philips held EUR 8,769 million in cash and cash equivalents and had total long-term debt of EUR 1,212 million and total short-term debt of EUR 2,345 million. At December 31, 2007, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 34%, compared to 74% one year earlier. Philips partially hedges the interest-rate risk inherent in the external debt. As of year-end 2007, the company had six USD interest rate swaps outstanding, on which the company receives fixed interest and pays floating interest on the equivalent of
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EUR 347 million. Fair value hedge accounting is applied to these interest rate swaps. Including the effect of the interest rate swaps the ratio of fixed long-term debt to total outstanding debt as at December 31, 2007, is 24%, compared to 64% one year earlier. Total short-term debt includes three bonds for a total book value of EUR 1,692 million of which EUR 130 million is due to mature in February 2008, while the remaining balance of EUR 1,562 million matures in May 2008.
Certain past interest rate hedges related to bonds were unwound during 2004. The fair value adjustments to the bonds are amortized to the income statement based on the recalculated effective yield. In 2007, a gain of EUR 5 million was released to the income statement.
As of December 31, 2007, the majority of debt consisted of bonds.
A sensitivity analysis shows that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2007, with all other variables (including foreign exchange rates) held constant, the fair value of the long-term debt would increase by approximately EUR 63 million. This change would be partially offset by the change in fair value of the interest rate swaps, which would increase by EUR 38 million. If there was an increase of 1% in long-term interest rates, this would reduce the market value of the long-term debt by approximately EUR 63 million. This change would be partially offset by the change in fair value of the interest rate swaps, which would decrease by EUR 33 million.
If interest rates were to increase instantaneously by 1% from their level of December 31, 2007, with all other variables held constant, the annualized net interest expense would decrease by approximately EUR 54 million due to Philips significant cash position. This impact is based on the outstanding net cash position at December 31, 2007.
Liquidity risk
The rating of the Company’s debt by major rating services may improve or deteriorate. As a result, Philips’ borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group, including EUR 8,769 million in cash and cash equivalents, a USD 2,500 million Commercial Paper Program, and a USD 2,500 million committed revolving facility that could serve as back-up for short-term financing requirements that would normally be satisfied through the Commercial Paper Program and EUR 4,464 million of investments in its main available-for-sale securities and listed equity-accounted investees at market value at December 31, 2007. The Company has a lock-up period associated with the sale of shares in TPV Technology that expires in September 2008 and a further lock up period associated with the sale of shares in LG.Philips LCD that expired in January 2008.
Equity price risk
Philips is a shareholder in several publicly listed companies including TSMC, LG.Philips LCD and TPV Technology Ltd. As a result, Philips is exposed to potential financial loss through movements in the share prices. The aggregate equity price exposure of publicly listed investments in its main available-for-sale securities, trading securities and listed equity-accounted investees amounted to approximately EUR 4,464 million at year end 2007 (2006: EUR 9,524 million including shares that were sold during 2007). Philips also holds options on the shares of TPV through a convertible bond issued to Philips in September 2005, the face value of the bond being the USD equivalent of EUR 143 million and the fair value of the option at year-end EUR 47 million. Philips does not hold derivatives in its own stock or in the above-mentioned listed companies except for the embedded derivatives in the convertible bond already mentioned.
Commodity price risk
Philips is a purchaser of certain base metals, precious metals and energy. Philips hedges certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. The commodity price derivatives that Philips enters into are concluded as cash flow hedges to offset forecasted purchases. Currently, a loss of EUR 1 million is deferred in equity as a result of these hedges. A 10% increase in the market price of all commodities as at December 31, 2007, would increase the fair value of the derivatives by EUR 4 million.
Credit risk
Credit risk represents the loss that would be recognized at the reporting date if counterparties failed completely to perform their payment obligations as contracted. Credit risk is present within Philips trade receivables. To reduce exposure to credit risk, Philips performs ongoing evaluations of the financial condition of its customers and adjusts payment terms and credit limits when appropriate.
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Philips invests available cash and cash equivalents with various financial institutions and is exposed to credit risk with these counterparties. Philips is also exposed to credit risks in the event of non-performance by counterparties with respect to financial derivative instruments.
Philips actively manages concentration risk and on a daily basis measures the potential loss under certain stress scenarios, should a financial counterparty default. These worst-case scenario losses are monitored and limited by the company. As of December 31, 2007 Philips had credit risk exceeding EUR 25 million with the following number of counterparties:
Credit risk with number of counterparties

	25-100	100-500	500-2,000
	million	million	million
AAA-rated governments	1	2	2
AAA-rated government banks	1	—	2
AAA-rated bank counterparties	—	—	1
AA-rated bank counterparties	5	2	—
A rated bank counterparties	2	—	—
The company does not enter into any financial derivative instruments to protect against default by financial counterparties. However, where possible the company requires all financial counterparties with whom it deals in derivative transactions to complete legally enforceable netting agreements under an International Swap Dealers Association master agreement or otherwise prior to trading, and whenever possible, to have a strong credit rating from Standard & Poor’s and Mood’s Investor Services. Philips also regularly monitors the development of credit default swap prices of its financial counterparties. Wherever possible, cash is invested and financial transactions are concluded with financial institutions with strong credit ratings or with governments or government-backed institutions. As at December 31, 2007, Philips expects no impact as a result of the sub-prime mortgage crisis.
Country risk
Philips is exposed to country risk by the very nature of running a global business. Country risk is the risk that political, legal, or economic developments in a single country could adversely impact our performance. The country risk per country is defined as the sum of the equity of all subsidiaries and associated companies in country cross-border transactions, such as intercompany loans, guarantees (unless country risk is explicitly excluded in the guarantee), accounts receivable from third parties and intercompany accounts receivable. The country risk is monitored on a regular basis.
As of December 31, 2007, the Company had country risk exposure in the Netherlands of EUR 13 billion and in the United States of EUR 6 billion. Other countries exceeding EUR 1 billion but less than EUR 5 billion included Belgium, China (including Hong Kong), South Korea and Taiwan. Countries where the risk exceeded EUR 200 million included Austria, France, Italy, Japan, Malaysia, Poland, Spain, Switzerland and the United Kingdom. The degree of risk of a country is taken into account when new investments are considered. The Company does not, however, use financial derivative instruments to hedge country risk.
Other insurable risks
Philips is covered for a range of different kinds of losses by global insurance policies in the areas of property damage, business interruption, general and products liability, transport, directors’ and officers’ liability, employment practice liability, fraud, and aviation product liability.
To lower exposures and to avoid potential losses, Philips has a worldwide Risk Engineering program in place. The main focus in this program is on property damage and business interruption risks, which also include interdependencies. Philips sites, and also a limited number of sites of key suppliers, are inspected on a regular basis by the Risk Engineering personnel of the insurer. Inspections are carried out against predefined Risk Engineering standards which are agreed between Philips and the insurers. Recommendations are made in a Risk Management report and are reviewed centrally. This is the basis for decision-making by the local management of the business as to which recommendations will be implemented. For all policies, deductibles are in place, which vary from EUR 250,000 to EUR 500,000 per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above this first layer of working deductibles, Philips operates its own re-insurance captive, which during 2007 retained EUR 2.5 million per occurrence for the property damage and business interruption losses and EUR 5 million in the aggregate per year. For general and product liability claims, the captive retained EUR 1.5 million per claim and EUR 6 million in the aggregate. New contracts were signed on December 31, 2007 for the coming year, whereby the reinsurance captive retentions remained unchanged.
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Fair value measurement
The company calculates the fair value of derivatives and sensitivities based on observed liquid market quotations. Where the instrument is not directly observable, the valuation techniques used are qualified and benchmarked regularly with industry.
Pensions
This section further analyzes the pension exposure and possible risks thereof.
Pension-related exposure to changes in financial markets.
With pension obligations in more than forty countries, Philips has devoted considerable attention and resources to ensuring disclosure, awareness and control of the resulting exposures.
Depending on the investment policies of the respective pension funds, developments in financial markets may have significant effects on the funded status and the net periodic pension cost (NPPC) of Philips’ pension plans. To monitor this exposure to investment risk, Philips uses a “Global Risk Reward Model”. The model, which covers approximately 95% of the company’s total pension liabilities and contains separate modules for the Netherlands, the UK, the US and Germany, allows stochastic simulations of the pension accounting figures.
The dispersion of the outcomes of these simulations around their average (or expected) values provides an indication of Philips’ risk exposure. The bar charts below show the maximum deviations from the expected Funded Status as per year-end 2007 and year-end 2008 and the expected NPPC for 2008 and 2009, respectively, if the 5% worst possible outcomes are excluded. These “Funded-Status-at-risk” and “NPPC-at-risk” measures are based on the plan assets and liabilities and the bond and equity market valuations on December 31, 2006 and December 31,2007 respectively, and may therefore be seen as indicators of the funding and NPPC risks on these same dates.
The bar charts also show the impact of model updates and changes in economic assumptions to account for recent developments in financial markets and benefit from new modeling techniques. Their impact may be seen by comparing the first and the second bars in each of the charts below. The most important effects are increased estimates of interest rate risk, lower estimated equity risk and increased estimates of inflation risk. These effects are, however, more than offset by an increased diversification between regions and an increased correlation between interest rates and inflation.
The impact of plan changes, changes in investment policy and changes in financial market conditions during 2007 may be seen by comparing the second and the third bars in the graphs below. The differences between those bars are largely attributable to changes to the investment portfolio of the Dutch pension fund, which reduced its equity and real estate allocations in the last few months of the year. The proceeds of these changes were used to increase the fixed income allocation and reduce interest rate risk. The changes to the fund’s investment portfolio were the first steps towards implementation of a change in its investment strategy. The remaining steps towards implementation are planned to be made in 2008.
The US plan has also changed its investment strategy. The change entails decreases in equity and interest rate risk. Some first steps towards implementation of this new strategy were made in 2007 and additional steps are planned to be made in 2008. The impact of the additional steps by the Dutch and the US pension funds towards full implementation of their revised strategies may be seen by comparing the third and the fourth bars in the graphs below.
The composition of the respective bars shows how funding risk may be attributed to economic factors (interest rate risk, equity risk, inflation risk and foreign exchange risk) and country factors (risk exposures in the Netherlands, the US, the UK and Germany). Because of the less than 100% (or even negative) correlation between the different economic and/or country factors, the total risk may well be lower than the sum of the underlying factors. This is called the diversification effect, which is also shown in the graphs.
Funded status
The model update and the changes in economic assumptions referred to above have caused an increase in the estimated total contribution of the respective risk factors to the overall Funded-Status-at-Risk. However, as this is more than offset by an increased diversification effect, the net impact has been a decrease in the estimated Funded-Status-at-Risk. The Funded Status-at-Risk has also decreased as a result of the aforementioned changes in the investment portfolio of the Dutch pension fund. The additional changes in
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investment policy, planned in the Netherlands and the US, to fully implement their new investment strategies will lead to a further reduction in Funded-Status-at-Risk.
Equity risk is the major source of risk to the Funded Status. It results from the relatively large allocation to equities in the US and the large absolute exposure to equities in the Dutch pension fund, even after the reduction in its equity allocation in the last few months of 2007. The contribution of interest rate risk results from the interest rate mismatches between assets and liabilities in the Netherlands, the US and Germany. Although interest rate risk in the Netherlands was reduced in the last few months of 2007, the Dutch pension fund still contributes most to interest rate risk. This will change as a result of the planned investment changes in 2008. Following these changes, the remaining exposure in the US will be the dominant contribution to interest rate risk. The Dutch pension fund contributes most to inflation risk, due to its size and indexation policy. Foreign exchange risk contributes relatively little to the Funded-Status-at-risk. The diversification effect is largely attributable to the positive correlation between inflation and interest rates and the negative correlation between bonds and equities.
The country decomposition shows that the Dutch pension fund contributes most to the Funded-Status-at-risk. Although its equity and real estate allocations were reduced in 2007, while its fixed income allocation was increased, the fund’s remaining exposure to equity markets is still significant. This, combined with the size of the fund, explains the major part of its contribution to total risk.
NPPC
The aforementioned model update and the simultaneous changes in economic assumptions have increased the estimated NPPC-at-risk. It has not changed much as a result of the changed asset allocation. Nor is it expected to change much as a result of the additional changes planned for 2008. A lower Funded-Status-at-Risk does not necessarily lead to a lower NPPC-at-Risk.
The country decomposition shows that the Dutch pension fund contributes most to NPPC-at-risk. This is attributable to its size and its exposure to equities.
In summary, the estimated Funded-Status-at-risk decreased in 2007. NPPC-at-risk, on the other hand, has hardly changed. The lower Funded-Status-at-risk is attributable to the reduced asset-liability mismatch of the Dutch pension fund. The Dutch pension fund still contributes most to the risk statistics, due to its size and its exposure to equities. Some further risk reduction may be expected from the additional portfolio changes in the Netherlands and the US to fully implement their new investment strategies.
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Fiscal
Philips is, as mentioned before, exposed to fiscal uncertainties. This section further describes this exposure.
Transfer pricing uncertainties
Philips has issued transfer pricing directives, which are in accordance with guidelines of the Organization of Economic Co-operation and Development. As transfer pricing has a cross-border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country. In order to mitigate the transfer pricing uncertainties, audits are executed on a regular basis to safeguard the correct implementation of the transfer pricing directives.
Tax uncertainties on general service agreements and specific allocation contracts
Due to the centralization of certain activities in a limited number of countries (such as research and development costs, centralized costs for IT, and costs for corporate functions and head office), costs are also centralized. As a consequence, for tax reasons these costs and / or revenues must be allocated to the beneficiaries, i.e. the various Philips entities. For that purpose, apart from specific allocation contracts for costs and revenues, general service agreements (GSAs) are signed with a large number of entities. Tax authorities review the implementation of GSAs, often auditing on benefit test for a particular country or the use of tax credits attached to GSAs and royalty payments, and may reject the implemented procedures. Furthermore, buy in/out situations in the case of (de)mergers could affect the tax allocation of GSAs between countries. The same applies to the specific allocation contracts.
Tax uncertainties due to disentanglements and acquisitions
When a subsidiary of Philips is disentangled, or a new company is acquired, related tax uncertainties arise. Philips creates merger and acquisition (M&A) teams for these disentanglements or acquisitions. These teams consist of specialists from various corporate functions and are formed, amongst other things, to identify hidden tax uncertainties that could subsequently surface when companies are acquired and to avoid tax claims related to disentangled entities. These tax uncertainties are investigated and assessed to mitigate tax uncertainties in the future as much as possible. Several tax uncertainties may surface from M&A activities. Examples of uncertainties are: applicability of the participation exemption, allocation issues, and non-deductibility of parts of the purchase price.
Tax uncertainties due to permanent establishments
In countries where Philips starts new operations, the issue of permanent establishment may arise. This is due to the fact that when operations in new countries are led from other countries, there is a risk that tax claims will arise in the new country as well as in the initial country. Philips assesses these uncertainties before the new activities are started in a particular country.
Tax uncertainties of losses carried forward and tax credits carried forward
The value of the losses carried forward is not only a matter of having sufficient profits available within the loss-carried forward period, but also a matter of sufficient profits within the foreseeable future in the case of losses carried forward with an indefinite carryforward period. Valuation allowances of deferred tax asset positions are in place where considered necessary.
Legal
Please refer to note 27 for additional disclosure relating to specific legal proceedings.
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Our leadership
The executive management of Philips is entrusted to its Board of Management under the supervision of the Supervisory Board. The Group Management Committee is the highest consultative body within Philips. This chapter presents the Board of Management, the Group Management Committee and the Supervisory Board as of December 31, 2007.
From left to right Gottfried Dutiné, Rudy Provoost, Pierre-Jean Sivignon, Theo van Deursen, Gerard Kleisterlee, Steve Rusckowski, Andrea Ragnetti
Gottfried Dutiné
1952, German
Executive Vice-President
Member of the Board of Management since April 2002 and member of the Group Management Committee since February 2002
Corporate responsibilities: Areas and Countries, Government Relations, Strategic Initiatives, Emerging Markets, Business KAM Board
Pierre-Jean Sivignon
1956, French
Executive Vice-President and Chief Financial Officer (CFO)
CFO and member of the Board of Management and the Group Management Committee since June 2005
Corporate responsibilities: Control, Treasury, Fiscal, Mergers & Acquisitions, Investor Relations, Information Technology, Pensions, Real Estate, Corporate Investments, Supply Management
Rudy Provoost
1959, Belgian
Executive Vice-President
Member of the Board of Management since April 2006, member of the Group Management Committee since August 2003 and CEO of the Consumer Electronics division since 2004
Corporate responsibilities: Consumer Electronics, International Retail Board Management, LG.Philips LCD
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“What we have changed in the way we approach our leadership is first of all that we have required everyone to look beyond the boundaries of his or her own activity.
“Second, we have tried to create a culture where people are encouraged to take calculated risks, and where failure is not something never permitted. Failure is part of learning.
“We have also tried to move away from big single initiatives to smaller experimental initiatives.
“There is no one big bang that is suddenly going to get us into growth mode. Each of our leaders has to work on several initiatives. Some will fail and some will succeed. You nurture the ones that promise to be successful.”
Gerard Kleisterlee speaking to Peter Lorange,
president of IMD, in European Business Forum, spring 2007
Gerard Kleisterlee
1946, Dutch
President/Chief Executive Officer (CEO) and Chairman of the Board of Management and the Group Management Committee
President/CEO and Chairman of the Board of Management since April 2001, member of the Board of Management since April 2000 and member of the Group Management Committee since January 1999
Corporate responsibilities: Communications, Internal Audit, Legal, Human Resources Management, Strategy, Technology Management, Consumer Healthcare Solutions
Steve Rusckowski
1957, American
Executive Vice-President
Member of the Board of Management since April 2007 and CEO of Philips Medical Systems since November 2006
Corporate responsibilities: Medical Systems, Healthcare New Business Development Board
Theo van Deursen
1946, Dutch
Executive Vice-President
Member of the Board of Management since April 2006, member of the Group Management Committee since April 2003 and CEO of the Lighting division since 2003
Corporate responsibilities: Lighting, Quality Policy Board, Technology New Business Development Board
Andrea Ragnetti
1960, Italian
Executive Vice-President
Member of the Board of Management since April 2006, member of the Group Management Committee since January 2003, Chief Marketing Officer since 2003 and CEO of the Domestic Appliances and Personal Care division since 2005
Corporate responsibilities: Domestic Appliances and Personal Care, Global Marketing Management, Design, Lifestyle New Business Development Board
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Board of Management
The Board of Management operates under the chairmanship of the President/Chief Executive Officer. The members of the Board of Management have collective powers and responsibilities. They share responsibility for the management of Koninklijke Philips Electronics N.V. (the ‘Company’), the deployment of its strategy and policies, and the achievement of its objectives and results. The Board of Management has, for practical purposes, adopted a division of responsibilities reflecting the functional and business areas monitored and reviewed by the individual members. According to the Company’s corporate objectives and Dutch law, the Board of Management is guided by the interests of the Company and its affiliated enterprises within the Group, taking into consideration the interests of the Company’s stakeholders, and is accountable for the performance of its assignment to the Supervisory Board and the General Meeting of Shareholders. The Rules of Procedure of the Board of Management are published on the Company’s website (www.philips.com/investor).
In connection with the creation of the sectors Healthcare, Lighting and Consumer Lifestyle as of January 1, 2008, Steve Rusckowski became CEO of Healthcare as per January 1, 2008. With effect from the same date, Rudy Provoost, CEO of the Consumer Electronics division, has moved to the Lighting sector, transitioning to take over as CEO from Theo van Deursen, who will retire on April 1, 2008. Andrea Ragnetti, CEO of DAP, became CEO of the Consumer Lifestyle sector from January 1, 2008.
Corporate governance
A full description of the Company’s corporate governance structure is published in the chapter Corporate governance of this Annual Report.

*	Member of the Audit Committee

**	Member of the Remuneration Committee

***	Member of the Corporate Governance and Nomination & Selection Committee
Group Management Committee
The Group Management Committee consists of the members of the Board of Management and certain key officers. Members other than members of the Board of Management are appointed by the Supervisory Board. The task of the Group Management Committee, the highest consultative body within Philips, is to ensure that business issues and practices are shared across Philips and to implement common policies.
Daniel Hartert
1958, German
Member of the GMC since August 2003 and CEO Imaging Systems business since September 2007
Corporate responsibilities: Imaging Systems business
Barbara Kux
1954, Swiss
Member of the GMC since October 2003 and Chief Procurement Officer since 2003
Corporate responsibilities: Supply Management, Sustainability
Rick Harwig
1949, Dutch
Member of the GMC and Chief Technology Officer since April 2006
Corporate responsibilities: Technology Management, Research, Applied Technologies, Incubators, Intellectual Property & Standards, Molecular Diagnostics, PIC Bangalore
Hayko Kroese
1955, Dutch
Member of the GMC since February 2007; responsible for Human Resources Management since 2007
Corporate responsibilities: Human Resources Management
Gerard Ruizendaal
1958, Dutch
Member of the GMC since February 2007, Head of Control since October 2001 and Chief Strategy Officer since May 2005
Corporate responsibilities: Strategy and Control
Eric Coutinho
1951, Dutch
Member of the GMC since February 2007, Secretary to the Board of Management and Chief Legal Officer since May 2006
Corporate responsibilities: Legal, Company Secretary, Company Manual, General Business Principles
Maarten de Vries
1962, Dutch
Member of the GMC and Chief Information Officer since September 2007
Corporate responsibilities: Information Technology
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Supervisory Board
The Supervisory Board supervises the policies of the executive management (the Board of Management) and the general course of affairs of Philips and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate and independent body from the Board of Management. The Rules of Procedure of the Supervisory Board are published on the Company’s website.
Mr de Kleuver who joined the Supervisory Board in 1998, and has been Chairman since 2005, has expressed his wish to relinquish his position as a member of the Supervisory Board as from the closing of the 2008 Annual General Meeting of Shareholders. The Supervisory Board has appointed Mr Hessels as its Chairman as from the closing of the 2008 Annual General Meeting of Shareholders.
W. de Kleuver
1936, Dutch*****
Chairman
Member of the Supervisory Board since 1998; third term expires in 2010
Former Executive Vice-President of Royal Philips Electronics
L. Schweitzer
1942, French***
Vice-Chairman and Secretary
Member of the Supervisory Board since 1997; third term expires in 2009
Former CEO of Renault and Renault-Nissan BV. Chairman of the Board of Renault and AstraZeneca, Non-executive director of BNP Paribas, Electricité de France, Veolia Environnement, Volvo AB and L’Oréal
Sir Richard Greenbury
1936, British**
Member of the Supervisory Board since 1998; third term expires in 2010
Former Chairman and CEO of Marks & Spencer and former Director of Lloyds TSB, British Gas, ICI, Zeneca and Electronics Boutique Plc.
J-M. Hessels
1942, Dutch*
Member of the Supervisory Board since 1999; third term expires in 2011
Former CEO of Royal Vendex KBB and currently Chairman of the Board of NYSE Euronext Inc, member of the Supervisory Boards of Heineken and Fortis and member of the International Advisory Board of Blackstone Group
Prof. K.A.L.M. van Miert
1942, Belgian*
Member of the Supervisory Board since 2000; second term expires in 2008
Former Vice-President of the European Commission and former President of Nyenrode University, member of the Supervisory Boards of RWE, Agfa Gevaert, De Persgroep, Munich Re, Anglo American, Vivendi Universal, Sibelco and Solvay and member of the Advisory Board of Goldman Sachs, Uni-Credto and FITCH
C.J.A. van Lede
1942, Dutch**
Member of the Supervisory Board since 2003; second term expires in 2011
Former Chairman of the Board of Management of Akzo Nobel and currently Chairman of the Supervisor Board of Heineken, temporary member of the Supervisory Board of Stork, non-executive member of the Boards of AirFrance/KLM, Sara Lee Corporation, Air Liquide, Chairman of the Board of Directors of INSEAD and Senior Advisor JP Morgan Plc
J.M. Thompson
1942, Canadian*****
Member of the Supervisory Board since 2003; second term expires in 2011
Former Vice-Chairman of the Board of Directors of IBM, and director of Hertz and Robert Mondavi; currently Chairman of the Board of Toronto Dominion Bank and a Director of Thomson Corporation
E. Kist
1944, Dutch*
Member of the Supervisory Board since 2004; first term expires in 2008
Former Chairman of the Executive Board of ING Group and currently member of the Supervisory Boards of the Dutch Central Bank, DSM, Moody’s Investor Service and Stage Entertainment
Wong Ngit Liong
1941, Singaporean
Member of the Supervisory Board since 2005; first term expires in 2009
Chairman and CEO of the Venture Group of companies. Also a board member of DBS Bank and DBS Group Holdings Ltd, Chairman of the National University of Singapore Board of Trustee, and a member of the Research Innovation and Enterprise Council
J.J. Schiro
1946, American*
Member of the Supervisory Board since 2005; first term expires in 2009
CEO of Zurich Financial Services and Chairman of the Group Management Board. Also serves on various boards of private and listed companies including PepsiCo as Chairman of the Audit Committee and member of the Supervisory Board, Chairman of the Swiss American Chamber of Commerce
H. von Prondzynski
1949, German
Member of the Supervisory Board since 2007; first term expires in 2011
Former member of the Corporate Executive Committee of the F. Hofmann-La Roche Group and former CEO of the Division Diagnostics Roche and currently member of the Supervisory Board of Qiagen
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Report of the Supervisory Board
General
The supervision of the policies and actions of the executive management (the ‘Board of Management’) of Koninklijke Philips Electronics N.V. (the ‘Company’) is entrusted to the Supervisory Board, which, in the two-tier corporate structure under Dutch law, is a separate body and fully independent of the Board of Management. This independence is also reflected in the requirement that members of the Supervisory Board be neither a member of the Board of Management nor an employee of the Company. The Supervisory Board considers all its members to be independent under the applicable US standards and pursuant to the Dutch Corporate Governance Code of December 9, 2003 (the ‘Dutch Corporate Governance Code’). The Supervisory Board, acting in the interests of the Company and the Philips Group, supervises and advises the Board of Management in performing its management tasks and setting the direction of the Philips Group’s business. It is empowered to recommend to the General Meeting of Shareholders persons to be appointed as members of the Supervisory Board or the Board of Management. Major management decisions, including the Philips Group strategy, require the approval of the Supervisory Board. The Supervisory Board further supervises the structure and management of systems of internal business controls and the financial reporting process. It determines the remuneration of the individual members of the Board of Management within the remuneration policy adopted by the General Meeting of Shareholders. While retaining overall responsibility, the Supervisory Board assigns certain of its tasks to three permanent committees: the Corporate Governance and Nomination & Selection Committee, the Remuneration Committee and the Audit Committee. The separate reports of these committees are part of this report and are published below. As in previous years, Philips addresses its overall corporate governance structure in the chapter Corporate governance that begins on page 250 of this Annual Report
Meetings and activities of the Supervisory Board
The Supervisory Board met 10 times in the course of 2007, including meetings by telephone conference; none of its members who were in office during the full year were frequently absent in these meetings. The members of the Board of Management were present at the meetings of the Supervisory Board except when they discussed the composition and functioning of the Board of Management and the Group Management Committee, as well as the remuneration and performance of individual members of the Board of Management and the Group Management Committee. Extensive evaluation of the functioning of the Supervisory Board and its members has taken place, resulting in several suggestions, which will be given further consideration. Furthermore, the training program for members of the Supervisory Board was continued and members of the Supervisory Board visited (head) offices of four divisions to further familiarize themselves with the business and the respective management teams. The Supervisory Board also spent two days in Shanghai where it discussed the Philips business in China and visited, amongst other locations, a lighting factory, shops where Philips products are sold and the Philips research center. An evaluation of the Board of Management and its members has also taken place, resulting in several suggestions. In addition to the scheduled meetings, the Chairman and other members of the Supervisory Board had regular contact with the President/Chief Executive Officer and other members of the Board of Management as well as senior executives of the Company throughout the year.
During the year the Supervisory Board again devoted considerable time to discussing the Company’s strategy. In particular the integration of CE and DAP into the Consumer Lifestyle Sector and the growth targets for 2010 (Vision 2010) were discussed extensively.
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98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
The Supervisory Board also discussed the capital structure of the Philips Group and approved the share repurchase program announced in 2007 as well as the sale of part of the Company’s shares in TSMC and LG. Philips LCD. The Supervisory Board also evaluated opportunities for acquisitions and partnerships and approved several acquisitions, such as Color Kinetics, Genlyte and Respironics.
Other discussion topics included:
•	financial performance of the Philips Group and the divisions

•	status of merger and acquisition projects

•	management agenda Board of Management

•	remuneration policy

•	management development and succession planning

•	geographic performance and growth opportunities in Emerging Markets

•	the Philips Group’s annual budget 2008 and significant capital expenditures

•	the situation at Philips Pension Fund in The Netherlands

•	the investigations into possible anticompetitive activities in the CRT industry.
Composition and remuneration of the Supervisory Board
The Supervisory Board aims for an appropriate combination of knowledge and experience among its members in relation to the global and multi-product character of the Company’s businesses. Consequently the Supervisory Board aims for an appropriate level of experience in marketing, technological, manufacturing, financial, economic, social and legal aspects of international business and government and public administration. The Supervisory Board further aims to have available appropriate experience within Philips by having one former Philips executive as a member. Members are appointed for fixed terms of four years and may be re-appointed for two additional four-year terms.
The Supervisory Board currently consists of eleven members, who are listed in the chapter Our leadership that begins on page 112 of this Annual Report. At the 2007 General Meeting of Shareholders Messrs Hessels, Van Lede and Thompson were re-appointed and Mr Von Prondzynski was elected to the Supervisory Board. At the 2008 General Meeting of Shareholders, the present term of Messrs Van Miert and Kist will end. The Supervisory Board very much welcomes the fact that these gentlemen, who have brought valuable experience and knowledge to our Board, are available for re-appointment. We shall make a proposal to the 2008 General Meeting of Shareholders to re-appoint Messrs Van Miert and Kist. Mr de Kleuver who joined the Supervisory Board in 1998, and has been Chairman since 2005, has expressed his wish to relinquish his position as a member of the Supervisory Board as from the closing of the 2008 Annual General Meeting of Shareholders. We wish to express our sincere appreciation for the way Mr de Kleuver has guided the Supervisory Board as its Chairman through the last three years and his valuable contributions to the Company during his ten-year term as a member of our Board. We wish him well for the future. The Supervisory Board has appointed Mr Hessels as its Chairman as from the closing of the 2008 Annual General Meeting of Shareholders. Mr Kist will succeed Mr Hessels as Chairman of the Audit Committee and Mr von Prondzynski will become a member of the Audit Committee as of the same date.
The remuneration of the members of the Supervisory Board and the additional remuneration for its Chairman and the members of its committees is determined by the General Meeting of Shareholders. The current fee structure for the Chairman and members of the Supervisory Board is EUR 75,000 per year for the Chairman and EUR 41,000 per year for members of the Supervisory Board. The annual remuneration for a regular member of a committee is EUR 4,500, for the chairman of a committee EUR 6,000 and for
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8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
the chairman of the Audit Committee EUR 7,000; details are disclosed in note 34.
Report of the Corporate Governance and Nomination & Selection Committee
The Corporate Governance and Nomination & Selection Committee currently consists of three members, who are listed in the chapter Our leadership. In line with the New York Stock Exchange listing rules and other developments in the field of corporate governance, the committee reviews the corporate governance principles applicable to the Company at least once a year, and advises the Supervisory Board on any changes to these principles as it deems appropriate. As in prior years, the committee discussed developments in the area of corporate governance and legislative changes as well as further steps the Company could take to improve its corporate governance structure. In view hereof, the Supervisory Board will propose to the 2008 General Meeting of Shareholders amendments to the current articles of association of the Company, which proposal together with explanatory notes is available on the Company’s website (www.philips.com/investor). The proposal addresses legislative changes such as the implementation of the Dutch Act on Electronic Means of Communications and the Transparancy Directive and includes amendments with respect to the implementation of share repurchase programs as well as the remuneration of the members of the Supervisory Board.
In accordance with its charter, the Corporate Governance and Nomination & Selection Committee consulted in 2007 with the President/CEO and other members of the Board of Management on the appointment or re-appointment of candidates for Supervisory Board membership and candidates to fill current and future vacancies on the Board of Management and the Group Management Committee, prepared decisions and advised the Supervisory Board on the candidates for appointment, and supervised the policy of the Board of Management on the selection criteria and appointment procedures for Philips’ senior management.
At the 2007 General Meeting of Shareholders, Mr Kleisterlee was re-appointed as President/CEO, Mr Dutiné was re-appointed as member of Board of Management and Mr Rusckowski, CEO of the Medical Systems division, was appointed as member of Board of Management.
On September 10, 2007, the Company announced its plan to simplify its business structure by creating three core sectors: Philips Healthcare, Philips Ligthing and Philips Consumer Lifestyle and to integrate its Consumer Electronics and Domestic Appliances and Personal Care divisions into one Consumer Lifestyle sector as of January 1, 2008. Furthermore the Company also announced the combination of Consumer Healthcare Solutions, renamed as Home Healthcare Solutions, with Philips Medical Systems, under the new name of Philips Healthcare. In connection therewith, Mr Rusckowski became CEO of Philips Healthcare as per January 1, 2008. With effect from the same date, Mr Provoost, CEO of the Consumer Electronics division, has moved to the Philips Lighting sector, transitioning to take over as CEO from Mr van Deursen, who will retire on April 1, 2008. Mr Ragnetti, CEO of DAP, became CEO of the Consumer Lifestyle sector from January 1, 2008. We would like to thank Mr van Deursen for his significant contribution to Philips, in particular in the Company’s lighting business.
In respect of the Group Management Committee, the following other changes occurred in 2007. On September 1, 2007, Mr de Vries was appointed as member of the Group Management Committee and succeeded Mr Hartert as Chief Information Officer who has been appointed CEO of the Imaging Systems business within the Medical Systems division.
Report of the Remuneration Committee
The Remuneration Committee, currently consisting of four members, who are listed in the chapter Our leadership, is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Group Management Committee. It met five times in 2007. The Remuneration Committee proposes to the Supervisory Board the remuneration policy for members of the Board of Management and other members of the Group Management Committee, and reports annually to the Supervisory Board on the implementation of this remuneration policy. The Supervisory Board, through the Remuneration Committee, implements this policy and determines on the basis of this policy the remuneration of the individual members of the Board of Management and other members of the Group Management Committee. In performing its duties and responsibilities the Remuneration Committee is assisted by a remuneration expert acting on the basis of a protocol
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98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
ensuring that the expert acts on the instructions of the Remuneration Committee and on an independent basis in which conflicts of interest are avoided. The Remuneration Committee’s tasks are laid down in the Charter of the Remuneration Committee that forms part of the Rules of Procedure of the Supervisory Board. Currently, no member of the Remuneration Committee is a member of the management board of another listed company.
General remuneration policy
The objective of the remuneration policy for members of the Board of Management, approved by the 2004 General Meeting of Shareholders, lastly amended by the 2007 General Meeting of Shareholders and published on the Company’s website, is in line with that for Philips executives throughout the Philips Group: to focus on improving the performance of the Company and enhancing the value of the Philips Group, to motivate and retain them, and to be able to attract highly qualified executives, when required.
In order to link executive remuneration to the Company’s performance, the remuneration package includes a significant variable part in the form of an annual cash incentive and a long-term incentive in the form of restricted share rights and stock options.
Contracts of employment
Members of the Board of Management have a contract of employment with the Company. The form of contract used for members of the Board of Management is in line with the standard form used for other Philips executives. As from August 1, 2003, for newly appointed members of the Board of Management and the other members of the Group Management Committee, the term of the contract is set at four years. In case the Company terminates the contract of employment, the maximum severance payment is in principle limited to one year of base salary in line with the Dutch Corporate Governance Code but subject to mandatory Dutch law, to the extent applicable. If the maximum of one year’s salary would be manifestly unreasonable for a member of the Board of Management who is dismissed during his first term of office, the member of the Board of Management shall be eligible for a severance payment not exceeding twice the annual salary.
The contract of employment of the President/CEO was renewed as of April 1, 2007 for another 4 years. For the duration of the contract, the base salary is fixed at EUR 1,100,000. It was decided to grant an increased number of Long Term Incentives. No further accrual of pension entitlements will take place. The contract terms for current members of the Board of Management are presented in the table below.
Contract terms for current members1)

end of term
G.J. Kleisterlee	April 1, 2011
P-J. Sivignon	June 15, 2009
G.H.A. Dutiné	April 1, 2011
T.W.H.P. van Deursen	April 1, 2008
R.S. Provoost	April 1, 2010
A. Ragnetti	April 1, 2010
S.H. Rusckowski	April 1, 2011

1)	Reference date for board membership is December 31, 2007
Base salary1)
in euros

	2005	2006	2007
G.J. Kleisterlee	1,020,000	1,042,500	1,087,500
P-J. Sivignon	—	568,750	637,500
G.H.A. Dutiné	511,000	540,750	587,500
T.W.H.P. van Deursen	—	412,500	587,500
R.S. Provoost	—	393,750	562,500
A. Ragnetti	—	356,250	531,250
S.H. Rusckowski	—	—	431,250

1)	Annual review date is April 1, therefore amounts shown are partly (3 months) based on salary level before April 1 and partly (9 months) on salary level after April 1. Reference date for board membership is December 31, 2007.
In line with market developments shown by benchmark research and additional market studies, the salary levels in 2007 have been increased. The annual review date for the base salary is April 1. Information on the individual remuneration of the members of the Board of Management is shown in the table in note 34.
Annual Incentive
Each year, a variable cash incentive (Annual Incentive) can be earned, based on the achievement of specific and challenging targets.
The Annual Incentive criteria are for 80% the financial indicators of the Company and for 20% team targets in the areas of responsibility monitored by the individual members of the Board of Management. The related targets for the individual members of the Board of Management are determined annually at the beginning of the year by the Remuneration Committee on behalf
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8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
of the Supervisory Board. The (2007) financial targets (net income with a cash flow threshold and comparable sales growth, based on US GAAP) are determined upfront with measurable quantitative performance criteria and will not be adjusted during the year.
The on-target Annual Incentive percentage is set at 60% of the base salary for members of the Board of Management and 80% of the base salary for the President/CEO, and the maximum Annual Incentive achievable is 90% of the annual base salary and for the President/CEO 120% of the annual base salary. In exceptional circumstances, the Remuneration Committee may decide to increase this percentage by 20% (resulting in an Annual Incentive percentage of 108% for members and 144% for the President/CEO). The Annual Incentive pay-out in any year relates to the achievements of the preceding financial year in relation to agreed targets. As a result, Annual Incentives paid in 2007 relate to the salary levels and the performance in the year 2006. Similarly, the Annual Incentive payable in 2008 will be calculated on the basis of the 2007 annual results.
The Annual Incentive pay-out in 2007 and for the previous two years is shown in the next tables.
Pay-out in 20071)
in euros

	realized annual	as a % of base
	incentive	salary (2006)
G.J. Kleisterlee	1,186,618	113.0%
P-J. Sivignon	508,550	84.8%
G.H.A. Dutiné	513,691	93.4%
T.W.H.P. van Deursen	380,190	92.2	%2)
R.S. Provoost	335,551	85.2	%2)
A. Ragnetti	354,894	99.6	%2)
S.H. Rusckowski	—	—	3)

1)	Reference date for board membership is December 31, 2007

2)	Pay-out related to period April 1 — December 31, 2006

3)	No pay-out related to period of board membership
Pay-out in 20061)
in euros

	realized annual	as a % of base
	incentive	salary (2005)
G.J. Kleisterlee	1,150,560	112.8%
P-J. Sivignon	219,191	84.6	%2)
G.H.A. Dutiné	433,998	84.6%
T.W.H.P. van Deursen	—	—	3)
R.S. Provoost	—	—	3)
A. Ragnetti	—	—	3)

1)	Reference date for board membership is December 31, 2007

2)	Pay-out related to period June 15 — December 31, 2005

3)	No pay-out related to period of board membership
Pay-out in 20051)
in euros

	realized annual	as a % of base
	incentive	salary (2004)
G.J. Kleisterlee	1,028,160	100.8%
P-J. Sivignon	—	—	2)
G.H.A. Dutiné	509,040	100.8%

1)	Reference date for board membership is December 31, 2007

2)	No pay-out in 2005 since Mr Sivignon joined Philips on June 15, 2005
Based upon the 2007 results as published in this Annual Report, the realized Annual Incentive amounts mentioned in the table below will be paid to members of the Board of Management in April 2008.
Pay-out in 20081)
in euros

	realized annual	as a % of base
	incentive	salary (2007)
G.J. Kleisterlee	490,512	44.6%
P-J. Sivignon	217,386	33.4%
G.H.A. Dutiné	200,664	33.4%
T.W.H.P. van Deursen	267,984	44.7%
R.S. Provoost	247,607	43.1%
A. Ragnetti	329,571	59.9%
S.H. Rusckowski	103,164	23.9	%2)

1)	Reference date for board membership is December 31, 2007

2)	Pay-out related to period of board membership April 1 — December 31, 2007
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98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Long-Term Incentive Plan
For many years Philips has operated a Long-Term Incentive Plan (LTIP), which has served to align the interests of the participating employees with the shareholders’ interests and to attract, motivate and retain participating employees. Until 2002, the long-term incentive awards consisted exclusively of stock options, but since 2003 an LTIP approved by the General Meeting of Shareholders has been in place consisting of a mix of restricted share rights and stock options.
By granting additional (premium) shares after the grantees have held the restricted shares for three years after delivery, provided they are still in service, grantees will be more stimulated to focus on the longer term as shareholders of the Company.
The actual number of long-term incentives that will be granted to members of the Board of Management, the other members of the Group Management Committee, executives and other key employees depends on the team and/or individual performance and on the share performance of Philips and are aimed at median level of the relevant markets. As the value of the grants was below market median, the grant levels were increased in 2007.
The share performance of Philips is measured on the basis of the Philips Total Shareholder Return (TSR) compared to the TSR of a peer group of leading multinational electronics/electrical equipment companies over a three-year period. Since the sale of a majority stake in the Semiconductors division, the list of TSR peer group companies as approved in 2003 contained companies with which Philips did not compare itself any longer. The 2007 General Meeting of Shareholders approved a new list of peer group companies and a new simplified TSR-based LTI multiplier based on the ranking table below:

Philips position compared to peer companies1)	LTI Multiplier
Top 4	1.2
Middle 4	1.0
Bottom 4	0.8

1)	Electrolux, Emerson Electric, General Electric, Hitachi, Honeywell International, Johnson & Johnson, Matsushita, Philips, Schneider Siemens, Toshiba, 3M
For 2007, the Supervisory Board has applied (under the ‘old’ system) a multiplier of 1.1, based on the Philips share performance over the period from the last working day in December 2003 to December 31, 2006.
In 2007,7,270,713 stock options and 2,423,541 restricted share rights were granted under the LTIP (excluding the premium shares to be delivered after a three-year holding period); in 2006, 7,164,384 stock options and 2,466,189 restricted share rights were granted.
The 2006 General Meeting of Shareholders approved the amendment of the maximum allocation from 2.5% to 3.0% of the annual LTIP pool-size to members of the Board of Management.
Grants to members of the Board of Management under the LTIP:
Long-Term Incentive Plan 20071)2)

		restricted share
	stock options	rights
GJ. KIeisterlee	73,926	24,642
P-J. Sivignon	42,903	14,301
G.H.A. Dutiné	39,600	13,200
T.W.H.P. van Deursen	39,600	13,200
R.S. Provoost	39,600	13,200
A. Ragnetti	39,600	13,200
S.H. Rusckowski	42,903	14,301

1)	Reference date for board membership is December 31, 2007

2)	Long-Term Incentive Multiplier of 1.1 applied
Long-Term Incentive Plan 20061)2)

		restricted share
	stock options	rights
GJ. KIeisterlee	48,006	16,002
P-J. Sivignon	33,003	11,001
G.H.A. Dutiné	30,006	10,002
T.W.H.P. van Deursen	30,006	10,002
R.S. Provoost	30,006	10,002
A. Ragnetti	27,000	9,000

1)	Reference date for board membership is December 31, 2007

2)	Long-Term Incentive Multiplier of 1.0 applied
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8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
Long-Term Incentive Plan 20051)2)

		restricted share
	stock options	rights
G.J. KIeisterlee	48,006	16,002
P-J. Sivignon	32,004	10,668
G.H.A. Dutiné	32,004	10,668

1)	Reference date for board membership is December 31, 2007

2)	Long-Term Incentive Multiplier of 1.0 applied
For more details of the LTIP, see note 33.
According to Philips’ Rules of Conduct with respect to inside information, members of the Board of Management (and the other members of the Group Management Committee) are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of ten business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time) unless an exemption is available.
To further align the interests of the members of the Board of Management and shareholders, restricted shares granted to the Board of Management members shall be retained for a period of at least five years or until at least the end of their employment, if this period is shorter. Similarly for other Philips Senior Executives compulsory share ownership was introduced in 2004.
Total cash pay-out
The total cash pay-out in any year is the sum of the base salary received in the year concerned and the bonus pay-out related to the previous year. The total cash pay-out in 2007 (and in previous two years) for each member of the Board of Management is presented in the next table.
Total cash pay-out1)
in euros

	2005		2006		2007
G.J. KIeisterlee	2,048,160		2,543,060	3)	2,274,118
P-J. Sivignon	259,091	2)	1,087,941	3)	1,146,050
G.H.A. Dutiné	1,020,040		974,748		1,101,191
T.W.H.P. van Deursen	—	4)	412,500	5)	967,690
R.S. Provoost	—	4)	393,750	5)	898,051
A. Ragnetti	—	4)	356,250	5)	886,144
S.H. Rusckowski	—	6)	—	6)	431,250	7)

1)	Reference date for board membership is December 31, 2007

2)	Related to period June 15 — December 31, 2005

3)	Including a special payment for the sale of the Semiconductors division

4)	Before date of appointment as member of the Board of Management (April 1, 2006)

5)	Related to period April 1 — December 31, 2006

6)	Before date of appointment as member of the Board of Management (April 1, 2007)

7)	Related to period April 1 — December 31, 2007
Percentage variable remuneration
The variable performance-based reward part of the members of the Board of Management is presented in the table below.
Variable remuneration as % of total remuneration1)2)

	2005	2006		2007
G.J. Kleisterlee	62.1%	65.7%		70.2%
P-J. Sivignon	—	58.4%		67.2%
G.H.A. Dutiné	64.8%	64.0%		68.0%
T.W.H.P. van Deursen	—	—	3)	65.5%
R.S. Provoost	—	—	3)	65.6%
A. Ragnetti	—	—	3)	67.2%
S.H. Rusckowski	—	—		—	3)

1)	Reference date for board membership is December 31, 2007

2)	Restricted shares based upon actual grant price and stock options based upon Black-Scholes value of the actual grant price in a particular year (see note 33 share-based compensation)

3)	Due to incomplete year as member of the Board of Management, no variable remuneration related to Board of Management period is mentioned
122     Philips Annual Report 2007

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Pensions
As of January 1, 2006, a new pension plan is in force for all Philips executives in the Dutch pension fund born after January 1, 1950. This includes members of the Board of Management and other members of the Group Management Committee. The new plan is based on a combination of defined-benefit (career average) and defined-contribution and replaces the previous final pay plan. The target retirement age under the new plan is 62.5. The plan does not require employee contributions. Messrs Kleisterlee and Van Deursen continued to participate in the old plan till they reached the age of 60. Since then no further accrual took place under this plan.
Additional arrangements
In addition to the main conditions of employment, a number of additional arrangements apply to members of the Board of Management. These additional arrangements, such as expense and relocation allowances, medical insurance, accident insurance and company car arrangements, are broadly in line with those for Philips executives in the Netherlands. In the event of disablement, members of the Board of Management are entitled to benefits in line with those for other Philips executives in the Netherlands.
In line with regulatory requirements, the Company’s policy forbids personal loans to members of the Board of Management as well as to other members of the Group Management Committee, and consequently no loans were granted to such members in 2007, nor were such loans outstanding as of December 31, 2007.
Unless the law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, like reasonable costs of defending claims, as formalized in the articles of association. Under certain circumstances, described in the articles of association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”), there will be no entitlement to this reimbursement. The Company has also taken out liability insurance (D&O - Directors & Officers) for the persons concerned.
Outlook 2008
Based on the trends in the market (European General Industry), the Supervisory Board proposes to amend the remuneration policy for members of Board of Management as follows.
Annual Incentive on-target levels are determined as a percentage of base salary. The current maximum pay-out structure under the plan shall be replaced by a simplified maximum equal to twice the on-target Annual Incentive levels. For the Board of Management the consequences of this change are reflected below.
Annual Incentive

	On-target (as %	Current	Proposed
	of base salary)	maximum	maximum
CEO	80%	144%	160%
BoM member	60%	108%	120%
The 2008 Annual Incentive criteria are i) net income, cash flow and comparable sales growth and ii) team targets.
It is proposed to determine the restricted share grant levels in accordance with a multiplier of ‘zero’ to 2. The current plan has limited downside and equally upside. With the range of the new proposed multiplier, the restricted share right grants will be better aligned with Philips’ relative TSR performance.

Proposed TSR
TSR Ranking	1	2	3	4	5	6
Multiplier (current)	1.2	1.2	1.2	1.2	1	1
Multiplier (proposed)	2	1.8	1.6	1.4	1.2	1

Proposed TSR
TSR Ranking	7	8	9	10	11	12
Multiplier (current)	1	1	0.8	0.8	0.8	0.8
Multiplier (proposed)	1	0.8	0.6	0.4	0.2	0
As stock options are intrinsically performance related, it will be proposed that grant levels for stock options are no longer determined in accordance with the TSR-multiplier of 0.8 – 1.2. The intrinsic performance condition lies in the fact that the share price upon exercise must exceed the share price upon grant (‘exercise price’) in order to provide a value to the grantee.
Philips Annual Report 2007     123

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
The proposed changes to the plan can be accommodated within the current pool size of maximum 17.5 million shares. The actual number of stock options and restricted share rights that will be granted in any particular year will be determined by the Supervisory Board in accordance with the terms and conditions of the LTIP.
As the base fee for the Supervisory Board has not been changed since 1998, a proposal shall be made to the 2008 General Meeting of Shareholders to adjust the fee structure for the chairman and members of the Supervisory Board with effect from January 1, 2008.
The above-mentioned proposals will be submitted to the 2008 General Meeting of Shareholders for approval.
Report of the Audit Committee
The Audit Committee, currently consisting of four members of the Supervisory Board, who are listed in the chapter Our leadership, assists the Supervisory Board in fulfilling its supervisory responsibilities for the integrity of the Company’s financial statements, the financial reporting process, the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor’s qualifications, independence and performance, as well as the Company’s process for monitoring compliance with laws and regulations and the General Business Principles (GBP).
The Audit Committee met 10 times in 2007 and reported its findings periodically to the plenary Supervisory Board. The President, the Chief Financial Officer, the Internal Auditor, the Group Controller and the External Auditor attended all regular meetings. Furthermore, the Audit Committee met each quarter separately with each of the President, the Chief Financial Officer, the Internal Auditor and the External Auditor. In accordance with its charter, which is part of the Rules of Procedure of the Supervisory Board, the Audit Committee in 2007 reviewed the Company’s annual and interim financial statements, including non-financial information, prior to publication thereof. It also assessed in its quarterly meetings the adequacy and appropriateness of internal control policies and internal audit programs and their findings.
In its 2007 meetings, the Audit Committee reviewed periodically matters relating to accounting policies and compliance with accounting standards. Compliance with statutory and legal requirements and regulations, particularly in the financial domain, was also reviewed. Important findings and identified risks were examined thoroughly in order to allow appropriate measures to be taken. With regard to the internal audit, the Audit Committee reviewed, and if required approved, the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the staffing, independence and organizational structure of the internal audit function. With regard to the external audit, the Audit Committee reviewed the proposed audit scope, approach and fees, the independence of the external auditors, non-audit services provided by the external auditors in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. Within the framework of the Philips policy on auditor independence, the evaluation of the performance of the external auditor takes place every three years and the Audit Committee has discussed the detailed evaluation report and has presented the conclusions to the Supervisory Board. After assessing the performance of the external auditors in accordance with the Philips Policy on Auditor Independence, the Audit Committee has advised the Supervisory Board to propose to the General Meeting of Shareholders to re-appoint KPMG Accountants N.V. for another three-year term. The Audit Committee also considered the report of the external auditors with respect to the annual financial statements and advised on the Supervisory Board’s statement to shareholders in the annual accounts.
The aggregate fees billed by KPMG for professional services rendered for the fiscal years 2005, 2006 and 2007 were as follows:
Aggregate fees KPMG
in millions of euros

	2005	2006	2007
Audit fees	14.4	20.6	17.6
Audit-related fees	5.0	9.8	3.9
Tax fees	1.3	0.9	1.2
Other fees	2.9	2.4	2.3
	23.6	33.7	25.0
124     Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Audit fees consist of fees for the examination of both the consolidated financial statements (EUR 7.2 million) and statutory financial statements (EUR 4.7 million), as well as the audit of internal controls over financial reporting (EUR 5.7 million). Audit-related fees consist of fees in connection with audits of acquisitions and divestments (EUR 2.3 million) and other audit-related fees (EUR 1.6 million). Tax fees (EUR 1.2 million) mainly relate to tax compliance and expatriate tax services. Other fees comprise royalty audit fees (EUR 1.9 million) and sustainability and other services (EUR 0.4 million).
In 2007, the Audit Committee further periodically discussed the Company’s policy on business controls, the GBP including the deployment thereof, and the Company’s major areas of risk, including the internal auditor’s reporting thereon. The Audit Committee was informed on, discussed and monitored closely the Company’s internal control certification processess, in particular compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. It also discussed tax issues, litigation (including asbestos) and related provisions, environmental exposures and financial exposures in the area of treasury, dividend, pensions (including the situation at Philips Pension Fund in The Netherlands), accounting treatment of share repurchases, financial holdings, the sale of shared service centers, the investigations into possible anticompetitive activities in the CRT industry and MedQuist, as well as a financial evaluation of the investments made in 2004.
Financial statements 2007
The financial statements of Koninklijke Philips Electronics N.V. for 2007, as presented by the Board of Management, have been audited by KPMG Accountants N.V., independent auditors. Their reports have been included in the chapter IFRS financial statements on page 239 and the chapter Company financial statements on page 245 of this Annual Report. We have approved these financial statements, and all individual members of the Supervisory Board (together with the members of the Board of Management) have signed these documents.
We recommend to shareholders that they adopt the 2007 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to pay a dividend of EUR 0.70 per common share.
Finally, we would like to express our thanks to the members of the Board of Management, the Group Management Committee and all other employees for their continued contribution during the year.
February 18, 2008
The Supervisory Board
Philips Annual Report 2007     125

8 Financial highlights	10 Message from the President	16 The Philips Group	62 The Philips sectors
Financial statements

Group financial statements
128	Management’s report
129	Auditors’ report
130	Consolidated statements of income
132	Consolidated balance sheets
134	Consolidated statements of cash flows
136	Consolidated statements of stockholders’ equity
137	Information by sectors and main countries
140	Significant accounting policies
146	Notes to the Group financial statements

IFRS financial statements
189	IFRS management commentary
194	Consolidated statements of income
196	Consolidated balance sheets
198	Consolidated statements of cash flows
200	Consolidated statements of equity
202	Information by sectors and main countries
205	Significant IFRS accounting policies
211	Notes to the IFRS financial statements
239	Auditor’s report

Company financial statements
240	Balance sheets
241	Statements of income
241	Statement of equity
243	Notes to the Company financial statements
245	Auditor’s report

246	Reconciliation of non-US GAAP information

250	Corporate governance

258	The Philips Group in the last ten years

260	Investor information
126     Philips Annual Report 2007

98 Risk management	112 Our leadership	116 Report of the Supervisory Board	126 Financial Statements
Notes

		Notes to the group financial statements
146	1	Discontinued operations
147	2	Acquisitions and divestments
152	3	Income from operations
153	4	Restructuring charges
155	5	Financial income and expenses
155	6	Income taxes
157	7	Investments in equity-accounted investees
159	8	Earnings per share
159	9	Receivables
159	10	Inventories
159	11	Other current assets
160	12	Other non-current financial assets
160	13	Non-current receivables
160	14	Other non-current assets
161	15	Property, plant and equipment
162	16	Intangible assets excluding goodwill
162	17	Goodwill
163	18	Accrued liabilities
163	19	Provisions
164	20	Pensions
168	21	Postretirement benefits other than pensions
171	22	Other current liabilities
171	23	Short-term debt
172	24	Long-term debt
173	25	Other non-current liabilities
173	26	Contractual obligations
173	27	Contingent liabilities
176	28	Stockholders’ equity
176	29	Cash from derivatives
176	30	Proceeds other non-current financial assets
176	31	Assets in lieu of cash from sale businesses
177	32	Related-party transactions
177	33	Share-based compensation
180	34	Information on remuneration
184	35	Fair value of financial assets and liabilities
185	36	Other financial instruments
185	37	Subsequent events

		Notes to the IFRS financial statements
211	38	Discontinued operations
212	39	Acquisitions and divestments
217	40	Income from operations
218	41	Financial income and expenses
219	42	Income taxes
221	43	Investments in equity-accounted investees
224	44	Earnings per share
224	45	Receivables
225	46	Inventories
225	47	Other current assets
225	48	Other non-current financial assets
225	49	Non-current receivables
225	50	Other non-current assets
226	51	Property, plant and equipment
227	52	Intangible assets excluding goodwill
227	53	Goodwill
228	54	Accrued liabilities
228	55	Provisions
228	56	Pensions and postretirement benefits
231	57	Other current liabilities
232	58	Short-term debt
232	59	Long-term debt
233	60	Other non-current liabilities
233	61	Contractual obligations
234	62	Contingent liabilities
236	63	Stockholders’ equity
237	64	Cash from derivatives
237	65	Proceeds other non-current financial assets
237	66	Assets in lieu of cash from sale businesses
237	67	Related-party transactions
237	68	Fair value of financial assets and liabilities
237	69	Other financial instruments
238	70	Subsequent events

		Notes to the company financial statements
243	A	Receivables
243	B	Investments in affiliated companies
243	C	Other non-current financial assets
243	D	Other current liabilities
243	E	Short-term debt
243	F	Provisions
244	G	Long-term debt
244	H	Stockholders’ equity
244	I	Net income
244	J	Employees
245	K	Obligations not appearing in the balance sheet
245	L	Subsequent events
Philips Annual Report 2007     127

128 Group financial statements	188 IFRS information	240 Company financial statements
- Management’s report
- Auditors’ report
Group financial statements
Management’s report on internal control over financial reporting pursuant to section 404 of the US Sarbanes-Oxley Act
The Board of Management of Koninklijke Philips Electronics N.V. (‘the Company’) is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the US Securities Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America (US GAAP).
Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.
The Board of Management conducted an assessment of the Company’s internal control over financial reporting based on the Internal Control-Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, the Board of Management concluded that, as of December 31, 2007, the Company’s internal control over US GAAP financial reporting is considered effective.
The Board of Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, excluded the following companies acquired by the Company after January 1, 2007: Health Watch, Raytel Cardiac Services, VMI Sistemas Medicos, XIMIS, Emergin, Color Kinetics, TIR Systems, Partners in Lighting International, Lighting Technologies International and Digital Lifestyle Outfitters. These acquisitions are wholly-owned subsidiaries of the Company of which total assets represented 4.3% of consolidated total assets and net sales represented less than 2% of consolidated net sales of the Company as of and for the year ended December 31, 2007. If adequately disclosed, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the US Securities and Exchange Commission.
The effectiveness of the Company’s internal control over US GAAP financial reporting as of December 31, 2007, as included in this chapter Group financial statements, has been audited by KPMG Accountants N.V., an independent registered public accounting firm, as stated in their report which follows hereafter.
Board of Management
February 18, 2008
128     Philips Annual Report 2007

246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information
Report of independent registered public accounting firm
To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:
We have audited the accompanying consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, appearing on page 130 to 186. We also have audited Koninklijke Philips Electronics N.V. and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Koninklijke Philips Electronics N.V. and subsidiaries’ management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing on page 128. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Koninklijke Philips Electronics N.V. and subsidiaries acquired Health Watch, Raytel Cardiac Services, VMI Sistemas Medicos, XIMIS, Emergin, Color Kinetics, TIR Systems, Partners in Lighting International, Lighting Technologies International and Digital Lifestyle Outfitters (together “the Acquired Companies”) during 2007. Management excluded from its assessment of the effectiveness of Koninklijke Philips Electronics N.V. and subsidiaries’ internal control over financial reporting as of December 31, 2007, the Acquired Companies’ internal control over financial reporting of which total assets represented 4.3% of consolidated total assets and net sales represented less than 2% of consolidated net sales included in the consolidated financial statements of Koninklijke Philips Electronics N.V. and subsidiaries as of and for the year ended December 31, 2007. Our audit of internal control over financial reporting of Koninklijke Philips Electronics N.V. and subsidiaries also excluded an evaluation of the internal control over financial reporting of the Acquired Companies.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Koninklijke Philips Electronics N.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
As discussed in note 20 to the consolidated financial statements, effective December 31, 2006, Koninklijke Philips Electronics N.V. and subsidiaries adopted the provisions of SFAS No. 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’.
KPMG Accountants N.V.
Amstelveen, February 18, 2008
Philips Annual Report 2007     129

128 Group financial statements	188 IFRS information	240 Company financial statements
Consolidated statements of income
Consolidated statements of income of the Philips Group for the years ended December 31
in millions of euros unless otherwise stated

		2005	2006	2007
	Sales	25,445	26,682	26,793
	Cost of sales	(17,498)	(18,432)	(17,624)

	Gross margin	7,947	8,250	9,169

	Selling expenses	(4,439)	(4,655)	(4,980)
	General and administrative expenses	(774)	(969)	(854)
	Research and development expenses	(1,593)	(1,659)	(1,629)
	Other business income	417	234	146

3 4	Income from operations	1,558	1,201	1,852

5	Financial income and expenses	104	28	2,613

	Income before taxes	1,662	1,229	4,465

6	Income tax expense	(526)	(167)	(622)

	Income after taxes	1,136	1,062	3,843

7	Results relating to equity-accounted investees	1,754	(157)	763

	Minority interests	(11)	(4)	(5)

	Income from continuing operations	2,879	901	4,601

1	Discontinued operations	(11)	4,482	(433)

8	Net income	2,868	5,383	4,168
The years 2005 and 2006 are restated to present the MedQuist business as a discontinued operation.
The accompanying notes are an integral part of these consolidated financial statements.
130     Philips Annual Report 2007

246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information
Earnings per share

	2005	2006	2007
Weighted average number of common shares outstanding (after deduction of treasury stock) during the year (in thousands)	1,249,956	1,174,925	1,086,128
Adjusted weighted average number of shares (after deduction of treasury stock) during the year (in thousands)	1,253,330	1,182,784	1,097,435

Basic earnings per common share in euros

Income from continuing operations	2.30	0.77	4.24
Income (loss) from discontinued operations	(0.01)	3.81	(0.40)
Net income	2.29	4.58	3.84

Diluted earnings per common share in euros

Income from continuing operations	2.30	0.76	4.19
Income (loss) from discontinued operations	(0.01)	3.79	(0.39)
Net income	2.29	4.55	3.80

Dividend paid per common share in euros	0.40	0.44	0.60
Philips Annual Report 2007     131

128 Group financial statements	188 IFRS information	240 Company financial statements
Consolidated balance sheets
Consolidated balance sheets of the Philips Group as of December 31
in millions of euros unless otherwise stated
Assets

			2006		2007
	Current assets

	Cash and cash equivalents		5,886		8,769

9 32	Receivables:
	- Accounts receivable — net	4,257		4,209
	- Accounts receivable from related parties	37		26
	- Other receivables	438		435
			4,732		4,670

1	Current assets of discontinued operations		206		169

10	Inventories — net		2,880		3,203

11	Other current assets		1,258		1,020

	Total current assets		14,962		17,831

	Non-current assets

7	Investments in equity-accounted investees		2,974		1,886

12	Other non-current financial assets		8,055		3,183

13	Non-current receivables		214		84

1	Non-current assets of discontinued operations		225		164

14	Other non-current assets		3,447		3,726

15 26	Property, plant and equipment:
	- At cost	7,524		7,874
	- Less accumulated depreciation	(4,440)		(4,694)
			3,084		3,180

16	Intangible assets excluding goodwill:
	- At cost	2,751		3,244
	- Less accumulated amortization	(938)		(1,090)
			1,813		2,154

17	Goodwill		3,723		4,135

	Total non-current assets		23,535		18,512

			38,497		36,343
The year 2006 is restated to present the MedQuist business as a discontinued operation.
The accompanying notes are an integral part of these consolidated financial statements.
132     Philips Annual Report 2007

246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information
Liabilities and stockholders’ equity

			2006		2007
	Current liabilities

32	Accounts and notes payable:
	- Trade creditors	3,172		3,083
	- Accounts payable to related parties	271		289
			3,443		3,372
1	Current liabilities of discontinued operations		46		46
18	Accrued liabilities		3,297		2,984
19 20 21 27	Short-term provisions		876		377
22	Other current liabilities		605		509
23 24	Short-term debt		863		2,345

	Total current liabilities		9,130		9,633

	Non-current liabilities

24 26	Long-term debt		3,006		1,212
19 20 21 27	Long-term provisions		2,417		2,727
1	Non-current liabilities and minority interests of discontinued operations		123		111
25	Other non-current liabilities		784		934

	Total non-current liabilities		6,330		4,984

26 27	Contractual obligations and contingent liabilities

	Minority interests		40		42

28	Stockholders’ equity:
	Preference shares, par value EUR 0.20 per share
	- Authorized: 2,500,000,000 shares (2006: 2,500,000,000 shares)
	- Issued: none
	Common shares, par value EUR 0.20 per share:
	- Authorized: 2,500,000,000 shares (2006: 2,500,000,000 shares)
	- Issued and fully paid: 1,142,826,763 shares (2006: 1,142,826,763 shares)	228		228
	Capital in excess of par value	—		—
	Retained earnings	22,085		25,559
	Accumulated other comprehensive income (loss)	1,607		(1,887)
	Treasury shares, at cost 77,933,509 shares (2006: 35,933,526 shares)	(923)		(2,216)
			22,997		21,684

			38,497		36,343
Philips Annual Report 2007     133

128 Group financial statements	188 IFRS information	240 Company financial statements
       Consolidated statements of cash flows
Consolidated statements of cash flows of the Philips Group for the years ended December 31
in millions of euros unless otherwise stated

		2005	2006	2007
	Cash flows from operating activities
	Net income	2,868	5,383	4,168
	Loss (income) from discontinued operations	11	(4,482)	433
	Adjustments to reconcile net income to net cash provided by operating activities:
	Depreciation and amortization	713	810	851
	Impairment of equity-accounted investees and available-for-sale securities	427	8	39
	Net gain on sale of assets	(2,104)	(289)	(3,159)
	(Income) loss from equity-accounted investees	(636)	228	(249)
	Dividends received from equity-accounted investees	312	—	48
	Minority interests (net of dividends paid)	29	3	5
	Increase in receivables and other current assets	(182)	(1,354)	(439)
	(Increase) decrease in inventories	(235)	2	(389)
	Increase (decrease) in accounts payable, accrued and other liabilities	302	(20)	186
	Increase in non-current receivables/other assets	(250)	(55)	(143)
	(Decrease) increase in provisions	(140)	83	(65)
	Proceeds from sales of trading securities	—	—	196
	Other items	32	13	37
	Net cash provided by operating activities	1,147	330	1,519

	Cash flows from investing activities
	Purchase of intangible assets	(74)	(101)	(118)
	Capital expenditures on property, plant and equipment	(637)	(694)	(661)
	Proceeds from disposals of property, plant and equipment	212	107	81
29	Cash from (to) derivatives	(46)	62	385
	Purchase of other non-current financial assets	(18)	(31)	(17)
30	Proceeds from other non-current financial assets	630	4	4,105
	Purchase of businesses, net of cash acquired	(1,089)	(2,467)	(1,485)
	Proceeds from sale of interests in businesses	2,716	318	1,640
	Net cash provided by (used for) investing activities	1,694	(2,802)	3,930

	Cash flows from financing activities
	(Decrease) increase in short-term debt	(36)	97	(158)
	Principal payments on long-term debt	(362)	(543)	(152)
	Proceeds from issuance of long-term debt	74	9	29
	Treasury stock transactions	(1,761)	(2,755)	(1,448)
	Dividends paid	(504)	(523)	(639)
	Net cash used for financing activities	(2,589)	(3,715)	(2,368)

	Net cash provided by (used for) continuing operations	252	(6,187)	3,081

	Cash flows from discontinued operations
	Net cash provided by (used for) operating activities	942	524	(153)
	Net cash (used for) provided by investing activities	(409)	6,590	38
	Net cash provided by (used for) financing activities	—	—	—
	Net cash provided by (used for) discontinued operations	533	7,114	(115)

	Net cash provided by continuing and discontinued operations	785	927	2,966

	Effect of changes in exchange rates on cash positions	159	(197)	(112)
	Cash and cash equivalents at the beginning of the year	4,349	5,293	6,023
	Cash and cash equivalents at the end of the year	5,293	6,023	8,877
	Less cash and cash equivalents at the end of the year — discontinued operations	150	137	108
	Cash and cash equivalents at the end of the year — continuing operations	5,143	5,886	8,769
The years 2005 and 2006 are restated to present the MedQuist business as a discontinued operation.
The accompanying notes are an integral part of these consolidated financial statements.
134     Philips Annual Report 2007

246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information
Supplemental disclosures to the consolidated statements of cash flows

		2005	2006	2007
	Net cash paid during the year for
	Interest	178	211	49
	Income taxes	302	632	493

	Net gain on sale of assets
	Cash proceeds from the sale of assets	3,558	429	5,826
	Book value of these assets	(1,390)	(193)	(2,765)
	Deferred results on sale-and-leaseback transactions	21	27	11
	Non-cash gains (losses)	(85)	26	87
		2,104	289	3,159

	Non-cash investing and financing information
31	Assets received in lieu of cash from the sale of businesses:
	- Shares/share options/convertible bonds	308	188	—
	- Receivables/loans	—	6	—

	Conversion of convertible personnel debentures	—	26	38

	Treasury stock transactions
	Shares acquired	(1,836)	(2,899)	(1,609)
	Exercise of stock options	75	145	161
The years 2005 and 2006 are restated to present the MedQuist business as discontinued operation.
The accompanying notes are an integral part of these consolidated financial statements.
For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.
Philips Annual Report 2007     135

128	Group financial statements	188	IFRS information	240	Company financial statements
-   Consolidated statements of stockholders’ equity
-   Information by sectors and main countries
Consolidated statements of changes in stockholders’ equity of the Philips Group
in millions of euros unless otherwise stated

							accumulated other comprehensive income (loss)
						unrealized
	out-					gain (loss)			change in
	standing					on	additional		fair value			total
	number of		capital in		currency	available-	minimum	pensions	of cash		treasury	stock-
	shares in	common	excess of	retained	translation	for-sale	pension	(SFAS	flow		shares at	holders’
	thousands	stock	par value	earnings	differences	securities	liability	No. 158)	hedges	total	cost	equity
Balance as of Dec. 31, 2004	1,281,527	263	97	19,346	(3,407)	174	(429)	—	55	(3,607)	(1,239)	14,860

Conversion of priority shares into common stock	25
Net income				2,868								2,868
Net current period change					1,137	43	(181)		(96)	903		903
Income tax on net current period change					49		65		32	146		146
Reclassifications into income					335	(227)			(20)	88		88
Total comprehensive income (loss), net of tax				2,868	1,521	(184)	(116)		(84)	1,137		4,005
Dividend paid				(504)								(504)
Purchase of treasury stock	(83,823)										(1,836)	(1,836)
Re-issuance of treasury stock	3,629		(85)								156	71
Share-based compensation plans			70									70
Balance as of Dec. 31, 2005	1,201,358	263	82	21,710	(1,886)	(10)	(545)	—	(29)	(2,470)	(2,919)	16,666

Net income				5,383								5,383
Net current period change					(304)	4,389	298		72	4,455		4,455
Income tax on net current period change					(72)		(84)		(15)	(171)		(171)
Reclassifications into income					388	(98)			(20)	270		270
Total comprehensive income net of tax				5,383	12	4,291	214	—	37	4,554		9,937
Adoption of SFAS No. 158							331	(808)		(477)		(477)
Cancellation of treasury shares		(35)		(4,332)							4,367	—
Dividend paid				(523)								(523)
Purchase of treasury stock	(105,949)										(2,899)	(2,899)
Re-issuance of treasury stock	11,484		(204)	(153)							528	171
Share-based compensation plans			122									122
Balance as of Dec. 31, 2006	1,106,893	228	—	22,085	(1,874)	4,281	—	(808)	8	1,607	(923)	22,997

Net income				4,168								4,168
Net current period change					(830)	(618)		223	19	(1,206)		(1,206)
Income tax on net current period change					(10)			(56)	(3)	(69)		(69)
Reclassifications into income					341	(2,615)		51	4	(2,219)		(2,219)
Total comprehensive income net of tax				4,168	(499)	(3,233)		218	20	(3,494)		674
Dividend paid				(659)								(659)
Purchase of treasury stock	(53,141)										(1,633)	(1,633)
Re-issuance of treasury stock	11,141		(106)	(35)							340	199
Share-based compensation plans			104									104
Income tax share-based compensation plans			2									2
Balance as of Dec. 31, 2007	1,064,893	228	—	25,559	(2,373)	1,048	—	(590)	28	(1,887)	(2,216)	21,684
The accompanying notes are an integral part of these consolidated financial statements.
136       Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
Information by sectors and main countries
in millions of euros unless otherwise stated
Sectors

				results relating
		research and		income from	to equity-	cash flow
		development	income from	operations as a	accounted	before financing
	sales	expenses	operations	% of sales	investees	activities
2007
Medical Systems	6,470	(584)	743	11.5	7	420
DAP	2,968	(171)	510	17.2	—	415
Consumer Electronics	10,362	(321)	322	3.1	2	357
Lighting	6,093	(276)	675	11.1	—	(648)
Innovation & Emerging Businesses	703	(598)	(101)	(14.4)	(9)	(348)
Group Management & Services	197	—	(297)	—	763	5,253
Inter-sector eliminations	—	321	—	—	—	—
	26,793	(1,629)	1,852	6.9	763	5,449

2006
Medical Systems	6,448	(566)	734	11.4	9	(427)
DAP	2,532	(168)	370	14.6	—	(287)
Consumer Electronics	10,576	(385)	313	3.0	3	248
Lighting	5,466	(269)	577	10.6	(4)	451
Innovation & Emerging Businesses	1,493	(577)	(94)	(6.3)	(12)	(625)
Group Management & Services	167	—	(699)	—	(153)	(1,832)
Inter-sector eliminations	—	306	—	—	—	—
	26,682	(1,659)	1,201	4.5	(157)	(2,472)

2005
Medical Systems	6,013	(517)	688	11.4	10	505
DAP	2,194	(139)	324	14.8	—	384
Consumer Electronics	10,422	(419)	404	3.9	2	548
Lighting	4,775	(212)	499	10.5	18	(236)
Innovation & Emerging Businesses	1,905	(587)	(165)	(8.7)	(8)	(96)
Group Management & Services	136	—	(192)	—	1,732	1,736
Inter-sector eliminations	—	281	—	—	—	—
	25,445	(1,593)	1,558	6.1	1,754	2,841
The years 2005 and 2006 have been restated to present the MedQuist business as a discontinued operation. As of January 2007, the following key portfolio changes have been applied to the Philips Group structure: Other Activities was renamed Innovation & Emerging Businesses; Unallocated was renamed Group Management & Services; GSU activities and Miscellaneous were transferred from Innovation & Emerging Businesses to Group Management & Services; Consumer Healthcare Solutions was moved from DAP to Innovation & Emerging Businesses. Also, of January 2007, certain Corporate/Regional/Country overhead and Corporate Intellectual Property costs were allocated to the operating divisions to further improve transparency of the total cost structure. As a consequence of the aforementioned, prior-year financials have been restated.
The following sectors are distinguished as reportable segments: Medical Systems, Domestic Appliances and Personal Care (DAP), Consumer Electronics (CE), Lighting, Innovative & Emerging Businesses (I&EB) and Group Management & Services (GMS). A short description of these sectors is as follows:
Medical Systems: Supplier of Imaging Systems, Ultrasound & Monitoring systems, Healthcare Informatics and Customer Services.
DAP: Markets a wide range of products in the areas of Shaving & Beauty, Domestic Appliances, Health & Wellness and Oral Healthcare.
CE: Provider of Connected Displays, Entertainment Solutions, Peripherals & Accessories, Home Networks and Optical Licenses.
Lighting: Consists of the following lines of business — Lamps, Luminaires, Lighting Electronics, Automotive, Special Lighting & UHP and Lumileds.
I&EB: Comprises various activities and businesses not belonging to a specific sector. It consists of Corporate Technologies (such as Research, Intellectual Property & Standards, Applied Technologies and the Healthcare, Lifestyle and Technology Incubators), Corporate Investments and Other.
GMS: Includes overhead expenses in the corporate center and the cost of regional and country organizations. Also included are the costs of Philips’ global brand campaign and pension and other postretiremen! benefit costs not directly allocated to the other sectors.
Philips Annual Report 2007       137

128	Group financial statements	188	IFRS information	240	Company financial statements
     Information by sectors and main countries
Sectors

						depreciation of
		net operating	total liabilities		capital	property, plant
	total assets	capital	excl. debt	long-lived assets	expenditures	and equipment
2007
Medical Systems	6,033	4,104	1,877	3,264	150	81
DAP	1,779	1,136	643	1,109	86	77
Consumer Electronics	2,534	(246)	2,780	183	78	79
Lighting	5,133	3,886	1,238	3,307	249	217
Innovation & Emerging Businesses	1,409	1,001	297	1,001	68	49
Group Management & Services	19,122	705	4,068	605	30	59
	36,010	10,586	10,903	9,469	661	562
Discontinued operations	333		157
	36,343		11,060

2006
Medical Systems	6,096	4,125	1,922	3,503	76	72
DAP	1,768	1,138	630	1,204	84	69
Consumer Electronics	2,516	(228)	2,735	149	72	71
Lighting	3,719	2,527	1,185	2,244	343	205
Innovation & Emerging Businesses	1,431	748	512	874	14	71
Group Management & Services	22,536	208	4,438	646	105	66
	38,066	8,518	11,422	8,620	694	554
Discontinued operations	431		169
	38,497		11,591

2005
Medical Systems	5,160	3,179	1,942	2,673	65	64
DAP	896	370	526	449	73	85
Consumer Electronics	2,657	(296)	2,939	154	68	70
Lighting	3,642	2,491	1,132	2,196	206	164
Innovation & Emerging Businesses	1,072	226	2,406	324	80	102
Group Management & Services	15,994	(531)	2,122	744	145	57
	29,421	5,439	11,067	6,540	637	542
Discontinued operations	4,484		1,627
	33,905		12,694
The years 2005 and 2006 have been restated to present the MedQuist business as a discontinued operation.
Also, the years 2005 and 2006 have been restated to reflect certain reclassifications between the sectors related to: key portfolio changes, and the allocation of certain central cost to the operating divisions.
Goodwill assigned to sectors

					translation
	carrying value at				differences and	carrying value at
	January 1	acquisitions	divestments	impairment	other changes	December 31
2007
Medical Systems	2,290	1	—	—	(233)	2,058
DAP	463	(4)	—	—	(42)	417
Consumer Electronics	18	11	—	—	(2)	27
Lighting	636	695	—	—	(87)	1,244
Innovation & Emerging Businesses	316	107	—	—	(34)	389
Group Management & Services	—	—	—	—	—	—
	3,723	810	—	—	(398)	4,135
138       Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
Main countries

						depreciation of
			net operating		capital	property, plant
	sales	total assets	capital	long-lived assets	expenditures	and equipment
2007
Netherlands	1,159	14,008	1,969	1,200	163	151
United States	6,725	8,125	6,766	5,172	118	103
Germany	2,014	1,364	(219)	305	50	46
France	1,784	694	(131)	103	23	26
United Kingdom	1,250	1,037	692	720	13	8
China	1,707	1,231	(516)	168	36	42
Other countries	12,154	9,551	2,025	1,801	258	186
	26,793	36,010	10,586	9,469	661	562
Discontinued operations		333
		36,343

2006
Netherlands	1,088	10,646	3,479	1,132	242	162
United States	7,153	7,866	4,439	5,162	211	98
Germany	1,985	1,170	(449)	296	57	51
France	1,626	608	301	107	18	32
United Kingdom	1,186	1,194	717	792	4	6
China	1,740	1,115	(112)	176	31	42
Other countries	11,904	15,467	143	955	131	163
	26,682	38,066	8,518	8,620	694	554
Discontinued operations		431
		38,497

2005
Netherlands	1,036	5,562	2,534	1,110	240	138
United States	6,803	7,087	3,273	3,743	56	74
Germany	1,916	1,191	(288)	276	70	44
France	1,680	655	(292)	129	21	35
United Kingdom	1,126	419	(150)	76	5	5
China	1,816	1,379	(256)	204	53	50
Other countries	11,068	13,128	618	1,002	192	196
	25,445	29,421	5,439	6,540	637	542
Discontinued operations		4,484
		33,905
The years 2005 and 2006 are restated to present the MedQuist business as a discontinued operation.
Philips Annual Report 2007       139

128	Group financial statements	188	IFRS information	240	Company financial statements
     Significant accounting policies
Significant accounting policies
The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (US GAAP). Historical cost is used as the measurement basis unless otherwise indicated.
Consolidation principles
The consolidated financial statements include the accounts of Koninklijke Philips Electronics N.V. (‘the Company”) and all entities in which a direct or indirect controlling interest exists through voting rights or qualifying variable interests. All intercompany balances and transactions have been eliminated in the consolidated financial statements. Net income is reduced by the portion of the earnings of subsidiaries applicable to minority interests. The minority interests are disclosed separately in the consolidated statements of income and in the consolidated balance sheets. Unrealized losses are also eliminated but considered an impairment indicator of the assets transferred.
Foreign currencies
The financial statements of entities that use a functional currency other than the euro, are translated into euros. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Items in the income statement and cash flow statement are translated into euros using the average rates of exchange for the periods involved. The resulting translation adjustments are recorded as a separate component of other comprehensive income (loss) within stockholders’ equity. Cumulative translation adjustments are recognized as income or expense upon partial or complete disposal or substantially complete liquidation of a foreign entity.
The functional currency of foreign entities is generally the local currency, unless the primary economic environment requires the use of another currency. When foreign entities conduct their business in economies considered to be highly inflationary, they record transactions in the Company’s reporting currency (the euro) instead of their local currency.
Gains and losses arising from the translation or settlement of foreign-currency-denominated monetary assets and liabilities into the functional currency are recognized in income in the period in which they arise. However, currency differences on intercompany loans that have the nature of a permanent investment are accounted for as translation differences as a separate component of other comprehensive income (loss) within stockholders’ equity.
Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements in order to conform to generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate these estimates and judgments on an ongoing basis and base our estimates on experience, current and expected future conditions, third-party evaluations and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results could differ materially from the estimate. Assumptions used are further explained in the related notes.
Estimates significantly impact goodwill and intangibles acquired, tax on activities disposed, impairments, financial instruments, liabilities from employee benefit plans, various provisions including tax and other contingencies such as asbestos product liability. The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred to determine whether the carrying value exceeds the recoverable amount These calculations are based on estimates of future cash flows.
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and make assumptions that are mainly based on market conditions existing at each balance sheet date.
Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.
Accounting changes
The Company applies the retrospective method for reporting a change in accounting principle in the absence of explicit transition requirements for new accounting pronouncements.
Reclassifications
Certain items previously reported under specific financial statement captions have been reclassified to conform to the 2007 presentation.
Discontinued operations and non-current assets held for sale.
The Company has determined that the level of a reporting unit is the component for which operations and cash flows can be clearly distinguished from the rest of the Company and qualifies as a discontinued operation in the event of disposal of the component. A component of Philips qualified as a reporting unit is usually one level below the division level. Any gain or loss from disposal of a reporting unit together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of a discontinued reporting unit is excluded from the respective captions in the consolidated financial statements and related notes and is reported separately.
Cash flow statements
Cash flow statements have been prepared using the indirect method. Cash flows in foreign currencies have been translated into euros using the average rates of exchange for the periods involved.
Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from other derivative instruments are classified consistent with the nature of the instrument.
Segments
Operating segments are components of the Company’s business activities about which separate financial information is available that is evaluated regularly by the chief operating decision-maker or the Board of Management of the Company. The Board of Management decides how to allocate resources and assesses performance. The Company has determined that reportable segments are the same as the operating segments. Reportable segments comprise the Company’s business sectors: Medical Systems, Domestic Appliances and Personal Care, Consumer Electronics, Lighting and Innovation & Emerging Businesses, and Group Management & Services. The sectors are organized based on the type of products produced and the nature of the markets served. Segment accounting policies are the same as the accounting policies as described in this note.
Earnings per share
The Company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potential dilutive common shares, which comprise convertible personnel debentures, restricted shares and share options granted to employees.
Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collectibility is reasonably assured. For consumer-type products in the segments
140       Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
Lighting, DAP and CE these criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, or, in cases where such acceptance is not contractually required, when management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist other than obligations under warranty. Examples of the above-mentioned delivery’ conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’ where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where title and risk in the goods pass to the customer.
In accordance with EITF Issue No. 00-21, ‘Revenue Arrangements with Multiple Deliverables’, revenues of transactions that have separately identifiable components are recognized based on their relative fair values. These transactions mainly occur in the Medical Systems segment for arrangements that require subsequent installation and training activities in order to become operable for the customer. However, since payment for the equipment is typically contingent upon the completion of the installation process, revenue recognition is deferred until the installation has been completed and the product is ready to be used by the customer in the way contractually agreed.
Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges.
For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is lacking, revenue recognition is postponed until the return period has lapsed. Return policies are typically based on customary return arrangements in local markets.
For products for which a residual value guarantee has been granted or a buy-back arrangement has been concluded, revenue recognition takes place in accordance with the requirements for lease accounting of SFAS No.13, ‘Accounting for Leases’.
Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses and disclosed separately. Service revenue related to repair and maintenance activities for sold goods is recognized ratably over the service period or as services are rendered.
A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed to the customer, revenue recognition occurs on a straight-line basis over the contract period.
Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.
Benefit accounting
The Company accounts for the cost of pension plans and postretiremen! benefits other than pensions in accordance with SFAS No. 87, ‘Employers’ Accounting for Pensions’, and SFAS No.106, ‘Postretirement Benefits other than Pensions’, respectively.
Most of the Company’s defined-benefit pension plans are funded with plan assets that have been segregated and restricted in a trust or foundation to provide for the pension benefits to which the Company has committed itself.
When plan assets have not been segregated, the Company recognizes a provision for such amounts.
Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.
Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognized in the income statement, over the expected average remaining service periods of the employees, only to the extent that their net cumulative amount exceeds 10% of the greater of the present value of the obligation or of the fair value of plan assets at the end of the previous year (the corridor). Unrecognized gains and losses in the Netherlands, France and Thailand are recognized by a straight-line amortization over the expected average remaining service period without applying the corridor.
Effective December 31,2006, the funded status of the Company’s defined-benefit pension plans and postretirement benefits other than pensions is reflected on the balance sheet in accordance with SFAS No. 158, ‘Employers Accounting for Defined Benefit Pension and Other Postretirement Benefit plans’. The funded status is measured as the difference between plan assets at fair value and the benefit obligation. For a defined-benefit pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan it is the accumulated postretirement benefit obligation. Actuarial gains and losses, prior-service costs or credits and the transition obligation remaining from the initial application of SFAS 106 that are not yet recognized as components of net periodic benefit cost are recognized, net of tax, as a component of accumulated other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic pension cost.
Prior to adopting SFAS No. 158 as of December 31,2006, the Company recognized an additional minimum pension liability. To the extent that the accumulated benefit obligation, calculated as the present value of the benefits attributed to employee service rendered and based on current and past compensation levels, exceeded the market value of the plan assets and existing accrued pension liabilities, this difference and the existing prepaid pension assets were recognized as an additional minimum pension liability.
Upon adoption of SFAS No. 158, the Company presented the effect of adopting SFAS No. 158 as a component of total comprehensive income. This net effect of EUR 477 million should not have been included in total comprehensive income but only as an adjustment to total accumulated other comprehensive income. The 2006 total comprehesive income has been adjusted to reflect the application of SFAS No. 158 appropriately.
In certain countries, the Company also provides postretirement benefits other than pensions. The cost relating to such plans consists primarily of the present value of the benefits attributed on an equal basis to each year of service, interest cost on the accumulated postretirement benefit obligation, which is a discounted amount, and amortization of the unrecognized transition obligation. This transition obligation is being amortized through charges to earnings over a twenty-year period beginning in 1993 in the USA and in 1995 for all other plans.
Unrecognized prior-service costs related to pension plans and postretirement benefits other than pensions are being amortized by assigning a proportional amount to the income statements of a number of years, reflecting the average remaining service period of the active employees.
Obligations for contributions to defined-contribution pension plans are recognized as an expense in the income statement as incurred.
Share-based payments
In 2006, the Company adopted SFAS No.123(R), ‘Share-Based Payment’, using the modified prospective method. Under the provisions of SFAS No. 123(R), the Company recognizes the estimated fair value of equity instruments granted to employees as compensation expense over the vesting period on a straight-line basis, taking into account estimated forfeitures. The Company had previously adopted the fair value provisions of SFAS No. 123 prospectively for all employer awards granted, modified or settled after January 1,2003.
The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions for all outstanding and unvested awards in 2005. There was no impact in 2006 and 2007.
Philips Annual Report 2007       141

128 Group financial statements	188 IFRS information	240 Company financial statements

Significant accounting policies

2005
Net income

As reported	2,868

Add: Stock-based compensation expenses included in reported net income, net of related taxes	65

Deduct: stock-based compensation expenses determined using the fair-value method, net of related taxes	(77)

Pro forma	2,856

Basic earnings per share (in euros):

As reported	2.29

Pro forma	2.28

Diluted earnings per share (in euros):

As reported	2.29

Pro forma	2.28
The fair value of the amount payable to employees in respect of share-based payments which are settled in cash is recognized as an expense, with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date. Any changes in fair value of the liability are recognized as compensation expense in the income statement.
Research and development
Costs of research and development are expensed in the period in which they are incurred.
Advertising
Advertising costs are expensed as incurred.
Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease.
Leases in which the Company has substantially all the risk and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of leased property and the present value of the minimum lease payments.
Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the finance balance liabilities. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the assets and the lease term.
Income taxes
Income taxes are accounted for using the asset and liability method. Income tax is recognized in the income statement except to the extent that it relates to an item recognized directly within stockholders’ equity, including other comprehensive income (loss), in which case the related tax effect is also recognized there. Current-year deferred taxes related to prior-year equity items which arise from changes in tax rates or tax laws are included in income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based on the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets, including assets arising from loss carryforwards, are recognized, net of a valuation allowance, if it is more likely than not that the asset or a portion thereof will not be realized. Deferred tax assets and liabilities are not discounted.
Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividends in the foreseeable future, and for undistributed earnings of unconsolidated companies.
Changes in tax rates are reflected in the period in which such change is enacted.
Uncertain tax position
Income tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefit recognized in the financial statements from such position is measured based on the largest benefit that is more than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. The liability for unrecognized tax benefits, including related interest and penalties, is recorded as other non-current liabilities. Interest is presented as part of financial expenses while penalty is classified as part of current tax expense in the income statement.
Derivative financial instruments
The Company uses derivative financial instruments principally for the management of its foreign currency risks and to a more limited extent for interest rate and commodity price risks. All derivative financial instruments are classified as assets or liabilities and are accounted for at trade date. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset, liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the income statement. Gains or losses arising from changes in fair value of derivatives are recognized in the income statement, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, are recorded in accumulated other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item.
Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign currency hedges are recorded in either earnings or accumulated other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge.
The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it has been established that the derivative no longer qualifies as an effective fair value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within a period of two months from the originally forecasted transaction date, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in the income statement. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in the income statement.
Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the income statement.
For interest rate swaps designated as a fair value hedge of an interest-bearing asset or liability that are unwound, the amount of the fair value adjustment to the asset or liability for the risk being hedged is released to the income statement over the remaining life of the asset or liability based on the recalculated effective yield.
Non-derivative financial instruments
Non-derivative financial instruments are recognized initially at cost or fair value. Financial assets transferred to another party are derecognized to the extent that the Company surrenders control over those assets in exchange for a consideration other than beneficial exchange for interest in the transferred assets. Financial liabilities are
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246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
derecognized if and only if they are extinguished. Non-derivative financial instruments are accounted for as a sale to the extent that a consideration other than beneficial interests in the transferred assets is received in exchange. The Company has surrendered control over transferred assets if and only if: (i) the transferred assets have been isolated from the Company beyond its reach and its creditor even in bankruptcy or other receivership, (ii) the transferree has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the Company, and (iii) the Company does not maintain effective control over the transferred assets.
Regular way purchases and sales of financial instruments are accounted for at trade date, i.e., the date that the Company commits itself to purchase or sell the instrument Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in financial income and expenses.
Cash and cash equivalents
Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into cash. They are stated at face value, which approximates their fair value.
Receivables
Trade accounts receivable are carried at face value, net of allowances for doubtful accounts. As soon as trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible due to bankruptcy or other forms of receivership of the debtors.
The allowance for the risk of non-collection of trade accounts receivable takes into account credit-risk concentration, collective debt risk based on average historical losses and specific circumstances such as serious adverse economic conditions in a specific country or region.
In the events of sale of receivables and factoring, the Company derecognizes the receivables and accounts for them as a sale only to the extent that the Company has surrended control over the receivables in exchange for a consideration other than beneficial interest in the transferred receivables.
Long-term receivables are initially recognized at their net present value using an appropriate interest rate. Any discount is amortized to income over the life of the receivable using the effective yield.
Debt and other liabilities
Debt and liabilities other than provisions are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.
Currently, the Company does not have any financial instruments that are affected by SFAS No. 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’.
Investments in equity-accounted investees
Investments in companies in which the Company does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exert significant influence, are accounted for using the equity method. In the absence of demonstrable proof of significant influence, it is presumed to exist if at least 20% of the voting stock is owned. The Company’s share of the net income of these companies is included in results relating to equity-accounted investees in the consolidated statements of income. When the Company’s share of losses exceeds the carrying amount of an investment accounted for by the equity method, the Company’s carrying amount of that investment is reduced to zero and recognition of further losses is discontinued unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support to the investee.
Investments in equity-accounted investees include loans from the Company to these investees.
Accounting for capital transactions of a consolidated subsidiary or an equity-accounted investee
The Company recognizes dilution gains or losses arising from the sale or issuance of stock by a consolidated subsidiary or an equity-accounted investee in the income statement, unless the Company or the subsidiary either has reacquired or has plans to reacquire such shares. In such instances, the result of the transaction will be recorded directly in stockholders’ equity.
The dilution gains or losses are presented on a separate line in the income statement if they relate to consolidated subsidiaries. Dilution gains and losses related to equity-accounted investees are presented under Results relating to equity-accounted investees.
Other non-current financial assets
Other non-current financial assets include available-for-sale securities, held-to-maturity securities, loans and cost-method investments.
The Company classifies its investments in equity securities that have readily determinable fair values as either available-for-sale or for trading purposes. Trading securities are acquired and held principally for the purpose of selling them in the short term and are presented as ‘Other current assets’. Trading securities are recorded at fair value with changes in the fair value going to financial income and expense. All securities not included in trading or held-to-maturity are classified as available-for-sale. Available-for-sale equity securities are recorded at fair value with changes going through other comprehensive income in stockholders’ equity. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of other comprehensive income within stockholders’ equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a first-in, first-out basis. For available-for-sale securities hedged under a fair value hedge, the changes in the fair value that are attributable to the risk which is being hedged are recognized in earnings rather than in other comprehensive income.
Held-to-maturity securities are those debt securities which the Company has the ability and intent to hold until maturity. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization of discounts or accretion of premiums using the effective interest method.
Loans receivable are stated at amortized cost, less the related allowance for impaired loans receivable.
Investments in privately-held companies are carried at cost, or estimated fair value, if an other-than-temporary decline in value has occurred.
Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in financial income and expenses.
Impairments of financial assets
A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. The Company assesses its long-term investments accounted for as available-for-sale on a quarterly basis to determine whether declines in market value below cost are other-than-temporary, the cost basis for the individual security is reduced and a loss is realized in the period in which it occurs. When the decline is determined to be temporary, the unrealized losses are included in other comprehensive income.
If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their fair value.
Inventories
Inventories are stated at the lower of cost or market, less advance payments on work in progress. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion and the normal capacity of the production facilities. Costs of idle facility and waste are expensed. The cost of inventories is determined using the first-in, first-out (FIFO) method. Inventory is reduced for the estimated losses due to obsolescence, which establishes a new cost basis. This reduction is determined for groups of products based on purchases in the recent past and/or expected future demand.
Property, plant and equipment
Property, plant and equipment is stated at cost, less accumulated depreciation. Assets manufactured by the Company include direct manufacturing costs, production overheads and interest charges incurred during the construction period. Government grants are
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128 Group financial statements	188 IFRS information	240 Company financial statements

Significant accounting policies
deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the useful life of the asset. Depreciation of special tooling is generally based on the straight-line method. Gains and losses on the sale of property, plant and equipment are included in other business income. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless they lead to an extension of the economic life or capacity of the asset. Plant and equipment under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.
The Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred, while an equal amount is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the useful life of the asset.
Intangible assets
Intangible assets are amortized using the straight-line method over their estimated useful lives. Remaining useful lives are evaluated every year to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets that are expected to generate cash inflows during a period without a foreseeable limit, are regarded as intangibles with an indefinite useful life. These assets are not amortized, but tested for impairment annually and whenever an impairment trigger indicates that the asset may be impaired. In-process research and development with no alternative use is written off immediately upon acquisition. Patents, trademarks and other intangibles acquired from third parties are capitalized at cost and amortized over their remaining useful lives.
Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software.
Eligible costs relating to the production of software intended to be sold, leased or otherwise marketed are capitalized and subsequently amortized over the estimated useful life of the software.
Impairment or disposal of long-lived assets other than goodwill and indefinite-lived intangibles
The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144,‘Accounting for the Impairment or Disposal of Long-Lived Assets’. This Statement requires that long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison between the carrying amount of an asset and the future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted net cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company determines the fair value based on discounted projected cash flows. The review for impairment is carried out at the level where discrete cash flows occur that are largely independent of other cash flows. Assets held for sale are reported at the lower of the carrying amount or fair value, less cost to sell.
Goodwill and indefinite lived intangibles
The Company accounts for goodwill and indefinite lived tangibles in accordance with the provisions of SFAS No. 141 ‘Business Combinations’ and SFAS No. 142‘Goodwill and Other Intangible Assets’. Accordingly, goodwill and indefinite lived intangibles are not amortized but tested for impairment annually and whenever impairment indicators require so. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level, which has been determined by the Company to be the level of an entity that reports discrete financial information to the Board of Management, which is usually one level below the division level.
The goodwill impairment test of consists of two steps. First, the Company determines the carrying value of each reporting unit by assigning the assets and liabilities, including the goodwill and intangible assets, to those reporting units. Furthermore, the Company determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company performs the second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation upon a business combination in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. The Company generally determines the fair value of the reporting units based on discounted projected cash flows.
Share capital
Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from stockholders’ equity.
Provisions
The Company recognizes provisions for liabilities and probable losses that have been incurred as of the balance sheet date and for which the amount is uncertain but can be reasonably estimated.
Provisions of a long-term nature are stated at present value when the amount and timing of related cash payments are fixed or reliably determinable. Short-term provisions are stated at face value.
The Company applies the provisions of SOP 96-1,‘Environmental liabilities’ and SFAS No. 5,‘Accounting for Contingencies’ and accrues for losses associated with environmental obligations when such losses are probable and reasonably estimatable. Additionally, in accordance with SOP 96-1, the Company accrues for certain costs such as compensation and benefits for employees directly involved in the remediation activities. Measurement of liabilities is based on current legal requirements and existing technology. Liabilities and probable insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.
Restructuring
The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by the Board of Management. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions.
SFAS No. 146,‘Accounting for Costs Associated with Exit or Disposal Activities’ requires that a liability be recognized for those costs only when the liability is incurred, i.e. when it meets the definition of a liability. SFAS No. 146 also establishes fair value as the objective for initial measurement of the liability.
Liabilities related to one-time employee termination benefits are recognized ratably over the future service period if those employees are required to render services to the Company, if that period exceeds 60 days or a longer legal notification period.
Employee termination benefits covered by a contract or under an ongoing benefit arrangement continue to be accounted for under SFAS No. 112, ‘Employer’s Accounting for Postemployment Benefits’ and are recognized when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated.
Guarantees
The Company complies with FASB Interpretation No. 45,‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others’. In accordance with this interpretation, the Company recognizes a liability for the fair value of the obligation incurred for guarantees within the scope of the recognition criteria of the Interpretation, including minimum revenue guarantees.
Accounting standards adopted in 2007
Several accounting pronouncements relevant to the Company were adopted in 2007:
SFAS No. 156 ‘Accounting for Servicing of Financial Assets’
The Company adopted SFAS No. 156 ‘Accounting for Servicing of Financial Assets’, an amendment to SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities, with the effective date January 1,2007. The statement requires among others to recognize a servicing liability upon sale of financial assets while entering into a servicing contact. The effects of adopting this standard were not material.
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246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information
FIN 46 (R) — 6 ‘Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)’
This FASB interpretation was issued on April 13, 2006 and addresses how a company should determine the variability to be considered for variable interest entities. Adoption of this FSP did not change the conclusions of assessments of variable interest entities in previous periods.
FIN 48 ‘Accounting for Uncertainty in Income Taxes’
The Company adopted FASB Interpretation No. 48,‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109’, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109,‘Accounting for Income Taxes’. This interpretation provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such position should be measured based on the largest benefit that is more than 50% likely to be realized upon settlement with a taxing authority. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 as of January 1, 2007 and this did not result in an adjustment to existing liabilities nor the opening balance of retained earnings.
Accounting standards effective as from 2008
FASB issued several pronouncements with an effective date on or after January 1, 2008, of which the following are applicable to the Company:
SFAS No. 157‘Fair Value Measurements’
In September 2006, the FASB issued SFAS No. 157 ‘Fair Value Measurements’. This standard establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements, and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. SFAS No. 157 is effective for all fiscal years beginning after November 15, 2007 (January 1, 2008 for Philips) and is to be applied prospectively. The Company is currently evaluating the impacts and disclosures of this standard.
SFAS No. 159 — The Fair Value Option for Financial Assets and Financial Liabilities’
In February 2007, the FASB issued SFAS No. 159,‘The Fair Value Option for Financial Assets and Financial Liabilities’. SFAS No. 159 permits an entity to choose, at specified election dates, to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value is elected shall be recognized in the income statements as incurred and not deferred. SFAS No. 159 also established presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for Philips). The Company has evaluated this Standard and at present does not plan to avail itself of this option.
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128 Group financial statements	188 IFRS information	240 Company financial statements

Notes to the group financial statements
Notes to the Group financial statements
All amounts in millions of euros unless otherwise stated. The years 2005 and 2006 have been restated to present the MedQuist business as a discontinued operation. Also, the years 2005 and 2006 have been restated to reflect certain reclassifications between the sectors related to: key portfolio changes, and the allocation of certain central costs to the operating divisions.

Discontinued operations
MedQuist
On November 2, 2007, the Company announced the decision to proceed with the sale of its approximately 70% ownership interest in MedQuist. The financial results attributable to the Company’s interest in MedQuist have been presented as discontinued operations. Prior-year consolidated financial statements have been restated to conform to this presentation. The decision has resulted in an impairment charge of EUR 325 million in 2007, presented under discontinued operations. This non-cash charge does not affect equity as it relates to the cumulative translation differences of the USD-denominated investment in MedQuist, which have accumulated within equity since the date of acquisition.
The following table summarizes the results of the MedQuist business included in the consolidated statements of income as discontinued operations for 2005, 2006 and 2007:

	2005	2006	2007
Sales	330	293	244

Costs and expenses	(412)	(304)	(271)

Impairment charge	—	—	(360)1)

Income (loss) before taxes	(82)	(11)	(387)

Income tax	20	29	(8)

Result of equity- accounted investees	—	—	1

Minority interests	14	—	4

Results from discontinued operations	(48)	18	(390)

1)	Including EUR 35 million following the annual impairment test.
The following table presents the assets and liabilities of the MedQuist business, classified as discontinued operations, in the consolidated balance sheets as at December 31, 2006 and 2007:

	2006	2007
Cash and cash equivalents	137	108

Accounts receivable	41	41

Equity-accounted investees	4	4

Property, plant and equipment	15	16

Intangible assets including goodwill	199	141

Other assets	35	23

Assets of discontinued operations	431	333

Accounts payable	6	9

Provisions	32	32

Other liabilities	40	37

Minority interest	91	79

Liabilities of discontinued operations	169	157
Semiconductors
On September 29, 2006, the Company sold a majority stake in its Semiconductors division to a private equity consortium led by Kohlberg Kravis Robert & Co. (KKR). The transaction consisted of the sale of the division for a total consideration of EUR 7,913 million and a simultaneous acquisition of a minority interest in the recapitalized organization NXP Semiconductors at a cost of EUR 854 million. A gain of EUR 4,283 million was recorded on the sale, net of taxes, and net of costs directly associated with this transaction of approximately EUR 367 million.
The operations of the Semiconductors division and the aforementioned gain have been presented as discontinued operations. Prior-year consolidated financial statements have been restated to conform to this presentation.
The Company’s ownership interest in NXP Semiconductors consists of 19.9% of the preferred shares and 17.5% of the common shares. The Company cannot exert significant influence over the operating or financial policies of NXP and the investment is accounted for as a cost-method investment under other non-current financial assets.
Philips and NXP have continuing relationships through shared research and development activities and through license agreements. Additionally, through the purchase of component products, namely semiconductor products for the consumer electronic sector, Philips and NXP have a continuing relationship for the foreseeable future. The Company assessed the expected future transactions and determined that the cash flows from these transactions are not significant direct cash flows.
The following table summarizes the results of the Semiconductors division included in the consolidated statements of income as discontinued operations for 2005 and the period through its divestment on September 29, 2006. The 2007 results mainly relate to the settlement of pensions and income taxes.

	2005	2006	2007
Sales	4,620	3,681	—

Costs and expenses	(4,313)	(3,319)	—

Result on sale of discontinued operations	—	4,953	(69)

Income (loss) before taxes	307	5,315	(69)

Income taxes	(80)	(768)	26

Result of equity- accounted investees	(73)	(63)	—

Minority interests	(34)	(49)	—

Results from discontinued operations	120	4,435	(43)
The following table shows the components of the gain from the sale of the Semiconductors division, net of tax on December 31, 2006:

2006
Consideration	7,913

Carrying value of net assets disposed	(2,593)

Cost of disposal	(367)

Gain on disposal before taxes	4,953

Income taxes	(670)

Gain on sale	4,283
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246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Philips Mobile Display Systems

On November 10, 2005, Philips and Toppoly Optoelectronics Corporation of Taiwan announced that they had signed a binding letter of intent to merge Philips’ Mobile Display Systems (MDS) business with Toppoly. The company was named TPO, and the transaction was completed in the first half of 2006.
Philips separately reported the results of the MDS business as a discontinued operation, and previous years were restated.
The following table summarizes the results of the MDS business included in the consolidated statements of income as discontinued operations for 2005 and 2006:

	2005	2006
Sales	653	194
Costs and expenses	(736)	(165)
Income (loss) before taxes	(83)	29
Income taxes	—	—
Results from discontinued operations	(83)	29
The 2006 results of EUR 29 million mainly relate to translation differences upon completion of the transaction. The 2005 results included an impairment loss of EUR 69 million.

Acquisitions and divestments
2007

During 2007, Philips entered into a number of acquisitions and completed several disposals of activities. All business combinations have been accounted for using the purchase method of accounting.
Major business combinations in 2007 relate to the acquisitions of Partners in Lighting and Color Kinetics, currently Philips Solid-State Lighting Solutions. The remaining business combinations, both individually and in the aggregate, were deemed immaterial in respect of the SFAS No. 141 disclosure requirements.
Sales and income from operations related to activities divested in 2007, included in the Company’s consolidated statement of income for 2007, amounted to EUR 262 million and a loss of EUR 39 million, respectively.
The most significant acquisitions and divestments are summarized in the next two tables and described in the section below.
Acquisitions

		net		other
	cash	assets		intangible
	outflow	acquired	1)	assets	goodwill
Partners in Lighting	561	47		217	297
Color Kinetics	515	(29)		187	357

1)	Excluding cash acquired
Divestments

			net assets		recognized
	cash inflow	1)	divested	2)	gain (loss)
LG.Philips LCD	1,548		1,040		508

1)	Net of cash divested

2)	Includes the release of cumulative translation differences
Partners in Lighting (PLI)

On February 5, 2007, Philips acquired 100% of the shares of PLI, a leading European manufacturer of home luminaires. Philips acquired PLI from CVC Capital Partners, a private equity investment company, at a net cash consideration of EUR 561 million paid upon completion of the transaction. As of the date of acquisition, PLI has been consolidated within the Lighting division.
The following table summarizes the fair value of PLI’s assets and liabilities acquired on February 5, 2007:

February 5, 2007
Total purchase price (net of cash)	561

Allocated to:
Property, plant and equipment	97
Other non-current financial assets	1
Working capital	114
Deferred tax liabilities	(67)
Long-term debt	(50)
Short-term debt	(34)
Provisions	(14)
Intangible assets	217
Goodwill	297
561
The goodwill recognized is related to the complementary technical skills and talent of PLI’s workforce and the synergies expected to be achieved from integrating PLI into the Lighting division.
Intangible assets comprise:

		amortization
	amount	period in years
Customer relationships	156	20
Trademarks and trade names	61	20
	217
PLI contributed a positive income from operations of EUR 24 million to the Group for the period from February 5 to December 31, 2007.
Color Kinetics
On August 24, 2007, Philips completed the acquisition of 100% of the shares Color Kinetics, a leader in designing and marketing innovative lighting systems based on Light Emitting Diode (LED) technology at a net cash consideration of EUR 515 million. As of the date of acquisition Color Kinetics has been consolidated within the Lighting division.
The following table summarizes the initial fair value of Color Kinetics’ assets and liabilities acquired on August 24, 2007:

August 24, 2007
Total purchase price (net of cash)	515

Allocated to:
Property, plant and equipment	7
Working capital	16
Deferred tax	(52)
Intangible assets	186
In process R&D	1
Goodwill	357
515
The allocation of the purchase price to the net assets acquired had not yet been finalized as of December 31, 2007, as further information related to intangible asset valuations and certain other matters remained outstanding. The goodwill recognized is related mainly to the complementary technological expertise of Color Kinetics’ workforce and the synergies expected to be achieved from integrating Color Kinetics into the Lighting division.
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128 Group financial statements	188 IFRS information	240 Company financial statements

Notes to the group financial statements
The amount of purchased in-process research and development acquired and written off in 2007 was EUR 1 million. This amount is included in the consolidated statement of income under Research and development expenses.
Other intangible assets, excluding in-process research and development, are comprised of the following:

		amortization
		period in
	amount	years
Trademarks and trade names	1	1
Developed and core technology	113	10-20
Customer relationships	68	7-18
Other	4	2-10
	186
Color Kinetics contributed a loss from operations of EUR 8 million to the Group for the period from August 24 to December 31, 2007.
Pro forma disclosures on acquisitions
The following table presents the year-to-date unaudited pro-forma results of Philips, assuming PLI and Color Kinetics had been consolidated as of January 1, 2007:
Unaudited

		January-December 2007
		pro forma		pro forma
	Philips Group	adjustments	1)	Philips Group
Sales	26,793	75		26,868
Income from operations	1,852	—		1,852
Net income	4,168	(2)		4,166
Basic earnings per share — in euros	3.84	—		3.84

1)	Pro forma adjustments include sales, income from operations and net income from continuing operations of the acquired companies from January 1, 2007 to the date of acquisition. As Philips finances its acquisitions with own funds, the pro forma adjustments exclude the cost of external funding incurred prior to the acquisition. The pro forma adjustments reflect the impact of the purchase- price accounting effects from January 1, 2007 to the date of acquisition and elimination of non-recurring integration costs. Purchase-price accounting effects primarily relate to the amortization of intangible assets (EUR 10 million, excluding the write-off of research and development assets).
The following table presents the year-to-date unaudited pro-forma results of Philips, assuming PLI and Color Kinetics had been consolidated as of January 1, 2006:
Unaudited

		January-December 2007
		pro forma		pro forma
	Philips Group	adjustments	1)	Philips Group
Sales	26,682	454		27,136
Income from operations	1,201	14		1,215
Net income	5,383	26		5,409
Basic earnings per share — in euros	4.58			4.60

1)	Pro forma adjustments include sales, income from operations and net income from continuing operations of the acquired companies for 2006. As Philips finances its acquisitions with own funds, the pro forma adjustments exclude the cost of external funding incurred in 2006. The pro forma adjustments also reflect the impact of the purchase-price accounting effects of 2006. These effects primarily relate to the amortization of intangible assets (EUR 26 million, excluding the write-off of research and development assets) and inventory step-ups (EUR 26 million).
LG.Philips LCD
On October 10, 2007, Philips sold 46,400,000 shares of common stock in LG.Philips LCD (LPL) to financial institutions in a capital markets transaction. This transaction represented 13% of LPL’s issued share capital and reduced Philips’ holding to 19.9%. The transaction resulted in a gain of EUR 508 million, reported under Results relating to equity-accounted investees.
Philips is represented on the board of directors and continued to exercise influence by participating in the policy-making processes of LPL. Accordingly, Philips continued to apply equity accounting for LPL in 2007.
2006

During 2006, Philips entered into a number of acquisitions and completed several divestments. All acquisitions have been accounted for using the purchase method of accounting.
Major acquisitions in 2006 relate to the acquisitions of Lifeline Systems (Lifeline), Witt Biomedical, Avent and Intermagnetics. The remaining acquisitions, both individually and in the aggregate, were deemed immaterial in respect of the SFAS No. 141 disclosure requirements.
Sales and income from operations related to activities divested in 2006, included in the Company’s consolidated statement of income for 2006, amounted to EUR 975 million and a loss of EUR 54 million, respectively.
The most significant acquisitions and divestments are summarized in the next two tables and described in the section below.
Acquisitions

		net		other
	cash	assets		intangible
	outflow	acquired	1)	assets	goodwill
Lifeline	583	(77)		319	341
Witt Biomedical	110	(9)		29	90
Avent	689	(47)		392	344
Intermagnetics	993	(53)		313	733

[1]	Excluding cash acquired
Divestments

		net assets	recognized
	cash inflow1)	divested2)	gain
CryptoTec	30	(1)	31
Philips Enabling Technologies (ETG)	45	42	3
Philips Sound Solutions (PSS)	53	10	43
FEI Company	154	78	76

1)	Net of cash divested

2)	Includes the release of cumulative translation differences
148     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Lifeline
On March 22, 2006, Philips completed its acquisition of Lifeline, a provider of personal emergency response services. Philips acquired a 100% interest in Lifeline by paying USD 47.75 per share in cash. As of the date of acquisition, Lifeline has been consolidated, as part of Consumer Healthcare Solutions, within the Innovation & Emerging Businesses sector.
The following table summarizes the fair value of Lifeline’s assets and liabilities acquired on March 22, 2006:

March 22, 2006
Total purchase price (net of cash)	583

Allocated to:
Property, plant and equipment	20
Other non-current financial assets	19
Working capital	8
Deferred tax liabilities	(124)
Intangible assets	319
Goodwill	341
583
Intangible assets comprise:

		amortization
		period in
	amount	years
Trademarks and trade names	114	indefinite
Software	9	3-5
Customer relationships	196	5-20
	319
Witt Biomedical
On April 26, 2006, Philips completed its acquisition of Witt Biomedical, the largest independent supplier of hemodynamic monitoring and clinical reporting systems used in cardiology catheterization laboratories. As of the date of aquisition, Witt Biomedical has been consolidated within the Medical Systems sector. Goodwill on this acquisition is tax-deductible.
The following table summarizes the fair value of Witt Biomedical’s assets and liabilities acquired on April 26, 2006:

April 26, 2006
Total purchase price (net of cash)	110

Allocated to:
Property, plant and equipment	1
Working capital	10
Deferred tax	4
Provisions	(24)
Intangible assets	25
In-process R&D	4
Goodwill	90
110
Intangible assets comprise:

		amortization
		period in
	amount	years
Backlog	7	1
Developed and core technology	11	4
Customer relationships and patents	6	10
Other	1	3
	25
Avent
As of August 31, 2006, Philips completed its acquisition of Avent, a provider of baby and infant feeding products in the United Kingdom and the United States. Philips acquired Avent for EUR 689 million, which was paid in cash upon completion of the transaction. As of the date of acquisition Avent has been consolidated within the Domestic Appliances and Personal Care sector.
The following table summarizes the fair value of Avent’s assets and liabilities acquired on August 31, 2006:

August 31, 2006
Total purchase price (net of cash)	689

Allocated to:
Property, plant and equipment	35
Working capital	40
Deferred tax liabilities	(122)
Intangible assets	392
Goodwill	344
689
Intangible assets comprise:

		amortization
		period
	amount	in years
Trademarks and trade names	242	indefinite
Customer relationships and patents	150	5-18
	392
Intermagnetics
On November 9, 2006, Philips acquired Intermagnetics for USD 27.50 per share, which was paid in cash upon completion. Additionally, in connection with the closing, Philips provided a loan to Intermagnetics of approximately USD 120 million to pay off debt and certain other obligations, including amounts related to the acceleration of stock-based compensation and expenses incurred as a result of the transaction. Since the date of acquisition, Intermagnetics has been consolidated within the Medical Systems sector.
Philips Annual Report 2007       149

128 Group financial statements	188 IFRS information	240 Company financial statements

Notes to the group financial statements
The following table summarizes the fair value of Intermagnetics’ assets and liabilities acquired on November 9, 2006:

November 9, 2006
Total purchase price (net of cash)	993

Allocated to:
Property, plant and equipment	45
Working capital	66
Deferred tax liabilities	(96)
Provisions	(9)
Long-term debt	(1)
Short-term debt	(58)
In-process R&D	39
Other intangible assets	274
Goodwill	733
993
Adjusted for the effects of the final purchase price allocation completed in 2007.
The amount of purchased in-process research and development acquired and written off was EUR 39 million. This amount is included in the consolidated statement of income under Research and development expenses.
Other intangible assets, excluding in-process research and development, is comprised of the following:

		amortization
		period
	amount	in years
Core and existing technology	181	6
Trademarks and trade names	8	10
Customer relationships	81	9
Miscellaneous	4	2
	274
Intermagnetics has developed, designed, manufactured and supplied superconducting magnet systems and certain other components used in magnetic resonance imaging systems to Philips for use in medical systems. This pre-existing relationship involved EUR 120 million of Intermagnetics’ revenues in 2006.
Pro forma disclosures on acquisitions
The following table presents the year-to-date unaudited pro-forma results of Philips, assuming Lifeline, Witt Biomedical, Avent and Intermagnetics had been consolidated as of January 1, 2006:
Unaudited

		January-December 2006
		pro forma		pro forma
	Philips Group	adjustments	1)	Philips Group
Sales	26,682	236		26,918
Income from operations	1,201	(7)		1,194
Net income	5,383	(2)		5,381
Basic earnings per share — in euros	4.58			4.58

1)	Pro forma adjustments include sales, income from operations and net income from continuing operations of the acquired companies from January 1, 2006 to the date of acquisition. For that purpose, sales related to the pre-existing relationship between Philips and Intermagnetics have been excluded. As Philips finances its acquisitions with own funds, the pro forma adjustments exclude the cost of external funding incurred prior to the acquisition. The pro forma adjustments reflect the impact of the purchase-price accounting effects from January 1, 2006 to the date of acquisition. Purchase-price accounting effects primarily relate to the amortization of intangible assets (EUR 72 million, excluding the write-off of research and development assets) and inventory step-ups (EUR 24 million).
The following table presents the year-to-date unaudited pro forma results of Philips, assuming Lifeline, Witt Biomedical, Avent and Intermagnetics had been consolidated as of January 1, 2005:
Unaudited

		January-December 2005
		pro forma		pro forma
	Philips Group	adjustments	1)	Philips Group
Sales	25,445	415		25,860
Income from operations	1,558	(22)		1,536
Net income	2,868	(10)		2,858
Basic earnings per share — in euros	2.29			2.29

1)	Pro forma adjustments include sales, income from operations and net income from continuing operations of the acquired companies of 2005. For that purpose, sales related to the pre-existing relationship between Philips and Intermagnetics have been excluded. As Philips finances its acquisitions with own funds, the pro forma adjustments exclude the cost of external funding ncurred in 2005. The pro forma adjustments also reflect the impact of the purchase-price accounting effects of 2005. These effects primarily relate to the amortization of intangible assets (EUR 78 million, excluding the write-off of research and development assets) and inventory step-ups (EUR 24 million).
Crypto Tec
On March 31, 2006, Philips transferred its Crypto Tec activities to Irdeto, a provider of content security, and a subsidiary of multimedia group Naspers. Irdeto purchased the CryptoTec net assets for an amount of EUR 30 million. The gain on this transaction of EUR 31 million has been reported under Other business income.
Philips Enabling Technologies
On November 6, 2006, Philips sold Philips Enabling Technologies Group (ETG) to VDL for EUR 45 million. The gain on this transaction (EUR 3 million) has been reported under Other business income.
Philips Sound Solutions
On December 31, 2006, Philips transferred its Philips Sound Solutions (PSS) business to D&M Holding for EUR 53 million. The transaction resulted in a EUR 43 million gain, reported under Other business income.
150       Philips Annual Report 2007

246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information
FEI Company
On December 20, 2006, Philips sold its 24.8 % interest in FEI Company, a NASDAQ-listed company, in a public offering. The sale provided Philips with net proceeds of EUR 154 million and a non-taxable gain of EUR 76 million. The gain is included in Results relating to equity-accounted investees.
2005
During 2005, Philips completed several divestments, acquisitions and ventures. All business combinations have been accounted for using the purchase method of accounting. Major business combinations in 2005 relate to the acquisitions of Stentor and Lumileds.The remaining business combinations, both individually and in the aggregate, were deemed immaterial in respect of the SFAS No. 141 disclosure requirements.
Sales and income from operations related to activities divested in 2005, included in the Company’s consolidated statement of income for 2005, amounted to EUR 488 million and a loss of EUR 20 million, respectively.
The most significant acquisitions and divestments are summarized in the next two tables and described in the section below.
Acquisitions

		net	other
	cash	assets	intangible
	outflow	acquired1)	assets	goodwill
Stentor	194	(29)	108	115
Lumileds	788	(34)	268	554

1)	Excluding cash acquired
Divestments

		net assets		recognized
	cash inflow	divested	1)	gain
Connected Displays (Monitors)	—	(136	)2)	136
Philips Pension Competence Center	55	13		42
LG.Philips LCD	938	606		332
TSMC	770	310		460
NAVTEQ	932	179		753
Atos Origin	554	369		185
Great Nordic	67	19		48

1)	Excluding cash divested

2)	Represents net balance of assets received in excess of net assets divested
Stentor
In August 2005, Philips acquired all shares of Stentor, a US-based company. The related cash outflow was EUR 194 million. Stentor was founded in 1998 to provide a solution for enterprise-wide medical image and information management. Since the date of aquisition, Stentor has been consolidated within the Medical Systems sector.
Lumileds
In November 2005, Philips acquired an incremental 47.25% of Lumileds shares from Agilent, at a cost of EUR 788 million, which brought the Philips’ participating share to a level of 96.5%. The full business was included in the Lighting sector. In 2006, Philips acquired the remaining 3.5% of the shares.
The following table summarizes the fair value of the assets acquired and liabilities assumed with respect to the acquisition of the 47.25% additional Lumileds shares in November 2005:

November 28, 2005
Total purchase price (net of cash)	788

Allocated to:
Property, plant and equipment	62
Goodwill	554
Working capital	(78)
Deferred tax assets	17
Intangible assets	262
In-process R&D	6
Long-term debt	(35)
788
The amount of purchased in-process research and development assets acquired and written off in 2005 was EUR 6 million. This amount is included in the consolidated statement of income under Research and development expenses.
Intangible assets, excluding in-process research and development, is comprised of the following:

		amortization
		period
	amount	in years
Core technology	55	8
Existing technology	91	7
Customer relationships	101	11
Luxeon trade name	14	16
Backlog	1	1
	262
The following table presents the year-to-date unaudited pro-forma results of Philips, assuming Lumileds had been consolidated as of January 1, 2005:
Unaudited

		January-December 2005
		pro forma		pro forma Philips
	Philips Group	adjustments	1)	Group
Sales	25,445	235		25,680
Income from operations	1,558	(20)		1,538
Net income	2,868	(20)		2,848
Basic earnings per share — in euros	2.29			2.28

1)	The pro forma adjustments relate to sales, income from operations and net results of Lumileds attributable to the period preceding the acquisition (EUR 42 million positive impact after tax) and also reflect the amortization of intangibles (EUR 17 million after tax), share-based compensation expense (EUR 23 million after tax), the reversal of results relating to equity-accounted investees (EUR 18 million after tax) and remaining adjustments of EUR 4 million.
Philips Annual Report 2007      151

128 Group financial statements Notes to the group financial statements	188 IFRS information	240 Company financial statements
The following table presents the year-to-date unaudited pro-forma results of Philips, assuming Lumileds had been consolidated as of January 1, 2004:
Unaudited

				January-December 2004
		pro forma		pro forma Philips
	Philips Group	adjustments	1)	Group
Sales	24,855	234		25,089
Income from operations	1,156	4		1,160
Net income	2,836	(7)		2,829
Basic earnings per share — in euros	2.22			2.21

1)	The pro forma adjustments relate to sales, Income from operations and net results of Lumileds of 2004 (EUR 52 million positive impact after taxes) and also reflect the amortization of intangibles (EUR 19 million after tax), share-based compensation expense (EUR 13 million after tax), the reversal of results relating to equity-accounted investees (EUR 23 million after tax) and remaining adjustments of EUR 4 million.
Connected Displays (Monitors)
In September 2005, Philips sold certain activities within its monitors and flat TV business to TPV Technologies (TPV), a Hong Kong listed company, for a 15% ownership interest in TPV and a convertible bond of EUR 220 million. A gain of EUR 136 million was recognized in Other business income. TPV will continue to produce monitors for Philips that will be sold under the Philips brand. Philips accounts for the investment in TPV using the equity method since the Company can exercise significant influence.
Philips Pension Competence Center
In September 2005, Philips sold the legal entities which perform the asset management function and the pension administration of the Philips Pension Fund to Merrill Lynch and Hewitt, respectively. The transactions resulted in a cash inflow of EUR 55 million and a gain of EUR 42 million, which has been reported under Other business income.
LG.Philips LCD
In July 2005, LG.Philips LCD issued 65,000,000 American Depository Shares or an equivalent of 32,500,000 shares, resulting in a dilution gain for Philips of EUR 189 million. Contemporaneously, Philips sold 9,375,000 common shares. In December 2005, Philips sold 18 million common shares. As a result of these two transactions, Philips had a cash inflow of EUR 938 million and a gain on the sales of shares of EUR 332 million, which has been reported as Results relating to equity-accounted investees. As a result of these transactions, Philips’s participating share in LG.Philips LCD was reduced to 32.9%.
TSMC
In July and September 2005, Philips sold 567,605,000 common shares in the form of American Depository Shares of TSMC. This resulted in a cash inflow of EUR 770 million and a gain of EUR 460 million, which has been reported as Results relating to equity-accounted investees. Philips’ shareholding after these transactions was reduced from 19.0% to 16.4%. In 2005, Philips accounted for this investment using the equity method of accounting.
Great Nordic
In September 2005, Philips sold its remaining share of 3.1% in Great Nordic. This resulted in a cash inflow of EUR 67 million and a gain of EUR 48 million, which has been reported under Financial income and expenses.
Atos Origin
In July 2005, Philips sold its remaining share of 15.4% in Atos Origin. This resulted in a cash inflow of EUR 554 million and a gain of EUR 185 million, which has been reported under Financial income and expenses.
NAVTEQ
In April and May 2005, Philips sold its remaining share of 37.1% in NAVTEQ. This resulted in a cash inflow of EUR 932 million and a gain of EUR 753 million, which has been reported as Results relating to equity-accounted investees.

Income from operations
For information related to sales and income from operations on a geographical and segmental basis, see Information by sectors and main countries that begins on page 137 of this Annual Report.
Sales composition

	2005	2006	2007
Goods	22,912	24,107	24,270
Services	2,027	2,073	1,973
Licenses	506	502	550
	25,445	26,682	26,793
Salaries and wages

	2005	2006	2007
Salaries and wages	4,403	4,613	4,607
Pension costs	216	155	111
Other social security and similar charges:
— Required by law	593	635	634
— Voluntary	(24)	104	101
	5,188	5,507	5,453
Salaries and wages include an amount of EUR 35 million (2006: EUR 78 million, 2005: EUR 106 million) relating to restructuring charges.
See note 20 for further information on pension costs.
For the remuneration of the Board of Management and Supervisory Board, please refer to note 34.
Employees
The average number of employees by category is summarized as follows (in FTEs):

	2005	2006	2007
Production	58,466	59,955	61,447
Research & development	13,659	13,227	12,804
Other	28,338	27,694	28,469
Permanent employees	100,463	100,876	102,720
Temporary employees	15,609	16,225	16,660
Continuing operations	116,072	117,101	119,380
Discontinued operations1)	44,815	44,040	6,276

1)	Average number of discontinued operations relates to MDS, Semiconductors and MedQuist MDS was reported until June 2006 and Semiconductors until September 2006.
In many countries, employees render services under collective labor agreements, of which a significant portion expires within a year.
152       Philips Annual Report 2007

246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information
Depreciation and amortization
Depreciation of property, plant and equipment and amortization of intangibles are as follows:

	2005	2006	2007
Depreciation of property, plant and equipment	542	554	562
Amortization of internal-use software	78	71	76
Amortization of other intangible assets	87	152	200
Write-off of in-process R&D	6	33	13
	713	810	851
Depreciation of property, plant and equipment includes an additional write-off in connection with the retirement of property, plant and equipment amounting to EUR 28 million (2006: EUR 20 million, 2005: EUR 13 million).
Included in depreciation of property, plant and equipment is an amount of EUR 22 million (2006: EUR 17 million, 2005: EUR 42 million) relating to impairment charges.
Depreciation of property, plant and equipment and amortization of software are primarily included in cost of sales.
In 2007, no goodwill impairments were recorded (2006: nil, 2005: nil).
Rent
Rent expenses amounted to EUR 334 million (2006: EUR 392 million, 2005: EUR 378 million).
Selling expenses
Advertising and sales promotion costs incurred totaled EUR 994 million (2006: EUR 865 million, 2005: EUR 829 million) and are included in selling expenses. Shipping and handling costs of EUR 496 million are also included (2006: EUR 558 million, 2005: EUR 497 million).
General and administrative expenses
General and administrative expenses include the costs related to management and staff departments in the corporate center, divisions and country/regional organizations, amounting to EUR 820 million (2006: EUR 882 million, 2005: EUR 758 million). Additionally, the pension costs and costs of other postretirement benefit plans relating to employees, not allocated to current division activities, amounted to a net cost of EUR 34 million (2006: EUR 87 million, 2005: EUR 16 million).
Research and development expenses
Expenditures for research and development activities amounted to EUR 1,629 million, representing 6.1% of Group sales (2006: EUR 1,659 million, 6.2% of Group sales; 2005: EUR 1,593 million, 6.3% of Group sales).
For information related to research and development expenses on a segmental basis, see the section Information by sectors and main countries that begins on page 137 of this Annual Report.
Other business income
Other business income consists of the following:

	2005	2006	2007
Results on disposal of businesses	175	103	1
Results on disposal of fixed assets	152	107	92
Remaining business income (expense)	90	24	53
	417	234	146
Results on the disposal of businesses consisted of:

	2005	2006	2007
Philips Sound Solutions	—	43	—
CryptoTec	—	31	—
Connected Displays (Monitors)	136	23	—
Philips Pension Competence Center	42	—	—
Other	(3)	6	1
	175	103	1
In 2007, the results on the sale of fixed assets mainly related to the sale of certain buldings in Austria and the Netherlands as well as land in the US. Remaining business income is mainly attributable to certain settlements and the finalization of several divestitures.
The result on disposal of businesses in 2006 is related mainly to the sale of the CryptoTec activities which resulted in a gain of EUR 31 million, the sale of Philips Sound Solutions PSS to D&M Holding at a gain of EUR 43 million and the sale of the monitor business in Connected Displays at a gain of EUR 23 million. The result on disposal of fixed assets is mainly related to the sale of certain real estate assets in Austria with a gain of EUR 31 million. The remaining business income consists of the settlement of certain legal claims.
The result on disposal of businesses in 2005 related mainly to the sale of certain activities within the Company’s monitors and flat TV business to TPV at a gain of EUR 136 million, and the sale of asset management and pension administration activities to Merrill Lynch and Hewitt respectively at a gain of EUR 42 million (refer to note 2). The result on disposal of fixed assets in 2005 mainly related to the sale of buildings in Suresnes, France (EUR 67 million) and in the Netherlands (EUR 36 million). In 2005, remaining business income (expense) consisted of the settlement of some legal claims and some releases of provisions.

Restructuring charges
In 2007, a charge of EUR 37 million was recorded for restructuring. There were no goodwill impairment charges in 2007, 2006 and 2005. The components of restructuring charges recorded in 2005, 2006 and 2007 are as follows:

	2005	2006	2007
Personnel lay-off costs	106	78	35
Write-down of assets	10	5	4
Other restructuring costs	18	4	3
Release of excess provisions	(8)	(5)	(5)
	126	82	37
The restructuring charges are included in the following line items in the income statement:

	2005	2006	2007
Cost of sales	74	63	24
Selling expenses	32	8	4
G&A expenses	4	6	4
R&D expenses	16	5	5
	126	82	37
Philips Annual Report 2007      153

128 Group financial statements Notes to the group financial statements	188 IFRS information	240 Company financial statements
The most significant new projects in 2007
•	Within Lighting: Restructuring of the Oss plant in the Netherlands, from mass manufacturing to a competence center, and the closure of fluorescent lamp-based LCD backlighting activities.

•	Within Group Management & Services: Philips Electronics North America moving from New York to Andover.
The movements in the provisions and liabilities for restructuring costs in 2007 are presented by sector as follows:

	Dec. 31,				other	Dec. 31,
	2006	additions	utilized	released	changes1)	2007
Medical Systems	13	1	(14)	—	—	—
DAP	6	1	(4)	(1)	—	2
CE	12	7	(11)	—	—	8
Lighting	45	24	(51)	(4)	—	14
I&EB	—	1	—	—	—	1
GMS	16	4	—	—	(1)	19
	92	38	(80)	(5)	(1)	44

1)	Other changes primarily relate to translation differences
Additions to the provisions and liabilities, and the write-down of assets in 2007 of EUR 42 million are presented by sector as follows:

			write-
	personnel	other	down of
	costs	costs	assets	total
Medical Systems	1	—	—	1
DAP	1	—	—	1
CE	6	1	—	7
Lighting	22	2	4	28
I&EB	1	—	—	1
GMS	4	—	—	4
	35	3	4	42
The most significant new projects in 2006
•	Within Lighting: the relocation of parts of the loss-making activities in Weert, Netherlands, to low-cost areas, the relocation in Mexico of all Juarez plant activities to the Monterrey plant and the relocation of the standard Lead in Wire business in the Netherlands (Deurne) to Poland

•	Within Medical Systems: the transfer of the production of SPECT cameras from Milpitas to Cleveland

•	Within DAP: the restructuring of the Klagenfurt site in Austria, reduction of the fixed cost base and providing a more diverse and flexible supply base.
The movements in the provisions and liabilities for restructuring costs in 2006 are presented by sector as follows:

	Dec. 31,				other		Dec. 31,
	2005	additions	utilized	released	changes	1)	2006
Medical Systems	—	14	(1)	—	—		13
DAP	3	13	(10)	—	—		6
CE	23	12	(19)	(3)	(1)		12
Lighting	6	43	(2)	(2)	—		45
I&EB / GMS	30	—	(11)	—	(3)		16
	62	82	(43)	(5)	(4)		92

1)	Other changes primarily relate to translation differences
Additions to the provision and liabilities, and the write-down of assets in 2006 of EUR 87 million are presented by sector as follows:

			write-
	personnel	other	down of
	costs	costs	assets	total
Medical Systems	13	1	—	14
DAP	13	—	—	13
CE	11	1	—	12
Lighting	41	2	5	48
I&EB / GMS	—	—	—	—
	78	4	5	87
The most significant new projects in 2005
New projects in 2005 included the closure of the Audio/Video Innovation Centre and the restructuring of the Mobile Infotainment business in CE. Furthermore, within Lighting, further rationalization took place in Lamps through downsizing of excess capacity and transfer of production to low-wage countries. Within Innovation & Emerging businesses, a number of activities were prepared for their disentanglement or divestment The remaining restructuring projects in 2005 covered a number of smaller projects, all relating to lay-offs.
The movements in the provisions and liabilities for restructuring costs in 2005 are presented by sector as follows:

	Dec. 31,				other		Dec. 31,
	2004	additions	utilized	released	changes	1)	2005
Medical Systems	2	2	(3)	(1)	—		—
DAP	1	4	(2)	—	—		3
CE	33	67	(76)	(1)	—		23
Lighting	12	35	(38)	(3)	—		6
I&EB / GMS	59	16	(14)	(3)	(28)		30
	107	124	(133)	(8)	(28)		62

1)	Other changes primarily related to translation differences
Additions to the provision and liabilities, and the write-down of assets in 2005 of EUR 134 million are presented by sector as follows:

			write-
	personnel		down of
	costs	other costs	assets	total
Medical Systems	1	1	—	2
DAP	3	1	—	4
CE	54	13	—	67
Lighting	32	3	—	35
I&EB / GMS	16	—	10	26
	106	18	10	134
154       Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years

Financial income and expenses

	2005	2006	2007
Interest income	87	150	236
Interest expense	(289)	(339)	(279)
Net interest expense	(202)	(189)	(43)

Income from non-current financial assets	240	334	2,697
Foreign exchange results	1	2	(1)
Other financing income (expense)	65	(119)	(40)
	306	217	2,656

	104	28	2,613
Interest income increased by EUR 86 million during 2007, mainly as a result of higher average cash balances and higher average interest rates realized during 2007, compared to 2006.
Interest expense decreased by EUR 60 million during 2007, mainly as a result of lower average debt positions and lower interest costs on derivatives related to hedging of Philips foreign currency denominated cash balances and intercompany funding positions.
In 2007, income from non-current financial assets totaled EUR 2,697 million, and included EUR 2,528 million from the sale of shares in TSMC, EUR 31 million gain on sale of shares in Nuance Communications, EUR 10 million loss on sale of shares in JDS Uniphase and a cash dividend of EUR 128 million from TSMC. In 2006, income from non-current financial assets totaled EUR 334 million, and included a cash dividend of EUR 223 million from TSMC and a gain of EUR 97 million upon designation of the TSMC shares received through a stock dividend a trading securities. In 2005, EUR 233 million of tax-exempt gains from the sale of the remaining shares in Atos Origin and Great Nordic were recognized.
In 2007, other financial charges included an impairment charge of EUR 36 million in relation to the investment in JDS Uniphase, and a EUR 12 million gain as a result of the fair value change in the conversion option embedded in the convertible bond received from TPV Technology. In 2006, other financial charges include an impairment charge of EUR 77 million in relation to the investment in TPO Display, a EUR 61 million loss as a result of the fair value change in the conversion option embedded in the convertible bond received from TPV Technology and a EUR 29 million gain as a result of increases in the fair value of the trading securities held in TSMC. In 2005, other financial charges included a EUR 53 million fair value gain on the conversion option embedded in the TPV Technology convertible bond.

Income taxes
The tax expense on income before tax amounted to EUR 622 million (2006: EUR 167 million, 2005: EUR 526 million).
The components of income before taxes and income tax expense are as follows:

	2005	2006	2007
Netherlands	616	444	2,770
Foreign	1,046	785	1,695
Income before taxes	1,662	1,229	4,465

Netherlands
Current taxes	3	81	(41)
Deferred taxes	(92)	(58)	(144)
	(89)	23	(185)

Foreign:
Current taxes	(454)	(273)	(360)
Deferred taxes	17	83	(77)
	(437)	(190)	(437)

Income tax expense	(526)	(167)	(622)
Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rates vary from 12.5% to 41.0%, which causes a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.5% (2006: 29.6%; 2005: 31.5%).
A reconciliation of the weighted average statutory income tax rate to the effective income tax rate is as follows:

	2005	2006	2007
Weighted average statutory income tax rate	32.5	30.1	26.9

Tax effect of:
Changes in the valuation allowance:
- utilization of previously reserved loss carryforwards	(3.2)	(1.6)	(0.2)
- new loss carryforwards not expected to be realized	3.1	2.2	0.9
- additions (releases)	(9.3)	3.4	(3.5)
Non-tax-deductible impairment charges	—	—	0.2
Non-taxable income	(10.0)	(16.0)	(17.3)
Non-tax-deductible expenses	4.2	8.9	1.2
Withholding and other taxes	16.3	1.3	(0.2)
Tax rate changes	0.7	(6.5)	2.6
Tax incentives and other	(2.7)	(8.2)	3.3

Effective tax rate	31.6	13.6	13.9
The weighted average statutory tax rate declined in 2007 compared to 2006 due to change of the tax rates in certain countries, primarily due to a reduction in the Netherlands.
Philips Annual Report 2007      155

128 Group financial statements	188 IFRS information	240 Company financial statements

Notes to the group financial statements
The effective tax rate is lower than the weighted average statutory income tax rate in 2007, mainly due to non-taxable income related to dividend and the sale of shares of TSMC, and releases in the valuation allowance due to re-assessment by management, which is partly offset by reductions of deferred tax assets due to tax rate changes, and by ‘other’ including re–assessment of uncertain tax positions and of prior-year tax returns.
Deferred tax assets and liabilities

Deferred tax assets and liabilities relate to the following balance sheet captions:

		2006		2007
	assets	liabilities	assets	liabilities
Intangible assets	97	(330)	110	(298)
Property, plant and equipment	90	(60)	126	(55)
Inventories	158	(20)	164	(47)
Prepaid pension costs	10	(590)	18	(784)
Other receivables	70	(20)	52	(9)
Other assets	420	(20)	58	(34)
Provisions:
- Pensions	383	(63)	444	(9)
- Restructuring	20	—	—	—
- Guarantees	10	—	13	—
-Termination benefits	20	—	19	—
-Other postretirement benefits	100	—	147	—
- Other provisions	460	(140)	368	(277)
Other	169	(25)	192	(35)
Total deferred tax assets/liabilities	2,007	(1,268)	1,711	(1,548)

Tax loss carryforwards (including tax credit carryforwards)	1,000		1,014
Net deferred tax position	1,739		1,177
Valuation allowances	(721)		(494)

Net deferred tax assets	1,018		683
In assessing the realizability of deferred tax assets, managements considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets arising from net operating losses, the Company will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes, as at December 31, 2007, it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance.
The valuation allowance for deferred tax assets was EUR 494 million and EUR 721 million as of December 31, 2007 and 2006, respectively. The net changes in the total valuation allowance, due to re-assessement by management, were a decrease of EUR 227 million, a decrease of EUR 214 million and an increase of EUR 40 million for the years ended December 31, 2007, 2006 and 2005, respectively.
At December 31, 2007, operataing loss carryforwards expire as follows:

						2013/		un-
Total	2008	2009	2010	2011	2012	2017	later	limited
4,496	8	11	5	14	10	6	884	3,558
The Company also has tax credit carryforwards of EUR 77 million, which are available to offset future tax, if any, and which expire as follows:

						2013/		un-
Total	2008	2009	2010	2011	2012	2017	later	limited
77	1	1	—	2	4	5	25	39
Classification of the deferred tax assets and liabilities is as follows:

	2006	2007
Deferred tax assets — under other current assets	489	399
Deferred tax assets — under other non-current assets	1,138	971
Deferred tax liabilities — under provisions	(609)	(687)
	1,018	683
Classification of the income tax payable and receivable is as follows:

	2006	2007
Income tax receivable — under current receivables	105	52
Income tax receivable — under non–current receivables	25	14
Income tax payable — under accrued liabilities	(519)	(154)
Income tax payable — under non-current liabilities	(36)	(1)
Uncertain tax positions

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainity in Income Taxes, on January 1, 2007. As a result o the implementation of FIN 48, the Company reassessed its tax positions and concluded that no cumulative –effect adjustment relating to adopting FIN 48 is required on January 1, 2007. A reconciliation of the beginning and ending amount of unrecognised tax benefits is as follows:

Balance January 1, 2007	719
Additions based on tax positions related to the current year	116
Additions for tax positions of prior years	23
Reductions for tax positions of prior years for:
– Charge in judgement	(28)
– Settlement during the period	(159)
– Lapses of applicable statute of limitation	(1)
– Currency differences	(43)
Balance at December 31, 2007	627
The estimated timing of cash payments associated with unrecognised tax positions amounting to EUR 627 million is not reliably estimable.
The total amount of unrecognized tax benefits that, if recognised, would affect the effective tax rate is EUR 577 million.
Unrecognised tax benefits including interest and penalties are accounted for as follows:

Netted against deferred tax assets	143
Netted against income tax receivable	100
Non–current portion of other liabilities	429
156     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Estimated interest and penalties relating to unrecognized tax benefits are classified as a component of finance charges and income tax expense, respectively. During the years ended December 31, 2007, 2006, and 2005, the Company recognized EUR 14 million, EUR 6 million, and EUR 5 million respectively in interest and penalties. In addition, the Company accrued EUR 45 million and EUR 37 million in interest and penalties at December 31, 2007 and 2006, respectively.
In many cases, unrecognized tax benefits are related to tax years that remain subject to examination by the relevant tax authorities. The following table summarizes these open years by major jurisdictions:
Major jurisdiction

Open tax years
United States	2003 — 2007
United Kingdom	2001 — 2007
Germany	1997 — 2007
France	2004 — 2007
Netherlands	2006 — 2007
HongKong	2005 — 2007
There are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

Investments in equity-accounted investees
Results relating to equity-accounted investees

	2005	2006	2007
Company’s participation in income and loss	513	(180)	271
Gains on sales of shares	1,545	79	514
Gains arising from dilution effects	165	14	—
Investment impairment/other charges	(469)	(70)	(22)
	1,754	(157)	763
Detailed information on the aforementioned individual line items is set out below.
Company’s participation in income and loss

	2005	2006	2007
LG.Philips LCD	146	(196)	260
LG.Philips Displays	(39)	—	—
Others	406	16	11
	513	(180)	271
2007
The Company had a share in income, mainly related to LG.Philips LCD.
Philips is represented on the board of directors and continued to exercise influence by participating in the policy-making processes of LPL. Accordingly, Philips continued to apply equity accounting for LPL in 2007.
2006
The Company had a share in losses, mainly related to LG.Philips LCD.
2005
The Company had a share in income, mainly TSMC and LG.Philips LCD, and losses, mainly LG.Philips Display. The operational loss of LG. Philips Displays included restructuring costs of EUR 30 million.
Results on sales of shares

	2005	2006	2007
FEI Company	—	76	—
NAVTEQ	753	—	—
TSMC	460	—	—
LG.Philips LCD	332	—	508
Others	—	3	6
	1,545	79	514
2007
In 2007, Philips sold 46,400,000 shares of LG.Philips LCD common stock, resulting in a gain of EUR 508 million. As a result of the sale, Philips’ shareholding in LG.Philips LCD was reduced from 32.9% to 19.9%.
2006
In 2006, Philips sold its interest of 24.8% in FEI Company (see note 2).
2005
In 2005, Philips sold its remaining 33.1 million shares in NAVTEQ, resulting in a non-taxable gain of EUR 753 million. As a result of this transaction, Philips’ shareholding in NAVTEQ was reduced to zero.
Results on sales of shares include a gain of EUR 460 million resulting from the sale of 567,605,000 common shares in the form of American Depository Shares in TSMC. Following the aforementioned sale of TSMC shares, Philips’ shareholding in TSMC was reduced to 16.4%. During 2005, the Company was represented on the board of directors and continued to exercise influence by participating in the policy-making processes of TSMC. Accordingly, the Company continued to apply equity accounting for TSMC. In January 2006, Philips’ influence on TSMC’s financial and operating policies, including representation on the TSMC Board, was reduced. Effective January 2006, the investment was transferred to available-for-sale securities since Philips is no longer able to exercise significant influence.
In 2005, Philips sold 27,375,000 shares of LG.Philips LCD common stock, resulting in a gain of EUR 332 million. As a result of the sale, Philips’ shareholding in LG.Philips LCD was reduced from 40.5% to 32.9%.
Gains and losses arising from dilution effects

	2005	2006	2007
TPV	—	14	—
LG.Philips LCD	189	—	—
TSMC	(24)	—	—
	165	14	—
2005
The secondary offering of LG.Philips LCD of 65,000,000 American Depository Shares in July 2005 has resulted in a dilution gain of EUR 189 million, reducing Philips’ share from 44.6% to 40.5%. Furthermore, a loss of EUR 24 million related to the issuance of shares to employees of TSMC was included. According to TSMC’s Articles of Incorporation, annual bonuses to employees have been granted, partially in shares. Philips’ shareholding in TSMC was diluted as a result of the shares issued to employees.
Investment impairment/other charges

	2005	2006	2007
LG.Philips Displays	(458)	(61)	(22)
Others	(11)	(9)	—
	(469)	(70)	(22)
Philips Annual Report 2007      157

128 Group financial statements	188 IFRS information	240 Company financial statements
     Notes to the group financial statements
2007
The voluntary support of social plans for employees impacted by the bankruptcy of certain LG.Philips Displays activities amounted to EUR 22 million.
2006
The voluntary support of social plans for employees impacted by the bankruptcy of certain LG.Philips Displays activities amounted to EUR 61 million.
2005
Investment impairment charges in 2005 related to LG.Philips Displays and a few smaller investments. In December 2005, as a result of various factors including lower demand and increased pricing pressures for CRT’s, the Company concluded that its investment in LG.Philips Displays was impaired. Accordingly, the Company wrote off the remaining book value of the investment and recorded an impairment charge of EUR 126 million. Additionally, the Company recognized the accumulated foreign translation loss related to this investment of approximately EUR 290 million.
The Company also fully provided for the existing guarantee of EUR 42 million provided to LG.Philips Displays’ banks.
Investments in, and loans to, equity-accounted investees
The changes during 2007 are as follows:

	loans	investments	total
Investment in equity-accounted investees as of January 1, 2007	5	2,969	2,974
Changes:
Acquisitions/additions	—	10	10
Sales/repayments	(4)	(1,040)	(1,044)
Share in income/value adjustments	—	271	271
Dividends received	—	(48)	(48)
Translation and exchange rate differences	(1)	(276)	(277)
Investments in equity-accounted investees as of December 31, 2007	—	1,886	1,886
Included in investments is EUR 404 million (2006: EUR 741 million), representing the excess of the Company’s investment over its underlying equity in the net assets of equity-accounted investees. The principal amount is EUR 393 million (2006: EUR 731 million) for LG.Philips LCD.
The total carrying value of investments in, and loans to, equity-accounted investees is summarized as follows:

		2006		2007
	share-		share-
	holding %	amount	holding %	amount
LG.Philips LCD	32.9	2,625	19.9	1,607
Other equity-accounted investees		349		279
		2,974		1,886
The fair value of Philips’ shareholdings in the publicly listed company LG.Philips LCD, based on quoted market prices at December 31, 2007 was EUR 2,556 million.
The investments in equity-accounted investees are mainly included in the sector Group Management & Services.
Summarized information of equity-accounted investees
Summarized financial information for the Company’s investments in equity-accounted investees, on a combined basis, is presented below:

	2005	2006	2007
Net sales	20,083	13,599	15,799
Income (loss) before taxes	2,269	(626)	1,304
Income taxes	117	187	(169)
Other income (loss)	(94)	(36)	(1)
Net income (loss)	2,292	(475)	1,134

Total share in net income (loss) of equity-accounted investees recognized in the consolidated statements of income	513	(180)	271

	December 31
	2006	2007
Current assets	4,758	6,380
Non-current assets	9,788	6,406
	14,546	12,786
Current liabilities	(4,188)	(3,340)
Non-current liabilities	(3,453)	(2,429)
Net asset value	6,905	7,017

Investments in and loans to equity-accounted investees included in the consolidated balance sheet	2,974	1,886
158     Philips Annual Report 2007

246	Reconciliation of non-US GAAP information	250 Corporate governance	258	The Philips Group in the last ten years	260 Investor information

Earnings per share
The earnings per share (EPS) data have been calculated as follows:

		2005		2006		2007
Net income
Income from continuing operations		2,879		901		4,601
Income (loss) from discontinued operations		(11)		4,482		(433)
Net income available to holders of common shares		2,868		5,383		4,168

Weighted average number of shares		1,249,955,546		1,174,924,579		1,086,128,418
Plus incremental share from assumed conversions of:
Options and restricted share rights	2,771,955		6,817,690		10,203,409
Convertible debentures	602,863		1,042,061		1,103,117
Dilutive potential common shares1)		3,374,818		7,859,751		11,306,526
Adjusted weighted average number of shares		1,253,330,364		1,182,784,330		1,097,434,944

Basic earnings per share in euros
Income from continuing operations		2.30		0.77		4.24
Income (loss) from discontinued operations		(0.01)		3.81		(0.40)
Net income		2.29		4.58		3.84

Diluted earnings per share in euros
Income from continuing operations		2.30		0.76		4.19
Income (loss) from discontinued operations		(0.01)		3.79		(0.39)
Net income		2.29		4.55		3.80

1)	In 2007, 27 million securities (2006: 19 million, 2005: 34 million) that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been antidilutive for the periods presented.

Receivables
Accounts receivable, net, include installment accounts receivable of EUR 3 million (2006: EUR 8 million).
Income taxes receivable (current portion) totaling EUR 52 millon (2006: EUR 105 million) are included under receivables.
The change in the allowance for doubtful accounts receivable are as follows:

	2005	2006	2007
Balance as of January 1	404	369	336
Additions charged to income	30	52	62
Deductions from allowance1)	(62)	(72)	(85)
Other movements2)	(3)	(13)	(13)
Balance as of December 31	369	336	300

1)	Write-offs for which an allowance was previously provided

2)	Including the effect of translation differences and consolidation changes

Inventories
Inventories are summarized as follows:

	2006	2007
Raw materials and supplies	849	918
Work in process	380	391
Finished goods	1,859	2,015
Advance payments on work in process	(208)	(121)
	2,880	3,203
The amounts recorded above are net of allowances for obsolescence.
As of December 31, 2007, the carrying amount of inventories carried at fair value less cost-to-sell is EUR 190 million (2006: EUR 116 million).

Other current assets
Other current assets consist of a current deferred tax of EUR 399 million (2006: EUR 489 million), derivative instruments assets of EUR 275 million(2006: EUR 298 million), prepaid expenses of EUR 346 million (2006: EUR 279 million) and held-for-trading securities of EUR nil (2006: EUR 192 million).
Philips Annual Report 2007     159

128	Group financial statements	188 IFRS information	240 Company financial statements

Notes to the group financial statements

Other non-current financial assets
The changes during 2007 are as follows:

			cost-
	available-	restricted	method
	for-sale	liquid	invest-
	securities	assets	ments	other	total
Balance as of January 1, 2007	6,529	200	1,043	283	8,055

Changes:

Reclassifications	(19)	—	(19)	—	—

Acquisitions/additions	15	11	5	34	65

Sales/redemptions/reductions	(4,180)	(109)	—	(25)	(4,314)

Value adjustments	(607)	—	—	8	(599)
Translation and exchange differences	—	(1)	(2)	(21)	(24)
Balance as of December 31, 2007	1,776	101	1,027	279	3,183
Investments in available-for-sale securities
The Company’s investments in available-for-sale securities consist of investments in shares of companies in various industries.

		2006		2007
	number of		number of
	shares	fair value	shares	fair value
D&M Holdings	11,126,640	32	11,126,640	32
TSMC	4,066,046,793	6,395	1,311,490,224	1,699
		6,427		1,731
During 2007, the Company further reduced its shareholding portfolio of available-for-sale securities.
On March 12, 2007, Philips and TSMC jointly announced that the companies agreed to a multi-phased plan to facilitate an orderly exit by Philips from its shareholding in TSMC. The plan comprised a private sale transaction to long-term financial investors in Taiwan, the offering of shares through a public offering in the United States (in the form of American Depositary Shares) and the participation in stock repurchase programs initiated by TSMC. As a consequence Philips disposed of EUR 2,755 million TSMC shares and realized an aggregate gain of EUR 2,528 million, which was presented under Financial income and expense. As of December 31, 2007, Phillips owns 4.96% of TSMC’s share capital with a current market value of EUR 1,699 million.
On May 17, 2007, Philips sold its remaining stake of approximately 2.5% (4,914,875 common shares) of the issued share capital in US-based JDS Uniphase. On September 14, 2007, Philips sold its stake of approximately 2.5% (4,587,333 common shares) in US-based Nuance Communications. The results on these transactions were recognized under Financial income and expenses.
Included in other non-current financial assets is a convertible bond issued to the Company by TPV with a total fair value of EUR 190 million as at December 31, 2007. The bond has a maturity date of September 5, 2010, with an option to convert the bond into shares of TPV during the period September 5, 2008 until maturity.
Cost-method investments
The major cost-method investment is NXP, for an amount of EUR 854 million, of which the Company holds 19.9% of the cumulative preferred shares and 17.5% of the common shares. The interest in NXP resulted from the sale of a majority stake in the Semiconductors division in September 2006. The Company performed an impairment review on the cost of the investment in NXP and concluded that no impairment needs to be recognized at December 31, 2007.
In June 2006, the merger of MDS with Toppoly was completed. As a consequence of the transaction, Philips holds a 17.4% stake in TPO, valued at amortized cost of EUR 103 million, net of an impairment of EUR 77 million.

Non-current receivables
Non-current receivables include receivables with a remaining term of more than one year, and the non-current portion of income taxes receivable amounting to EUR 14 million (2006: EUR 25 million).

Other non-current assets
Other non-current assets in 2007 are comprised of prepaid pension costs of EUR 2,703 million (2006: EUR 2,262 million), deferred tax assets of EUR 971 million (2006: EUR 1,138 million) and prepaid expenses of EUR 52 million (2006: EUR 47 million).
160     Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years

Property, plant and equipment

					prepayments
					and	no longer
	land and	machinery and		other	construction in	productively
	buildings	installations	lease assets	equipment	progress	employed	total
Balance as of January 1, 2007:
Cost	2,182	3,303	74	1,552	393	20	7,524
Accumulated depreciation	(911)	(2,224)	(50)	(1,242)	—	(13)	(4,440)
Book value	1,271	1,079	24	310	393	7	3,084

Changes in book value:
Capital expenditures	113	283	30	235	—	—	661
Retirements and sales	(6)	(24)	(1)	(6)	(42)	(3)	(82)
Depreciation	(76)	(235)	(12)	(189)	—	—	(512)
Write-downs and impairments	(7)	(15)	—	—	—	—	(22)
Translation differences	(15)	(8)	(3)	(14)	(5)	—	(45)
Changes in consolidation	88	(6)	2	15	(3)	—	96
Total changes	97	(5)	16	41	(50)	(3)	96

Balance as of December 31, 2007:
Cost	2,303	3,395	88	1,732	343	13	7,874
Accumulated depreciation	(935)	(2,321)	(48)	(1,381)	—	(9)	(4,694)
Book value	1,368	1,074	40	351	343	4	3,180
Land with a book value of EUR 148 million, as at December 31, 2007 (2006: EUR 141 million) is not depreciated.
The expected useful lives as of December 31, 2007, were as follows:

Buildings	from 14 to 50 years
Machinery and installations	from 4 to 15 years
Lease assets	from 3 to 10 years
Other equipment	from 3 to 10 years
Capital expenditures include capitalized interest related to construction in progress amounting to EUR 5 million in 2007 (2006: EUR 9 million).
Philips Annual Report 2007 161

128	Group financial statements	188	IFRS information	240	Company financial statements

Notes to the group financial statements

Intangible assets excluding goodwill
The changes during 2007 were as follows:

		other
		intangible
	software	assets	total
Balance as of January 1, 2007:
Cost	552	2,199	2,751
Accumulated amortization	(386)	(552)	(938)
Book value	166	1,647	1,813

Changes in book value:
Acquisitions/additions	125	704	829
Amortization/deductions	(76)	(200)	(276)
Translation differences	(11)	(200)	(211)
Other	7	(8)	(1)
Total changes	45	296	341

Balance as of December 31, 2007:
Cost	615	2,629	3,244
Accumulated amortization	(404)	(686)	(1,090)
Book value	211	1,943	2,154
Other intangible assets in 2007 consist of:

		January 1		December 31
		accumulated		accumulated
	gross	amortization	gross	amortization
Marketing-1) related	301	(47)	168	(30)
Customer- related	874	(180)	1,042	(182)
Contract- based	54	(9)	33	(10)
Technology-based	584	(239)	735	(374)
Patents and trademarks1)	386	(77)	651	(90)
	2,199	(552)	2,629	(686)

1)	In 2007, a reclassification was made of EUR 100 million following finalization of the purchase price accounts of Lifeline.
The estimated amortization expense for these other intangible assets for each of the five succeeding years is:

2008	181
2009	180
2010	176
2011	149
2012	127
The expected weighted average remaining life of other intangibles is 6.4 years as of December 31, 2007.
The additions acquired through business combinations in 2007 consist of the acquired intangible assets of Partners in Lighting of EUR 217 million and Color Kinetics of EUR 187 million.
Other intangible assets include EUR 356 million representing the trademarks and trade names Lifeline and Avent, which were acquired in 2006 and have indefinite useful lives. These brands are used together with the Philips brand in a dual branding strategy. Therefore these brands are not amortized but tested for impairment annually or whenever there is an indication that the brand may be impaired.
The unamortized costs of computer software to be sold, leased or otherwise marketed amounted to EUR 63 million (2006: EUR 57 million). The amounts charged to the income statement for amortization or impairment of these capitalized computer software costs amounted to EUR 20 million (2006: EUR 18 million).

Goodwill
The changes in 2006 and 2007 were as follows:

	2006	2007
Balance as of January 1:
Cost	2,570	3,853
Accumulated amortization/impairments	(142)	(130)
Book value	2,428	3,723

Acquisitions	1,590	810
Translation differences	(295)	(398)

Balance as of December 31:
Cost	3,853	4,249
Accumulated amortization/impairments	(130)	(114)
Book value	3,723	4,135
The key assumptions used in the annual impairment test are growth of sales and gross margin, together with the rates used for discounting the forecast cash flows. The discount rates are determined for each reporting unit (one level below sector level) and range from 8.0% to 11.3%, with an average of 9.7% for the Group. Sales and gross margin growth are based on management’s internal forecasts for four years that are extrapolated for another five years with reduced growth rates, after which a terminal value is calculated in which growth rates are reduced to a level of 0% to 3.5%.
Acquisitions in 2007 include the goodwill paid on the acquisition of Partners in Lighting for EUR 297 million, Color Kinetics for EUR 357 million and several smaller acquisitions. In addition goodwill changed due to the finalization of purchase price accounting related to acquisitions in prior years.
Acquisitions in 2006 include the goodwill paid on the acquisition of Lifeline for EUR 341 million, Witt Biomedical for EUR 90 million, Avent for EUR 344 million and Intermagnetics for EUR 733 million (adjusted for the effects of the final purchase price allocation completed in 2007), and several smaller acquisitions.
Please refer to Information by sectors and main countries that begins on page 138 of this Annual Report for a specification of goodwill by sector.
162 Philips Annual Report 2007

246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information

Accrued liabilities
Accrued liabilities are summarized as follows:

	2006	2007
Personnel-related costs:
- Salaries and wages	492	433
- Accrued holiday entitlements	185	178
- Other personnel-related costs	120	169
Fixed-assets-related costs:
- Gas, water, electricity, rent and other	71	62
Taxes:
- Income tax payable	519	154
- Other taxes payable	2	12
Communication & IT costs	47	31
Distribution costs	64	109
Sales-related costs:
- Commissions payable	65	43
- Advertising and marketing-related costs	119	66
- Other sales-related costs	180	206
Material-related accruals	167	134
Interest-related accruals	118	110
Deferred income	478	564
Derivative instruments — liabilities note 35	101	144
Other accrued liabilities	569	569
	3,297	2,984
Please refer to note 6 for a specification of income tax payable.

Provisions
Provisions are summarized as follows:

		2006		2007
	long-	short-	long-	short-
	term	term	term	term
Provision for defined-benefit plans (see note 20)	787	91	745	68
Other postretirement benefits (see note 21)	337	36	390	23
Postemployment benefits and obligatory severance payments	92	50	113	13
Deferred tax liabilities (see note 6)	488	121	686	1
Product warranty	17	348	133	190
Loss contingencies (environmental remediation and product liability)	483	93	432	49
Other provisions	213	137	228	33
	2,417	876	2,727	377
Product warranty
The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that are expected to be incurred by the Group with respect to products sold. The changes in the provision for product warranty are as follows:

	2005	2006	2007
Balance as of January 1	353	378	365
Changes:
Additions	491	438	360
Utilizations	(472)	(443)	(369)
Releases	(7)	—	(6)
Translation differences	20	(13)	(16)
Changes in consolidation	(7)	5	(11)
Balance as of December 31	378	365	323
Loss contingencies (environmental remediation and product liability)
This provision includes accrued losses recorded with respect to environmental remediation and product liability (including asbestos) obligations which are probable and reasonably estimatable. Please refer to note 27.
The changes in this provision are as follows:

	2005	2006	2007
Balance as of January 1	275	287	576
Changes:
Additions	27	370	16
Utilizations	(43)	(39)	(66)
Releases	(3)	(5)	(1)
Translation differences	31	(37)	(44)
Balance as of December 31	287	576	481
Postemployment benefits and obligatory severance payments
The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.
The provision for obligatory severance payments covers the Company’s commitment to pay employees a lump sum upon the employee’s dismissal or resignation. In the event that a former employee has passed away, the Company may have a commitment to pay a lump sum to the deceased employee’s relatives.
Other provisions
Other provisions include provisions for employee jubilee funds totaling EUR 79 million (2006: EUR 88 million) and expected losses on existing projects/orders totaling EUR 14 million (2006: EUR 14 million).
Philips Annual Report 2007       163

128 Group financial statements	188 IFRS information	240 Company financial statements
Notes to the group financial statements

Pensions
Employee pension plans have been established in many countries in accordance with the legal requirements, customs and the local situation in the countries involved. The majority of employees in Europe and North America are covered by defined-benefit pension plans. The benefits provided by these plans are based on employees’ years of service and compensation levels. The measurement date for all defined-benefit pension plans is December 31.
For funded plans the Company makes contributions, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants. These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs.

	2005	2006	2007
Summary of pre-tax costs for pension plans and retiree healthcare plans
Defined — benefit plans	157	75	27
Defined — contribution plans incl. multi-employer plans	56	80	84
Medical retiree cost (see note 21)	(101)	39	36
	112	194	147
The Company funds certain defined-benefit pension plans as claims are incurred. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for both funded and unfunded defined-benefit pension plans with accumulated benefit obligations in excess of plan assets are included in the table below:

	2006	2007
Projected benefit obligation	3,791	4,476
Accumulated benefit obligation	3,600	4,356
Fair value of plan assets	2,543	3,445
The table below provides a summary of the changes in the pension benefit obligations and defined pension plan assets for 2007 and 2006 and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets:

			2006				2007
	Netherlands	other	total		Netherlands	other	total
Projected benefit obligation
Projected benefit obligation at beginning of year	12,936	8,198	21,134		12,396	8,014	20,410
Service cost	198	129	327		147	118	265
Interest cost	531	411	942		521	399	920
Employee contributions	1	9	10		—	4	4
Actuarial (gains) losses	(325)	299	(26)		(670)	(86)	(756)
Plan amendments	—	3	3		—	4	4
Curtailments	(185)	(76)	(261	)1)	—	2	2
Settlements	(76)	(103)	(179	)1)	(435)	(67)	(502	)3)
Changes in consolidation	—	(173)	(173	)1)	—	49	49
Benefits paid	(684)	(463)	(1,147)		(700)	(452)	(1,152)
Exchange rate differences	—	(223)	(223)		—	(564)	(564)
Miscellaneous	—	3	3		1	(2)	(1)
Projected benefit obligation at end of year	12,396	8,014	20,410		11,260	7,419	18,679

Present value of funded obligations at end of year	12,378	7,154	19,532		11,245	6,621	17,866
Present value of unfunded obligations at end of year	18	860	878		15	798	813

Plan assets
Fair value of plan assets at beginning of year	14,491	6,339	20,830		14,521	6,831	21,352
Actual return on plan assets	559	491	1,050		320	325	645
Employee contributions	1	9	10		—	4	4
Employer contributions	232	696	928		145	187	332
Settlements	(79)	(103)	(182	)2)	(516)	(61)	(577	)3)
Changes in consolidations	—	(23)	(23	)2)	—	53	53
Benefits paid	(683)	(393)	(1,076)		(700)	(383)	(1,083)
Exchange rate differences	—	(185)	(185)		—	(525)	(525)
Miscellaneous	—	—	—		1	(2)	(1)
Fair value of plan assets at end of year	14,521	6,831	21,352		13,771	6,429	20,200

Funded status	2,125	(1,183)	942		2,511	(990)	1,521

1)	Of which EUR (237) million (curtailments); EUR (79) million (settlements other); EUR (173) million (changes in consolidation) is discontinued operations

2)	Of which EUR (79) million (settlements other); EUR (23) million (changes in consolidation) is discontinued operations

3)	Of which EUR (473) million (PBO) and EUR (560) million (Assets) is discontinued operations
164       Philips Annual Report 2007

246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information

			2006			2007
	Netherlands	other	total	Netherlands	other	total
Amounts recognized in the consolidated balance sheet
Prepaid pension costs under other non-current assets	2,143	119	2,262	2,526	177	2,703
Accrued pension costs under other non-current liabilities	—	(442)	(442)	—	(369)	(369)
Provisions for pensions under provisions including discontinued operations	(18)	(860)	(878)	(15)	(798)	(813)
Net pension asset/(liability) at year — end	2,125	(1,183)	942	2,511	(990)	1,521

Amounts recognized in accumulated other comprehensive income (before tax)
Net actuarial loss	273	1,301	1,574	105	1,083	1,188
Prior-service cost (credit)	(464)	52	(412)	(421)	36	(385)
Accumulated other comprehensive income	(191)	1,353	1,162	(316)	1,119	803
The weighted average assumptions used to calculate the projected benefit obligations as of December 31 were as follows:

			2006			2007
	Netherlands		other	Netherlands		other
Discount rate	4.3%		5.2%	4.8%		5.6%
Rate of compensation increase		*	3.5%		*	3.9%
The weighted-average assumptions used to calculate the net periodic pension cost for the years ended December 31 were as follows:

		2006		2007
	Netherlands	other	Netherlands	other
Discount rate	4.2%	5.1%	4.3%	5.2%
Expected returns on plans assets	5.7%	6.1%	5.7%	6.1%
Rate of compensation increase	*	3.4%	*	3.5%

*	The rate of compensation increase for the Netherlands consists of a general compensation increase and an individual salary increase based on merit seniority and promotion. The average individual salary increase for all active participants for the remaining working lifetime is estimated at 0.75% annually. The assumed rate of general compensation increase for the Netherlands for calculating the projected benefit obligations amounts to 2.3% (2006: 2.0%). The indexation assumption used to calculate the projected benefit obligations for the Netherlands is 2.3% (2006: 2.0%) until 2008 and 1.15% (2006: 1.0%) from 2008 onwards. The difference reflects a change in indexation policy.
Philips Annual Report 2007       165

128 Group financial statements	188 IFRS information	240 Company financial statements
       Notes to the group financial statements
The components of net periodic pension costs and other amounts recognized in Other comprehensive income were as follows:

	Netherlands	other	total
2007
Service cost	147	118	265
Interest cost on the projected benefit obligation	521	399	920
Expected return on plan assets	(813)	(384)	(1,197)
Net amortization of unrecognized net transition assets/liabilities	—	—	—
Net acturial (gain) loss recognized	(6)	79	73
Amortization of prior-service cost	(43)	14	(29)
Settlement loss	—	(7)	(7)
Curtailment gain	—	2	2
Net periodic cost (income)	(194)	221	27

Items recognized in other comprehensive income (not applicable for 2006 and 2005)
Current year
- Net actuarial loss (gain)	(174)	(139)	(313)
- Prior service cost (credit)	—	(2)	(2)
Reclassified/included in pension costs
- Amortization of net actuarial gains and losses	6	(79)	(73)
- Amortization prior service costs (credits)	43	(14)	29
	(125)	(234)	(359)

Recognized in net periodic benefit cost and other comprehensive income	(319)	(13)	(332)

2006
Service cost	198	129	327
Interest cost on the projected benefit obligation	531	411	942
Expected return on plan assets	(808)	(390)	(1,198)
Net amortization of unrecognized net transition assets/liabilities	—	1	1
Net actuarial (gain) loss recognized	(49)	84	35
Amortization of prior-service cost	(56)	25	(31)
Settlement loss	8	2	10
Curtailment gain	(21)	(1)	(22)
Other	5	23	28
Net periodic cost (income)1)	(192)	284	92

2005

Service cost	211	132	343
Interest cost on the projected benefit obligation	557	392	949
Expected return on plan assets	(739)	(360)	(1,099)
Net amortization of unrecognized net transition assets/liabilities	—	1	1
Net actuarial (gain) loss recognized	(28)	44	16
Amortization of prior-service cost	(57)	27	(30)
Settlement loss	—	12	12
Curtailment loss	—	—	—
Other	(4)	(1)	(5)
Net periodic cost (income)2)	(60)	247	187

1)	Of which EUR 17 million (Netherlands EUR (12) million, other EUR 29 million) is related to discontinued operations

2)	Of which EUR 30 million (Netherlands EUR (5) million, other EUR 35 million) is related to discontinued operations
The estimated net actuarial loss and prior-service cost (credit) for the defined-benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over next year (2008) are EUR 46 million and EUR (33) million, respectively.
The Company also sponsors defined-contribution and similar types of plans for a significant number of salaried employees. The total cost of these plans amounted to EUR 84 million (2006: EUR 80 million, 2005: EUR 56 million). In 2007, the defined-contribution cost includes contributions to multi-employer plans of EUR 4 million (2006: EUR 4 million, 2005: EUR 3 million).
166       Philips Annual Report 2007

246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information
Cash flows
The Company expects considerable cash outflows in relation to employee benefits which are estimated to amount to EUR 314 million in 2008 (2007: EUR 433 million), consisting of EUR 160 million employer contributions to defined-benefit pension plans, EUR 89 million employer contributions to defined-contribution pension plans, and EUR 65 million expected cash outflows in relation to unfunded pension plans. The employer contributions to defined-benefit pension plans are expected to amount to EUR 129 million for the Netherlands and EUR 31 million for other countries.
Estimated future pension benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2008	1,158
2009	1,141
2010	1,150
2011	1,158
2012	1,172
Years 2013-2017	6,222

	Netherlands	other	total
The accumulated benefit obligation for all defined-benefit pension plans was
2007	10,944	7,123	18,067
2006	12,047	7,707	19,754
Plan assets: investment policies/strategies
Investment policies are reviewed at least once per year. The resulting investment plans determine the strategic asset allocations, the constraints on any tactical deviation from such strategic allocations and the constraints on amongst others geographical allocations and credit risk, and will be reflected in the investment guidelines to the respective investment managers. In order to keep the investment strategies in balance with pension obligations, asset-liability reviews are carried out at least once every three years. Generally, plan assets are invested in global equity and debt markets (with the exception of debt or equity instruments that have been issued by the Company or any of its subsidiaries) and property. Derivatives of equity and debt instruments may be used to realize swift changes in investment portfolios, to hedge against unfavorable market developments or to fine tune any matching of assets and liabilities.
Plan assets in the Netherlands
The Company’s pension plan asset allocation in the Netherlands at December 31, 2006 and 2007 and target allocation 2008 is as follows:
Percentage of plan assets at December 31

			target allocation
	2006	2007	2008
Matching portfolio	57	59	62
- Debt securities	57	59	62
Return portfolio	43	41	38
- Equity securities	29	28	25
- Real Estate	9	8	5
- Other	5	5	8
	100	100	100
The objective of the Matching portfolio is to match the interest rate sensitivity of the plan’s real pension liabilities. The Matching portfolio is mainly invested in euro-denominated government bonds and investment grade debt securities and derivatives. Any leverage or gearing is not permitted. The size of the Matching portfolio is supposed to be at least 70% of the fair value of the plan’s real pension obligations. The objective of the Return portfolio is to maximize returns within well-specified risk constraints. The long-term rate of return on total plan assets is expected to be 5.7% per annum, based on expected long-term returns on equity securities, debt securities, real estate and other investments of 8.7%, 4.1%, 6.6% and 3.0%, respectively.
Philips Pension Fund in the Netherlands
On November 13, 2007, various officials, on behalf of the Public Prosecutor’s office in The Netherlands, visited a number of offices of the Philips Pension Fund and the company in relation to a widespread investigation into potential fraud in the real estate sector. The company was notified that one former employee and one current employee of an affiliate of the company were detained. This affiliate, Philips Real Estate Investment Management BV, has managed the real estate portfolio of the Philips Pension Fund since 2002. The investigation by the public prosecutor is aimed at the potential involvement of (former) employees of a number of Dutch companies with respect to fraud in the context of certain real estate transactions. Neither Philips Pension Fund nor any Philips entity is a suspect in this investigation. The Philips Pension Fund and Philips are cooperating with the authorities and have also started their own investigation. Formal notifications of suspected fraud have been filed with the public prosecutor against the (former) employees concerned and with our insurers. At this time it is not possible to assess the outcome of this matter nor the potential consequences. At present it is management’s assessment that this matter will not cause a decline in plan assets or an increase in pension costs in any material respect.
Plan assets in other countries
The Company’s pension plan asset allocation in other countries at December 31, 2006 and 2007 and target allocation 2008 is as follows:
Percentage of plan assets at December 31

			target
			allocation
Asset category	2006	2007	2008
Equity securities	26	24	19
Debt securities	68	73	78
Real estate	2	2	3
Other	4	1	—
	100	100	100
Philips Annual Report 2007      167

128 Group financial statements	188 IFRS information	240 Company financial statements
     Notes to the group financial statements
SFAS No. 158
In September 2006, SFAS No. 158 was issued. This statement requires an employer to recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation in the balance sheet. The offset of recognizing the funded status is recorded in accumulated other comprehensive income (within stockholders’ equity). Additionally, the additional minimum pension liability and related intangible assets are derecognized upon adoption of this standard. The following table summarizes the effect of the adoption of SFAS No. 158, efffective December 31, 2006.
Incremental effect of applying FASB Statement No. 158 on individual line items in the statement of financial position (pensions and other post retirement benefits)

	before	additional		after
	applica-	minimum		applica-
	tion of	pension		tion of
	SFAS 158	liability	SFAS 158	SFAS 158
Prepaid pension costs under other non-current assets	2,758	4	(500)	2,262
Accrued pension costs under other non-current liabilities	(344)	412	(510)	(442)
Provisions for pensions under provision	(868)	142	(152)	(878)
Postretirement benefits other than pensions	(299)	—	(74)	(373)

Deferred tax assets (non-current)	902	(198)	440	1,144
Deferred tax liabilities grouped under provisions (non-current)	(496)	—	(12)	(508)

Pension related intangible assets	29	(29)	—	—
Total assets	38,780	(223)	(60)	38,497
Total liabilities and equity	(38,780)	223	60	(38,497)

Accumulated in other comprehensive income	(2,084)	(331)	808	(1,607)
Total stockholders’ equity	(23,474)	(331)	808	(22,997)

Postretirement benefits other than pensions
In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree healthcare benefits, in certain countries. The Company funds other postretirement benefit plans as claims are incurred.
The table below provides a summary of the changes in the accumulated postretirement benefit obligations for 2006 and 2007 and a reconciliation of the obligations to the amounts recognized in the consolidated balance sheets.
All the postretirement benefit plans are unfunded and therefore no plan asset disclosures are presented.
168       Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years

	Netherlands	other	total
2007
Accumulated postretirement benefit obligation
Projected benefit obligation at beginning of year	10	363	373
Service cost	—	3	3
Interest cost	—	26	26
Actuarial gains	—	47	47
Settlements	—	(6)	(6)
Benefits paid	(3)	(29)	(32)
Translation differences	—	(19)	(19)
Miscellaneous	—	21	21
Projected benefit obligation at end of year	7	406	413
Funded status	(7)	(406)	(413)

Amounts recognized in the consolidated balance sheet
Non-current assets	—	—	—
Current provisions	(3)	(20)	(23)
Non-current provisions	(4)	(386)	(390)
Net pension liability at year-end	(7)	(406)	(413)

Amounts recognized in accumulated other comprehensive income
Net actuarial loss	—	96	96
Prior-service cost	—	(4)	(4)
Transition obligation	—	25	25
Accumulated other comprehensive income	—	117	117

2006
Accumulated postretirement benefit obligation
Projected benefit obligation at beginning of year	50	397	447
Service cost	—	4	4
Interest cost	—	26	26
Actuarial gains	—	(12)	(12)
Curtailments	—	(2)	(2)
Benefits paid	(40)	(25)	(65)
Translation differences	—	(26)	(26)
Miscellaneous	—	1	1
Projected benefit obligation at end of year	10	363	373
Funded status	(10)	(363)	(373)

Amounts recognized in the consolidated balance sheet
Current provisions	(10)	(26)	(36)
Non-current provisions	—	(337)	(337)
Net pension liability at year-end	(10)	(363)	(373)

Amounts recognized in accumulated other comprehensive income
Net actuarial loss	—	40	40
Prior-service cost	—	2	2
Transition obligation	—	32	32
Accumulated other comprehensive income	—	74	74
Philips Annual Report 2007     169

128	Group financial statements	188	IFRS information	240	Company financial statements
       Notes to the group financial statements
The components of the net periodic cost of postretirement benefits other than pensions are:

total
2007
Service cost	3
Interest cost on accumulated postretirement benefit obligation	26
Amortization of unrecognized transition obligation	5
Net actuarial loss recognized	2
Curtailments	—
Net periodic cost	36

Items recognized in other comprehensive income (not applicable for 2006 and 2005)
Current year
Net actuarial loss (gain)	58
Prior-service cost (credit)	(6)
Transition obligation	(2)
Reclassified/included in pension costs
Amortization of net actuarial gains and losses	(2)
Amortization of prior service costs/credits	—
Amortization of transition amounts	(5)
43

Recognized in net periodic benefit cost and other comprehensive income	79

2006
Service cost	4
Interest cost on accumulated postretirement benefit obligation	26
Amortization of unrecognized transition obligation	5
Net actuarial loss recognized	4
Curtailments	—
Net periodic cost	39

2005
Service cost	19
Interest cost on accumulated postretirement benefit obligation	40
Amortization of unrecognized transition obligation	9
Net actuarial loss recognized	7
Curtailments	(187)
Net periodic cost1)	(112)

1)	Of which EUR (11) million is related to discontinued operations
The estimated net loss and transition obligation for the other defined-benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2008) is EUR 8 million and EUR 5 million, respectively.
The weighted average assumptions used to calculate the postretirement benefit obligations as of December 31 were as follows:

	2006	2007
Discount rate	7.2%	8.5%
Compensation increase (where applicable)	5.6%	—
The weighted average assumptions used to calculate the net cost for years ended December 31:

	2006	2007
Discount rate	6.9%	7.2%
Compensation increase (where applicable)	5.6%	—
Assumed healthcare cost trend rates at December 31:

	2006	2007
Healthcare cost trend rate assumed for next year	8.0%	9.0%
Rate that the cost trend rate will gradually reach	5.0%	7.0%
Year of reaching the rate at which it is assumed to remain	2014	2015
170     Philips Annual Report 2007

246	Reconcilation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	one-	one-
	percentage-	percentage-
	point	point
	increase	decrease
Effect on total of service and interest cost	5	(3)
Effect on postretirement benefit obligation	47	(40)
Estimated future postretirement benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2008	25
2009	25
2010	26
2011	27
2012	28
Years 2013 — 2017	140

Other current liabilities
Other current liabilities are summarized as follows:

	2006	2007
Advances received from customers on orders not covered by work in process	133	133
Other taxes including social security premiums	339	253
Other short-term liabilities	133	123
	605	509

Short-term debt

	2006	2007
Short-term bank borrowings	622	464
Other short-term loans	34	32
Current portion of long-term debt	207	1,849
	863	2,345
During 2007 the weighted average interest rate on the bank borrowings was 7.9% (2006: 6.3%).
In the Netherlands, the Company issues personnel debentures with a 5-year right of conversion into common shares of Royal Philips Electronics. Convertible personnel debentures may not be converted within a period of 3 years after the date of issue. These convertible personnel debentures are available to most employees in the Netherlands and are purchased by them with their own funds and are redeemable on demand. The convertible personnel debentures become non-convertible debentures at the end of the conversion period.
Although convertible debentures have the character of long-term financing, the total outstanding amounts are classified as current portion of long-term debt. At December 31, 2007, an amount of EUR 103 million (2006: EUR 136 million) of convertible personnel debentures was outstanding, with an average conversion price of EUR 24.26. The conversion price varies between EUR 16.81 and EUR 31.59 with various conversion periods ending between January 1, 2008 and December 31, 2012.
Included within the current portion of long-term debt is EUR 1,692 million of bonds, with EUR 130 million due to mature in February 2008 and EUR 1,562 million due to mature in May 2008.
The Company has access to a USD 2.5 billion commercial paper program which was established at the beginning of 2001. The Company also has available a seven-year revolving credit facility for USD 2.5 billion, established in December 2004, that could act as a back-up for the commercial paper program and can also be used for general corporate purposes. The Company did not use the commercial paper program or the revolving credit facility during 2007.
Philips Annual Report 2007     171

128	Group financial statements	188	IFRS information	240	Company financial statements
       Notes to the group financial statements

Long-term debt

							average
			amount				remaining	amount
	range of	average rate	outstanding		due after 1	due after 5	term (in	outstanding
	interest rates	of interest	2007	due in 1 year	Year	Years	years)	2006
Eurobonds	5.8 - 7.1%	6.0%	2,442	1,692	750	—	3.4	2,445
USD bonds	7.1 - 7.8%	7.3%	357	—	357	357	14.4	307
USD putable bonds	—	—	—	—	—	—	—	77
Convertible debentures	0.8 - 0.8%	0.8%	103	103	—	—	—	136
Private financing	1.0 - 6.0%	4.3%	9	—	9	1	2.3	8
Bank borrowings	1.7 - 6.4%	3.4%	4	1	3	—	1.1	119
Liabilities arising from capital lease transactions	1.4 - 16.3%	3.7%	88	8	80	57	6.7	59
Other long-term debt	2.0 - 12.3%	6.5%	58	45	13	1	3.0	62
		5.9%	3,061	1,849	1,212	416		3,213

Corresponding data of previous year		6.1%	3,213	207	3,006	405		3,898
The following amounts of long-term debt, as at December 31, 2007, are due in the next five years:

2008	1,849
2009	21
2010	13
2011	758
2012	4
2,645

Corresponding amount previous year	2,808
As of December 31, 2007, Philips had outstanding public bonds of EUR 2,799 million previously issued mostly in USD or EUR.
The following table provides additional details regarding the outstanding bonds.

	effective rate	2006	2007
Unsecured Eurobonds
Due 2/06/08; 7 1/8%	7.302%	130	130
Due 5/14/08; 7%	7.094%	61	61
Due 5/16/08; 5 3/4%	5.817%	1,500	1,500
Due 5/16/11; 6 1/8%	6.212%	750	750
Adjustments1)		4	1
		2,445	2,442

Unsecured USD Bonds
Due 5/15/25; 7 3/4%	8.010%	75	67
Due 6/01/26; 7 1/5%	7.426%	126	113
Due 8/15/13; 7 1/4%	7.554%	109	97
Due 5/15/25; 7 1/8%	7.361%	—	70
Adjustments1)		(3)	10
		307	357

Unsecured USD Bonds subject to put
Due 5/15/25, put date 5/15/07; 7 1/8%	7.361%	78	—
Adjustments1)		(1)	—
		77	—

1)	Adjustments relate to issued bond discounts, transaction costs and fair value adjustments for interest rate derivatives.
Secured liabilities
In 2007, no portions of long-term and short-term debt have been secured by collateral (2006: EUR 21 million).
172     Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years

Other non-current liabilities
Other non-current liabilities are summarized as follows:

	2006	2007
Accrued pension costs	442	369
Sale-and-leaseback deferred income	43	31
Income tax payable	36	1
Asset retirement obligations	7	21
Liabilities for employee stock options of subsidiaries	99	49
Uncertain tax positions	—	429
Other liabilities	157	34
	784	934
Please refer to note 6 for a specification of the income tax payable and the uncertain tax positions.

Contractual obligations

		payments due by period
				more
	less than			than 5
	1 year	1-3 years	3-5 years	years	total
Long-term debt	1,841	19	754	359	2,973
Capital leases	8	15	8	57	88
Operating leases	147	232	134	217	730
For further details about uncertain tax positions amounting to EUR 627 million, see note 6 of the notes to the Group financial statements.
For an explanation of long-term debt, see note 24. For an explanation of other long-term liabilities, see note 25. Property, plant and equipment includes EUR 88 million (2006: EUR 59 million) for capital leases and other beneficial rights of use, such as buildings rights and hire purchase agreements.
Long-term operating lease commitments totaled EUR 730 million at December 31, 2007 (2006: EUR 796 million). These leases expire at various dates during the next 20 years.
The long-term operating leases are mainly related to the rental of buildings. A number of these leases originate from sale-and-leaseback arrangements. In 2006, a small sale-and-operational-leaseback arrangement was concluded. In 2005, two sale-and-operational-leaseback arrangements in the Netherlands were concluded, in which buildings were sold for an aggregate amount of EUR 20 million, with leaseback rental periods of 10 and 4 years respectively. Operating lease payments for 2007 totaled EUR 14 million (2006: EUR 20 million, 2005: EUR 23 million).
The remaining minimum payments are as follows:

2008	13
2009	13
2010	9
2011	6
2012	5
Thereafter	25

Contingent liabilities
Guarantees
Philips’ policy is to provide only guarantees and other letters of support, in writing. Philips does not stand by other forms of support. At the end of 2007, the total fair value of guarantees was EUR 3 million (2006: EUR 4 million). The following table outlines the total outstanding off-balance sheet credit-related guarantees and business-related guarantees provided by Philips for the benefit of unconsolidated companies and third parties as at December 31, 2007.
Expiration per period

	business-
	related	credit-related
	guarantees	guarantees	total
2007
Total amounts committed	432	45	477
Less than 1 year	142	5	147
2-5 years	95	16	111
After 5 years	195	24	219

2006
Total amounts committed	466	42	508
Less than 1 year	151	14	165
2-5 years	80	2	82
After 5 years	235	26	261
Environmental remediation
The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment.
In the United States, subsidiaries of the Company have been named as potentially responsible parties in state and federal proceedings for the clean-up of various sites, including Superfund sites. The Company applies the provisions of SOP
96-1, ‘Environmental Liabilities’, and SFAS No. 5, ‘Accounting for Contingencies’, and accrues for losses associated with environmental obligations when such losses are probable and reasonably estimatable.
Generally, the costs of future expenditures for environmental remediation obligations are not discounted to their present value since the amounts and the timing of related cash payments are not reliably determinable. Potential insurance recoveries are recognized when recoveries are deemed probable.
Legal proceedings
The Company and certain of its (former) group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position and consolidated results of operations for a particular period.
Provided below are disclosures of the more significant cases:
Asbestos
Judicial proceedings have been brought in the United States, relating primarily to the activities of a subsidiary prior to 1981, involving allegations of personal injury from alleged asbestos exposure. The claims generally relate to asbestos used in the manufacture of unrelated companies’ products in the United States and frequently involve claims for substantial compensatory and punitive damages. The subsidiary’s businesses which allegedly gave rise to these alleged liabilities were completely sold in 1984 and the subsidiary’s ongoing operations are not material to its parent or the Company.
Philips Annual Report 2007     173

128	Group financial statements	188 IFRS information	240 Company financial statements

Notes to the group financial statements
At December 31, 2007, there were 5,084 cases pending, representing 9,906 claimants (compared to 4,370 cases pending, representing 9,020 claimants, at December 31, 2006 and 3,984 cases pending, representing 8,082 claimants, at December 31, 2005). Most of the claims are in cases involving a number of defendants. During 2007, 1,656 cases, representing 2,413 claimants, were served against the Company’s subsidiaries (1,140 cases, representing 2,930 claimants, were served in 2006 and 2,052 cases, representing 3,283 claimants, were served in 2005). While management believes there are meritorious defenses to these claims, certain of these cases were settled by the subsidiaries for amounts considered reasonable given the facts and circumstances of each case. A number of other cases have been dismissed with no payment. During 2007, 942 cases, representing 1,527 claimants, were settled or dismissed (754 cases, representing 1,992 claimants, were settled in 2006 and 977 cases, representing 1,229 claimants, were settled in 2005).
In addition to the pending cases discussed above, a subsidiary of the Company was one of approximately 160 defendants initially named in a case fled in August 1995 in Morris County, Texas. Since the time the case was brought in 1995, the subsidiary had not been involved in any substantive activity in the case other than filing an answer to the complaint and had no information concerning the types of alleged diseases or injuries involved. Commencing in the fourth quarter of 2005 and continuing thereafter, plaintiffs’ counsel in this matter filed information concerning the claimants and their alleged diseases with the Court. The claims have now been severed into five cases: two cases with an aggregate of 282 malignant disease claims; two cases with an aggregate of 223 nonmalignant disease claims with alleged impairment; and one case with 3,177 claims that have no impairment at this time. The cases with the malignant disease claims and nonmalignant disease claims with alleged impairment are currently pending in Morris County. The case containing the claims that have no impairment at this time has been transferred to Harris County, Texas.
In accordance with SFAS No. 5, an accrual for loss contingencies is recorded when it is probable that a liability has been incurred and the amount of such loss contingency can be reasonably estimated. Prior to 2006, this subsidiary established an accrual for loss contingencies with respect to asserted claims for asbestos product liability based upon its recent settlement experience of similar types of claims, taking into consideration the alleged diseases in pending cases. While it is believed that this methodology provides a reasonable basis for estimating the loss where liability is probable, the resolution of each case is based upon claimant-specifc information, much of which is not available until shortly before the scheduled trial date. For filed claims where the exact type and extent of the alleged illness was not yet known, the subsidiary established the accrual for loss contingencies based upon a ‘low end of the range’ estimate using the average settlement experience for claims alleging only less severe illnesses (i.e. non-malignancy).
An accrual for loss contingencies with respect to unasserted claims for asbestos product liability was not established prior to 2006 since the Company, with the assistance of ARPC, a firm with substantial experience in valuing and forecasting asbestos liabilities, concluded it could not reasonably estimate this liability in accordance with SFAS No. 5 due to the subsidiary’s historical claims experience coupled with the uncertainties surrounding pending and ongoing asbestos litigation and legislative reform efforts both at the federal and state levels.
During 2006, ARPC reviewed the subsidiary’s history of, among other things, claims and diseases alleged, and claims settled or dismissed in order to provide the subsidiary with an estimate of the volume, timing and cost of both current and future asbestos-related personal injury claims. In the light of additional claims history experienced by the subsidiary, as well as the impact of state tort reform in several states, the clarification of the possibility of national legislation and other factors, ARPC was able to use a conventional methodology for estimating future asbestos-related personal injury claims to provide a projection of the subsidiary’s liability for pending and unasserted potential future asbestos-related claims for the period from 2006 through 2016 (“the Study”). As a result of the inherent uncertainties involved in long-term forecasts, the Company concluded that it did not believe it could reasonably forecast indemnity costs that might be incurred for claims asserted after 2016.
The methodology used in the Study to project the subsidiary’s total liability for pending and unasserted potential future asbestos-related claims relied upon various assumptions and factors, including the following:
•	An analysis of the subsidiary’s pending cases, by type of injury, and an allocation of unknown injuries based on the empirical experience of the subsidiary;

•	An analysis of data generated from a conventional model used to project future asbestos claims for mesothelioma and lung cancer;

•	An analysis of the correlations between lung cancer filing rates and the rates for other cancers and non-malignancy claims;

•	Epidemiological studies estimating the number of people likely to have developed asbestos-related diseases;

•	An analysis of average claim payment rates and mean payment amounts by injury for claims closed in 2005 and 2006;

•	An analysis of the period over which the subsidiary has resolved and is likely to resolve asbestos-related claims against it in the future; and

•	An assumed inflation rate of 2.5%, reduced by 1.5% to refect lower claim valuations due to the aging of the claimant population.
According to the Study, as of September 25, 2006, the estimated cost of disposing of pending and estimated future claims filed through 2016, excluding future defense and processing costs, totaled USD 507 million (EUR 396 million). The Study also found that estimates based upon other calibration metrics, none of which were considered more reliable than the metrics used, were narrowly grouped within 6 percent in excess of this projection. Approximately 19 percent of the estimated liability related to pending claims and approximately 81 percent related to future claims. As a result, in accordance with SFAS No. 5, in 2006 the subsidiary increased its accrual for loss contingencies related to asbestos product liability to this amount, which represents the undiscounted estimate of indemnity costs for claims asserted through 2016, without taking account of any potential insurance recoveries. This resulted in a pre-tax charge to earnings of EUR 334 million for 2006 (a pre-tax charge of EUR 18 million was recorded in 2005).
During 2007, the subsidiary reviewed its accrual for loss contingencies for asbestos product liability and concluded that the accrual continued to represent the subsidiary’s liability for pending and estimated future claims filed through 2016 in accordance with SFAS No. 5. At December 31, 2007, the subsidiary’s recorded accruals for loss contingencies for asbestos product liability amounted to EUR 315.7 million (EUR 378 million at December 31, 2006 and EUR 88 million at December 31, 2005) which is refected in the Company’s consolidated balance sheet.
Projections of future asbestos costs are subject to numerous variables and uncertainties that are difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, future settlement and trial results, future claim dismissal rates, uncertainties surrounding the litigation process from jurisdiction to jurisdiction, and the impact of potential changes in legislative or judicial standards. Accordingly, actual claims asserted against the Company’s subsidiaries and related settlement amounts may in fact be lower or higher than the amount currently estimated. The Company intends to continue to evaluate the subsidiary’s asbestos-related loss exposure and the adequacy of its reserves in order to identify trends that may become evident and to assess their impact on the range of liability that is probable and reasonably estimable.
The estimate of the subsidiary’s liability for pending and unasserted potential claims does not include future litigation and claim administration costs. During 2007, the subsidiary incurred asbestos litigation and claim administration costs totaling EUR 15 million (EUR 12 million in 2006 and EUR 12 million in 2005).
The subsidiary does not have any significant assets other than amounts recoverable under insurance policies that are shared with other Company subsidiaries. It is not expected that amounts recoverable under such policies will be sufficient to settle the subsidiary’s liability for asbestos- related claims. During 2007, the subsidiary and its parent explored certain steps that may result in a resolution of pending asbestos claims and claims that may be asserted in the future, including the possibility of the subsidiary filing for bankruptcy. In this regard, the subsidiary and its parent have held discussions with several constituencies regarding the terms of a proposed reorganization that implements a channeling injunction under section 524 (g) of the United States federal bankruptcy code. Generally, if such a reorganization was successful, a Trust would be established to resolve asbestos-related injury claims brought against the subsidiary, and a channeling injunction would require that all such claims be presented to the Trust rather than asserted in the court system. Channeling injunctions under
174       Philips Annual Report 2007

246	Reconciliation of	250 Corporate governance	258	The Philips Group	260 Investor information
	non-US GAAP information			in the last ten years
section 524 (g) proceedings also generally provide that claimants may not in the court system assert asbestos personal injury claims against other parties which have contributed to the Trust and met other requirements.
As part of exploring a possible reorganization, the subsidiary and its parent engaged an independent third party to serve as a putative representative of future claimants (the “Futures’ Representative”) and discussed matters with him such as the value of asbestos-related claims expected to be filed in the future, the funding of the Trust, asbestos claims review process and distribution procedures. Additionally, similar discussions have been held with counsel representing a majority of known asbestos claimants. Negotiations have been held with insurance carriers, pursuant to which the carriers would potentially make contributions to the Trust in order to benefit from the protection of the channeling injunction.
For the purpose of potential bankruptcy proceedings and the establishment of the section 524 (g) Trust, outside counsel for the subsidiary engaged Timothy Wyant, Ph.D., an independent third party expert, to project the value of asbestos-related claims pending as of July 1, 2007 as well as the value of such claims that may be asserted in the future. Mr. Wyant projected the value of such pending and estimated future claims through the end of 2050 to range from USD 515.3 million to USD 660.2 million (EUR 350 million to EUR 448 million) on a discounted basis. The current position of counsel to the Futures’ Representative and counsel representing a majority of known asbestos claimants is that the estimated liability for present and future asbestos claims is materially higher than Mr. Wyant’s estimate.
In case a bankruptcy implementing a section 524 (g) injunction cannot be negotiated on reasonable terms, the subsidiary and its parent are exploring other possibilities to resolve asbestos liabilities, including other filings by the subsidiary under the United States federal bankruptcy code in which payments have not been negotiated prior to filing. There is no assurance that any form of bankruptcy petition will be filed by the subsidiary. If a bankruptcy implementing a section 524 (g) trust is filed, the amount of the Trust and the potential contribution to the Trust by the subsidiary’s parent is uncertain and cannot reasonably be estimated at this time, but it may be different from the amount of the Company’s recorded accrual for loss contingencies. A bankruptcy filing by the subsidiary would not include any other Company entity as a debtor.
The Company believes that it and its subsidiaries have a significant amount of insurance coverage for asbestos product liability. In prior years, legal proceedings were commenced against certain third-party insurance carriers which had provided various types of product liability coverage. During 2007 and the last several years, agreements were reached with certain insurance carriers resolving disputes with respect to the interpretation and available limits of the policies, amounts payable to the subsidiaries and terms under which future settlements and related defense costs are reimbursable. Pursuant to these settlements, insurers paid EUR 27 million in 2007 (EUR 34 million was paid in 2006 and EUR 20 million was paid in 2005) for asbestos-related defense and indemnity costs. At December 31, 2007, the subsidiary’s recorded receivable from insurance carriers, for which settlement agreements have been reached amounted to EUR 62.7 million (EUR 80 million at December 31, 2006 and EUR 48 million at December 31, 2005) for the reimbursement of incurred defense and indemnity costs as well as for probable recoveries of accrued projected settlement costs with respect to pending and future claims, which is reflected in the Company’s consolidated balance sheet. At December 31, 2007, an additional EUR 10.6 million, for which a receivable has not been recorded, is payable to the subsidiary on July 5, 2008, provided asbestos legislation in a certain form is not passed by the US Congress by that date. The subsidiary has not recorded a receivable from non-settling insurance carriers. The subsidiary continues to pursue its litigation against non-settling insurance carriers and to hold settlement discussions with various insurance carriers in 2008.
The subsidiary’s recorded accrual for loss contingencies related to asbestos product liability is based on an estimate of claims through 2016. If actual experience differs significantly from the assumptions made in forecasting future liabilities, if the assumptions used to determine the estimate prove to be erroneous, if the costs of settling claims asserted after 2016 are significant, if insurance coverage is ultimately less than anticipated, or if a section 524 (g) Trust is established or some other course of action is pursued to resolve asbestos liabilities, the Company’s consolidated financial position and results of operations could be materially affected.
MedQuist
The Company holds approximately 70% of the common stock in MedQuist. During 2007, MedQuist became current in its financial filings with the U.S. Securities and Exchange Commission (‘SEC’) for the first time since the filing of its Form 10-Q for the third quarter of 2003.
Two putative class actions are pending against MedQuist arising from allegations of, among other things, inappropriate billing by MedQuist for its transcription services. One putative class action has been brought against MedQuist by current and former customers. The other putative class action was filed on behalf of MedQuist’s medical transcriptionists.
In 2007, a shareholder putative class action that had been pending against MedQuist was settled, with MedQuist agreeing to pay USD 7.75 million to settle all claims throughout the class period against all defendants in the action. Neither MedQuist nor any of the individuals named in the action admitted to liability or any wrongdoing in connection with the settlement.
The pending litigation matters are in various preliminary stages and are being defended by MedQuist. On the basis of current knowledge, the Company has concluded that potential future losses cannot be reliably estimated. MedQuist also is the subject of ongoing investigations by the SEC and the U.S. Department of Justice (DOJ) relating to its billing practices.
During 2007, MedQuist continued its previously announced program of offering accommodations to customers potentially affected by the billing issues under review. MedQuist’s board authorized the company to make accommodation offers to certain customers in an aggregate amount of USD 65 million to resolve any issues concerning prior billing by MedQuist to those customers. This amount was subsequently adjusted to USD 66.6 million. As of December 31, 2007, MedQuist has entered into settlement agreements with certain customers to resolve concerns over certain billing related issues, and paid or credited to their account an aggregate amount of USD 54 million. MedQuist has made additional offers to certain other customers in the aggregate amount of USD 1.2 million. MedQuist has also established a program for certain other customers that involves the issuance of accommodation credits that can be used as an offset against the future purchase of goods and services from MedQuist. MedQuist’s board authorized the company to make accommodation credit offers up to an additional USD 9.2 million beyond the original cash payment program of USD 65.4 million. As of December 31, 2007, MedQuist has entered into agreements with certain customers who have accepted the settlement credit offers with a total credit value of USD 4.4 million and have extended additional credit offers with the credit value of USD 0.4 million.
As of December 31, 2007, the Company has a total accrual of EUR 9 million with respect to the billing-related issues at MedQuist. It is not possible to estimate the level and timing of the other costs and expenses related to these matters.
On November 2, 2007, the Company announced its intention to sell its approximately 70% interest in MedQuist. The financial results attributable to the Company’s interest in MedQuist have been presented as discontinued operations. See note 1 for further information on MedQuist.
LG.Philips LCD
On December 11, 2006, LG.Philips LCD, an equity-accounted investee in which the Company holds 19.9% of the common stock, announced that officials from the Korean Fair Trade Commission visited the offices of LG.Philips LCD and that it had received a subpoena from the United States Department of Justice and similar notice from the Japanese Fair Trade Commission in connection with inquiries by those regulators into possible anticompetitive conduct in the LCD industry.
Subsequent to the public announcement of these inquiries, certain Philips group companies were named as defendants in several class action antitrust complaints filed in the United States courts, seeking damages on behalf of purchasers of products incorporating thin-film transistor liquid crystal display panels, based on alleged anticompetitive conduct by manufacturers of such panels. The complaints assert claims under federal antitrust law, as well as various state antitrust and unfair competition laws. In addition, in February 2007, certain plaintiffs filed purported class actions in a United States court against LG.Philips LCD and certain current and former employees and directors of LG.Philips LCD for damages based on alleged violations of U.S. federal securities laws. No Philips group company is named as a defendant in these actions.
Philips Annual Report 2007       175

128	Group financial statements	188 IFRS information	240 Company financial statements

Notes to the group financial statements
These matters remain in their initial stages and, on the basis of current knowledge, the Company cannot determine whether a loss is probable with respect to these actions.
CRT Investigations
On November 21, 2007, the Company announced that competition law authorities in several jurisdictions have commenced investigations into possible anticompetitive activities in the Cathode-Ray Tubes, or CRT industry. As one of the companies that formerly was active in the CRT business, Philips is subject to a number of these ongoing investigations. The Company intends to assist the regulatory authorities in these investigations.
Subsequent to the public announcement of these investigations, certain Philips group companies were named as defendants in several class action antitrust complaints filed in the United States federal courts. These actions allege anticompetitive conduct by manufacturers of CRTs and seek treble damages on behalf of direct and indirect purchasers of CRTs and products incorporating CRTs. The complaints assert claims under federal antitrust law, as well as various state antitrust and unfair competition laws and may involve joint and several liability among the defendants.
These matters are in their initial stages and due to the considerable uncertainty associated with these matters, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters. An adverse final resolution of these investigations and litigation could have a materially adverse effect on the Company’s consolidated financial position and results of operations.

Stockholders’ equity
Common shares
As of December 31, 2007, the issued share capital consists of 1,142,826,763 common shares, each share having a par value of EUR 0.20, which shares have been paid-in in full.
Preference shares
The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to acquire (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2007, no preference shares have been issued.
Option rights/restricted shares
The Company has granted stock options on its common shares and rights to receive common shares in future (see note 33).
Treasury shares
In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in treasury for (i) delivery upon exercise of options and convertible personnel debentures and under restricted share programs and employee share purchase programs and (ii) capital reduction purposes, are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury stock on a FIFO basis.
Any difference between the cost and the cash received at the time treasury shares are issued, is recorded in capital in excess of par value, except in the situation in which the cash received is lower than cost, and capital in excess of par has been depleted.
In order to reduce potential dilution effects, the following transactions took place:

	2006	2007
Shares acquired	4,385,298	27,326,969

Average market price	EUR 27.16	EUR 29.65
Amount paid	EUR 119 million	EUR 810 million
Shares delivered	11,484,092	11,140,884

Average market price	EUR 27.04	EUR 30.46
Amount received	EUR 171 million	EUR 199 million

Total shares in treasury	35,933,526	52,119,611
Total cost	EUR 923 million	EUR 1,393 million
In order to reduce capital stock, the following transactions took place in 2007:

Shares acquired	25,813,898
Average market price	EUR 31.87
Amount paid	EUR 823 million
Total shares in treasury	25,813,898
Total cost	EUR 823 million
Proposed dividend
A dividend of EUR 0.70 per common share will be proposed to the 2008 Annual General Meeting of Shareholders.
Limitations in the distribution of stockholders’ equity
Pursuant to Dutch law certain limitations exist relating to the distribution of stockholders’ equity amounting to EUR 2,915 million (2006: EUR 6,600 million).

Cash from derivatives
The Company has no trading derivatives. A total of EUR 385 million cash was received with respect to foreign exchange derivative contracts related to financing of subsidiaries (in 2006 receipt of EUR 62 million and in 2005 payment of EUR 46 million). Cash flow from interest-related derivatives is part of cash flow from operating activities. During 2007 there was a cash outflow in relation to these derivatives of EUR 2 million (in 2006 EUR 1 million cash outflow).

Proceeds from other non-current financial assets
In 2007, the sale of TSMC shares, Nuance Communications shares and JDS Uniphase shares generated cash at an aggregate of EUR 4,002 million.
In 2006, there were no material proceeds from the sale of other non-current financial assets.
In 2005, the sale of all remaining shares in Atos Origin and Great Nordic generated cash of EUR 554 million and EUR 67 million, respectively.

Assets received in lieu of cash from the sale of businesses
In 2007, the Company only received cash as consideration in connection with the sale of businesses.
During 2006, several ownership interests were received in connection with certain sale and transfer transactions.
At the beginning of July 2006, Philips transferred its Optical Pick Up activities to Arima Devices in exchange for a 12% interest in Arima Devices valued at EUR 8 million.
176       Philips Annual Report 2007

246	Reconciliation of	250 Corporate governance	258	The Philips Group	260 Investor information
	non-US GAAP information			in the last ten years
In June 2006, the merger of Philips Mobile Display Systems with Toppoly Optoelectronics Corporation of Taiwan to form a new company named Toppoly Display Corporation was completed. Philips obtained a 17.5% stake in this entity as a consideration for the transaction valued at EUR 180 million.
In 2005, a 15% ownership interest in TPV and a convertible bond of EUR 220 million were received in connection with the sale and transfer of certain activities within the Company’s monitor and fat TV business. During 2006, the ownership interest in TPV has been diluted to 13.55%.

Related-party transactions
In the normal course of business, Philips purchases and sells goods and services to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are generally conducted on terms comparable to transactions with third parties.

	2005	2006	2007
Purchases of goods and services	1,803	2,041	1,837
Sales of goods and services	358	152	168
Receivables from related parties	53	37	26
Payables to related parties	298	271	289
For acquisitions and divestments see note 2.
For remuneration details of the members of the Board of Management and the Supervisory Board see note 34.

Share-based compensation
The Company has granted stock options on its common shares and rights to receive common shares in the future (restricted share rights) to members of the Board of Management and other members of the Group Management Committee, Philips executives and certain selected employees. The purpose of the share-based compensation plans is to align the interests of management with those of shareholders by providing incentives to improve the Company’s performance on a long-term basis, thereby increasing shareholder value. Under the Company’s plans, options are granted at fair market value on the date of grant.
As from 2003 onwards, the Company issued restricted share rights that vest in equal annual installments over a three-year period. Restricted shares are Philips shares that the grantee will receive in three successive years, provided the grantee is still with the Company on the respective delivery dates. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided the grantee is still with Philips.
As from 2002, the Company granted fixed stock options that expire after 10 years. Generally, the options vest after 3 years; however, a limited number of options granted to certain employees of acquired businesses contain accelerated vesting. In prior years, fixed and variable (performance) options were issued with terms of ten years, vesting one to three years after grant.
In contrast to the year 2001 and certain prior years, when variable (performance) stock options were issued, the share-based compensation grants as from 2002 consider the performance of the Company versus a peer group of multinationals.
USD-denominated stock options and restricted share rights are granted to employees in the United States only.
Under the terms of employee stock purchase plans established by the Company in various countries, substantially all employees in those countries are eligible to purchase a limited number of shares of Philips stock at discounted prices through payroll withholdings, of which the maximum ranges from 8.5% to 10% of total salary. Generally, the discount provided to the employees is in the range of 10% to 20%. A total of 707,717 shares were sold in 2007 under the plan at an average price of EUR 29.99 (2006: 1,016,421 shares at EUR 24.70, 2005: 1,248,113 shares at a price of EUR 21.78).
In the Netherlands, Philips issues personnel debentures with a 5-year right of conversion into common shares of Royal Philips Electronics. The conversion price is equal to the current share price at the date of issuance. The fair value of the conversion option of EUR 4.01 in 2007 (EUR 6.41 in 2006 and EUR 5.85 in 2005) is recorded as compensation expense over the period of vesting. In 2007, 2,019,788 shares were issued in conjunction with conversions at an average price of EUR 18.94 (2006: 1,570,785 shares at an average price of EUR 16.94, 2005: 61 shares at an average price of EUR 32.64).
Since awards issued under the Company’s plans prior to 2003 generally vested over three years, the cost related to share-based compensation included in the determination of net income for 2005 is less than that which would have been recognized if the fair value method had been applied to all outstanding awards.
Share-based compensation expense was EUR 111 million (EUR 84 million, net of tax), EUR 107 million (EUR 78 million, net of tax) and EUR 76 million (EUR 52 million, net of tax) in 2007, 2006, and 2005, respectively.
Pro forma net income and basic earnings per share, calculated as if the Company had applied the fair value recognition provisions for all outstanding and unvested awards in each period, amounted to a profit of EUR 2,856 million and EUR 2.28 respectively for 2005. Please refer to share-based compensation under accounting policies for a reconciliation of reported and pro forma income of earnings per share. Pro forma net income may not be representative of that to be expected in future years.
The fair value of the Company’s 2007, 2006 and 2005 option grants was estimated using a Black-Scholes option valuation model and the following weighted average assumptions:
EUR-denominated

	2005	2006	2007
Risk-free interest rate	2.89%	3.63%	4.18%
Expected dividend yield	1.8%	1.8%	1.8%
Expected option life	5 yrs	6 yrs	6 yrs
Expected stock price volatility	44%	39%	27%
USD-denominated

	2005	2006	2007
Risk-free interest rate	3.84%	4.73%	3.96%
Expected dividend yield	1.8%	1.8%	1.7%
Expected option life	5 yrs	6 yrs	6 yrs
Expected stock price volatility	43%	38%	28%
The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectations of future developments.
The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions, including the expected price volatility.
The Company has based its volatility assumptions on historical experience for a period that approximates the expected life of the options. The expected life of the options is also based upon historical experience.
The Company’s employee stock options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimate.
Philips Annual Report 2007       177

128	Group financial statements	188 IFRS information	240 Company financial statements

Notes to the group financial statements
The following tables summarize information about Philips stock options as of December 31, 2007 and changes during the year:
Fixed option plans, EUR-denominated

			weighted average
		weighted average	remaining contractual	aggregate intrinsic
	shares	exercise price	term (in years)	value (in millions)
Outstanding at January 1, 2007	29,142,238	28.68
Granted	4,153,086	30.97
Exercised	1,858,978	22.20
Forfeited	1,614,336	35.05
Expired	—	—

Outstanding at December 31, 2007	29,822,010	29.06	5.7	88

Exercisable at December 31, 2007	19,883,382	30.44	4.4	50
The exercise prices range from EUR 15.29 to 53.75.
The weighted average grant-date fair value of options granted during 2007, 2006, and 2005 was EUR 8.72, EUR 9.76, and EUR 7.01, respectively. The total intrinsic value of options exercised during 2007, 2006, and 2005 was EUR 16 million, EUR 8 million, and EUR nil, respectively.
Fixed option plans, USD-denominated

			weighted average
		weighted average	remaining contractual	aggregate intrinsic
	shares	exercise price	term (in years)	value (in millions)
Outstanding at January 1, 2007	19,222,666	28.76
Granted	3,117,627	41.73
Exercised	4,355,558	27.12
Forfeited	904,277	33.11
Expired	—	—

Outstanding at December 31, 2007	17,080,458	31.32	6.0	196

Exercisable at December 31, 2007	10,301,520	29.12	4.3	141
The exercise prices range from USD 12.94 to 49.71.
The weighted average grant-date fair value of options granted during 2007, 2006 and 2005 was USD 11.99, USD 12.31, and USD 9.30, respectively. The total intrinsic value of options exercised during 2007, 2006 and 2005 was USD 60 million, USD 43 million, and USD 5 million, respectively.
Variable option plans, EUR-denominated

			weighted average
		weighted average	remaining contractual	aggregate intrinsic
	shares	exercise price	term (in years)	value (in millions)
Outstanding at January 1, 2007	5,069,615	37.78
Granted	—	—
Exercised	94,842	28.97
Forfeited	707,243	39.44
Expired	—	—

Outstanding at December 31, 2007	4,267,530	37.70	2.8	—

Exercisable at December 31, 2007	4,267,530	37.70	2.8	—
The exercise prices range from USD 24.35 to 53.75.
Variable options were not granted during 2007, 2006 and 2005.
The total intrinsic value of options exercised during 2007, 2006, and 2005 was not significant.
178       Philips Annual Report 2007

246	Reconciliation of	250 Corporate governance	258	The Philips Group	260 Investor information
	non-US GAAP information			in the last ten years
Variable option plans, USD-denominated

			weighted average
		weighted average	remaining contractual	aggregate intrinsic
	shares	exercise price	term (in years)	value (in millions)
Outstanding at January 1, 2007	2,271,642	36.04
Granted	—	—
Exercised	432,943	31.26
Forfeited	144,438	41.06
Expired	—	—

Outstanding at December 31, 2007	1,694,261	36.83	2.6	10

Exercisable at December 31, 2007	1,694,261	36.83	2.6	10
The exercise prices range from USD 22.12 to 49.71.
Variable options were not granted during 2007, 2006 and 2005. The total intrinsic value of options exercised during 2007, 2006, and 2005 was USD 4 million, USD 3 million, and USD 1 million, respectively.
The aggregate intrinsic value in the tables above represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2007. At December 31, 2007, there was a total of EUR 68 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.9 years. Cash received from option exercises under the Company’s fixed and variable option plans amounted to EUR 140 million, EUR 120 million, and EUR 22 million in 2007, 2006, and 2005, respectively. The actual tax deductions realized as a result of stock option exercises totaled EUR 36 million, EUR 16 million, and EUR 1 million, in 2007, 2006, and 2005, respectively.
A summary of the status of the Company’s restricted share rights plan as of December 31, 2006 and changes during the year is presented below:
Restricted share rights, EUR-denominated1)

		weighted average
	shares	grant-date fair value
Outstanding at January 1, 2007	2,020,930	22.84
Granted	1,384,362	29.84
Vested/Issued	964,094	22.59
Forfeited	83,821	25.07

Outstanding at December 31, 2007	2,357,377	26.97

1)	Excludes incremental shares that may be received if shares awarded under the restricted share rights plan are not sold for a three-year period.
Philips Annual Report 2007       179

128	Group financial statements	188 IFRS information	240 Company financial statements

Notes to the group financial statements
Restricted share rights, USD-denominated1)

		weighted average
	shares	grant-date fair value
Outstanding at January 1, 2007	1,507,881	28.43
Granted	1,039,179	40.23
Vested/Issued	673,229	28.14
Forfeited	156,462	30.64

Outstanding at December 31, 2007	1,717,369	35.47

1)	Excludes incremental shares that may be received if shares awarded under the restricted share rights plan are not sold for a three-year period.
At December 31, 2007, there was a total of EUR 45 million of unrecognized compensation cost related to non-vested restricted share rights. This cost is expected to be recognized over a weighted-average period of 1.1 years.
In November 2005, the Company acquired a controlling interest in Lumileds (refer to note 2). Lumileds had an existing stock option plan that provided for the granting of options to purchase depository receipts, representing beneficial economic and voting interests in a like number of shares to its employees and certain consultants.
In December 2006, the Company offered to exchange outstanding Lumileds Depository Receipts and options for cash and shared-based instruments settled in cash. The amount to be paid to settle the obligation, with respect to share-based instruments, will fluctuate based upon changes in the fair value of Lumileds. Substantially all of the holders of the options and the depository receipts accepted the Company offer. The amount of the share-based payment liability, which is denominated in US dollars, recorded at December 31, 2006 was EUR 97 million. During 2007, the Company paid EUR 54 million as a part of the settlement of the liability. Additionally, an expense of EUR 6 million was recognized to reflect an adjustment to the value of the liability. The balance at December 31, 2007 amounted to EUR 49 million which will be paid between 2008 and 2012.

Information on remuneration
Remuneration of the Board of Management
Remuneration and pension charges relating to the members of the Board of Management amounted to EUR 8,732,378 (2006: EUR 9,090,403; 2005: EUR 6,363,218). In 2007, an additional amount of EUR 739,861 (2006: EUR 645,123, 2005: EUR 431,001) was awarded in the form of other compensation. When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2007, no (additional) pension benefits were granted to former members of the Board of Management.
In 2007, the present members of the Board of Management were granted 318,132 stock options (2006: 198,027 stock options; 2005: 144,018 stock options) and 106,044 restricted share rights (2006: 66,009 restricted share rights; 2005: 48,006 restricted share rights).
At year-end 2007, the members of the Board of Management held 1,771,097 stock options (year-end 2006: 1,355,765; 2005: 923,551) at a weighted average exercise price of EUR 28.05 (year-end 2006: EUR 27.70; 2005: EUR 28.33).
180       Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Remuneration of individual members of the Board of Management in euros

	salary	annual incentive	1)	special payment	2)	total cash		other compensation	3)
2007
G.J. Kleisterlee	1,087,500	1,186,618		—		2,274,118		304,047
P-J. Sivignon	637,500	508,550		—		1,146,050		25,218
G.H.A. Dutiné	587,500	513,691		—		1,101,191		140,116
A. Huijser4)	—	140,098		—		140,098		—
T.W.H.P. van Deursen	587,500	380,190		—		967,690		73,701
J.A. Karvinen5)	—	382,579		—		382,579		—
R.S. Provoost	562,500	335,551		—		898,051		22,007
A. Ragnetti	531,250	354,893		—		886,143		37,031
S.H. Rusckowski6)	431,250	—		—		431,250		137,741
	4,425,000	3,802,170		—		8,227,170		739,861

2006
G.J. Kleisterlee	1,042,500	1,150,560		350,000		2,543,060		300,064
J.H.M. Hommen7)	—	323,018		—		323,018		—
P-J. Sivignon8)	568,750	219,191		300,000		1,087,941		60,671
G.H.A. Dutiné	540,750	433,998		—		974,748		99,373
A. Huijser9)	150,000	507,600		—		657,600		6,835
T.W.H.P. van Deursen10)	412,500	—		—		412,500		28,265
F.A. van Houten11)	262,500	—		400,000		1,174,375	12)	21,602
J.A. Karvinen13)	400,000	—		—		400,000		79,710
R.S. Provoost14)	393,750	—		—		393,750		34,632
A. Ragnetti15)	356,250	—		—		356,250		13,971
	4,127,000	2,634,367		1,050,000		8,323,242		645,123

2005
G.J. Kleisterlee	1,020,000	1,028,160		—		2,048,160		278,716
J.H.M. Hommen16)	381,818	846,720		—		1,228,538		47,019
P-J. Sivignon17)	259,091	—		—		259,091		14,318
G.H.A. Dutiné	511,000	509,040		—		1,020,040		68,895
A. Huijser	587,500	554,400		—		1,141,900		22,053
	2,759,409	2,938,320		—		5,697,729		431,001

1)	The annual incentives paid are related to the level of performance achieved in the previous year

2)	Relating to the divestment of the Semiconductors division

3)	The stated amounts concern (share of) allowances to members of the Board of Management that can be considered as remuneration.

In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities in the Netherlands is the starting point value stated.

4)	Annual Incentive figure relates to period January 1 — March 31, 2006.

5)	Annual Incentive figure relates to period April 1 — November 30, 2006.

6)	The salary amount as well as the amount under ‘other compensation’ relates to the period April 1 — December 31, 2007.

The annual incentive paid out relates to the period before board membership and is not stated.

7)	Annual incentive amount relates to period January 1 — June 15, 2005

8)	Annual incentive amount relates to period June 15 — December 31, 2005

9)	The salary amount relates to the period January 1 — March 31, 2006

10)	The salary amount as well as the amount under ‘other compensation’ relates to the period April 1 — December 31, 2006.

The annual incentive paid out relates to the period before board membership and therefore is not stated.

11)	The salary amount as well as the amount under ‘other compensation’ relates to the period April 1 — September 29, 2006

12)	The total cash amount includes the salary over the period April 1 — September 29, 2006, the special Semiconductors payment, the annual incentive of EUR 354,375 over the period April 1 — September 29, 2006 and pursuant to the Semiconductors transaction retention scheme an amount of EUR 157,500.

13)	The salary amount as well as the amount under ‘other compensation’ relates to the period April 1 — November 30, 2006.

The annual incentive paid out relates to the period before board membership and therefore is not stated.

14)	The salary amount as well as the amount under ‘other compensation’ relates to the period April 1 — December 31, 2006.

The annual incentive paid out relates to the period before board membership and therefore is not stated.

15)	The salary amount as well as the amount under ‘other compensation’ relates to the period April 1 — December 31, 2006.

The annual incentive paid out relates to the period before board membership and therefore is not stated.

16)	Salary figure relates to period January 1 — June 15, 2005

17)	Salary figure relates to period June 15 — December 31, 2005
Philips Annual Report 2007      181

128	Group financial statements	188 IFRS information	240 Company financial statements

Notes to the group financial statements
Number of restricted share rights

			awarded during	released during	as of Dec. 31,	potential premium
	as of Jan. 1, 2007		2007	2007	2007	shares
G.J. Kleisterlee	32,004		24,642	16,002	40,644	16,880
P-J. Sivignon	18,113		14,301	7,223	25,191	7,200
G.H.A. Dutiné	20,670		13,200	10,446	23,424	10,479
T.W.H.P. van Deursen	18,403	1)	13,200	9,068	22,535	9,259
R.S. Provoost	18,003	1)	13,200	8,668	22,535	8,987
A. Ragnetti	16,379	1)	13,200	7,712	21,867	8,053
S.H. Rusckowski	22,600	1)	14,301	10,800	26,101	10,090
	146,172		106,044	69,919	182,297	70,948

1)	(Partly) awarded before date of appointment as a member of the Board of Management
The tables below give an overview of the interests of the members of the Board of Management under the restricted share rights plans and the stock option plans of the Company:
amounts in euros (unless stated otherwise)

				number of options
									share (closing)
	as of		granted	exercised	as of				price on
	Jan. 1, 2007		during 2007	during 2007	Dec. 31, 2007		exercise price		exercise date	expiry date
G.J. Kleisterlee	52,500	1)	—	—	52,500	1)	42.24	3)	—	17.02.2010
	105,000		—	—	105,000		37.60		—	08.02.2011
	115,200		—	—	115,200		30.17		—	07.02.2012
	52,803		—	—	52,803		16.77		—	15.04.2013
	48,006		—	—	48,006		24.13		—	13.04.2014
	48,006		—	—	48,006		19.41		—	18.04.2015
	48,006		—	—	48,006		26.28		—	18.04.2016
	—		73,926	—	73,926		30.96		—	16.04.2017

P-J. Sivignon	32,004		—	—	32,004		22.07		—	18.07.2015
	33,003		—	—	33,003		26.28		—	18.04.2016
	—		42,903	—	42,903		30.96		—	16.04.2017

G.H.A. Dutiné	124,800	1)2)	—	—	124,800	1)2)	30.17		—	07.02.2012
	35,208		—	—	35,208		16.77		—	15.04.2013
	32,004		—	—	32,004		24.13		—	13.04.2014
	32,004		—	—	32,004		19.41		—	18.04.2015
	30,006		—	—	30,006		26.28		—	18.04.2016
	—		39,600	—	39,600		30.96		—	16.04.2017

T.W.H.P. van Deursen	22,750	1)	—	—	22,750	1)	42.03		—	17.02.2010
	21,875	1)	—	—	21,875	1)	37.60		—	08.02.2011
	32,400	1)	—	—	32,400	1)	30.17		—	07.02.2012
	26,406	1)	—	—	26,406	1)	16.77		—	15.04.2013
	27,603	1)	—	—	27,603	1)	24.13		—	13.04.2014
	24,003	1)	—	—	24,003	1)	19.41		—	18.04.2015
	30,006		—	—	30,006		26.28		—	18.04.2016
	—		39,600	—	39,600		30.96		—	16.04.2017
182 Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group 260 Investor information
non-US GAAP information amounts in euros (unless stated otherwise)		in the last ten years

	number of options
								share (closing)
	as of		granted	exercised	as of			price on
	Jan. 1, 2007		during 2007	during 2007	Dec. 31, 2007		exercise price	exercise date	expiry date
R.S. Provoost	56,875	1)2)	—	—	56,875	1)2)	42.90	—	17.10.2010
	29,750	1)	—	—	29,750	1)	37.60	—	08.02.2011
	49,200	1)2)	—	—	49,200	1)2)	30.17	—	07.02.2012
	16,250	1)2)	—	—	16,250	1)2)	34.78	—	16.04.2012
	26,406	1)	—	—	26,406	1)	16.77	—	15.04.2013
	8,667	1)	—	—	8,667	1)	22.12	—	14.10.2013
	24,003	1)	—	—	24,003	1)	24.13	—	13.04.2014
	24,003		—	—	24,003	1)	19.41	—	18.04.2015
	30,006		—	—	30,006		26.28	—	18.04.2016
	—		39,600	—	39,600		30.96	—	16.04.2017

A. Ragnetti	30,000	1,2)	—	—	30,000	1,2)	15.29	—	11.02.2013
	17,604	1)	—	—	17,604	1)	16.77	—	15.04.2013
	18,405	1)	—	—	18,405	1)	24.13	—	13.04.2014
	24,003	1)	—	—	24,003	1)	19.41	—	18.04.2015
	27,000		—	—	27,000		26.28	—	18.04.2016
	—		39,600	—	39,600		30.96	—	16.04.2017

S.H. Rusckowski	27,000	4)	—	—	27,000		$28.78	—	13.04.2014
	2,700	4)	—	—	2,700		$25.43	—	27.01.2015
	31,500	4)	—	—	31,500		$25.28	—	18.04.2015
	31,500	4)	—	—	31,500		$32.25	—	18.04.2016
	4,500	4)	—	—	4,500		$34.56	—	16.10.2016
	—		42,903	—	42,903		30.96	—	16.04.2017

	1,452,965		318,132	—	1,771,097

1)	Awarded before date of appointment as a member of the Board of Management

2)	(partly) sign-on bonus

3)	The Supervisory Board and the Board of Management have decided to adjust upwards the exercise price of all options granted to, but not yet exercised by, members of the Board of Management as of July 31, 2000 by EUR 0.21 per common share in connection with the 3% share reduction program effected mid-2000

4)	Awarded under US stock option plan
See note 33 for further information on stock options and restricted share rights.
The total pension charges of the members of the Board of Management in 2007 amount to EUR 505,208 (pension charge in 2006: EUR 767,161; 2005: EUR 665,489).
The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows (in euros):

		accumulated annual
	age at December 31,	pension as of December
	2007	31, 2007	1)	pension costs	2)
G.J. Kleisterlee3)	61	665,182			(323,687)
P-J. Sivignon	51	19,389			243,940
G.H.A. Dutiné	55	77,598			192,549
T.W.H.P. van Deursen3)	61	286,462			(147,705)
R.S. Provoost	48	56,684			176,867
A. Ragnetti	47	30,059			178,611
S.H. Rusckowski	50	5,279			184,633
					505,208

1)	Under final pay or average pay plan

2)	Including costs related to employer contribution in defined contribution pension plan

3)	As Mr Kleisterlee and Mr Van Deursen were born before January 1,1950, they continued to be a member of the final pay plan with a pensionable age of 60. No further accrual takes place.
Philips Annual Report 2007       183

128 Group financial statements	188 IFRS information	240 Company financial statements

Notes to the group financial statements
Remuneration of the Supervisory Board
The remuneration of the members of the Supervisory Board amounted to EUR 540,000 (2006: EUR 494,500, 2005: EUR 496,625); former members received no remuneration.
The annual remuneration for individual members is EUR 41,000 and for the Chairman EUR 75,000. Additionally, the annual remuneration for a regular member of a committee of the Supervisory Board is EUR 4,500, for the Chairman of a committee EUR 6,000 and for the Chairman of the Audit Committee EUR 7,000. At year-end 2007, the present members of the Supervisory Board held no stock options.
The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration (in euros):

	membership	committees	total
2007
W. de Kleuver	75,000	10,500	85,500
L. Schweitzer	41,000	4,500	45,500
R. Greenbury	41,000	4,500	45,500
J-M. Hessels	41,000	7,000	48,000
K.A.L.M. van Miert	41,000	4,500	45,500
C.J.A. van Lede	41,000	6,000	47,000
J.M. Thompson	41,000	9,000	50,000
E. Kist	41,000	4,500	45,500
N.L. Wong	41,000	—	41,000
J.J. Schiro	41,000	4,500	45,500
H. von Prondzynski (Apr.-Dec.)	41,000	—	41,000
	485,000	55,000	540,000

2006
W. de Kleuver	75,000	10,500	85,500
L. Schweitzer	41,000	4,500	45,500
R. Greenbury	41,000	4,500	45,500
J-M. Hessels	41,000	7,000	48,000
K.A.L.M. van Miert	41,000	4,500	45,500
C.J.A. van Lede	41,000	6,000	47,000
J.M. Thompson	41,000	4,500	45,500
E. Kist	41,000	4,500	45,500
N.L. Wong	41,000	—	41,000
J.J. Schiro	41,000	4,500	45,500
	444,000	50,500	494,500

2005
L.C. van Wachem (Jan.-March)	37,500	2,625	40,125
W. de Kleuver	66,500	10,500	77,000
L. Schweitzer	41,000	1,125	42,125
R. Greenbury	41,000	4,500	45,500
J-M. Hessels	41,000	7,000	48,000
K.A.L.M. van Miert	41,000	4,500	45,500
C.J.A. van Lede	41,000	5,625	46,625
J.M. Thompson	41,000	4,500	45,500
E. Kist	41,000	3,375	44,375
N.L. Wong (Apr.-Dec.)	41,000	—	41,000
J.J. Schiro (Oct.-Dec.)	20,500	375	20,875
	452,500	44,125	496,625
Supervisory Board members’ and Board of Management members’ interests in Philips shares
Members of the Supervisory Board and of the Board of Management are not allowed to hold any interests in derivative Philips securities.
number of shares

	as of December		as of December
	31, 2006		31, 2007
W. de Kleuver	4,131		4,131
H. von Prondzynski	n.a.	1)	430
L. Schweitzer	1,070		1,070
J.M. Thompson	1,000		1,000
G.J. Kleisterlee	134,740		151,916
P-J. Sivignon	3,556		10,779
G.H.A. Dutiné	22,404		33,633
T.W.H.P. van Deursen	58,888		68,543
R.S. Provoost	21,049		30,198
A. Ragnetti	12,625		20,729
S.H. Rusckowski	n.a.	1)	26,584

1)	Reference date for board membership is December 31

Fair value of financial assets and liabilities
The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the Company upon maturity or disposal. Additionally, because of the variety of valuation techniques permitted under SFAS No. 107, ‘Disclosures about Fair Value of Financial Instruments’, comparisons of fair values between entities may not be meaningful. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

	December 31, 2006		December 31, 2007
	carrying	estimated	carrying	estimated
	amount	fair value	amount	fair value
Assets
Cash and cash equivalents	5,886	5,886	8,769	8,769
Accounts receivable — current	4,732	4,732	4,670	4,670
Other non-current financial assets excluding cost-method investments	7,012	7,012	2,156	2,156
Accounts receivable — non-current	214	213	84	84
Main listed investments in equity-accounted investees	2,735	2,803	1,708	2,688
Derivative instruments — assets	298	298	275	275
Trading securities	192	192	—	—

Liabilities
Accounts payable	(3,443)	(3,443)	(3,372)	(3,372)
Debt	(3,869)	(4,009)	(3,557)	(3,640)
Derivative instruments — liabilities	(101)	(101)	(144)	(144)
184      Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
The following methods and assumptions were used to estimate the fair value of financial instruments:
Cash and cash equivalents, accounts receivable — current and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.
Other financial assets
For other financial assets, fair value is based upon the estimated market prices.
Accounts receivable — non-current
The fair value is estimated on the basis of discounted cash flow analyses.
Debt
The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon market rates plus Philips’ spread for the particular tenors of the borrowing arrangements. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt. At December 31, 2007 total accrued interest expense was EUR 110 million. The accrued interest on bonds, which is the main part of the accrual, was EUR 99 million (2006: EUR 100 million).

Other financial instruments, derivatives and currency risk
The Company does not purchase or hold financial derivative instruments for trading purposes. Assets and liabilities related to derivative instruments are disclosed in note 11, note 12 and note 18 respectively. Currency fluctuations may impact Philips’ financial results.
The Company is exposed to currency risk in the following areas:
•	Transaction exposures, such as forecasted sales and purchases, and on-balance-sheet receivables or payables resulting from such transactions;

•	Translation exposure of net income in foreign entities;

•	Translation exposure of foreign-currency intercompany and external debt and deposits;

•	Translation exposure of equity invested in consolidated foreign entities; and

•	Exposure to equity interests in non-functional-currency equity-accounted-investees and available-for-sale investments.
It is Philips’ policy that significant transaction exposures are hedged. The Philips policy generally requires committed foreign-currency exposures to be hedged fully using forwards. Anticipated transactions are hedged using forwards or options or a combination thereof. The policy for the hedging of anticipated exposures specifying the use of forwards/options and the hedge tenor varies per business and is a function of the ability to forecast cash flows and the way in which the businesses can adapt to changed levels of foreign exchange rates. As a result, hedging activities may not eliminate all currency risks for these transaction exposures. Generally, the maximum tenor of these hedges is less than 18 months. The Company does not hedge the exposure arising from translation exposure of net income in foreign entities. Translation exposure of equity invested in consolidated foreign entities financed by equity is partially hedged. If a hedge is entered into, it is accounted for as a net investment hedge.
The currency of the external funding and deposits of the Company is matched with the required financing of subsidiaries either directly by external foreign currency loans and deposits, or by using foreign exchange swaps. In certain cases where group companies have foreign currency debt or liquid assets, these exposures are also hedged through the use of foreign exchange derivatives.
Philips does not currently hedge the foreign exchange exposure arising from equity-accounted investees and available-for-sale investments.
The Company uses foreign exchange derivatives to manage its currency risk. The US dollar and pound sterling account for a high percentage of the Company’s foreign exchange derivatives.
The Company hedges certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. The commodity price derivatives that Philips enters into are normally concluded as cash flow hedges to offset forecasted purchases.
Changes in the value of foreign currency accounts receivable/payable as well as the changes in the fair value of the hedges of accounts receivable/payable are reported in the income statement under cost of sales. The hedges related to forecasted transactions are recorded as cash flow hedges. The results from such hedges are deferred within other comprehensive income in stockholders’ equity. Currently, a gain of EUR 28 million is deferred in stockholders’ equity as a result of these hedges. The result deferred in equity will mostly be released to the income statement in 2008 at the time when the related hedged transactions affect the income statement During 2007 a gain of EUR 4 million was recorded in the income statement as a result of ineffectiveness of transaction hedges.
Changes in the fair value of hedges related to external and intercompany debt and deposits are recognized within financial income and expenses in the income statement. The changes in the fair value of these hedges related to foreign exchange movements are largely offset in the income statement by changes in the fair value of the hedged items. The Company recorded a gain of EUR 23 million in other comprehensive income under currency translation differences as a result of net investment hedges of investments in foreign subsidiaries during 2007.
Philips partially hedges the interest-rate risk inherent in external debt. As of year-end 2007, the Company had 6 USD interest rate swaps outstanding, on which the Company receives fixed interest and pays floating interest on the equivalent of EUR 347 million. Fair value hedge accounting is applied to these interest rate swaps. There was no material ineffectiveness on these hedges during 2007.
Philips also has an embedded derivative within a convertible bond that was issued to Philips in September 2005 by TPV Technology Ltd., the face value of the bond being EUR 143 million and the value of the option at year-end was EUR 47 million. Changes in the value of the embedded derivative are reported in financial income and expense and during 2007 a total gain of EUR 12 million was recorded within the income statement

Subsequent events
VISICU
On December 18, 2007, Philips announced a merger agreement with VISICU through which Philips is offering to acquire the entire share capital of VISICU for USD 12.00 per share.
Based in Baltimore, USA, VISICU is a leader in clinical IT systems that enable critical care medical staff to actively monitor patients in hospital intensive care units from remote locations.
Philips’ cash offer represents an enterprise value of approximately EUR 200 million (approximately USD 300 million), when accounting for approximately USD 130 million in cash on VISICU’s balance sheet as of September 30, 2007. Closing of the merger is subject to the terms and conditions of the merger agreement the approval of VISICU’s shareholders, and to customary regulatory clearance. The transaction is expected to close at February 20, 2008.
Set-Top Boxes and Connectivity Solutions
On December 19, 2007, Philips announced it has reached an agreement in principle to sell its Set-Top Boxes (STB) and Connectivity Solutions (CS) activities, currently part of its Home Networks business unit within the Consumer Electronics division, to Pace Micro Technology (Pace), a UK-based technology provider.
Philips agreed in principle to divest the STB and CS activities to Pace in exchange for 70 million Pace shares. The proposed transaction is subject to approvals from Pace shareholders, the relevant regulatory authorities and Philips’ workers council. After its successful completion, Philips will become a shareholder of some 23% of the combined business. The transaction is expected to close at the end of the first quarter of 2008.
Share repurchase program
On December 19, 2007, the Company announced that it plans to repurchase EUR 5 billion worth of common Philips shares within the next two years. Shares repurchased under this new program will be subsequently cancelled subject to shareholder approval. In January 2008, the Company has repurchased 22,311,016 common shares for approximately EUR 587 million under this program.
Philips Annual Report 2007       185

128 Group financial statements	188 IFRS information	240 Company financial statements

Notes to the group financial statements
Respironics
On December 21, 2007, Philips and Respironics announced a definitive merger agreement pursuant to which Philips would commence a tender offer to acquire all of the outstanding shares of Respironics for USD 66 per share, or a total purchase price of approximately EUR 3.6 billion (USD 5.1 billion) to be paid in cash upon completion.
Respironics, based in Murrysville, Pennsylvania, USA, is the leading provider of innovative solutions for the global sleep therapy and respiratory markets The transaction is expected to close at the end of February 2008.
Genlyte
On January 22, 2008, Philips completed the purchase of all outstanding shares of Genlyte for a total consideration of EUR 1,888 million (USD 2,747 million). This amount includes the purchase price of 331,627 shares which were acquired by Philips from August 13, 2007 to August 23, 2007 (in total USD 23 million) and the payment with respect to Genlyte’s option plan of USD 89 million. Additionally, in connection with the closing, Philips provided a loan to Genlyte of approximately USD 101 million to pay off debt.
The following table summarizes a preliminary assessment of the fair value of the assets acquired and liabilities assumed with respect to the acquisition of Genlyte:

Preliminary, unaudited	January 22, 2008
Total purchase price	1,888
Less: cash acquired	(75)
Net purchase price	1,813

Allocated to:
Property, plant and equipment	193
Working capital	145
Current financial assets	7
Deferred tax liabilities	(284)
Other long-term liabilities and assets (net)	(16)
Long-term debt	(78)
Restructuring provision	(22)
In-process R&D	14
Other intangible assets	748
Goodwill	1,106
1,813
The goodwill recognized is related mainly to the complementary technological expertise of Genlyte’s work force and the synergies expected to be achieved from integrating Genlyte into the Lighting division.
Other intangible assets comprise:

		amortization
		period in
Preliminary, unaudited	amount	years
Core technology and developed technology/designs	100	11
Group brands	212	20
Product brands	49	10
Customer relationships	381	12
Order backlog	6	0.5
	748
186       Philips Annual Report 2007

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non-US GAAP information		in the last ten years
Philips Annual Report 2007      187

128	Group financial statements	188 IFRS information	240 Company financial statements

IFRS management commentary
IFRS financial statements
Introduction
This chapter of this Annual Report contains the IFRS management commentary and the audited consolidated financial statements including the notes thereon prepared in accordance with the International Financial Reporting Standards as adopted by the European Union and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. Together with the chapter Company financial statements, this chapter contains the statutory financial statements of the Company.
The IFRS management commentary together with the following chapters, sections and pages of this Annual Report;
•	The Philips Group that begins on page 16 of this Annual Report; including the management discussion and analysis;

•	The Philips sectors that begins on page 62 of this Annual Report;

•	Risk management that begins on page 98 of this Annual Report;

•	Report of the Remuneration Committee that begins on page 118 of this Annual Report; and

•	Corporate governance that begins on page 250 of this Annual Report which are deemed incorporated and repeated in this chapter by reference, form the management report within the meaning of section 2:391 of the Dutch Civil Code (and related Decrees).
The chapters The Philips Group and The Philips sectors provide an extensive analysis of the developments during the financial year 2007 and the results. These chapters also provide information on the business outlook, investments, financing, personnel and research and development activities. It should be noted that the figures used in these chapters are based on US GAAP because Philips’ primary external and internal reporting is currently based on US GAAP. However, the commentary and analysis set out in these chapters is no different under US GAAP or IFRS, except for the figures that are referred to.
The section IFRS management commentary provides an analysis in summarized form of the developments during the financial year 2007 and the results based on IFRS on group and sector level. To further facilitate understanding of the major differences between US GAAP and IFRS that affect stockholders’ equity and net income, this section includes a reconciliation from IFRS to US GAAP in respect of these items.
The income statement included in the chapter Company financial statements has been prepared in accordance with section 2:402 of the Dutch Civil Code, which allows a simplified income statement in the Company financial statements in the event that a comprehensive income statement is included in the consolidated financial statements.
For‘Additional information’ within the meaning of section 2:392 of the Dutch Civil Code, please refer to the Auditor’s report on page 239 of this Annual Report, the Auditor’s report on page 245 of this Annual Report, the Proposed dividend to shareholders on page 60 of this Annual Report, and note 70 for subsequent events.
The IFRS management commentary is based on the IFRS consolidated financial statements and should be read in conjunction with these statements. The term EBIT has the same meaning as Income from operations (IFO), and is used to evaluate the performance of the business.
Please refer to page 6 of this Annual Report for more information about forward-looking statements, third-party market share data, fair value information, and reclassifications.

188      Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
IFRS management commentary
2007 was a successful year for Philips. We realized 5% comparable sales growth and EBITA of 6.3%. Our strong innovation pipeline and balanced portfolio proved their robustness in a weakening economic environment.
In 2007 we accelerated the transformation of Philips into a market-focused, people-centric company capable of delivering sustained profits. We invested a total of EUR 1.5 billion in acquiring high-growth, high-margin businesses to strengthen our leadership position in promising markets and to gain access to new markets.
At the end of the year, we announced the two largest acquisitions in recent company history, Genlyte and Respironics. The integration of these highly profitable companies is in line with our Vision 2010 strategy.
In 2007 we further reduced our shareholdings in LG.Philips LCD and TSMC to 19.9% and 5.0% respectively, generating cash inflows of EUR 5.4 billion and a gain of over EUR 3.4 billion.
We bought back shares for EUR 1.6 billion and returned EUR 0.6 billion cash to our shareholders via the annual dividend payment.
At the end of 2007 we announced a further EUR 5 billion share buy-back program, which we intend to largely complete by the end of 2008. In addition, we are proposing a dividend of EUR 0.70 per share in 2008, a 17% increase compared to 2007.
Key data
in millions of euros unless otherwise stated

	20051)	20061)	2007
Sales	25,445	26,682	26,793
EBITA	1,595	1,109	1,693
as a % of sales	6.3	4.2	6.3
EBIT	1,506	957	1,493
as a % of sales	5.9	3.6	5.6
Financial income and expenses	108	29	2,849
Income tax expense	(501)	(189)	(491)
Results of equity-accounted investees	2,279	(139)	884
Minority interests	(12)	(4)	(7)
Income from continuing operations	3,380	654	4,728
Discontinued operations	(6)	4,010	(73)
Net income	3,374	4,664	4,655
Per common share (in euro) — basic	2.70	3.97	4.29
Per common share (in euro) — diluted	2.70	3.94	4.24

Net operating capital (NOC)	4,227	7,385	8,834
Cash flows before financing activities	2,854	(2,462)	5,452
Employees (FTEs)	159,226	121,732	123,801
of which discontinued operations	44,174	6,640	5,703

1)	Restated to present the MedQuist business as a discontinued operation
Performance of the Group
Sales
Group sales grew by 4.9% on a comparable basis to EUR 26,793 million in 2007. However, because of a 3.3% negative currency effect and a 1.2% negative net impact of acquisitions and divestments, mainly due to the divestment of Optical Storage and Mobile Phones, nominal sales remained stable year-over-year. The comparable sales growth was driven by all market clusters and all product divisions, and was particularly strong at DAP (15.4%) and Lighting (6.0%).
In percentage terms, the composition of sales growth in 2007, compared to 2006, was as follows:
Sales growth composition 2007 versus 2006 1)
in%

	com-		consoli-
	parable	currency	dation	nominal
	growth	effects	changes	growth
Medical Systems	3.6	(5.2)	1.9	0.3
DAP	15.4	(3.1)	4.9	17.2
Consumer Electronics	1.0	(2.2)	(0.8)	(2.0)
Lighting	6.0	(3.1)	8.6	11.5
I&EB	32.2	(4.5)	(80.6)	(52.9)
GMS	30.8	(2.3)	(10.5)	18.0
Philips Group	4.9	(3.3)	(1.2)	0.4

1)	Restated to present the MedQuist business as a discontinued operation
The robust sales increase at DAP was driven by double-digit sales growth in all businesses, most notably Domestic Appliances, and was visible throughout all market clusters, with especially strong growth rates in emerging markets. The increase in Lighting sales was mainly attributable to solid growth in energy-efficient lighting within the Lamps and Luminaires businesses.
Medical Systems’ comparable growth (3.6%) was led by Ultrasound & Monitoring and Customer Services. Overall sales growth was tempered by a decline at Imaging Systems, primarily due to a softening of the market in the US (including the effect of the Deficit Reduction Act) and Japan. At CE, the sales increase (1.0%) was driven by all businesses, except Connected Displays, which lost market share in the first half of 2007, and was faced with fierce competition and price pressure in the Flat TV segment, particularly in the US.
Earnings
In 2007, Philips’ gross margin of EUR 9,115 million, or 34.0% of sales, represented an improvement of EUR 881 million compared to 2006 (EUR 8,234 million, or 30.9%). Adjusted for the product liability charge in 2006 (EUR 182 million), gross margin improved from 31.5% of sales to 34.0%. This improvement was primarily driven by higher gross margins at Medical Systems and Lighting.
Selling expenses increased from EUR 4,679 million in 2006 to EUR 4,985 million in 2007, largely due to higher expenditures at Lighting and DAP, both partly related to acquisitions and higher sales. As a percentage of sales, selling expenses increased from 17.5% in 2006 to 18.6% in 2007, mainly attributable to Lighting (mostly due to acquisitions) and Medical Systems.
Research and development costs (EUR 1,617 million, or 6.0% of sales) were broadly in line with 2006 (EUR 1,603 million, or 6.0% of sales).

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128	Group financial statements	188 IFRS information	240 Company financial statements

IFRS management commentary
General and administrative expenses (EUR 1,124 million) declined compared to 2006 (EUR 1,174 million), largely as a result of lower pension costs and reduced overhead costs in corporate and regional organizations, following the simplification of the regional management structure. As a percentage of sales, G&A costs declined from 4.4% in 2006 to 4.2% in 2007.
The following overview shows sales, EBIT and EBITA according to the 2007 sector classification.
Sales, EBIT and EBITA 2007
in millions of euros unless otherwise stated

	sales	EBIT	%	EBITA	%
Medical Systems	6,470	742	11.5	862	13.3
DAP	2,968	513	17.3	525	17.7
Consumer Electronics	10,362	312	3.0	315	3.0
Lighting	6,093	618	10.1	665	10.9
I&EB	703	(136)	(19.3)	(118)	(16.8)
GMS	197	(556)	—	(556)	—
Philips Group	26,793	1,493	5.6	1,693	6.3
Sales, EBIT and EBITA 2006 1)
in millions of euros unless otherwise stated

	sales	EBIT	%	EBITA	%
Medical Systems	6,448	780	12.1	874	13.6
DAP	2,532	370	14.6	378	14.9
Consumer Electronics	10,576	299	2.8	300	2.8
Lighting	5,466	516	9.4	547	10.0
I&EB	1,493	(164)	(11.0)	(146)	(9.8)
GMS	167	(844)	—	(844)	—
Philips Group	26,682	957	3.6	1,109	4.2

1)	Restated to present the MedQuist business as a discontinued operation
In 2007, EBIT increased by EUR 536 million compared to 2006, to EUR 1,493 million, or 5.6% of sales. Excluding the EUR 182 million product liability charge which was recognized in 2006, EBIT profitability improved by 1.3% in relation to sales, driven by the improved performance of DAP, Lighting and Group Management & Services.
Total EBITA for the Group increased from EUR 1,109 million, or 4.2% of sales, in 2006 to EUR 1,693 million, or 6.3% of sales, in 2007. The main drivers of the year-on-year EBITA improvement were the strong, mainly sales-driven performance at DAP (EUR 147 million) and higher earnings at Lighting (EUR 118 million), as a result of higher sales across almost all businesses and a lower loss in the fluorescent-based LCD backlighting business. Excluding the EUR 182 million negative impact of product liability charges in 2006, Group Management & Services’ result improved by EUR 106 million due to reduced corporate and regional costs as well as lower pension and brand campaign costs.
Medical Systems’ EBITA of EUR 862 million, or 13.3% of sales, represents a slight decline compared to 2006. Higher earnings at Customer Services, Ultrasound & Monitoring and Healthcare Informatics were offset by lower earnings at Imaging Systems, largely as a consequence of lower sales.
DAP’s EBITA increase of EUR 147 million compared to 2006 was primarily driven by strong sales growth, supported by the full-year contribution of Avent, and by rapid expansion in emerging markets with stable margins. In addition, effective cost management supported the EBITA profitability increase of 2.8% of sales compared to 2006. All DAP businesses contributed to the overall year-on-year improvement, both in nominal terms and as a percentage of sales.
CE’s EBITA reached EUR 315 million, or 3.0% of sales, compared to 2.8% in 2006. A sales decline and high margin pressure at Connected Displays, particularly in North America, were more than offset by higher EBITA in the other businesses, most notably Peripherals & Accessories and Entertainment Solutions.
Lighting’s EBITA improved to EUR 665 million, or 10.9% of sales, mainly due to higher earnings in Lamps, Lumileds, Luminaires and additional EBITA from the acquisition of Partners in Lighting International (PLI). The exit from the loss-making fluorescent lamp-based LCD backlighting business at the beginning of 2007 also added to the EBITA improvement.
The EBITA loss at Innovation & Emerging Businesses amounted to EUR 118 million, compared to a loss of EUR 146 million in 2006. EBITA in 2006 included an aggregated gain of EUR 35 million on the divestment of several businesses within Corporate Investments and Corporate Technologies. In 2007, EBITA improved due to EUR 45 million higher license income.
EBITA at Group Management & Services improved by EUR 288 million compared to 2006, when the EUR 182 million asbestos-related product liability charge was recognized. The improvement in EBITA was also driven by a reduction in Corporate, Country & Regional overheads and reduced investments in the brand campaign.
Financial income and expense
Financial income increased from EUR 29 million in 2006 to EUR 2,849 million, primarily due to the EUR 2,783 million gain on the sale of shares in TSMC. In 2006 there were no sales of securities.
Income taxes
Income taxes amounted to EUR 491 million, compared to EUR 189 million in 2006. The tax burden in 2007 corresponded to an effective tax rate of 11.3% on pre-tax income, compared to 19.2% in 2006. The effective tax rate in 2007 was affected by a reduction of the average statutory tax rate, primarily due to a reduction in the Netherlands as well as tax-exempt items, most notably the non-taxable gain on the sale of shares in TSMC. Non-taxable items in 2006 were the TSMC dividend, as well as the gains and losses resulting from changes in the fair value of TSMC stock options and the TPV convertible bond. Income taxes in 2006 were also positively affected by a reduction in the Dutch corporate tax rate and gains resulting from final agreements on prior-year taxes in various jurisdictions.
For further information, please refer to note 42.
Results relating to equity-accounted investees
The results relating to equity-accounted investees increased by EUR 1,023 million compared to 2006 and provided income of EUR 884 million in 2007. The Company’s participation in the net income of equity-accounted investees increased from a loss of EUR 188 million in 2006 to a profit of EUR 246 million in 2007, mainly due to higher earnings at LG.Philips LCD. Earnings from the sale of shares mainly consisted of the EUR 653 million non-taxable gain on the sale of a 13% stake in LG.Philips LCD, reducing Philips’ shareholding from 32.9% to 19.9%.
In 2006, a EUR 103 million non-taxable gain was recognized on the sale of the remaining 8.4 million shares of common stock in FEI, which reduced Philips’ shareholding from 24.8% to zero.
In 2006, investment impairment and guarantee charges primarily related to a EUR 61 million loss which was recognized as a result of agreements made with LG.Philips Displays for voluntary payments (social contributions and environmental clean-up), mainly in France, Germany, the Netherlands and the UK.
Minority interests
The share of minority interests in the income of Group companies reduced income by EUR 7 million, compared to EUR 4 million in 2006.
Discontinued operations
In this Annual Report, Philips reports the results of Mobile Display Systems, Semiconductors and MedQuist separately as discontinued operations. Consequently, the related results, including transaction gains, are shown separately in the financial statements under discontinued operations.
The loss from discontinued operations of EUR 73 million in 2007 was primarily attributable to impairment charges for MedQuist.
In 2006, a net gain of EUR 3,683 million was recorded on the sale of Philips’ majority stake in the Semiconductors division.
Net income
In 2007, income from continuing operations amounted to EUR 4,728 million, an increase of EUR 4,074 million compared with 2006. The improvement was driven by EUR 536 million higher EBIT and a EUR 2,820 million increase in financial income, primarily due to the sale of shares in TSMC. The EUR 302 million higher income tax charges

190      Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
were more than offset by a EUR 1,023 million increase in results relating to equity-accounted investees, which included a EUR 653 million gain on the sale of shares of LG.Philips LCD as well as a EUR 433 million increase in that company’s operational results.
The loss from discontinued operations amounted to EUR 73 million, mainly due to MedQuist-related impairment charges, whereas 2006 included a total gain of EUR 3,683 million from the sale of a majority stake in the Semiconductors division.
Net income for the Group showed a profit of EUR 4,655 million, or EUR 4.29 per common share, compared to EUR 4,664 million, or EUR 3.97 per common share, in 2006.
Cash flows before financing activities
Cash flows before financing activities increased by EUR 7.9 billion, largely due to increased cash flows from operating activities, higher inflows from the sale of stakes in TSMC and LG.Philips LCD, and lower cash outflows for acquisitions.
Net cash from operating activities amounted to EUR 1,752 million in 2007, compared to cash flows of EUR 639 million in 2006. This EUR 1,113 million increase was driven by higher cash generation at DAP, CE and GMS, due to increased earnings and lower working capital requirements. In addition, the improvement was related to a EUR 720 million reduction in pension contributions compared to 2006.
The EUR 4,105 million proceeds from the sale of other non-current financial assets were primarily related to the further reduction of our financial holding in TSMC, which yielded EUR 3,895 million. Additionally, EUR 1,640 million cash was generated by the sale of interests in businesses, including the sale of 46.4 million shares in LG.Philips LCD, resulting in a cash inflow of EUR 1,547 million, as well as by the divestment of the remaining parts of Optical Storage and Mobile Phones. Furthermore, a net amount of EUR 385 million cash was generated by maturing currency hedges.
During 2007, a total of EUR 1,485 million was utilized for acquisitions, notably PLI (EUR 561 million) and Color Kinetics (EUR 515 million), as well as DLO, Health Watch and Raytel Cardiac Services.
In 2006, a total of EUR 2,467 million was used for acquisitions, notably Intermagnetics (EUR 993 million), Avent (EUR 689 million), Lifeline (EUR 583 million) and Witt Biomedical (EUR 110 million). The divestment of businesses, primarily within Innovation & Emerging Businesses, generated EUR 318 million.
Philips sectors
Key data Medical Systems
in millions of euros unless otherwise stated

	20051)	20061)	2007
Sales	6,013	6,448	6,470
% increase, nominal	9	7	0
% increase, comparable	8	8	4
EBITA	777	874	862
as % of sales	12.9	13.6	13.3
EBIT	698	780	742
as a % of sales	11.6	12.1	11.5
Net operating capital (NOC)	3,057	4,066	4,064
Cash flows before financing activities	518	(417)	409
Employees (FTEs)	24,221	26,203	27,441

1)	Restated to present the MedQuist business as a discontinued operation
Sales in 2007 totaled EUR 6,470 million, a stable performance in nominal terms compared to 2006. Excluding the 2% positive impact of portfolio changes and the 5% unfavorable currency effect, comparable sales growth was 4%. Particularly strong growth in Ultrasound & Monitoring and Customer Services was partly offset by the decline in Imaging Systems which was negatively affected by the continued softening of the imaging market in the US (including the effect of the Deficit Reduction Act) and Japan.
From a regional perspective, single-digit comparable sales growth was achieved in the mature markets, including North America, which generated double-digit growth in all businesses except Imaging Systems. The key emerging markets experienced 10% comparable growth, with particularly strong performance in India (17%) and solid growth of 9% each in China and Latin America.
EBITA amounted to EUR 862 million, or 13.3% of sales, in 2007, compared to EUR 874 million, or 13.6% of sales, in 2006. Higher earnings at Ultrasound & Monitoring, Customer Services and Healthcare Informatics were offset by lower sales-driven earnings at Imaging Systems, partly due to the impact of the Deficit Reduction Act.
EBIT declined from EUR 780 million in 2006 to EUR 742 million in 2007.
Cash flows before financing activities included net payments totaling EUR 70 million for the acquisitions of Emergin, VMI and XIMIS in 2007, while 2006 included acquisition-related cash outflows of EUR 1,103 million, for Intermagnetics and Witt Biomedical. Excluding these acquisition-related disbursements, cash flows before financing activities were EUR 207 million below 2006, mainly due to higher working capital requirements and increased capital expenditures.
Key data DAP
in millions of euros unless otherwise stated

	2005	2006	2007
Sales	2,194	2,532	2,968
% increase, nominal	7	15	17
% increase, comparable	6	11	15
EBITA	345	378	525
as % of sales	15.7	14.9	17.7
EBIT	340	370	513
as a % of sales	15.5	14.6	17.3
Net operating capital (NOC)	474	1,260	1,270
Cash flows before financing activities	384	(287)	415
Employees (FTEs)	8,203	9,933	9,881
2007 was a very successful year for DAP. Full-year sales increased by EUR 436 million, or 17%, on a nominal basis. Adjusted for the 5% positive effect from the integration of Avent (acquired in September 2006) and adverse currency developments (3%), comparable sales grew by 15%, significantly ahead of the 7% growth target set at the beginning of the year. Double-digit comparable sales growth was achieved by all businesses and market clusters. From a business perspective, growth was led by excellent performance at Domestic Appliances, mainly driven by the Kitchen Appliances business, benefiting from our investments in innovation and the brand. Shaving & Beauty benefited from the successful introduction of two new shavers (Arcitec and the Moisturizing Shaving System) and the continued acceptance and further roll-out of Bodygroom products. At Health & Wellness, sales increased largely as a result of the good market acceptance of Oral Healthcare products, supported by the launch of the new FlexCare toothbrush and the successful market introduction of the Wake-up Light.
From a geographical perspective, comparable sales growth was evident in all countries, with double-digit increases in all market clusters. Emerging markets including China, India, Brazil and Russia — representing about one third of DAP’s sales — contributed 28% comparable sales growth in 2007.
Compared to 2006, EBITA increased by EUR 147 million to EUR 525 million, corresponding to a profitability improvement of 2.8% of sales, reaching 17.7% of sales in 2007. The year-on-year earnings rise was largely driven by higher sales and tight cost management. EBITA improvements were visible — both in absolute amounts and relative to sales — in all businesses.
EBIT increased by EUR 143 million to EUR 513 million in 2007, compared to EUR 370 million in 2006. DAP generated EUR 415 million cash flows before financing activities, broadly in line with 2006, excluding the EUR 689 million net cash payment for the acquisition of Avent. Higher earnings were largely offset by increased working capital requirements.

      Philips Annual Report 2007     191

128	Group financial statements	188 IFRS information	240	Company financial statements

IFRS management commentary
Key data CE
in millions of euros unless otherwise stated

	2005	2006	2007
Sales	10,422	10,576	10,362
% increase (decrease), nominal	5	1	(2)
% increase, comparable	5	5	1
EBITA	426	300	315
as % of sales	4.1	2.8	3.0
EBIT	425	299	312
as a % of sales	4.1	2.8	3.0
Net operating capital (NOC)	(200)	(134)	(157)
Cash flows before financing activities	548	248	339
Employees (FTEs)	15,537	14,486	13,516
Sales totaled EUR 10,362 million in 2007, reflecting a nominal decline of 2% compared to 2006. Adjusted for 1% portfolio changes (mainly the sale of Mobile Phones in March 2007 and the acquisition of DLO in May 2007) and 2% negative currency effects, comparable sales increased by 1%. Year-on-year sales growth was delivered by all businesses except Connected Displays, which suffered from challenging market conditions and a loss of market share in the first half of the year. The sales decline at Connected Displays was due to the positive effect, in 2006, of soccer’s World Cup, as well as increased competition and price pressure in Flat TV, the latter particularly in the US. However, in the second half of the year Connected Displays showed 10% comparable growth.
From a geographical perspective, sales growth was strong in Europe and the emerging markets in Asia Pacific, driven by all businesses. Sales declined in North America and Latin America, primarily due to Connected Displays.
CE’s focus on margin management resulted in an EBITA of EUR 315 million, or 3.0% of sales, compared to 2.8% in 2006, in line with the target set for the division. Significant margin pressure at Connected Displays, particularly in the US, was more than offset by higher EBITA in the other businesses.
EBIT reached EUR 312 million (3.0% of sales), compared to EUR 299 million (2.8% of sales) in 2006.
Net operating capital at the end of 2007 amounted to negative EUR 157 million (2006: negative EUR 134 million), reflecting the continued success of the division’s asset-light strategy. Cash flows before financing activities improved from EUR 248 million in 2006 to EUR 339 million in 2007, primarily driven by tight working capital management at Connected Displays.
Key data Lighting
in millions of euros unless otherwise stated

	2005	2006	2007
Sales	4,775	5,466	6,093
% increase, nominal	6	14	11
% increase, comparable	4	8	6
EBITA	503	547	665
as % of sales	10.5	10.0	10.9
EBIT	500	516	618
as a % of sales	10.5	9.4	10.1
Net operating capital (NOC)	2,846	2,817	4,059
Cash flows before financing activities	(236)	451	(644)
Employees (FTEs)	45,649	47,739	54,323
Lighting sales grew 11% in nominal terms in 2007, supported by the contribution of the acquired companies PLI and Color Kinetics. Excluding these acquisitions and the negative currency impact of 3%, comparable growth amounted to 6%, led by robust growth of energy-efficient lighting, primarily within Lamps and Luminaires. Sales of Solid-State Lighting applications grew 281% year-on-year, reaching EUR 160 million, helped by the acquisition of Color Kinetics. Automotive Lighting and Lighting Electronics also achieved comparable growth. However, the remaining businesses showed comparable declines, mainly due to the contracting rear-projection TV market (Special Lighting Applications).
Geographically, the division showed strong growth in all market clusters except North America. Emerging markets delivered particularly strong growth of 17% in currency-comparable terms, attributable to solid growth across all businesses except for Special Lighting Applications in Asia, related to the rapid contraction of the rear-projection TV market. Sales growth was notably strong in China (18%) and India (16%).
EBITA in 2007 amounted to EUR 665 million, growing by EUR 118 million year-on-year to reach 10.9% of sales, compared to EUR 547 million, or 10.0% of sales, in 2006. This improvement was driven by solid earnings growth at Lamps and Luminaires, additional EBITA following the successful integration of PLI, and lower losses related to the fluorescent-based backlighting solutions business which we exited in Q1 2007.
EBIT improved by EUR 102 million to reach EUR 618 million, or 10.1% of sales.
Cash flows before financing included acquisition-related investments totaling EUR 1,162 million in 2007, most notably net payments of EUR 561 million for Partners in Lighting and of EUR 515 million for Color Kinetics. Net capital expenditures declined by EUR 87 million compared to 2006, mainly due to higher investments in Lumileds in 2006.
Key data I&EB
in millions of euros unless otherwise stated

	2005	2006	2007
Sales	1,905	1,493	703
% decrease, nominal	(18)	(22)	(53)
% increase (decrease), comparable	(5)	(9)	32
EBITA	(195)	(146)	(118)
as % of sales	(10.2)	(9.8)	(16.8)
EBIT	(195)	(164)	(136)
as a % of sales	(10.2)	(11.0)	(19.3)
Net operating capital (NOC)	302	791	1,021
Cash flows before financing activities	(96)	(625)	(440)
Employees (FTEs)	15,130	9,852	7,638
EBITA at Innovation & Emerging Businesses improved compared to 2006, to a loss of EUR 118 million. Excluding the aggregated gain of EUR 35 million in 2006 on the divestment of several businesses within Corporate Investments (most notably PSS, ETG and PBC) and Corporate Technologies (CryptoTec), EBITA improved by EUR 63 million, mainly due to higher license income.
Key data CMS
in millions of euros unless otherwise stated

	2005	2006	2007
Sales	136	167	197
EBITA	(262)	(844)	(556)
EBIT	(262)	(844)	(556)
Net operating capital (NOC)	(2,252)	(1,415)	(1,423)
Cash flows before financing activities	1,736	(1,832)	5,373
Employees (FTEs)	6,312	6,879	5,299
EBITA at Group Management & Services improved by EUR 288 million compared to 2006, when the EUR 182 million asbestos-related product liability charge was recognized. The improvement in EBITA was also driven by a reduction in Corporate, Country & Regional overheads and reduced investments in the brand campaign.

192      Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
Reconciliation from IFRS to US GAAP
The Company provides for transparency purposes for the users of the financial statements, the following reconciliations from IFRS to US GAAP.
Reconciliation of net income from IFRS to US GAAP
in millions of euros

	2005	2006	2007
Net income attributable to stockholders, as per the consolidated statements of income on an IFRS basis	3,374	4,664	4,655
Adjustments to reconcile to US GAAP:
- Reversal of capitalized product development cost	(263)	(271)	(234)
- Reversal of amortization of product development costs	197	213	205
- Reversal of additional net pensions and other charges	97	292	311
- Financial income and expense	(5)	1	(236)
- Adjustment of results of equity-accounted investees	(521)	(18)	(121)
- Provisions	—	(65)	9
- Income tax effect on US GAAP adjustments	(24)	22	(131)
- Discontinued operations	(5)	472	(360)
- Other	18	73	70
Net income as per the consolidated statements of income on a US GAAP basis	2,868	5,383	4,168
Reconciliation of stockholders’ equity from IFRS to US GAAP
in millions of euros

	Dec. 31,	Dec. 31,
	2006	2007
Stockholders’ equity as per the consolidated balance sheets on an IFRS basis	21,910	20,287
Adjustments to reconcile to US GAAP:
- Reversal of capitalized product development cost	(535)	(518)
- Reversal of pensions and other postretirement benefits	1,700	2,169
- Goodwill amortization (until January 1, 2004)	287	260
- Goodwill capitalization (acquisition-related)	30	76
- Acquisition-related intangibles	(210)	(162)
- Equity-accounted investees	105	69
- Reversal of result on recognition of sale and leaseback	(52)	(39)
- Provisions	(58)	(18)
- Deferred tax effect	(168)	(447)
- Assets from discontinued operations	3	14
- Other	(15)	(7)
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	22,997	21,684
The major differences between IFRS and US GAAP that affect stockholders’ equity and net income are the following:
•	IFRS requires capitalization and subsequent amortization of development cost, if the relevant conditions for capitalization are met, whereas development costs under US GAAP are recorded as an expense.

•	Standards for pension accounting are significantly different between US GAAP and IFRS. Prepaid pension assets under IFRS can only be recognized to the extent that economic benefits are available in the form of refunds from the plan or reductions in future contributions to the plan. Further, parts of the funded status remain unrecognized under IFRS, while SFAS No. 158 requires full recognition of the funded status.

•	Under IFRS, goodwill is not amortized as from 2004. Since goodwill was no longer amortized as from 2002 under US GAAP, IFRS has two additional years of goodwill amortization. This is also a reason for differences in equity-accounted investees between IFRS and US GAAP.

•	IFRS requires up-front profit recognition of operational sale-and-leaseback transactions when the sale-and-leaseback is at market conditions, whereas US GAAP requires amortization.

•	Different accounting policies for valuation and discounting give rise to a reconciliation item for provisions.

•	The differences as explained above affect income taxes and therefore deferred income taxes.

•	The composition of equity under IFRS is affected by the exemption in IFRS 1 that allows the inclusion of the existing negative cumulative translation differences in retained earnings as per January 1, 2004. As a result of the application of this exemption, the recycling of translation gains and losses from equity to the income statement differs when comparing US GAAP and IFRS.

•	In 2006 the result of discontinued operations was particularly affected by the different treatment of development costs between US GAAP and IFRS. This resulted in a higher gain upon the sale of the semiconductor division under US GAAP than IFRS. In 2007, the difference in results from discontinued operations was particularly impacted by the impairment of MedQuist, which takes into account a higher cumulative currency translation loss under US GAAP than IFRS due to the above mentioned IFRS 1 exemption.

      Philips Annual Report 2007     193

128	Group financial statements	188 IFRS information	240 Company financial statements

Consolidated statements of income
IFRS Consolidated statements of income of the Philips Group for the years ended December 31
in millions of euros unless otherwise stated

		2005	2006	2007
	Sales	25,445	26,682	26,793
	Cost of sales	(17,540)	(18,448)	(17,678)

	Gross margin	7,905	8,234	9,115

	Selling expenses	(4,425)	(4,679)	(4,985)
	General and administrative expenses	(856)	(1,174)	(1,124)
	Research and development expenses	(1,536)	(1,603)	(1,617)
	Other business income	580	328	269
	Other business expense	(162)	(149)	(165)

40	Income from operations	1,506	957	1,493

41	Financial income	397	546	3,194
41	Financial expenses	(289)	(517)	(345)

	Income before taxes	1,614	986	4,342

42	Income tax expense	(501)	(189)	(491)

	Income after taxes	1,113	797	3,851

43	Results relating to equity-accounted investees:
	- Company’s participation in income (loss)	514	(188)	246
	- Other results	1,765	49	638

	Income before minority interests	3,392	658	4,735

	Minority interests	(12)	(4)	(7)

	Income from continuing operations	3,380	654	4,728

38	Discontinued operations	(6)	4,010	(73)

44	Net income attributable to stockholders	3,374	4,664	4,655

	Attribution of net income for the period
	Net income attributable to stockholders	3,374	4,664	4,655
	Net income attributable to minority interests	(2)	4	3
	Net income for the period	3,372	4,668	4,658
The years 2005 and 2006 are restated to present the MedQuist business as a discontinued operation.
The accompanying notes are an integral part of these consolidated financial statements.

194      Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
Earnings per share

	2005	2006	2007
Weighted average number of common shares outstanding (after deduction of treasury stock) during the year (in thousands)	1,249,956	1,174,925	1,086,128

Adjusted weighted average number of shares (after deduction of treasury stock) during the year (in thousands)	1,253,330	1,183,631	1,098,925

Basic earnings per common share in euros

Income from continuing operations	2.70	0.56	4.35
Income (loss) from discontinued operations	—	3.41	(0.06)
Net income	2.70	3.97	4.29

Diluted earnings per common share in euros

Income from continuing operations	2.70	0.55	4.30
Income (loss) from discontinued operations	—	3.39	(0.06)
Net income	2.70	3.94	4.24

Dividend paid per common share in euros	0.40	0.44	0.60

      Philips Annual Report 2007     195

128	Group financial statements	188 IFRS information	240 Company financial statements

Consolidated balance sheets
IFRS Consolidated balance sheets of the Philips Group as of December 31
in millions of euros unless otherwise stated
Assets

			2006		2007
	Current assets

	Cash and cash equivalents		5,886		8,769

45 67	Receivables:
	- Accounts receivable — net	4,257		4,209
	- Accounts receivable from related parties	37		26
	- Other receivables	438		435
			4,732		4,670
38	Current assets of discontinued operations		185		149

46	Inventories — net		2,880		3,203

47	Other current assets		770		622

	Total current assets		14,453		17,413

	Non-current assets

43	Investments in equity-accounted investees		2,869		1,817

48	Other non-current financial assets		8,055		3,183

49	Non-current receivables		206		78

38	Non-current assets of discontinued operations		242		170

50	Other non-current assets		390		384

42	Deferred tax assets		1,449		1,271

51 61	Property, plant and equipment:
	- At cost	7,560		7,897
	- Less accumulated depreciation	(4,458)		(4,703)
			3,102		3,194

52	Intangible assets excluding goodwill:
	- At cost	4,082		4,609
	- Less accumulated amortization	(1,524)		(1,774)
			2,558		2,835

53	Goodwill		3,406		3,800

	Total non-current assets		22,277		16,732

			36,730		34,145
The year 2006 is restated to present the MedQuist business as a discontinued operation.

The accompanying notes are an integral part of these consolidated financial statements.
196      Philips Annual Report 2007

246	Reconciliation of	250 Corporate governance	258	The Philips Group	260 Investor information
	non-US GAAP information			in the last ten years
Liabilities and equity

			2006		2007
	Current liabilities
67	Accounts and notes payable:
	- Trade creditors	3,172		3,083
	- Accounts payable to related parties	271		289
			3,443		3,372
38	Current liabilities of discontinued operations		46		46
54	Accrued liabilities		3,280		2,975
55 56 62	Short-term provisions		755		382
57	Other current liabilities		605		509
58 59	Short-term debt		871		2,350

	Total current liabilities		9,000		9,634

	Non-current liabilities

59 61	Long-term debt		3,007		1,213
55 56 62	Long-term provisions		1,788		1,915
42	Deferred tax liabilities		263		141
38	Non-current liabilities of discontinued operations		32		32
60	Other non-current liabilities		595		796

	Total non-current liabilities		5,685		4,097

61 62	Contractual obligations and contingent liabilities

	Equity

	Minority interests1)		135		127

63	Stockholders’ equity:
	Preference shares, par value EUR 0.20 per share:
	- Authorized: 2,500,000,000 shares (2006: 2,500,000,000 shares), issued none
	Common shares, par value EUR 0.20 per share:
	- Authorized: 2,500,000,000 shares (2006: 2,500,000,000 shares)
	- Issued and fully paid: 1,142,826,763 shares (2006: 1,142,826,763 shares)	228		228
	Capital in excess of par value	—		—
	Retained earnings	17,524		21,544
	Revaluation reserve	167		133
	Other reserves	4,914		598
	Treasury shares, at cost 77,933,509 shares (2006: 35,933,526 shares)	(923)		(2,216)
			21,910		20,287
	Total equity		22,045		20,414

			36,730		34,145

1)	Of which discontinued operations EUR 91 million at December 31, 2006 and EUR 79 million at December 31, 2007.
Philips Annual Report 2007      197

128	Group financial statements	188 IFRS information	240 Company financial statements
Consolidated statements of cash flows
IFRS Consolidated statements of cash flows of the Philips Group for the years ended December 31
in millions of euros unless otherwise stated

		2005	2006	2007
	Cash flows from operating activities
	Net income attributable to stockholders	3,374	4,664	4,655
	Loss (income) from discontinued operations	6	(4,010)	73
	Minority interests	12	4	7
	Adjustments to reconcile net income to net cash provided by operating activities:
	Depreciation and amortization	919	990	1,083
	Impairment of equity-accounted investees and available-for-sales securities	137	8	39
	Net gain on sale of assets	(2,315)	(232)	(3,385)
	(Income) loss from equity-accounted investees	(661)	237	(371)
	Dividends received from equity-accounted investees	312	—	48
	Dividends paid to minority shareholders	(16)	—	—
	Increase in receivables and other current assets	(26)	(2,067)	(435)
	(Increase) decrease in inventories	(235)	2	(389)
	Increase in accounts payable, accrued and other liabilities	250	1,042	121
	Decrease in non-current receivables/other assets	98	138	298
	Decrease in provisions	(449)	(267)	(198)
	Proceeds from sales of trading securities	—	—	196
	Other items	1	130	10
	Net cash provided by operating activities	1,407	639	1,752

	Cash flows from investing activities
	Purchase of intangible assets	(74)	(101)	(118)
	Expenditures on development assets	(259)	(295)	(233)
	Capital expenditures on property, plant and equipment	(624)	(698)	(658)
	Proceeds from disposals of property, plant and equipment	211	107	81
64	Cash from derivatives	(46)	62	385
	Purchase of other non-current financial assets	(18)	(31)	(17)
65	Proceeds from other non-current financial assets	630	4	4,105
	Purchase of businesses, net of cash acquired	(1,089)	(2,467)	(1,485)
	Proceeds from sale of interests in businesses	2,716	318	1,640
	Net cash provided by (used for) investing activities	1,447	(3,101)	3,700

	Cash flows from financing activities
	Increase (decrease) in short-term debt	(36)	97	(158)
	Principal payments on long-term debt	(375)	(553)	(155)
	Proceeds from issuance of long-term debt	74	9	29
	Treasury stock transactions	(1,761)	(2,755)	(1,448)
	Dividends paid	(504)	(523)	(639)
	Net cash used for financing activities	(2,602)	(3,725)	(2,371)

	Net cash provided by (used for) continuing operations	252	(6,187)	3,081
198      Philips Annual Report 2007

246	Reconciliation of	250 Corporate governance	258	The Philips Group	260 Investor information
	non-US GAAP information			in the last ten years

	2005	2006	2007
Cash flows from discontinued operations
Net cash provided by (used for) operating activities	1,380	582	(153)
Net cash (used for) provided by investing activities	(847)	6,532	38
Net cash provided by financing activities	—	—	—
Net cash provided by (used for) discontinued operations	533	7,114	(115)

Net cash provided by continuing and discontinued operations	785	927	2,966

Effect of changes in exchange rates on cash positions	159	(197)	(112)
Cash and cash equivalents at the beginning of the year	4,349	5,293	6,023
Cash and cash equivalents at the end of the year	5,293	6,023	8,877
Less cash and cash equivalents at the end of the year — discontinued operations	150	137	108
Cash and cash equivalents at the end of the year — continuing operations	5,143	5,886	8,769
The years 2005 and 2006 are restated to present the MedQuist business as a discontinued operation.
The accompanying notes are an integral part of these consolidated financial statements.
Supplemental disclosures to the consolidated statements of cash flows

		2005	2006	2007
	Net cash paid during the year for
	Interest	178	211	49
	Income taxes	302	632	493

	Net gain on sale of assets
	Cash proceeds from the sale of assets	3,557	429	5,826
	Book value of these assets	(1,314)	(249)	(2,528)
	Non-cash gains	72	52	87
		2,315	232	3,385

	Non-cash investing and financing information
66	Assets received in lieu of cash from the sale of businesses:
	Shares/share options/convertible bonds	330	188	—
	Receivables/loans	—	6	—

	Conversion of convertible personnel debentures	—	26	38

	Treasury stock transactions
	Shares acquired	(1,836)	(2,899)	(1,609)
	Exercise of stock options	75	144	161
The years 2005 and 2006 are restated to present the MedQuist business as a discontinued operation.

The accompanying notes are an integral part of these consolidated financial statements.
For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.
Philips Annual Report 2007      199

128	Group financial statements	188 IFRS information	240 Company financial statements
Consolidated statements of equity

IFRS Consolidated statements of changes in equity of the Philips Group
in millions of euros unless otherwise stated

	outstanding							total
	number of		capital in					stock-
	shares in	common	excess of par	retained	revaluation	other	treasury	holders’	minority
	thousands	stock	value	earnings	reserve	reserves	shares at cost	equity	interests1)	total equity
Balance as of Dec. 31, 2004	1,281,527	263	97	14,957	—	161	(1,239)	14,239	285	14,524
Conversion of priority shares into common stock	25

Net income				3,374				3,374
Net current period change						956		956
Income tax on net current period change						81		81
Reclassification into income						(394)		(394)
Acquisition- purchase accounting					262			262
Total recognized income and expense				3,374	262	643		4,279
Dividend paid				(504)				(504)
Purchase of treasury stock	(83,823)						(1,836)	(1,836)
Re-issuance of treasury stock	3,629		(85)				156	71
Share-based compensation plans			70					70
	(80,169)	—	(15)	2,870	262	643	(1,680)	2,080	68	2,148
Balance as of Dec. 31, 2005	1,201,358	263	82	17,827	262	804	(2,919)	16,319	353	16,672

Net income				4,664				4,664
Net current period change						4,325		4,325
Income tax on net current period change					(95)	(87)		(182)
Reclassification into income						(128)		(128)
Total recognized income and expense				4,664	(95)	4,110		8,679
Cancellation of treasury shares		(35)		(4,332)			4,367	—
Dividend paid				(523)				(523)
Purchase of treasury stock	(105,949)						(2,899)	(2,899)
Re-issuance of treasury stock	11,484		(245)	(112)			528	171
Share-based compensation plans			122					122
Income tax share-based compensation plans			41					41
	(94,465)	(35)	(82)	(303)	(95)	4,110	1,996	5,591	(218)	5,373
Balance as of Dec. 31, 2006	1,106,893	228	—	17,524	167	4,914	(923)	21,910	135	22,045

Net income				4,655				4,655
Net current period change - continuing operations						(1,348)		(1,348)
Net current period change - discontinued operations						(22)		(22)
Income tax on net current period change						(13)		(13)
Release revaluation reserve				34	(34)			—
Reclassification into income						(2,933)		(2,933)
Total recognized income and expense				4,689	(34)	(4,316)		339
Dividend paid				(659)				(659)
Purchase of treasury stock	(53,141)						(1,633)	(1,633)
Re-issuance of treasury stock	11,141		(131)	(10)			340	199
Share-based compensation plans			104					104
Income tax share-based compensation plans			27					27
	(42,000)	—	—	4,020	(34)	(4,316)	(1,293)	(1,623)	(8)	(1,631)
Balance as of Dec. 31, 2007	1,064,893	228	—	21,544	133	598	(2,216)	20,287	127	20,414

1)	Of which discontinued operations: EUR 173 million at December 31, 2005, EUR 91 million at December 31, 2006 and EUR 79 million at December 31, 2007
The accompanying notes are an integral part of these consolidated financial statements
200      Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Changes in other reserves
in millions of euros

		unrealized gain (loss)
	currency translation	on available for-sale	change in fair value of
	differences	securities	cash flow hedges	total other reserves
Balance as of December 31, 2004	(76)	182	55	161

Net current period change	997	55	(96)	956
Income tax on net current period change	49	—	32	81
Reclassification into income	(138)	(236)	(20)	(394)
	908	(181)	(84)	643

Balance as of December 31, 2005	832	1	(29)	804

Net current period change	(515)	4,768	72	4,325
Income tax on net current period change	(72)	—	(15)	(87)
Reclassification into income	(10)	(98)	(20)	(128)
	(597)	4,670	37	4,110

Balance as of December 31, 2006	235	4,671	8	4,914

Net current period change — continuing operations	(749)	(618)	19	(1,348)
Net current period change — discontinued operations	(22)	—	—	(22)
Income tax on net current period change	(10)	—	(3)	(13)
Reclassification into income	(67)	(2,870)	4	(2,933)
	(848)	(3,488)	20	(4,316)

Balance as of December 31, 2007	(613)	1,183	28	598
Philips Annual Report 2007      201

128 Group financial statements	188 IFRS information Information by sectors and main countries	240 Company financial statements

Information by sectors and main countries
in millions of euros unless otherwise stated
Sectors

					results relating
		research and		income from	to equity-	cash flow
		development	income from	operations as a	accounted	before
	sales	expenses	operations	% of sales	investees	activities
2007
Medical Systems	6,470	(574)	742	11.5	7	409
DAP	2,968	(161)	513	17.3	—	415
Consumer Electronics	10,362	(327)	312	3.0	2	339
Lighting	6,093	(282)	618	10.1	—	(644)
Innovation & Emerging Businesses	703	(597)	(136)	(19.3)	(9)	(440)
Group Management & Services	197	—	(556)	—	884	5,373
Inter-sector eliminations	—	324	—	—	—	—
	26,793	(1,617)	1,493	5.6	884	5,452

2006
Medical Systems	6,448	(517)	780	12.1	9	(417)
DAP	2,532	(154)	370	14.6	—	(287)
Consumer Electronics	10,576	(392)	299	2.8	3	248
Lighting	5,466	(262)	516	9.4	(4)	451
Innovation & Emerging Businesses	1,493	(587)	(164)	(11.0)	(12)	(625)
Group Management & Services	167	—	(844)	—	(135)	(1,832)
Inter-sector eliminations	—	309	—	—	—	—
	26,682	(1,603)	957	3.6	(139)	(2,462)

2005
Medical Systems	6,013	(511)	698	11.6	12	518
DAP	2,194	(118)	340	15.5	—	384
Consumer Electronics	10,422	(416)	425	4.1	2	548
Lighting	4,775	(192)	500	10.5	20	(236)
Innovation & Emerging Businesses	1,905	(591)	(195)	(10.2)	(8)	(96)
Group Management & Services	136	—	(262)	—	2,253	1,736
Inter-sector eliminations	—	292	—	—	—	—
	25,445	(1,536)	1,506	5.9	2,279	2,854
The years 2005 and 2006 have been restated to present the MedQuist business as a discontinued operation. As of January 2007, the following key portfolio changes have been applied to the Philips Group structure: Other Activities was renamed Innovation & Emerging Businesses; Unallocated was renamed Group Management & Services; GSU activities and Miscellaneous were transferred from Innovation & Emerging Businesses to Group Management & Services; Consumer Healthcare Solutions was moved from DAP to Innovation & Emerging Businesses. Also, of January 2007, certain Corporate/Regional/Country overhead and Corporate Intellectual Property costs were allocated to the operating divisions to further improve transparency of the total cost structure. As a consequence of the aforementioned, prior-year financials have been restated.
The following sectors are distinguished as reportable segments: Medical Systems, Domestic Appliances and Personal Care (DAP),Consumer Electronics (CE), Lighting, Innovation & Emerging Businesses (I&EB) and Group Management & Services (GMS). A short description of these sectors is as follows:
Medical Systems: Supplier of Imaging Systems, Ultrasound & Monitoring systems, Healthcare Informatics and Customer Services.
DAP: Markets a wide range of products in the areas of Shaving & Beauty, Domestic Appliances, Health & Wellness and Oral Healthcare.
CE: Provider of Connected Displays, Entertainment Solutions, Peripherals & Accessories, Home Networks, and Optical Licenses.
Lighting: Consists of the following lines of business – Lamps, Luminaires, Lighting Electronics, Automotive, Special Lighting & UHP and Lumileds.
I&EB: Comprises various activities and businesses not belonging to a specific sector. It consists of Corporate Technologies(such as Research, Intellectual Property & Standards, Applied Technologies and the Healthcare, Lifestyle and Technology Incubators), Corporate Investments and Other.
GMS: Includes overhead expenses in the corporate center and the cost of regional and country organizations. Also included are the costs of Philips’ global brand campaign as well as pension and other postretirement benefit costs not directly to the other sectors.
202      Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Sectors

						depreciation of
		net operating	total liabilities		capital	property, plant
	total assets	capital	excl. debt	long-lived assets	expenditures	and equipment
2007
Medical Systems	6,000	4,064	1,881	3,229	150	81
DAP	1,913	1,270	643	1,243	86	77
Consumer Electronics	2,622	(157)	2,780	271	78	79
Lighting	5,287	4,059	1,220	3,462	247	217
Innovation & Emerging Businesses	1,427	1,021	45	1,019	69	49
Group Management & Services	16,577	(1,423)	3,521	605	28	59
	33,826	8,834	10,090	9,829	658	562
Discontinued operations	319		78
	34,145		10,168

2006
Medical Systems	6,026	4,066	1,911	3,430	82	72
DAP	1,890	1,260	630	1,326	84	69
Consumer Electronics	2,609	(134)	2,735	242	72	71
Lighting	3,983	2,817	1,159	2,508	343	205
Innovation & Emerging Businesses	1,456	791	500	914	11	71
Group Management & Services	20,339	(1,415)	3,794	646	106	66
	36,303	7,385	10,729	9,066	698	554
Discontinued operations	427		78
	36,730		10,807

2005
Medical Systems	5,040	3,057	1,942	2,551	53	64
DAP	999	474	525	552	74	85
Consumer Electronics	2,753	(200)	2,938	250	68	70
Lighting	3,962	2,846	1,098	2,517	204	164
Innovation & Emerging Businesses	1,131	302	578	384	80	117
Group Management & Services	14,250	(2,252)	3,666	660	145	57
	28,135	4,227	10,747	6,914	624	557
Discontinued operations	5,511		1,720
	33,646		12,467
The years 2005 and 2006 have been restated to present the MedQuist business as a discontinued operation. Also, the years 2005 and 2006 have been restated to reflect certain reclassifications between the sectors related to: key portfolio changes, and the allocation of certain central costs to the operating divisions.
Goodwill assigned to sectors

					translation	carrying value
	carrying value				differences and	at December
	at January 1	acquisitions	divestments	impairment	other changes	31
2007
Medical Systems	2,045	11	—	—	(207)	1,849
DAP	446	(4)	—	—	(40)	402
Consumer Electronics	14	11	—	—	(2)	23
Lighting	585	637	—	—	(82)	1,140
Innovation & Emerging Businesses	316	105	—	—	(35)	386
Group Management & Services	—	—	—	—	—	—
	3,406	760	—	—	(366)	3,800
Philips Annual Report 2007      203

128 Group financial statements	188 IFRS information	240 Company financial statements

- Information by sectors and main countries
- Significant IFRS accounting policies
Main countries

						depreciation of
			net operating		capital	property, plant
	sales	total assets	capital	long-lived assets	expenditures	and equipment
2007
Netherlands	1,159	11,681	(344)	1,367	163	151
United States	6,725	8,210	6,753	5,159	115	103
Germany	2,014	1,362	(201)	326	50	46
France	1,784	708	(48)	147	23	26
United Kingdom	1,250	1,265	1,039	719	13	8
China	1,707	1,254	(495)	189	36	42
Others countries	12,154	9,346	2,130	1,922	258	186
	26,793	33,826	8,834	9,829	658	562
Discontinued operations		319
		34,145

2006
Netherlands	1,088	8,722	1,576	1,299	246	162
United States	7,153	7,965	4,523	5,229	209	98
Germany	1,985	1,155	(294)	340	57	51
France	1,626	609	409	146	18	32
United Kingdom	1,186	1,375	1,078	790	4	6
China	1,740	1,141	(96)	192	31	42
Other countries	11,904	15,336	189	1,070	133	163
	26,682	36,303	7,385	9,066	698	554
Discontinued operations		427
		36,730

2005
Netherlands	1,036	4,288	1,418	1,258	225	153
United States	6,803	7,168	3,085	3,831	54	74
Germany	1,916	1,180	(184)	311	70	44
France	1,680	697	(214)	167	21	35
United Kingdom	1,126	388	(240)	19	5	5
China	1,816	1,422	(243)	217	53	50
Other countries	11,068	12,992	605	1,111	196	196
	25,445	28,135	4,227	6,914	624	557
Discontinued operations		5,511
		33,646
The years 2005 and 2006 have been restated to present the MedQuist business as a discontinued operation.
204     Philips Annual Report 2007

246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information
Significant IFRS accounting policies
The consolidated financial statements in this section have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2007 have been adopted by the EU, except that the EU carved out certain hedge accounting provisions of IAS 39. Philips does not utilize this carve-out permitted by the EU. Consequently, the accounting policies applied by Philips also comply fully with IFRS.
The consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated.
Basis of consolidation
The consolidated financial statements include the accounts of Koninklijke Philips Electronics N.V. (‘the Company’) and all subsidiaries that fall under its power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intercompany balances and transactions have been eliminated in the consolidated financial statements. Unrealized losses are also eliminated but considered an impairment indicator of the assets transferred.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the business combination, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets of the subsidiary acquired is recognized as goodwill. The minority interests are disclosed separately in the consolidated statements of income as part of profit allocation and in the consolidated balance sheets as a separate component of equity.
Foreign currencies
The financial statements of entities that use a functional currency other than the euro, are translated into euros. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Items in the income statement and cash flow statement are translated into euros using the average rates of exchange for the periods involved. The resulting translation adjustments are recorded as a separate component of equity. Cumulative translation adjustments are recognized as income or expense upon partial or complete disposal or liquidation of a foreign entity. The functional currency of foreign entities is generally the local currency, unless the primary economic environment requires the use of another currency. Gains and losses arising from the translation or settlement of foreign currency-denominated monetary assets and liabilities into the functional currency are recognized in income in the period in which they arise. However, currency differences on intercompany loans that have the nature of a permanent investment are accounted for as translation differences as a separate component of equity. Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are split into translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in equity.
Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in other reserves in equity.
Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements in order to conform to IFRS. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate these estimates and judgments on an ongoing basis and base our estimates on experience, current and expected future conditions, third-party evaluations and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgements about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results could differ materially from the estimates and assumptions.
Estimates significantly impact goodwill and other intangibles acquired, tax on activities disposed, impairments, financial instruments, assets and liabilities from employee benefit plans, other provisions and tax and other contingencies. The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred to determine whether the carrying value exceeds the recoverable amount. These analyses are based on estimates of future cash flows.
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select from a variety of common valuation methods including the discounted cash flow method and option valuation models and to make assumptions that are mainly based on market conditions existing at each balance sheet date.
Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.
Accounting changes
In the absence of explicit transition requirements for new accounting pronouncements, the Company accounts for any change in accounting principle retrospectively.
Reclassifications
Certain items previously reported under specific financial statement captions have been reclassified to conform with the 2007 presentation.
Discontinued operations and non-current assets held for sale
Non-current assets (disposal group comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale.
A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations; (b) is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to resale.
Non-current assets held for sale and discontinued operations are carried at the lower of carrying amount and fair value less costs to sell. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the consolidated financial statements and related notes for all years presented.
Cash flow statements
Cash flow statements are prepared using the indirect method. Cash flows in foreign currencies have been translated into euros using the weighted average rates of exchange for the periods involved. Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from other derivative instruments are classified consistent with the nature of the instrument.
Segments
Operating segments are components of the Company’s business activities about which separate financial information is available that is
Philips Annual Report 2007     205

128 Group financial statements	188 IFRS information	240 Company financial statements

Significant IFRS accounting policies
evaluated regularly by the chief operating decision maker or the Board of Management of the Company. The Board of Management decides how to allocate resources and assesses performance. The Company determined that reportable segments are the same as the operating segments. Reportable segments comprise of the Company’s business sectors: Medical Systems, Domestic Appliances and Personal Care, Consumer Electronics, Lighting, Innovation & Emerging Businesses, and Group Management & Services. The sectors are organized based on the type of products produced and nature of markets served. Segment accounting policies are the same as the accounting policies as described in this note.
Earnings per share
The Company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise convertible personnel debentures, restricted shares and share options granted to employees.
Revenue recognition
Revenue for sale of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated the costs and possible return of the goods can be estimated reliably, there is no continuing involvement with goods, and the amount of revenue can be measured reliably.
Transfer of risks and rewards varies depending on the individual terms of the contract of sale. For consumer-type products in the segments Lighting, DAP and Consumer Electronics, these criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, or, in cases where such acceptance is not contractually required, when management has established that all aforementioned conditions for revenue recognition have been met. Examples of the above-mentioned delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where title and risk in the goods pass to the customer.
Revenues of transactions that have separately identifiable components are recognized based on their relative fair values. These transactions mainly occur in the Medical Systems segment for arrangements that require subsequent installation and training activities in order to become operable for the customer. However, since payment for the equipment is typically contingent upon the completion of the installation process, revenue recognition is deferred until the installation has been completed and the product is ready to be used by the customer in the way contractually agreed.
Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is not available, revenue recognition is postponed until the return period has lapsed. Return policies are typically based on customary return arrangements in local markets.
For products for which a residual value guarantee has been granted or a buy-back arrangement has been concluded, revenue recognition takes place in accordance with the requirements for lease accounting of IAS 17 Leases. Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are recorded as selling expenses and disclosed separately. Service revenue related to repair and maintenance activities for goods sold is recognized ratably over the service period or as services are rendered.
A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the products. The customer has the option to purchase such an extension, which is subsequently billed to the customer. Revenue recognition occurs on a straight-line basis over the contract period.
Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis.
Government grants are recognized as income as qualified expenditures are made, except for grants relating to purchases of assets, which are deducted from the cost of the assets.
Employee Benefit Accounting
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains and losses and unrecognized past service costs. The defined benefit obligation is calculated annually by a qualified actuary using the projected unit credit method. Recognized prepaid assets are limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.
Pension costs in respect of defined-benefit pension plans primarily represent the increase of the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.
Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognized in the income statement, divided over the next 5 years, only to the extent that their net cumulative amount exceeds 10% of the greater of the present value of the obligation or of the fair value of plan assets at the end of the previous year (the corridor).
To the extent that pension benefits vest immediately following the introduction of a change to a defined-benefit plan, the resulting past service costs are recognized immediately.
Obligations for contributions to defined-contribution pension plans are recognized as an expense in the income statement as incurred.
In certain countries, the Company also provides postretirement benefits other than pensions. The costs relating to such plans consist primarily of the present value of the benefits attributed on an equal basis to each year of service, interest cost on the accumulated postretirement benefit obligation, which is a discounted amount, and amortization of the unrecognized transition obligation.
Share-based payment
The Company recognizes the estimated fair value, measured as of grant date of equity instruments granted to employees as compensation expense over the vesting period on a straight-line basis, taking into account expected forfeitures. The Company uses the Black-Scholes option-pricing model to determine the fair value of the equity instruments.
The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense, with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date. Any changes in fair value of the liability are recognized as personnel expense in the income statement.
Income tax
Income tax comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to an item recognized directly within equity, in which case the tax effect is recognized in equity as well. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities are recognized, using the balance sheet method, for the expected tax consequences of temporary differences between the tax base of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future. Measurement of deferred tax assets and liabilities is based upon the enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets, including assets arising from
206     Philips Annual Report 2007

246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information
loss carry-forwards, are recognized if it is probable that the asset will be realized. Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not discounted.
Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividend in the foreseeable future, and for undistributed earnings of unconsolidated companies. Changes in tax rates are reflected in the period when the change has been enacted or substantively enacted by the balance sheet date.
Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Leases in which the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other non-current liabilities. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the assets and the lease term.
Derivative financial instruments
The Company uses derivative financial instruments principally to manage its foreign currency risks and, to a more limited extent, for managing interest rate and commodity price risks. All derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39 Financial Instruments: Recognition and Measurement. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the income statement, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset, or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the income statement.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, are recorded in equity, until profit or loss is affected by the variability in cash flows of the designated hedged item.
The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it has been established that the derivative no longer qualifies as an effective fair value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value.
When hedge accounting is discontinued because it is expected that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in equity are recognized immediately in the income statement. If there is a delay and it is expected that the transaction will still occur the amount in equity remains there until the forecasted transaction affects income. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in the income statement. For interest rate swaps designated as a fair value hedge of an interest bearing asset or liability that are unwound, the amount of the fair value adjustment to the asset or liability for the risk being hedged is released to the income statement over the remaining life of the asset or liability based on the recalculated effective yield.
Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the income statement.
Non-derivative financial instruments
Non-derivative financial instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. They are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control or substantially all risks and rewards of the instruments. Regular way purchases and sales of financial instruments are accounted for at trade date. Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in financial income and expenses.
Cash and cash equivalents
Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value which approximates fair value.
Receivables
Trade accounts receivable are carried at the lower of amortized cost or the present value of estimated future cash flows, taking into account discounts given or agreed. The present value of estimated future cash flows is determined through the use of allowances for uncollectible amounts. As soon as individual trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible because of bankruptcy or other forms of receivership of the debtors. The allowance for the risk of non-collection of trade accounts receivable takes into account credit-risk concentration, collective debt risk based on average historical losses, and specific circumstances such as serious adverse economic conditions in a specific country or region.
In the event of sale of receivables and factoring, the Company derecognizes receivables when the Company has given up control or continuing involvement.
Long-term receivables are initially recognized at their present value using an appropriate interest rate. Any discount is amortized to income over the life of the receivable using the effective yield.
Investments in equity-accounted investees
Investments in companies in which the Company does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exert significant influence, are accounted for using the equity method. Generally, in the absence of demonstrable proof of significant influence, it is presumed to exist if at least 20% of the voting stock is owned. The Company’s share of the net income of these companies is included in results relating to equity-accounted investees in the consolidated statements of income. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest (including any long-term loans) is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of an associate. Unrealized gains on transactions between the Company and its equity-accounted investees are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Investments in equity-accounted investees include loans from the Company to these investees.
Accounting for capital transactions of a consolidated subsidiary or an equity-accounted investee
The Company recognizes dilution gains or losses arising from the sale or issuance of stock by a consolidated subsidiary or an equity-accounted investee in the income statement, unless the Company or the subsidiary either has reacquired or plans to reacquire such shares. In such instances, the result of the transaction will be recorded directly in equity.
The dilution gains or losses are presented on a separate line in the income statement if they relate to consolidated subsidiaries. Dilution gains and losses related to equity-accounted investees are presented under Results relating to equity-accounted investees.
Philips Annual Report 2007     207

128 Group financial statements	188 IFRS information	240 Company financial statements

Significant IFRS accounting policies
Other non-current financial assets
Other non-current financial assets include available-for-sale securities, held-to-maturity securities, loans and cost-method investments.
The Company classifies its investments in equity securities that have readily determinable fair values as either available-for-sale or for trading purposes. Trading securities are acquired and held principally for the purpose of selling them in the short term and are presented as ‘Other current assets’. Trading securities are recorded at fair value with changes in the fair value recorded in financial income and expense.
Held-to-maturity securities are those debt securities in which the Company has the ability and intent to hold the security until maturity. Held to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts using the effective interest method.
All securities not included in trading or held-to-maturity are classified as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale equity securities are reported as a separate component of equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a flrst-in, first-out basis. For available-for-sale securities hedged under a fair value hedge, the changes in the fair value that are attributable to the risk which is being hedged are recognized in the income statement rather than in equity.
Loans receivable are stated at amortized cost, less the related allowance for impaired loans receivable.
Investments in privately held companies that are not equity-accounted investees, are carried at cost.
Impairment of financial assets
A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. In case of available-for-sale securities, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement - is removed from equity and recognized in the income statement.
If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their fair value. Any impairment loss is charged to the income statement.
An impairment loss related to financial assets is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, if no impairment loss had been recognized. Reversals of impairment are recognized in net income except for reversals of impairment of available-for-sale equity securities, which are recognized in equity.
Inventories
Inventories are stated at the lower of cost or net realizable value, less advance payments on work in progress. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion and the normal capacity of production facilities. Costs of idle facility and waste are expensed. The cost of inventories is determined using the first-in, first-out (FIFO) method. Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on purchases in the recent past and/or expected future demand.
Property, plant and equipment
Property, plant and equipment is stated at cost, less accumulated depreciation. Assets manufactured by the Company include direct manufacturing costs, production overheads and interest charges incurred for qualifying assets during the construction period. Government grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the useful life of the asset. Depreciation of special tooling is generally also based on the straight-line method. Gains and losses on the sale of property, plant and equipment are included in other business income. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity.
Plant and equipment under finance leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The gain realized on sale and operating leaseback transactions that are concluded at market conditions is recognized at the time of the sale.
The Company capitalizes interest as part of the cost of assets that take a substantial period of time to get ready for use.
Intangible assets other than goodwill
Acquired definite-lived intangible assets are amortized using the straight-line method over their estimated useful life. The useful lives are evaluated every year. Brands acquired from third parties that are expected to generate cash inflows during a period without a foreseeable limit, are regarded as intangible assets with an indefinite useful life. These brands are not amortized, but tested for impairment annually or whenever an impairment trigger indicates that the asset may be impaired. Patents and trademarks acquired from third parties are capitalized at cost and amortized over their remaining useful lives.
The Company expenses all research costs as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized as an intangible asset if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development.
The development expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure and expenditure on research activities is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. Amortization of capitalized development expenditure is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets. The useful lives for the intangible development assets are 3 – 5 years.
Costs relating to the development and purchase of software for both internal use and software intended to be sold are capitalized and subsequently amortized over the estimated useful life of 3 years.
Impairment of non-financial assets other than goodwill, inventories and deferred tax assets
Non-financial assets other than goodwill, inventories and deferred tax assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is recognized and measured by a comparison of the carrying amount of an asset with the greater of its value in use and its fair value less cost to sell. Value in use is measured as the present value of future cash flows expected to be generated by the asset. If the carrying amount of an asset is not recoverable, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the recoverable amount. The review for impairment is carried out at the level where discrete cash flows occur that are independent of other cash flows.
An impairment loss related to intangible assets other than goodwill, tangible fixed assets, inventories and equity-accounted investees is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Reversals of impairment are recognized in net income.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary/equity-accounted investee at the date of acquisition. Goodwill is measured at cost less accumulated impairment losses. In respect of equity-accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.
208     Philips Annual Report 2007

246 Reconciliation of non-US GAAP information	250 Corporate governance	258 The Philips Group in the last ten years	260 Investor information
Impairment of goodwill
Goodwill is not amortized but tested for impairment annually and whenever impairment indicators require. The Company identified its cash generating units as one level below that of an operating sector. Cash flows at this level are substantially independent from other cash flows and this is the lowest level at which goodwill is monitored by the Board of Management. The Company performed and completed annual impairment tests in the same quarter of all years presented in the consolidated statements of income. A goodwill impairment loss is recognized in the income statement whenever and to the extent that the carrying amount of a cash-generating unit exceeds the recoverable amount of that unit.
Share capital
Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from stockholders’ equity.
Debt and other liabilities
Debt and liabilities other than provisions are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.
Provisions
Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.
The Company accrues for losses associated with environmental obligations when such losses are probable and can be estimated reliably. Measurement of liabilities is based on current legal and constructive requirements. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts and changes in law.
Restructuring
The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by the Board of Management, and which involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.
Guarantees
The Company recognizes a liability for the fair value of the obligation at the inception of a financial guarantee contract. The guarantee is subsequently measured at the higher of the best estimate of the obligation or the amount intially recognized.
IFRS accounting standards adopted as from 2007
IFRS 7 ‘Financial instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements — Capital Disclosure’ IFRS 7 introduced new disclosures relating to the financial instruments. This standard did not have any impact on the classification and valuation of the Company’s financial instruments.
IFRS 8 ‘Operating Segments’
The Company has adopted IFRS 8 Operating Segments in advance of its effective date. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Company that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. In contrast, the predecessor Standard (IAS 14 Segment Reporting) required an entity to identify two sets of segments (business and geographical), using a risks and rewards approach, with the entity’s ‘system of internal financial reporting to key management personnel’ serving only as the starting point for the identification of such segments. The identification of the Company’s reportable segments has not changed due to the adoption of IFRS 8.
IFRIC Interpretation 7 ‘Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies’
IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. The adoption of this interpretation did not have a material impact on the Company’s consolidated financial statements.
IFRIC Interpretation 8 ‘Scope of IFRS 2’
IFRIC 8 requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of equity instruments issued - to establish whether or not they fall within the scope of IFRS 2. This interpretation did not have a material impact on the Company’s consolidated financial statements.
IFRIC Interpretation 9 ‘Reassessment of Embedded Derivatives’
IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Company continuously assesses any modifications in the terms of the contracts and determined that the adoption of this interpretation did not have an impact on the Company’s consolidated financial statements.
IFRIC Interpretation 10 ‘Interim Financial Reporting and Impairment’
IFRIC 10 prohibits impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The adoption of this interpretation did not have a material impact on the Company’s consolidated financial statements.
IFRS accounting standards effective as from 2008
A number of amendments and revisions to standards and interpretations are not yet effective for the year ended December 31, 2007, and have not been applied in preparing these consolidated financial statements:
IAS 1 (Amendments) ‘Presentation of Financial Statements’
The amendments to IAS 1 becomes effective for annual reports beginning on or after January 1, 2009. The amendments mainly concern the presentation of changes in equity, in which changes as a result of the transaction with shareholders should be presented separately and for which a different format of the overview of the changes in equity can be selected. Furthermore, an opening balance sheet of the corresponding period is presented where restatements have occurred.
IAS 23 (Amendment) ‘Borrowing costs’
The amendment to IAS 23, which becomes effective for annual reports beginning on or after January 1, 2009, removes the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The Company assessed that this amendment will not have any impact on the Company’s consolidated financial statements as the Company capitalizes borrowing costs relating to assets that take a substantial period of time to get ready for use or sale.
IFRS 2 (Amendments) Share-based Payment
The amendments to IFRS 2, which become effective for annual reports beginning on or after January 1, 2009, clarify the definition of vesting conditions and the accounting treatment of cancellations by the counterparty to a shared-based arrangement. The Company is currently in the process of assessing the potential impact of the amendments.
IFRS 3 (Revised) Business Combinations and IAS 2 7 (Revised) Consolidated and Separate Financial Statements
The revisions to IFRS 3 and IAS 27 are mandatory for business combinations in annual reports beginning on or after July 1, 2009. The revised standards result in a greater emphasis on the use of fair value, focuses on changes in control as a significant economic event and focuses on what is given to the vendor as consideration, rather than what is spent to achieve the acquisition. The revised standards resolve many of the more contentious aspects of business combination accounting by restricting options or allowable methods. The Company has not yet determined the potential impact of these revisions.
Philips Annual Report 2007    209

128 Group financial statements	188 IFRS information	240 Company financial statements

Notes to the IFRS financial statements
IFRIC Interpretation 11 ‘Group and Treasury Share Transactions
IFRIC 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the Company’s 2008 financial statements, with retrospective application required. It is not expected to have any impact on the Company’s consolidated financial statements.
IFRIC Interpretation 12 ‘Service Concession Arrangements’
IFRIC 12 becomes effective for annual reports beginning on or after January 1, 2008. This interpretation provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. IFRIC 12 is not expected to have any material impact on the Company’s consolidated financial statements.
IFRIC Interpretation 13 ‘Customer Loyalty Programmes’
IFRIC 13 becomes effective for annual reports beginning on or after July 1, 2008. This interpretation addresses recognition and measurement of obligation to provide free or discounted goods or services in the future. The Company expects that application of this interpretation will not have a material impact on the Company’s consolidated financial statements.
IFRIC Interpretation 14 ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’
This interpretation becomes effective for annual reports beginning on or after January 1, 2008. IFRIC 14 addresses (1) when refunds or reductions in future contributions should be regarded as’available’ in the context of paragraph 58 of IAS 19 Employee Benefits ; (2) how a minimum funding requirement might affect the availability of reductions in future contributions; and (3) when a minimum funding requirement might give rise to a liability. The Company has assessed that application of this interpretation would result in recognition of additional prepaid assets of EUR 2,504 million and a simultaneous increase in equity of EUR 1,866 million (net of tax).
210    Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Notes to the IFRS consolidated financial statements of the Philips Group
All amounts in millions of euros unless otherwise stated.
The US GAAP notes 33 and 34 are deemed incorporated and repeated herein by reference.
The years 2005 and 2006 have been restated to present the MedQuist business as a discontinued operation. Also, the years 2005 and 2006 have been restated to reflect certain reclassifications between the sectors related to key portfolio changes, and the allocation of certain central costs to the operating divisions.

Discontinued operations
MedQuist
On November 2, 2007, the Company announced the decision to proceed with the sale of its approximately 70% ownership interest in MedQuist. The financial results attributable to the Company’s interest in MedQuist have been presented as discontinued operations. Prior-year consolidated financial statements have been restated to conform to this presentation. The decision has resulted in an impairment charge of EUR 16 million in 2007, presented under discontinued operations. This non-cash charge does not affect equity as it relates to the cumulative translation differences of the USD-denominated investment in MedQuist, which have accumulated within equity since the date of acquisition.
The following table summarizes the results of the MedQuist business included in the consolidated statements of income as discontinued operations for 2005, 2006 and 2007:

	2005	2006	2007
Sales	330	293	244
Costs and expenses	(412)	(304)	(271)
Impairment charge	—	—	(63	)1)
Income (loss) before taxes	(82)	(11)	(90)
Income taxes	20	29	(8)
Result of equity-accounted investees	—	—	1
Minority interests	14		4
Results from discontinued operations	(48)	18	(93)

1)	Including EUR 47 million following the annual impairment test.
The following table Presents the assets and liabilities of the MedQuist business, classified as discontinued operations, in the consolidated balance sheets as at December 31, 2006 and 2007:

	2006	2007
Cash and cash equivalents	137	108
Accounts receivable	41	41
Equity-accounted investees	4	4
Property, plant and equipment	15	16
Intangible assets including goodwill	196	127
Other assets	34	23
Assets of discontinued operations	427	319
Accounts payable	7	9
Provisions	32	32
Other liabilities	39	37
Liabilities of discontinued operations	78	78
Semiconductors
On September 29, 2006, the Company sold a majority stake in its Semiconductors division to a private equity consortium led by Kohlberg Kravis Robert & Co. (KKR). The transaction consisted of the sale of the division for a total consideration of EUR 7,913 million and a simultaneous acquisition of a minority interest in the recapitalized organization NXP Semiconductors at a cost of EUR 854 million. A gain of EUR 3,683 million was recorded on the sale, net of taxes, and net of costs directly associated with this transaction of approximately EUR 68 million.
The operations of the Semiconductors division and the aforementioned gain have been presented as discontinued operations. Prior-year consolidated financial statements have been restated to conform to this presentation.
The Company’s ownership interest in NXP Semiconductors consists of 19.9% of the preferred shares and 17.5% of the common shares. The Company cannot exert significant influence over the operating or financial policies of NXP and, accordingly, the investment is accounted for as a cost-method investment under other non-current financial assets.
Philips and NXP have continuing relationships through shared research and development activities and through license agreements. Additionally, through the purchase of component products, namely semiconductor products for the consumer electronic sector, Philips and NXP have a continuing relationship for the foreseeable future. The Company assessed the expected future transactions and determined that the cash flows from these transactions are not significant direct cash flows.
The following table summarizes the results of the Semiconductors division included in the consolidated statements of income as discontinued operations for 2005 and the period through its divestment on September 29, 2006. The 2007 results mainly relate to the settlement of the deal and various local income taxes.

	2005	2006	2007
Sales	4,620	3,681	—
Costs and expenses	(4,163)	(3,144)	—
Gain on sale of discontinued operations	—	4,323	15
Income (loss) before taxes	457	4,860	15
Income taxes	(134)	(790)	5
Result of equity- accounted investees	(73)	(63)	—
Minority interests	(34)	(49)	—
Results from discontinued operations	216	3,958	20
The following table shows the components of the gain from the sale of the Semiconductors division, net of tax on December 31, 2006:

2006
Consideration	7,913
Carrying value of net assets disposed	(3,522)
Cost of disposal	(68)
Gain on disposal before taxes	4,323
Income taxes	(640)
Gain on sale	3,683
Philips Mobile Display Systems
On November 10, 2005, Philips and Toppoly Optoelectronics Corporation of Taiwan announced that they had signed a binding letter of intent to merge Philips’ Mobile Display Systems (MDS) business with Toppoly. The Company was named TPO, and the transaction was completed in the first half of 2006.
Philips separately reported the results of the MDS business as a discontinued operation, and previous years were restated.
Philips Annual Report 2007     211

128 Group financial statements	188 IFRS information	240 Company financial statements

Notes to the IFRS financial statements
The following table summarizes the results of the MDS business included in the consolidated statements of income as discontinued operations for 2005 and 2006:

	2005	2006
Sales	653	194
Costs and expenses	(827)	(160)
Income (loss) from operations	(174)	34
Financial income and expenses	—	—
Income (loss) before taxes	(174)	34
Income taxes	—	—
Results from discontinued operations	(174)	34
The 2006 results of EUR 34 million mainly relate to translation differences upon completion of the transaction. The 2005 results included an impairment loss of EUR 163 million.

Acquisitions and divestments
2007
During 2007, Philips entered into a number of acquisitions and completed several disposals of activities. All business combinations have been accounted for using the purchase method of accounting.
Major business combinations in 2007 relate to the acquisitions of Partners in Lighting and Color Kinetics, currently Philips Solid-State Lighting Solutions. The remaining business combinations, both individually and in the aggregate, were deemed immaterial in respect of the IFRS 3 disclosure requirements.
Sales and income from operations related to activities divested in 2007, included in the Company’s consolidated statement of income 2007, amounted to EUR 262 million and a loss of EUR 39 million, respectively.
The most significant acquisitions and divestments are summarized in the next two tables and described in the section below.
Acquisitions

		net	other
	cash	assets	intangible
	outflow	acquired1)	assets	goodwill
Partners in Lighting	561	47	217	297
Color Kinetics	515	(29)	187	357

1)	Excluding cash acquired
Divestments

		net assets	recognized
	cash inflow1)	divested2)	gain (loss)
LG.Philips LCD	1,548	895	653

1)	Net of cash divested

2)	Includes the release of cumulative translation differences
Partners in Lighting (PLI)
On February 5, 2007, Philips acquired PLI, a leading European manufacturer of home luminaires. Philips acquired 100% of the shares of PLI from CVC Capital Partners, a private equity investment company, at a net cash consideration of EUR 561 million paid upon completion of the transaction. As of the date of acquisition, PLI has been consolidated within the Lighting division.
The condensed balance sheet of PLI determined in accordance with IFRS, immediately before and after acquisition date:

	before	after
	acquisition date	acquisition date
Assets and liabilities	293	297
Goodwill
Other intangible assets	—	217
Property, plant and equipment	76	97
Other non-current financial assets (liabilities)	(30)	1
Working capital	75	114
Provisions	—	(14)
Deferred tax liabilities	8	(67)
Cash	23	23
	445	668

Financed by
Group equity	(46)	584
Loans	491	84
	445	668
The goodwill recognized is related to the complementary technical skills and talent of PLI’s workforce and the synergies expected to be achieved from integrating PLI into the Lighting division.
Intangible assets comprise:

		amortization
	amount	period in years
Customer relationships and patents	156	20
Trademarks and trade names	61	20
	217
PLI contributed a positive income from operations of EUR 24 million to the Group for the period from February 5 to December 31, 2007.
Color Kinetics
On August 24, 2007, Philips completed the acquisition of 100% of the shares of Color Kinetics, a leader in designing and marketing innovative lighting systems based on Light Emitting Diode (LED) technology at a net cash consideration of EUR 515 million. As of the date of date of acquisition, Color Kinetics has been consolidated within the Lighting division.
212     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
The condensed balance sheet of Color Kinetics determined in accordance with IFRS, immediately before and after acquisition date:

	before	after
	acquisition date	acquisition date
Assets and liabilities
Goodwill	—	357
Other intangible assets	—	187
Property, plant and equipment	7	7
Working capital	10	16
Deferred tax	—	(52)
Cash	71	71
	88	586

Financed by
Group equity	88	586
	88	586
The allocation of the purchase price to the net assets acquired had not yet been finalized as of December 31, 2007, as further information related to intangible asset valuations and certain other matters remained outstanding.
The goodwill recognized is related mainly to the complementary expertise of Color Kinetics workforce and the synergies expected to be achieved from integrating Color Kinetics into the Lighting division.
Other intangible assets comprised of the following:

		amortization
	amount	period in years
Trade marks and trade names	1	1
Developed and core technology	113	10-20
In-process research and patents	1	0.5
Customer relationships	68	7-18
Other	4	2-10
	187
Color Kinetics reported a loss from operations of EUR 8 million to the Group for the period from August 24 to December 31, 2007.
Pro forma disclosures on aquisitions
The following table presents the year-to-date unaudited pro-forma results of Philips, assuming PLI and Color Kinetics had been consolidated as of January 1, 2007:
Unaudited

		January-December 2007
		pro forma	pro forma
	Philips Group	adjustments1)	Philips Group
Sales	26,793	75	26,868
Income from operations	1,493	—	1,493
Net income	4,655	(2)	4,653
Earnings per share — in euros	4.29		4.28

1)	Pro forma adjustments include sales, income from operations and net income from continuing operations of the acquired companies from January 1, 2007 to the date of acquisition. As Philips finances its acquisitions with own funds, the pro forma adjustments exclude the cost of external funding incurred prior to the acquisition. The pro forma adjustments also reflect the impact of the purchase-price accounting effects from January 1, 2007 to the date of acquisition and the elimination of non-recurring post-merger integration costs incurred by the Company. Purchase-price accounting effects primarily relate to the amortization of intangible assets (EUR 10 million).
The following table presents the year-to-date unaudited pro-forma results of Philips, assuming PLI and Color Kinetics had been consolidated as of January 1, 2006:
Unaudited

		pro forma	pro forma
	Philips Group	adjustments1)	Philips Group
Sales	26,682	454	27,136
Income from operations	957	14	971
Net income	4,664	26	4,690
Earnings per share - in euros	3.97		3.99

1)	Pro forma adjustments include sales, income from operations and net income from continuing operations of the acquired companies of 2006. As Philips finances its acquisitions with own funds, the pro forma adjustments exclude the cost of external funding incurred in 2006. The pro forma adjustments also reflect the impact of the purchase-price accounting effects of 2006. These effects primarily relate to the amortization of intangible assets (EUR 26 million) and inventory step-ups (EUR 26 million).
LG.Philips LCD
On October 10, 2007, Philips sold 46,400,000 shares of common stock in LG.Philips LCD (LPL) to financial institutions in a capital markets transaction. This transaction represented 13% of LPL’s issued share capital and reduced Philips’ holding to 19.9%. The transaction resulted in a gain of EUR 653 million, reported under Results relating to equity-accounted investees.
Philips is represented on the board of directors and continued to exercise influence by participating in the policy-making processes of LPL. Accordingly, Philips continued to apply equity accounting for LPL in 2007.
2006
During 2006, Philips entered into a number of acquisitions and completed several divestments. All business combinations have been accounted for using the purchase method of accounting.
Major business combinations in 2006 relate to the acquisitions of Lifeline, Witt Biomedical, Avent and Intermagnetics. The remaining business combinations, both individually and in the aggregate, were deemed immaterial in respect of the IFRS 3 disclosure requirements.
Sales and income from operations related to activities divested in 2006, included in the Company’s consolidated statement of income for 2006, amounted to EUR 975 million and a loss of EUR 21 million, respectively.
The most significant acquisitions and divestments are summarized in the next two tables and described in the section below.
Acquisitions

		net	other
	cash	assets	intangible
	outflow	acquired1)	assets	goodwill
Lifeline	583	(77)	319	341
Witt Biomedical	110	(2)	29	83
Avent	689	(47)	392	344
Intermagnetics	993	(50)	313	730

1)	Excluding cash acquired
Philips Annual Report 2007      213

128 Group financial statements	188 IFRS information	240 Company financial statements

Notes to the IFRS financial statements
Divestments

	cash	net assets	recognized
	inflow1)	divested2)	gain
CryptoTec	30	4	26
Philips Enabling Technologies (ETG)	45	38	7
Philips Sound Solutions (PSS)	53	41	12
FEI Company	154	51	103

1)	Net of cash divested

2)	Includes the release of cumulative translation differences
Lifeline
On March 22, 2006, Philips completed its acquisition of Lifeline, a leader in personal emergency response services. Philips acquired a 100% interest in Lifeline by paying USD 47.75 per share in cash. As of the date of acquisition, Lifeline is consolidated as part of Consumer Healthcare Solutions, within the Innovation & Emerging Business sector.
The condensed balance sheet of Lifeline determined in accordance with IFRS, immediately before and after acquisition date:

	before	after
	acquisition date	acquisition date
Assets and liabilities
Goodwill	15	341
Other intangible assets	18	319
Property, plant and equipment	34	20
Other non-current financial assets	22	19
Working capital	27	8
Deferred tax liabilities	(6)	(124)
Cash	17	14
	127	597

Financed by
Group equity	84	597
Loans	43	—
	127	597
Other intangible assets comprise:

		amortization
	amount	period in years
Trademarks and trade names	114	indefinite
Software	9	3-5
Customer relationships	196	5-20
	319
Witt Biomedical
On April 26, 2006, Philips completed its acquisition of Witt Biomedical, the largest independent supplier of hemodynamic monitoring and clinical reporting systems used in cardiology catheterization laboratories. As of the date of acquisition, Witt Biomedical has been consolidated within the Medical Systems sector.
The condensed balance sheet of Witt Biomedical determined in accordance with IFRS, immediately before and after acquisition date:

	before	after
	acquisition date	acquisition date
Assets and liabilities
Goodwill	—	83
Other intangible assets	—	29
Property, plant and equipment	1	1
Working capital	13	17
Provisions	(4)	(24)
Deferred tax	—	4
Cash	5	5
	15	115

Financed by
Group equity	15	115
	15	115
Other intangible assets comprise:

		amortization
	amount	period in years
In-process research and development	4	3
Developed and core technology	11	4
Customer relationships	6	10
Backlog	7	1
Other	1	3
	29
Avent
As of August 31, 2006, Philips completed its acquisition of Avent, a leading provider of baby and infant feeding products in the United Kingdom and the United States. Philips acquired Avent for EUR 689 million, which was paid in cash upon completion of the transaction. As of the date of acquisition, Avent has been consolidated within the Domestic Appliances and Personal Care sector.
The condensed balance sheet of Avent determined in accordance with IFRS, immediately before and after acquisition date:

	before		after
	acquisition date		acquisition date
Assets and liabilities
Goodwill	367		344
Other intangible assets	—		392
Property, plant and equipment	36		35
Working capital	26		40
Deferred tax liabilities	—		(122)
Cash	23		22
	452		711

Financed by
Group equity	(35)		711
Loans	487	1)	—
	452		711

1)	Includes preference share capital
214       Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Other intangible assets comprise:

		amortization
	amount	period in years
Trademarks and trade names	242	indefinite
Customer relationships and patents	150	5 - 18
	392
Intermagnetics
On November 9, 2006, Philips acquired Intermagnetics for USD 27.50 per share, which was paid in cash upon completion. Additionally, in connection with the closing, Philips provided a loan to Intermagnetics of approximately USD 120 million to pay off debt and certain other obligations, including amounts related to the acceleration of stock-based compensation and expenses incurred as a result of the transaction. Since the date of the transaction, Intermagnetics has been consolidated within the Medical Systems sector.
The condensed balance sheet of Intermagnetics determined in accordance with IFRS, immediately before and after acquisition date:

	before	after
	acquisition date	acquisition date
Assets and liabilities
Goodwill	132	730
Other intangible assets	34	313
Property, plant and equipment	35	45
Working capital	67	66
Provisions	—	(6)
Deferred tax liabilities	(6)	(96)
Cash	19	24
	281	1,076

Financed by
Group equity	137	1,017
Loans	144	59
	281	1,076
Adjusted for the effects of the final purchase price allocation completed in 2007
Other intangible assets comprise:

		amortization
	amount	period in years
Core and existing technology	181	6
In-process R&D	39	3
Trademarks and trade names	8	10
Customer relationships	81	9
Miscellaneous	4	2
	313
Pro forma disclosures on acquisitions
The following table presents the year-to-date pro forma unaudited results of Philips, assuming Lifeline, Witt Biomedical, Avent and Intermagnetics had been consolidated as of January 1,2006:
Unaudited

		pro forma	pro forma
	Philips Group	adjustments1)	Philips Group
Sales	26,682	236	26,918
Income from operations	957	(17)	940
Net income	4,664	(11)	4,653
Earnings per share - in euros	3.97		3.96

1)	Pro forma adjustments include sales, income from operations and net income from continuing operations of the acquired companies from January 1, 2006 to the date of acquisition. For that purpose, sales related to the pre-existing relationship between Philips and Intermagnetics have been excluded. As Philips finances its acquisitions with own funds, the pro forma adjustments exclude the cost of external funding incurred prior to the acquisition. The pro forma adjustments also reflect the impact of the purchase-price accounting effects from January 1, 2006 to the date of acquisition and the elimination of non-recurring post-merger integration costs incurred by the Company. Purchase-price accounting effects primarily relate to the amortization of intangible assets (EUR 81 million) and inventory step-ups (EUR 24 million)
The following table presents the year-to-date unaudited pro forma results of Philips, assuming Lifeline, Witt Biomedical, Avent and Intermagnetics had been consolidated as of January 1,2005:
Unaudited

		pro forma	pro forma
	Philips Group	adjustments1)	Philips Group
Sales	25,445	415	25,860
Income from operations	1,506	(29)	1,477
Net income	3,374	(13)	3,361
Earnings per share - in euros	2.70		2.69

1)	Pro forma adjustments include sales, income from operations and net income from continuing operations of the acquired companies of 2005. For that purpose, sales related to the pre-existing relationship between Philips and Intermagnetics have been excluded. As Philips finances its acquisitions with own funds, the pro forma adjustments exclude the cost of external funding incurred in 2005. The pro forma adjustments also reflect the impact of the purchase-price accounting effects of 2005. These effects primarily relate to the amortization of intangible assets (EUR 87 million) and inventory step-ups (EUR 24 million).
CryptoTec
On March 31, 2006, Philips transferred its CryptoTec activities to Irdeto, a world leader in content security and a subsidiary of multimedia group Naspers. Irdeto purchased the CryptoTec assets for an amount of EUR 30 million. The gain on this transaction of EUR 26 million has been reported under Other Business income.
Philips Enabling Technologies
On November 6, 2006, Philips sold Philips Enabling Technologies Group (ETG) to VDL. The recognized gain on this transaction (EUR 7 million) has been reported under Other business expense.
Philips Sound Solutions
On December 31, 2006, Philips sold its Philips Sound Solutions (PSS) business to D&M Holding for EUR 53 million. The transaction resulted in EUR 12 million gain, reported under Other business income.
FEI Company
On December 20, 2006, Philips sold its 24.8% interest in FEI Company, a NASDAQ listed company, in a public offering. The sale provided Philips with net proceeds of EUR 154 million and a non-taxable gain of EUR 103 million. The gain is included in Results relating to equity-accounted investees.
Philips Annual Report 2007       215

128 Group financial statements	188 IFRS information	240 Company financial statements

Notes to the IFRS financial statements
2005
During 2005, Philips completed several divestments, acquisitions and ventures. All business combinations have been accounted for using the purchase method of accounting. Major business combinations in 2005 relate to the acquisitions of Stentor and Lumileds. The remaining business combinations, both individually and in the aggregate, were deemed immaterial in respect of the IFRS 3 disclosure requirements.
Sales and income from operations related to activities divested in 2005, included in the Company’s consolidated statement of income for 2005, amounted to EUR 488 million and a loss of EUR 25 million, respectively.
The most significant acquisitions and divestments are summarized in the next two tables and described in the section below.
Acquisitions

		net	other
	cash	assets	intangible
	outflow	acquired1)	assets	goodwill
Stentor	194	(29)	109	114
Lumileds	788	(3)	268	523

1)	Excluding cash acquired
Divestments

		net assets		recognized
	cash inflow	divested1)		gain
Connected Displays (Monitors)	—	(158	)2)	158
Philips Pension Competence	55	12		43
Center LG.Philips LCD	938	503		435
TSMC	770	219		551
NAVTEQ	932	164		768
Atos Origin	554	332		222
Great Nordic	67	54		13

1)	Excluding cash divested

2)	Represents net balance of assets received in excess of net assets divested
Stentor
In August 2005, Philips acquired all shares of Stentor, a US-based company. The related cash outflow was EUR 194 million. Stentor was founded in 1998 to provide a solution for enterprise-wide medical image and information management. Since the date of acquisition, Stentor has been consolidated within the Medical Systems sector.
Lumileds
On November 28, 2005, Philips acquired an incremental 47.25% Lumileds shares from Agilent, at a cost of EUR 788 million, which brought Philips’ participating share to a level of 96.5%. The business was included in the Lighting division. In 2006, Philips acquired the remaining 3.5% of the shares.
The condensed balance sheet of Lumileds determined in accordance with IFRS, immediately before and after acquisition date:

	before	after
	acquisition date	acquisition date
Assets and liabilities
Goodwill	—	523
Intangible assets	4	569	1)
Property, plant and equipment	110	132
Working capital	23	(45)
Deferred tax assets	—	100
Cash	21	21
	158	1,300

Financed by
Group equity	83	1,130
Loans	75	170
	158	1,300

1)	Comprises existing (EUR 4 million), acquired (EUR 268 million), revalued existing Philips share (EUR 262 million; net of tax EUR 167 million) and revalued minority share (EUR 35 million) of other intangible assets.
The equity included an amount of EUR 167 million caused by the revaluation of Philips’ participating interest of 49.25% upon acquiring the 47.25% from Agilent.
Other Intangibles, excluding in-process research and development, is comprised of the following:

		amortization
	amount	period in years
Core technology	118	8
Existing technology	193	7
In-process R&D	11	8
Customer relationships	216	11
Luxeon trade name	29	16
Backlog	2	1
	569
The following table presents the year-to-date unaudited results of Lumileds and the effect on Philips’ results assuming Lumileds had been consolidated as of January 1,2005:
Unaudited

		January-December 2005
	Philips	pro forma	pro forma
	Group	adjustments1)	Philips Group
Sales	25,445	235	25,680
Income from operations	1,506	(55)	1,451
Net income	3,374	(46)	3,328
Earnings per share — in euros	2.70		2.66

1)	The pro forma adjustments relate to sales, income from operations and net results of Lumileds attributable to the period preceding the acquisition (EUR 42 million positive impact after tax) and also reflect the amortization of intangibles (EUR 37 million after tax), share-based compensation expense (EUR 29 million after tax), and the reversal of results relating to equity-accounted investees (EUR 20 million after tax and remaining adjustments of EUR 2 million after tax).
216     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
The following table presents the year-to-date unaudited results of Lumileds and the effect on Philips’ results assuming Lumileds had been consolidated as of January 1, 2004:
Unaudited

		January-December 2004
	Philips	pro forma	pro forma
	Group	adjustments1)	Philips Group
Sales	24,855	234	25,089
Income from operations	1,105	(34)	1,071
Net income	2,783	(30)	2,753
Earnings per share — in euros	2.17		2.15

1)	The pro forma adjustments relate to sales, income from operations and net results of Lumileds of 2004 (EUR 52 million positive impact after tax) and also reflect the amortization of intangibles (EUR 40 million aftertax), share-based compensation expense (EUR 13 million after tax), shared-based expense (EUR 23 million after tax), the reversal of results relating to equity-accounted investees (EUR 23 million after tax) and remaining adjustments of EUR 6 million after tax.
Connected Displays (Monitors)
In September 2005, Philips sold certain activities within its monitors and flat TV business to TPV Technologies, a Hong Kong listed company for a 15% ownership interest in TPV and a convertible bond of EUR 220 million. A gain of EUR 158 million was recognized in Other business income. TPV will continue to produce for Philips the monitors that will be sold under the Philips brand. Philips accounts for the investment in TPV using the equity-method since Philips can exercise significant influence. Philips also has representation on TPV’s board.
Philips Pension Competence Center
In September 2005, Philips sold the legal entities which perform the asset management function and the pension administration of the Philips Pension Fund to Merrill Lynch and Hewitt, respectively. The transactions resulted in a cash inflow of EUR 55 million and a gain of EUR 43 million, which has been reported under Other business income.
LG.Philips LCD
In July 2005, LG.Philips LCD issued 65,000,000 American Depository Shares or an equivalent of 32,500,000 shares, resulting in a dilution gain of EUR 214 million. Contemporaneously, Philips sold 9,375,000 common shares. In December 2005, Philips sold 18,000,000 common shares. As a result of these two transactions, Philips had a cash inflow of EUR 938 million and a gain on the sales of shares of EUR 435 million, which has been reported as Results relating to equity-accounted investees. As a result of these transactions, Philips’ participating share in LG.Philips LCD was reduced to 32.9%.
TSMC
In July and September 2005, Philips sold 567,605,000 common shares in the form of American Depository Shares of TSMC. This resulted in a cash inflow of EUR 770 million and a gain of EUR 551 million, which has been reported as Results relating to equity-accounted investees. Philips’ shareholding after these transactions was reduced from 19.0% to 16.4%. In 2005, Philips accounted for this investment using the equity method of accounting.
Great Nordic
In September 2005, Philips sold its remaining share of 3.1% in Great Nordic. This resulted in a cash inflow of EUR 67 million and a gain of EUR 13 million, which has been reported under Financial income.
Atos Origin
In July 2005, Philips sold its remaining share of 15.4% in Atos Origin. This resulted in a cash inflow of EUR 554 million and a gain of EUR 222 million, which has been reported under Financial income.
NAVTEQ
In April and May 2005, Philips sold its remaining share of 37.1% in NAVTEQ. This resulted in a cash inflow of EUR 932 million and a gain of EUR 768 million, which has been reported as Results relating to equity-accounted investees.

Income from operations
Sales composition

	2005	2006	2007
Goods	22,912	24,107	24,270
Services	2,027	2,073	1,973
Licenses	506	502	550
	25,445	26,682	26,793
Salaries and wages

	2005	2006	2007
Salaries and wages	4,403	4,613	4,607
Pension costs	438	461	434
Other social security and similar charges:
- Required by law	593	636	634
- Voluntary	(145)	91	89
	5,289	5,801	5,764
See note 56 for further information on pension costs.
For remuneration details of the members of the Board of Management and the Supervisory Board, see note 34.
For information on share-based compensation, see note 33.
The Company applies IFRS 2 for recognition and measurement of share-based payments, which are similar to US GAAP-requirements.
Employees
The average number of employees by category is summarized as follows (in FTEs):

	2005	2006	2007
Production	58,466	59,955	61,447
Research & development	13,659	13,227	12,804
Other	28,338	27,694	28,469
Permanent employees	100,463	100,876	102,720
Temporary employees	15,609	16,225	16,660
Continuing operations	116,072	117,101	119,380
Discontinued operations	44,815	44,040	6,276
Depreciation and amortization
Depreciation of property, plant and equipment and amortization of intangibles are as follows:

	2005	2006	2007
Depreciation of property, plant and equipment	557	554	562
Amortization of internal-use software	78	71	76
Amortization of goodwill and other intangibles:
- Amortization of other intangible assets	89	152	200
- Amortization of development costs	195	213	245
	919	990	1,083
     Philips Annual Report 2007 217

128 Group financial statements	188 IFRS information	240 Company financial statements

Notes to the IFRS financial statements
Depreciation of property, plant and equipment includes an additional write-off in connection with the retirement of property, plant and equipment amounting to EUR 28 million (2006: EUR 20 million, 2005: EUR 13 million).
Included in depreciation of property, plant and equipment is an amount of EUR 22 million (2006: EUR 17 million, 2005: EUR 42 million) relating to impairment charges.
Depreciation of property, plant and equipment and amortization of software and other intangible assets are primarily included in cost of sales. Amortization of development cost is included in research and development expenses.
In 2007, no goodwill impairments were recorded (2006: EUR nil, 2005: EUR nil).
Total depreciation and amortization

	2005	2006	2007
Medical Systems	209	232	302
DAP	128	138	135
Consumer Electronics	178	179	168
Lighting	184	255	332
Innovation & Emerging Businesses	151	107	75
Group Management & Services	69	79	71
	919	990	1,083
Other business income (expense)
Other business income (expense) consists of the following:

	2005	2006	2007
Result on disposal of business:
- income	206	130	35
- expense	(8)	(64)	(65)
Result on disposal of fixed assets:
-income	155	108	107
-expense	(29)	(18)	(24)
Result on remaining business:
- income	219	90	127
- expense	(125)	(67)	(76)
	418	179	104
Results on the disposal of businesses consisted of:

	2005	2006	2007
Automotive Playback Modules	—	—	(30)
Philips Sound Solutions	—	12	—
CryptoTec	—	26	—
Connected Displays (Monitors)	158	23	—
Philips Pension Competence Center	43	—	—
Other	(3)	5	—
	198	66	(30)
2007
The result on disposal of businesses in 2007 mainly related to the sale of Automotive Playback Modules which resulted in a loss of EUR 30 million. The result on the sale of fixed assets mainly related to the sale of certain buildings in Austria and the Netherlands as well as land in the US. The other business results are mainly attributable to certain settlements and the finalization of several divestitures.
2006
The result on disposal of businesses in 2006 is related mainly to the sale of the CryptoTec activities which delivered a gain of EUR 26 million, the sale of Philips Sound Solutions PSS to D&M Holding at a gain of EUR 12 million and the sale of Connected Displays at a gain of EUR 23 million. The result on disposal of fixed assets is mainly related to the sale of certain real estate assets in Austria with a gain of EUR 31 million. Other business income consists of the settlement of certain legal claims and some releases of provisions.
2005
The result on disposal of businesses in 2005 related mainly to the sale of certain activities within Philips’ monitors and flat TV business to TPV at a gain of EUR 158 million and the sale of asset management and pension administration activities to Merrill Lynch and Hewitt respectively, for an amount of EUR 43 million. In 2005, the result on disposal of fixed assets related mainly to the sale of buildings in Suresnes, France (EUR 67 million) and in the Netherlands (EUR 36 million). In 2005, other business income and expenses consists of the settlement of some legal claims and some releases of provisions.

Financial income and expenses

	2005	2006	2007
Interest income	87	150	236
Interest expense	(289)	(339)	(279)
Net interest expense	(202)	(189)	(43)

Income from non-current financial assets	242	334	2,952
Foreign exchange results	1	2	(1)
Other financing income (expenses), net	67	(118)	(59)
	310	218	2,892
	108	29	2,849
Interest income increased by EUR 86 million during 2007, this was mainly as a result of higher average cash balances and higher average interest rates realized during 2007, compared to 2006.
Interest expense decreased by EUR 60 million during 2007, mainly as a result of lower average debt positions and lower interest costs on derivatives related to hedging of Philips’ foreign currency denominated cash balances and inter-company funding positions.
In 2007, income from non-current financial assets totaled EUR 2,952 million, and included EUR 2,783 million from the sale of shares in TSMC, EUR 31 million gain on sale of shares in Nuance Communications, EUR 10 million loss on sale of shares in JDS Uniphase and a cash dividend of EUR 128 million from TSMC. In 2006, income from non-current financial assets totaled EUR 334 million, and included a cash dividend of EUR 223 million from TSMC and a gain of EUR 97 million upon designation of the TSMC shares received through a stock dividend as trading securities. In 2005, EUR 235 million of tax-exempt gains from the sale of the remaining shares in Atos Origin and Great Nordic were recognized.
In 2007, other financial charges included an impairment charge of EUR 36 million in relation to the investment in JDS Uniphase, a further EUR 12 million gain as a result of the fair value change in the conversion option embedded in the convertible bond received from TPV Technology. In 2006, other financial charges included an impairment charge of EUR 77 million in relation to the investment in TPO Display, a further EUR 61 million loss as a result of the fair value change in the conversion option embedded in the convertible bond received from TPV Technology and a EUR 29 million gain as a result of increases in the fair value of the trading securities held in TSMC. In 2005, other financial charges included a EUR 53 million fair value gain on the conversion option TPV Technology convertible bond.
218     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years

Income taxes
The tax expense on income before tax amounted to EUR 491 million (2006: EUR 189 million, 2005: EUR 501 million).
The components of income before taxes and income tax expense are as follows:

	2005	2006	2007
Netherlands	427	33	2,678
Foreign	1,187	953	1,664
Income before taxes	1,614	986	4,342

Netherlands:
Current taxes	3	81	(41)
Deferred taxes	(123)	—	(81)
	(120)	81	(122)

Foreign:
Current taxes	(488)	(274)	(360)
Deferred taxes	107	4	(9)
	(381)	(270)	(369)

Income tax expense	(501)	(189)	(491)
Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rates vary from 12.5% to 41.0%, which causes a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.5%. (2006: 29.6%, 2005: 31.5%).
A reconciliation of the weighted average statutory income tax rate to the effective income tax rate is as follows:

	2005	2006	2007
Weighted average statutory income tax rate	32.6	31.6	26.9

Tax effect of:
Changes related to:
- utilization of previously reserved loss carryforwards	(3.2)	(2.1)	(0.2)
- new loss carryforwards not expected to be realized	3.2	2.7	0.9
- addition (releases)	(9.6)	4.3	(3.5)
Non-tax deductible impairment charges	—	—	0.2
Non-taxable income	(10.3)	(20.0)	(19.9)
Non-tax-deductible expenses	4.3	11.1	1.2
Withholding and other taxes	16.8	1.7	(0.2)
Tax rate changes	0.7	(6.5)	2.6
Tax incentives and other	(3.5)	(3.7)	3.3

Effective tax rate	31.0	19.1	11.3
The weighted average statutory tax rate declined in 2007 compared to 2006 due to changes of the tax rates in certain countries, primarily due to a reduction in the Netherlands.
The effective tax rate is lower than the weighted average statutory income tax rate in 2007, mainly due to non-taxable income related to dividend and the sale of shares of TSMC, releases due to re-assessment by management, which is partly offset by reductions of deferred tax assets due to tax rate changes, and by ‘other’ including re-assesment of uncertain tax positions and prior-year tax returns.
Philips Annual Report 2007     219

128 Group financial statements	188	IFRS information	240 Company financial statements
Notes to the IFRS financial statements
Deferred tax assets and liabilities
Net deferred tax assets relate to the following balance sheet captions and tax loss carryforwards (including tax credit carryforwards) of which the movements during the year 2007 are as follows:

	balance	recognized	recognized	acquisitions/		balance
	Dec. 31, 2006	in income	in equity	deconsolidations	other	Dec. 31, 2007
Intangible assets	(492)	85	—	58	(22)	(371)
Property, plant and equipment	26	47	—	(1)	(7)	65
Inventories	138	(18)	—	—	(3)	117
Prepaid pension costs	(90)	(47)	—	—	10	(127)
Other receivables	48	(28)	—	—	1	21
Other assets	346	(185)	—	(127)	—	34
Provisions:
- Pensions	259	73	—	—	(28)	304
- Restructuring	24	(24)	—	—	—	—
- Guarantees	15	(2)	—	—	—	13
- Termination benefits	23	(4)	—	—	—	19
- Other postretirement benefits	94	50	—	—	(11)	133
- Other	294	(158)	—	(7)	—	129
Other liabilities	52	22	14	—	5	93
Tax loss carryforwards (including tax credit carryforwards)	449	99	—	26	126	700
Net deferred tax assets	1,186	(90)	14	(51)	71	1,130
Net deferred tax assets relate to the following balance sheet captions and tax loss carryforwards (including tax credit carryforwards) of which the movements during the year 2006 are as follows:

	balance	recognized	recognized	acquisitions/		balance
	Dec. 31, 2005	in income	in equity	deconsolidations	other	Dec. 31, 2006
Intangible assets	(343)	440	(95)	(502)	8	(492)
Property, plant and equipment	37	(4)	—	(5)	(2)	26
Inventories	153	(12)	—	—	(3)	138
Prepaid pension costs	47	(141)	—	—	4	(90)
Other receivables	39	10	—	—	(1)	48
Other assets	259	107	—	—	(20)	346
Provisions:
- Pensions	294	(5)	—	—	(30)	259
- Restructuring	30	(4)	—	—	(2)	24
- Guarantees	10	6	—	—	(1)	15
- Termination benefits	30	(6)	—	—	(1)	23
- Other postretirement benefits	105	(6)	—	—	(5)	94
- Other	427	(118)	—	5	(20)	294
Other liabilities	137	(73)	(46)	—	34	52
Tax loss carryforwards (including tax credit carryforwards)	905	(190)	—	—	(266)	449
Net deferred tax assets	2,130	4	(141)	(502)	(305)	1,186
220      Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
Deferred tax assets and liabilities relate to the following balance sheet captions, as follows:

	assets	liabilities	net
2007
Intangible assets	43	(414)	(371)
Property, plant & equipment	120	(55)	65
Inventories	164	(47)	117
Prepaid pension costs	18	(145)	(127)
Other receivables	54	(15)	39
Other assets	42	(26)	16
Provisions:
- Pensions	304	—	304
- Restructuring	—	—	—
- Guarantees	13	—	13
- Termination benefits	19	—	19
- Other postretirement	133	—	133
- Other	422	(293)	129
Other liabilities	128	(35)	93
	1,460	(1,030)	430
Set off of deferred tax positions	(889)	889	—
	571	(141)	430

	assets	liabilities	net
2006
Intangible assets	—	(492)	(492)
Property, plant & equipment	86	(60)	26
Inventories	158	(20)	138
Prepaid pension costs	10	(100)	(90)
Other receivables	68	(20)	48
Other assets	366	(20)	346
Provisions:
- Pensions	259	—	259
- Restructuring	24	—	24
- Guarantees	15	—	15
- Termination benefits	23	—	23
- Other postretiremen	94	—	94
- Other	444	(150)	294
Other liabilities	77	(25)	52
	1,624	(887)	737
Set off of deferred tax positions	(624)	624	—
	1,000	(263)	737
In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes as at December 31, 2007, it is probable that the Company will realize all or some portion of the recognized benefits of these deductible differences.
At December 31, 2007, operating loss carryforwards expire as follows:

						2013/		un-
Total	2008	2009	2010	2011	2012	2017	later	limited
4,496	8	11	5	14	10	6	884	3,558
The Company also has tax credit carryforwards of EUR 77 million, which are available to offset future tax, if any, and which expire as follows:

						2013/		un-
Total	2008	2009	2010	2011	2012	2017	later	limited
77	1	1	—	2	4	5	25	39
At December 31, 2007, operating loss and tax credit carryforwards for which no deferred tax assets have been recognized in the balance sheet, expire as follows:

						2013/		un-
Total	2008	2009	2010	2011	2012	2017	later	limited
1,214	7	11	4	7	10	5	29	1,141
Classification of the income tax payable and receivable is as follows:

	2006	2007
Income tax receivable — under current receivables	105	52
Income tax receivable — under non-current receivables	25	14
Income tax payable — under accrued liabilities	(519)	(154)
Income tax payable — under non-current liabilities	(36)	(1)

Investments in equity-accounted investees
Results relating to investments in equity-accounted investees

	2005	2006	2007
Company’s participation in income and loss	514	(188)	246
Results on sales of shares	1,754	106	660
Gains and losses from dilution effects	190	13	—
Investment impairment / other charges	(179)	(70)	(22)
	2,279	(139)	884
Detailed information of the aforementioned individual line items is set out below.
Company’s participation in income and loss

	2005	2006	2007
LG.Philips LCD	148	(192)	241
LG.Philips Displays	(42)	—	—
Others	408	4	5
	514	(188)	246
Philips Annual Report 2007      221

128	Group financial statements	188	IFRS information	240	Company financial statements
Notes to the IFRS financial statements
2007
The company had a share in income, mainly related to LG.Philips LCD. Philips is represented on the board of directors and continued to exercise influence by participating in the policy-making processes of LPL. Accordingly, Philips continued to apply equity accounting for LPL in 2007.
2006
The Company had a share in losses, mainly related to LG.Philips LCD.
2005
The Company had a share in income, mainly TSMC and LG.Philips LCD, and losses, mainly LG.Philips Displays. The operational loss of LG.Philips Displays included restructuring costs of EUR 30 million.
Results on sales of shares

	2005	2006	2007
FEI Company	—	103	—
NAVTEQ	768	—	—
TSMC	551	—	—
LG.Philips LCD	435	—	654
Others	—	3	6
	1,754	106	660
2007
In 2007, Philips sold 46,400,000 shares of LG.Philips LCD common stock, resulting in a gain of EUR 654 million. As a result of the sale, Philips’ shareholding in LG.Philips LCD was reduced from 32.9% to 19.9%.
2006
In 2006, Philips sold its remaining interest of 24.8% in FEI Company (see note 39).
2005
In 2005, Philips sold its remaining 33.1 million shares in NAVTEQ, resulting in a non-taxable gain of EUR 768 million. As a result of this transaction, Philips’ shareholding in NAVTEQ was reduced to zero.
Results on the sale of shares includes a gain of EUR 551 million resulting from the sale of 567,605,000 common shares in the form of American Depository Shares in TSMC. Following the aforementioned sale of TSMC shares, Philips’ shareholding in TSMC was reduced to 16.4%. During 2005, the Company was represented on the board of directors and continued to exercise influence by participating in the policy-making processes of TSMC. Accordingly, the Company continued to apply equity accounting for TSMC. After giving up significant influence in 2006, the Company designated the investment as available for sale.
In 2005, Philips sold 27,375,000 shares of LG.Philips LCD common stock, resulting in a gain of EUR 435 million. As a result of the sale, Philips’ shareholding in LG.Philips LCD was reduced from 40.5% to 32.9.%.
Gains and losses arising from dilution effects

	2005	2006	2007
TPV	—	13	—
LG.Philips LCD	214	—	—
TSMC	(24)	—	—
	190	13	—
2005
The secondary offering of LG.Philips LCD of 65,000,000 American Depository Shares in July 2005, has resulted in a dilution gain of EUR 214 million reducing our share from 44.6% to 40.5%. Furthermore, a loss of EUR 24 million related to the issuance of shares to employees of TSMC was included. According to TSMC’s Articles of Incorporation, annual bonuses to employees have been granted, partially in shares. Philips’ shareholding in TSMC was diluted as a result of the shares issued to employees.
Investment impairment/other charges

	2005	2006	2007
LG.Philips Displays	(168)	(61)	(22)
Others	(11)	(9)	—
	(179)	(70)	(22)
2007
The voluntary support of social plans for employees impacted by the bankruptcy of certain LG.Philips Displays activities amounted to EUR 22 million.
2006
The voluntary support of social plans for employees impacted by the bankruptcy of certain LG.Philips Displays activities amounted to EUR 61 million.
2005
Investment impairment charges in 2005 related to LG.Philips Displays and a few smaller investments. In December 2005, as a result of various factors including lower demand and increased pricing pressures for CRT, the Company concluded that its investment in LG.Philips Displays was impaired. Accordingly, the Company wrote off the remaining book value of the investment and recorded an impairment charge of EUR 131 million. Additionally, the Company recognized the accumulated foreign translation gain related to this investment of EUR 5 million.
The Company also fully provided for the existing guarantee of EUR 42 million provided to LPD’s banks. Philips will not inject further capital into LPD.
Investments in, and loans to, equity-accounted investees
The changes during 2007 are as follows:

	loans	investments	total
Investments in equity-accounted investees as of January 1, 2007	5	2,864	2,869
Changes:
Acquisitions/additions		10	10
Sales/repayments	(4)	(980)	(984)
Share in income/value adjustments	—	246	246
Dividends received	—	(48)	(48)
Translation and exchange rate differences	(1)	(275)	(276)
Investments in equity-accounted investees as of December 31, 2007	—	1,817	1,817
Included in investments is EUR 339 million (2006: EUR 622 million), representing the excess of the Company’s investment over its underlying equity in the net assets of the equity-accounted investees. The principal amount is EUR 329 million (2006: EUR 612 million) for LG.Philips LCD.
Sales/repayments mainly relate to the sale of LG.Philips LCD (see note 39).
222      Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
The total carrying value of investments in, and loans to, equity-accounted investees is summarized as follows:

		2006		2007
	share-		share-
	holding %	amount	holding %	amount
LG.Philips LCD	32.9	2,509	19.9	1,535
Other investments in equity-accounted investees		360		282
		2,869		1,817
The fair value of Philips’ shareholdings in the publicly listed company LG.Philips LCD, based on quoted market prices at December 31, 2007, was EUR 2,556 million respectively.
The investments in equity-accounted investees are mainly included in the sector Group Management & Services.
Summarized information of investments in equity-accounted investees
Summarized financial information for the Company’s investments in equity-accounted investees, on a combined basis, is presented below:

		January-December
	2005	2006	2007
Net sales	20,083	13,599	15,799
Income (loss) before taxes	2,297	(613)	1,233
Income taxes	121	189	(154)
Other income (loss)	(94)	(37)	(1)
Net income (loss)	2,324	(461)	1,078

Total share in net income of equity-accounted investees recognized in the consolidated statements of income	514	(188)	246

	December 31
	2006	2007
Current assets	4,952	6,116
Non-current assets	10,028	6,766
	14,980	12,882
Current liabilities	(4,184)	(3,339)
Non-current liabilities	(3,826)	(2,578)
Net asset value	6,970	6,965

Investments in and loans to equity- accounted investees included in the consolidated balance sheet	2,869	1,817
Philips Annual Report 2007      223

128	Group financial statements	188	IFRS information	240	Company financial statements
Notes to the IFRS financial statements

Earnings per share
The earnings per share (EPS) data have been calculated as follows:

	2005	2006	2007
Net income
Income from continuing operations	3,380	654	4,728
Income (loss) from discontinued operations	(6)	4,010	(73)
Net income available to holders of common shares	3,374	4,664	4,655

Weighted average number of shares	1,249,955,546	1,174,924,579	1,086,128,418
Plus incremental shares from assumed conversions of:
Options and restricted share rights	2,771,955	7,531,636	11,669,275
Convertible debentures	602,863	1,174,299	1,127,690
Dilutive potential common shares1)	3,374,818	8,705,935	12,796,965
Adjusted weighted average number of shares	1,253,330,364	1,183,630,514	1,098,925,383

Basic earnings per share in euros
Income from continuing operations	2.70	0.56	4.35
Income (loss) from discontinued operations	—	3.41	(0.06)
Net income attributable to stockholders	2.70	3.97	4.29

Diluted earnings per share in euros
Income from continuing operations	2.70	0.55	4.30
Income (loss) from discontinued operations	—	3.39	(0.06)
Net income attributable to stockholders	2.70	3.94	4.24

1)	In 2007, 27 million securities (2006: 19 million, 2005: 34 million) that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been antidilutive for the periods presented.

Receivables
Accounts receivable, net, include installment accounts receivable of EUR 3 million (2006: EUR 8 million).
The accounts receivable, net, split per sector are as follows:

	2006	2007
Medical Systems	1,341	1,403
DAP	250	303
Consumer Electronics	1,467	1,467
Lighting	675	796
Innovation & Emerging Businesses	226	173
Group Management & Services	298	67
	4,257	4,209
The ageing analysis of accounts receivable, net, is set out below:

	2006	2007
not overdue	3,698	3,453
overdue 1-30 days	416	495
overdue 31-180 days	143	261
	4,257	4,209
A large part of the overdues of trade accounts receivable relates to public sector customers with slow payment approval processes but no or limited credit risk. Provisions have been made mainly for overdues above 180 days.
Income taxes receivable (current portion) totaling EUR 52 million (2006: EUR 105 million) are included under other receivables.
The changes in the allowance for doubtful accounts receivable are as follows:

	2005	2006	2007
Balance as of January 1	404	369	336
Additions charged to income	30	52	62
Deductions from allowance1)	(62)	(72)	(85)
Other movements2)	(3)	(13)	(13)
Balance as of December 31	369	336	300

1)	Write-offs for which an allowance was previously provided

2)	Including the effect of translation differences and consolidation changes
224       Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years

Inventories
Inventories are summarized as follows:

	2006	2007
Raw materials and supplies	849	918
Work in process	380	391
Finished goods	1,859	2,015
Advance payments on work in process	(208)	(121)
	2,880	3,203
The amounts recorded above are net of allowances for obsolescence.
As of December 31, 2007, the carrying amount of inventories carried at fair value less cost-to-sell is EUR 190 million (2006: EUR 116 million).

Other current assets
Other current assets include assets for derivative instruments of EUR 275 million (2006: EUR 298 million), prepaid expenses of EUR 347 million (2006: EUR 280 million) and held-for-trading securities of EUR nil (2006: EUR 192 million).

Other non-current financial assets
The changes during 2007 are as follows:

	available-	restricted	cost-
	for-sale	liquid	method
	securities	assets	investments	other	total
Balance as of January 1, 2007	6,529	200	1,043	283	8,055
Changes:
Reclassifications	19	—	(19)	—	—
Acquisitions/ additions	15	11	5	34	65
Sales/ redemptions/ reductions	(4,180)	(109)	—	(25)	(4,314)
Value adjustments	(607)	—	—	8	(599)
Translation and exchange differences	—	(1)	(2)	(21)	(24)
Balance as of December 31, 2007	1,776	101	1,027	279	3,183
Investments in available-for-sale securities
The Company’s investments in available-for-sale securities consist of investments in common stock of companies in various industries.
Major holdings in available-for-sale securities at December 31:

		2006		2007
	number of		number
	shares	fair value	of shares	fair value
D&M Holdings	11,126,640	32	11,126,640	32
TSMC	4,066,046,793	6,395	1,311,490,224	1,699
		6,427		1,731
During 2007, the Company further reduced its portfolio of available-for-sale securities.
On March 12, 2007, Philips and TSMC jointly announced that the companies agreed to a multi-phased plan to facilitate an orderly exit by Philips from its shareholding in TSMC. The plan comprised a private sale transaction to long-term financial investors in Taiwan, the offering of shares through a public offering in the United States (in the form of American Depositary Shares) and the participation in stock repurchase programs initiated by TSMC. As a consequence Philips disposed of EUR 2,755 million TSMC shares and realized an aggregate gain of EUR 2,528 million, which was presented under Financial income and expense. As of December 31, 2007 Philips owns 4.96% of TSMC’s share capital with a current market value of EUR 1,699 million.
On May 17, 2007, Philips sold its remaining stake of approximately 2.5% (4,914,875 common shares) of the issued share capital in US-based JDS Uniphase. On September 14, 2007, Philips sold its stake of approximately 2.5% (4,587,333 common shares) in US-based Nuance Communications Inc. The results on these transactions were recognized under Financial income and expenses.
Included in other non-current financial assets is a convertible bond issued to the Company by TPV with a total fair value of EUR 189 million as at December 31, 2007. The bond has a maturity date of September 5, 2010 with an option to convert the bond into shares of TPV during the period September 5, 2008 until maturity.
Cost-method investments
The major cost-method investment is NXP, for an amount of EUR 854 million, of which the Company holds 19.9% of the cumulative preferred shares and 17.5% of the common shares. The interest in NXP resulted from the sale of a majority stake in the Semiconductors division in September 2006. The Company performed an impairment review on the cost of the investment in NXP and concluded that no impairment needs to be recognized at December 31, 2007.
In June 2006, the merger of Mobile Display Systems (MDS) with Toppoly has been completed. As a consequence of the transaction, Philips holds a 17.4% stake in TPO, valued at amortized cost of EUR 103 million, net of an impairment of EUR 77 million.

Non-current receivables
Non-current receivables include receivables with a remaining term of more than one year, and the non-current portion of income taxes receivable amounting to EUR 14 million (2006: EUR 25 million).

Other non-current assets
Other non-current assets in 2007 are comprised of prepaid pension costs of EUR 331 million (2006: EUR 343 million) and prepaid expenses of EUR 53 million (2006: EUR 47 million).
Philips Annual Report 2007       225

128	Group financial statements	188	IFRS information	240	Company financial statements

Notes to the IFRS financial statements

Property, plant and equipment

					prepayments
					and	no longer
	land and	machinery and		other	construction in	productively
	buildings	installations	lease assets	equipment	progress	employed	total
Balance as of January 1, 2007:
Cost	2,182	3,313	74	1,578	393	20	7,560
Accumulated depreciation	(910)	(2,226)	(50)	(1,259)	—	(13)	(4,458)
Book value	1,272	1,087	24	319	393	7	3,102

Change in book value:
Capital expenditures	113	283	30	232	—	—	658
Retirements and sales	(6)	(24)	(1)	(8)	(42)	(3)	(84)
Depreciation	(76)	(235)	(12)	(189)	—	—	(512)
Write-downs and impairments	(7)	(15)	—	—	—	—	(22)
Translation differences	(15)	(10)	(3)	(11)	(5)	—	(44)
Changes in consolidation	88	(6)	2	15	(3)	—	96
Total changes	97	(7)	16	39	(50)	(3)	92

Balance as of December 31, 2007:
Cost	2,303	3,404	88	1,746	343	13	7,897
Accumulated depreciation	(934)	(2,324)	(48)	(1,388)	—	(9)	(4,703)
Book value	1,369	1,080	40	358	343	4	3,194
Land with a book value of EUR 148 million as at December 31, 2007 (2006: EUR 141 million) is not depreciated.
The expected useful lives as of December 31, 2007, were as follows:

Buildings	from 14 to 50 years
Machinery and installations	from 4 to 15 years
Lease assets	from 3 to 10 years
Other equipment	from 3 to 10 years
Capital expenditures include capitalized interest related to construction in progress amounting to EUR 5 million (2006: EUR 9 million).
226       Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years

Intangible assets excluding goodwill
The changes during 2007 were as follows:

	other
	intangible	product
	assets	development	software	total
Balance as of January 1, 2007:
Cost	2,447	1,083	552	4,082
Accumulated amortization	(590)	(548)	(386)	(1,524)
Book value	1,857	535	166	2,558

Changes in book value:
Additions	—	232	118	350
Acquisitions	704	1	7	712
Amortization/deductions	(200)	(231)	(76)	(507)
Impairment losses	—	(14)	—	(14)
Translation differences	(220)	(16)	(11)	(247)
Other	(36)	12	7	(17)
Total changes	248	(16)	45	277

Balance as of December 31, 2007:
Cost	2,848	1,146	615	4,609
Accumulated amortization	(743)	(627)	(404)	(1,774)
Book Value	2,105	519	211	2,835
Other intangible assets in 2007 consist of:

		January 1		December 31
		accumulated		accumulated
	gross	amortization	gross	amortization
Marketing-related1)	314	(48)	179	(31)
Customer-related	969	(190)	1,124	(195)
Contract-based	54	(9)	33	(10)
Technology-based	724	(266)	861	(417)
Patents and trademarks1)	386	(77)	651	(90)
	2,447	(590)	2,848	(743)

1)	In 2007, a reclassification was made of EUR 100 million following finalization of the purchase price accounting of Lifeline.
The estimated amortization expense for these other intangible assets for each of the five succeeding years are:

2008	207
2009	206
2010	202
2011	175
2012	153
The expected weighted average remaining life of other intangible assets is 6.1 years as of December 31, 2007.
The additions acquired through business combinations in 2007 consist of the acquired intangible assets of Partners in Lighting of EUR 217 million and Color Kinetics of EUR 187 million.
Other intangible assets include EUR 350 million representing the trademarks and trade names Lifeline and Avent, which were acquired in 2006 and have indefinite useful lives. These brands are used together with the Philips brand in a dual branding strategy. Therefore these brands are not amortized but tested for impairment annually or whenever there is an indication that the brand may be impaired.
The unamortized costs of computer software to be sold, leased or otherwise marketed amounted to EUR 63 million (2006: EUR 57 million). The amounts charged to the income statement for amortization or impairment of these capitalized computer software costs amounted to EUR 20 million (2006: EUR 18 million, 2005: EUR 13 million).

Goodwill
The changes in 2006 and 2007 were as follows:

	2006	2007
Balance as of January 1:
Cost	2,530	3,822
Accumulated amortization/impairments	(459)	(416)
Bookvalue	2,071	3,406

Changes in book value:
Acquisitions	1,596	760
Translation differences	(261)	(366)

Balance as of December 31:
Cost	3,822	4,173
Accumulated amortization/impairments	(416)	(373)
Bookvalue	3,406	3,800
The key assumptions used in the annual impairment test are growth of sales and gross margin, together with the rates used for discounting the forecast cash flows. The discount rates are determined for each cash-generating unit (one level below sector level) and range from 8.0% to 11.3%, with an average of 9.7% for the Philips Group. Sales and gross margin growth are based on management’s internal forecasts for four years that are extrapolated for another five years with reduced growth rates, after which a terminal value is calculated in which growth rates are reduced to a level of 0% to 3.5%.
Acquisitions in 2007 include goodwill related to the acquisitions of Partners in Lighting for EUR 297 million and Color Kinetics for EUR 358 million and several smaller acquisitions. In addition goodwill changed due to the finalization of purchase price accounting related to acquisitions in prior years.
Acquisitions in 2006 include goodwill related to the acquisitions of Lifeline for EUR 341 million, Witt Biomedical for EUR 83 million, Avent for EUR 344 million and Intermagnetics for EUR 730 million, and several smaller acquisitions.
Please refer to page 203 of this Annual Report for a specification of goodwill by sector.
Philips Annual Report 2007     227

128 Group financial statements	188	IFRS information	240 Company financial statements

Notes to the IFRS financial statements

Accrued liabilities

	2006	2007
Personnel-related costs:
- Salaries and wages	492	433
- Accrued holiday entitlements	185	178
- Other personnel-related costs	120	169
Fixed-assets-related costs:
- Gas, water, electricity, rent and other	71	62
Taxes:
- Income tax payable	519	154
- Other taxes payable	2	12
Communication & IT costs	47	31
Distribution costs	64	109
Sales-related costs:
- Commission payable	65	43
- Advertising and marketing-related costs	119	66
- Other sales-related costs	180	206
Material-related costs	167	134
Interest-related accruals	118	110
Deferred income	471	556
Derivative instruments — liabilities (see note 68)	101	144
Other accrued liabilities	559	568
	3,280	2,975
Please refer to note 42 for a specification on the income tax payable.

Provisions

		2006		2007
	long-	short-	long-	short-
	term	term	term	term
Provisions for defined-benefit plans (see note 56)	677	91	676	68
Other postretirement benefits (see note 56)	372	36	364	23
Postemployment benefits and obligatory severance payments	92	50	113	13
Product warranty	17	348	133	190
Loss contingencies (environmental remediation and product liability)	417	93	402	49
Other provisions	213	137	227	39
	1,788	755	1,915	382
Product warranty
The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Group with respect to products sold. The changes in the provision for product warranty are as follows:

	2005	2006	2007
Balance as of January 1	353	378	365
Changes:
Additions	491	438	360
Utilizations	(472)	(443)	(369)
Releases	(7)	—	(6)
Translation differences	20	(13)	(16)
Changes in consolidation	(7)	5	(11)
Balance as of December 31	378	365	323
Loss contingencies (environmental remediation and product liability)
This provision includes accrued losses recorded with respect to environmental remediation and product liability (including asbestos) obligations which are probable and can be estimated reliably. Please refer to note 62.
The changes in this provision are as follows:

	2005	2006	2007
Balance as of January 1	275	287	510
Changes:
Additions	27	304	16
Utilizations	(43)	(39)	(66)
Releases	(3)	(5)	29
Translation differences	31	(37)	(38)
Balance as of December 31	287	510	451
Postemployment benefits and obligatory severance payments
The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.
The provision for obligatory severance payments covers the Company’s commitment to pay employees a lump sum upon the employee’s dismissal or resignation. In the event that a former employee has passed away, the Company may have a commitment to pay a lump sum to the deceased employee’s relatives.
Other provisions
Other provisions include provisions for employee jubilee funds totaling EUR 79 million (2006: EUR 88 million) and expected losses on existing projects/orders totaling EUR 14 million (2006: EUR 14 million).

Pensions and postretirement benefits other than pensions
Defined-benefit plans
Employee pension plans have been established in many countries in accordance with the legal requirements, customs and the local situation in the countries involved. The majority of employees in Europe and North America are covered by defined-benefit plans. The benefits provided by these plans are based on employees’ years of service and compensation levels. The measurement date for all defined-benefit plans is December 31.
For funded plans the Company makes contributions, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants. These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs.
228     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Summary of pre-tax costs for pension plans and retiree healthcare plans

	2005	2006	2007
Defined-benefit plans	382	381	350
Defined-contribution plans including multi-employer plans	56	80	84
Medical retiree cost	(222)	26	25
	216	487	459
Movements in the net liability for defined-benefit obligations:

	2006	2007
Projected benefit obligation at the beginning of year	21,134	20,410
Service cost	327	265
Interest cost	942	920
Employee contributions	10	4
Actuarial (gains) or losses	(26)	(756)
Plan amendments	3	4
Settlements	(179)	(502)
Curtailments	(261)	2
Changes in consolidation	(173)	49
Benefits paid	(1,147)	(1,152)
Exchange rate differences	(223)	(564)
Miscellaneous	3	(1)
Projected benefit obligation at end of year	20,410	18,679

Present value of funded obligations at end of year	19,532	17,866
Present value of unfunded obligations at end of year	878	813
Movement in plan assets:

	2006	2007
Plan assets
Fair value of plan assets at beginning of year	20,830	21,352
Expected return on plan assets	1,214	1,216
Actuarial gains and (losses) on plan assets	(164)	(571)
Employee contributions	10	4
Employer contributions	928	332
Settlements	(182)	(577)
Changes in consolidation	(23)	53
Benefits paid	(1,076)	(1,083)
Exchange rate differences	(185)	(525)
Miscellaneous	—	(1)
Fair value of plan assets at end of year	21,352	20,200

Funded status	942	1,521
Unrecognized net transition obligation	—	—
Unrecognized prior service cost	12	8
Unrecognized net loss	558	456
Unrecognized net assets	(2,235)	(2,659)
Net balance sheet position	(723)	(674)
Classification of the net balance

	2006	2007
Prepaid pension costs under other non-current assets	343	331
Accrued pension costs under other non-current liabilities	(298)	(261)
Provision for pensions under provisions	(768)	(744)
	(723)	(674)
Plan assets in the Netherlands
The Company’s pension plan asset allocation in the Netherlands at December 31, 2006 and 2007 and target allocation 2008 is as follows:
Percentage of plan assets at December 31

	2006	2007	2008
	actual	actual	target
Matching portfolio:	57	59	62
- Debt securities	57	59	62
Return portfolio:	43	41	38
- Equity securities	29	28	25
- Real estate	9	8	5
- Other	5	5	8
	100	100	100
Philips Pension Fund in the Netherlands
On November 13, 2007, various officials, on behalf of the Public Prosecutor’s office in The Netherlands, visited a number of offices of the Philips Pension Fund and the company in relation to a widespread investigation into potential fraud in the real estate sector. The company was notified that one former employee and one current employee of an affiliate of the company were detained. This affiliate, Philips Real Estate Investment Management BV, has managed the real estate portfolio of the Philips Pension Fund since 2002. The investigation by the public prosecutor is aimed at the potential involvement of (former) employees of a number of Dutch companies with respect to fraud in the context of certain real estate transactions. Neither Philips Pension Fund nor any Philips entity is a suspect in this investigation. The Philips Pension Fund and Philips are cooperating with the authorities and have also started their own investigation. Formal notifications of suspected fraud have been filed with the public prosecutor against the (former) employees concerned and with our insurers. At this time it is not possible to assess the outcome of this matter nor the potential consequences. At present it is management’s assessment that this matter will not cause a decline in plan assets or an increase in pension costs, in any material respect.
Plan assets in other countries
The Company’s pension plan asset allocation in other countries at December 31, 2006 and 2007 and target allocation 2008 is as follows:
Percentage of plan assets at December 31

	2006	2007	2008
	actual	actual	target
Equity securities	26	24	19
Debt securities	68	73	78
Real estate	2	2	3
Other	4	1	—
	100	100	100
Plan assets include property occupied by the Philips Group with a fair value of EUR 12 million (2006: EUR 42 million).
Philips Annual Report 2007     229

128 Group financial statements	188	IFRS information	240 Company financial statements

Notes to the IFRS financial statements

Pension expense of defined-benefit plans recognized in the income statement:

	2005	2006	2007
Service cost	343	327	265
Interest cost on the projected benefit obligation	949	942	920
Expected return on plan assets	(1,102)	(1,214)	(1,216)
Net actuarial (gain) loss recognized	(607)	(82)	(119)
Prior-service cost	(28)	6	6
Settlement loss	3	5	75
Curtailment benefit	(4)	(25)	2
Unrecognized net assets	878	436	420
Other	2	31	(3)
	434	426	350
of which discontinued operations	52	45	—

Actual return on plan assets	2,495	1,050	645
The unrecognized net assets are primarily related to the prepaid pension asset in the Netherlands.
The pension expense of defined-benefit plans is recognized in the following line items:

	2005	2006	2007
Cost of sales	99	67	26
Selling expenses	47	55	41
General and administrative expenses	253	268	266
Research and development expenses	35	36	17
	434	426	350
The Company also sponsors defined-contribution and similar types of plans for a significant number of salaried employees. The total cost of these plans amounted to EUR 84 million (2006: EUR 80 million, 2005: EUR 56 million). In 2007, the defined-contribution cost includes contributions to multi-employer plans of to EUR 4 million (2006: EUR 4 million, 2005: EUR 3 million).
Cash flows
The Company expects considerable cash outflows in relation to employee benefits which are estimated to amount to EUR 314 million in 2008, consisting of EUR 160 million employer contributions to defined-benefit pension plans, EUR 89 million employer contributions to defined-contribution pension plans, and EUR 65 million expected cash outflows in relation to unfunded pension plans. The employer contributions to defined-benefit pension plans are expected to amount to EUR 129 million for the Netherlands and EUR 31 million for other countries.
Expected returns per asset class are based on the assumption that asset valuations tend to return to their respective long-term equilibria. The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the fund’s strategic asset allocation.
The weighted average assumptions used to calculate the projected benefit obligations as of December 31 were as follows:

		2006		2007
	Netherlands	other	Netherlands	other
Discount rate	4.3%	5.2%	4.8%	5.65
Rate of compensation increase	*	3.5%	*	3.9%
The weighted average assumptions used to calculate the net periodic pension cost for years ended December 31:

		2006		2007
	Netherlands	other	Netherlands	other
Discount rate	4.2%	5.1%	4.3%	5.2%
Expected returns on plan assets	5.7%	6.1%	5.7%	6.1%
Rate of compensation increase	*	3.4%	*	3.5%

*	The rate of compensation increase for the Netherlands consists of a general compensation increase and an individual salary increase based on merit, seniority and promotion. The average individual salary increase for all active participants for the remaining working lifetime is 0.75% annually. The assumed rate of general compensation increase for the Netherlands for calculating the projected benefit obligations, amounts to 2.3% (2006: 2.0%). The indexation assumption used to calculate the projected benefit obligations for the Netherlands is 2.3% (2006: 2.0%) until 2008 and 1.15% (2006: 1.0%) from 2008 onwards. The difference reflects a change in indexation policy.
Historical data

	2006	2007
Present value of defined-benefit obligations	20,410	18,679
Fair value of plan assets	21,352	20,200
Surplus	942	1,521
Experience adjustments in % on:
- defined-benefit obligations (gain) loss	(0.9%)	(0.8%)
- fair value of plan assets (gain) loss	0.8%	2.8%
Defined-benefit plans: other postretirement benefits
In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree healthcare benefits, in certain countries. The Company funds other postretirement benefit plans as claims are incurred.
230     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Movements in the net liability for other defined-benefit obligations:

	2006	2007
Projected benefit obligation at the beginning of year	447	373
Service cost	4	3
Interest cost	26	26
Actuarial gains	(12)	47
Curtailments	—	—
Plan amendments	—	(5)
Settlements	—	(6)
Changes in consolidation	(2)	27
Benefits paid	(65)	(32)
Exchange rate differences	(26)	(19)
Miscellaneous	1	(1)
Projected benefit obligation at end of year	373	413

Present value of funded obligations at end of year	—	—
Present value of unfunded obligations at end of year	373	413

	2006	2007
Funded status	(373)	(413)
Unrecognized actuarial losses	(35)	31
Unrecognized psc	—	(5)
Net balances	(408)	(387)

Classification of the net balance is as follows:
- Provision for other postretirement benefits	(408)	(387)
Other postretirement benefit expense recognized in the income statement:

	2005	2006	2007
Service cost	19	4	3
Interest cost on accumulated postretirement benefits	40	26	26
Net actuarial loss recognized	4	(4)	(4)
Curtailment	(308)	—	—
	(245)	26	25
of which discontinued operations	(23)	—	—
The expense for other postretirement benefits is recognized in the following line items in the income statement:

	2005	2006	2007
Cost of sales	(50)	3	2
Selling expenses	(11)	3	2
General and administrative expenses	(156)	20	20
Research and development expenses	(28)	—	1
	(245)	26	25
The weighted average assumptions used to calculate the postretiremen benefit obligations other than pensions as of December 31 were as follows:

	2006	2007
Discount rate	7.2%	8.5%
Compensation increase (where applicable)	5.6%	—
The weighted average assumptions used to calculate the net cost for years ended December 31:

	2006	2007
Discount rate	6.9%	7.2%
Compensation increase (where applicable)	5.6%	—
Assumed healthcare cost trend rates at December 31:

	2006	2007
Healthcare cost trend rate assumed for next year	8.0%	9.0%
Rate that the cost trend rate will gradually reach	5.0%	7.0%
Year of reaching the rate at which it is assumed to remain	2,014	2,015
Sensitivity analysis
Assumed healthcare trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage-point change in assumed healthcare cost trend rates would have the following effects as at December 31, 2007:

	increase	decrease
	with 1%	by 1%
Effect on total of service and interest cost	5	(3)
Effect on postretirement benefit obligation	47	(40)
Historical data

	2006	2007
Present value of define-benefit obligation	373	413
Fair value of plan assets	—	—
(Deficit) surplus	(373)	413
Experience adjustments in % on
- defined-benefit obligations (gain) loss	(1.6%)	(0.2%)

Other current liabilities
Other current liabilities are summarized as follows:

	2006	2007
Advances received from customers on orders not covered by work in process	133	133
Other taxes including social security premiums	339	253
Other short-term liabilities	133	123
	605	509
Philips Annual Report 2007     231

128 Group financial statements	188	IFRS information	240 Company financial statements

Notes to the IFRS financial statements

Short-term debt

	2006	2007
Short-term bank borrowings	622	464
Other short-term loans	34	32
Current portion of long-term debt	215	1,854
	871	2,350
During 2007, the weighted average interest rate on the bank borrowings was 7.9% (2006: 6.3%).
In the Netherlands, the Company issues personnel debentures with a 5-year right of conversion into common shares of Royal Philips Electronics. Convertible personnel debentures may not be converted within a period of 3 years after the date of issue. These convertible personnel debentures are available to most employees in the Netherlands and are purchased by them with their own funds and are redeemable on demand. The convertible personnel debentures become non-convertible debentures at the end of the conversion period.
Although convertible debentures have the character of long-term financing, the total outstanding amounts are classified as current portion of long-term debt. At December 31, 2007, an amount of EUR 103 million (2006: EUR 136 million) of convertible personnel debentures was outstanding, with an average conversion price of EUR 24.26. The conversion price varies between EUR 16.81 and EUR 33.19 with various conversion periods ending between January 1, 2008 and December 31, 2012.
Included within the current portion of long-term debt is EUR 1,692 million of bonds, with EUR 130 million due to mature in February 2008 and EUR 1,562 million due to mature in May 2008.
The Company has access to a USD 2.5 billion commercial paper program which was established at the beginning of 2001. The Company also has available a seven year revolving credit facility for USD 2.5 billion, established in December 2004, that could act as back-up for the commercial paper program and can also be used for general corporate purposes. The Company did not use the commercial paper program or the revolving credit facility during 2007.

Long-term debt

							average	amount
	range of	average rate	amount			due after	remaining term	outstanding
	interest rates	of interest	outstanding	due in 1 year	due after 1 year	5 years	(in years)	2006
Eurobonds	5.8 - 7.1%	6.0%	2,442	1,692	750	—	3.4	2,445
USD bonds	7.1 - 7.8%	7.3%	357	—	357	357	14.4	307
USD putable bonds	—	—	—	—	—	—	—	77
Convertible debentures	0.8 - 0.8%	0.8%	103	103	—	—	—	136
Private financing	1.0 - 6.0%	4.3%	9	—	9	1	2.3	8
Bank borrowings	1.7 - 6.4%	3.4%	4	1	3	—	1.1	119
Liabilities arising from capital lease transactions	1.4 - 16.3%	3.7%	94	13	81	57	6.7	68
Other long-term debt	2.0 - 12.3%	6.5%	58	45	13	1	3.0	62
		5.9%	3,067	1,854	1,213	416		3,222

Corresponding data of previous year		6.1%	3,222	215	3,007	405		3,917
232     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
The following amounts of long-term debt as of December 31, 2007, are due in the next five years:

2008	1,854
2009	22
2010	13
2011	758
2012	4
2,651
Corresponding amount of previous year	2,817
As of December 31, 2007, Philips had outstanding public bonds of EUR 2,799 million denominated in USD or EUR.
The following table provides additional details regarding the outstanding bonds.

		December 31
	effective
	rate	2006	2007
Unsecured Eurobonds
Due 2/06/08; 7 1/8%	7.302%	130	130
Due 5/14/08; 7%	7.094%	61	61
Due 5/16/08; 5 3/4%	5.817%	1,500	1,500
Due 5/16/11; 6 1/8%	6.212%	750	750
Adjustments1)		4	1
		2,445	2,442

Unsecured USD Bonds
Due 5/15/25; 7 3/4%	8.010%	75	67
Due 6/01/26; 7 1/5%	7.426%	126	113
Due 8/15/13; 7 1/4%	7.554%	109	97
Due 5/15/25; 7 1/8%	7.361%	—	70
Adjustments1)		(3)	10
		307	357

Unsecured USD Bonds, subject to put
Due 5/15/25, put date 5/15/07; 7 1/8%	7.361%	78	—
Adjustments1)		(1)	—
		77	—

1)	Adjustments relate to issued bond discounts, transaction costs and fair value adjustments for interest rate derivatives.
Secured liabilities
In 2007, no portions of long-term and short-term debt have been collateralized (2006: EUR 21 million).

Other non-current liabilities
Other non-current liabilities are summarized as follows:

	2006	2007
Accrued pension costs	298	261
Income tax payable	36	1
Asset retirement obligations	7	21
Liabilities for employee stock-options of subsidiaries	99	49
Other tax liability	—	429
Other liabilities	155	35
	595	796
Please refer to note 42 for a specification on the income tax payable and the other tax liability.

Contractual obligations

	payments due by period
				more
	less than			than 5
	1 year	1-3 years	3-5 years	years	total
Long-term debt	1,841	19	754	359	2,973
Capital leases	13	16	8	57	94
Operating leases	142	231	134	217	724
For an explanation of long-term debt, see note 59. For an explanation of other long-term liabilities, see note 60. Property, plant and equipment includes EUR 94 million (2006: EUR 68 million) for capital leases and other beneficial rights of use, such as buildings rights and hire purchase agreements.
Long-term operating lease commitments totaled EUR 724 million (2006: EUR 787 million). These leases expire at various dates during the next 20 years.
The long-term operating leases are mainly related to the rental of buildings. A number of these leases originate from sale-and-leaseback arrangements. In 2006, a small sale-and-operational-leaseback has been concluded. In 2005, two sale-and-operational-leaseback arrangements in the Netherlands were concluded, in which buildings were sold for an aggregate amount of EUR 20 million, with leaseback rental periods of 10 and 4 years. Operating lease payments for 2007 totaled EUR 14 million (2006: EUR 20 million, 2005: EUR 23 million).
The remaining minimum payments are as follows:

2008	13
2009	13
2010	9
2011	6
2012	5
Thereafter	25
Philips Annual Report 2007     233

128 Group financial statements	188	IFRS information	240 Company financial statements

Notes to the IFRS financial statements

Contingent liabilities
Guarantees
Philips’ policy is to provide only guarantees and other letters of support, in writing. Philips does not stand by other forms of support. At the end of 2007, the total fair value of guarantees was EUR 3 million (2006: EUR 4 million). The following table outlines the total outstanding off-balance sheet credit-related guarantees and business-related guarantees provided by Philips for the benefit of unconsolidated companies and third parties as at December 31, 2007.
Expiration per period
in millions of euros

	business-
	related	credit-related
	guarantees	guarantees	total
2007
Total amounts committed	432	45	477
Less than 1 year	142	5	147
2-5 years	95	16	111
After 5 years	195	24	219

2006
Total amounts committed	466	42	508
Less than 1 year	151	14	165
2-5 years	80	2	82
After 5 years	235	26	261
Environmental remediation.
The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment.
In the United States, subsidiaries of the Company have been named as potentially responsible parties in state and federal proceedings for the clean-up of various sites. The Company accrues for losses associated with environmental obligations when such losses are probable and reliably estimatable.
Legal proceedings
The Company and certain of its (former) group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position and consolidated results of operations for a particular period.
Provided below are disclosures of the more significant cases:
Asbestos
Judicial proceedings have been brought in the United States, relating primarily to the activities of a subsidiary prior to 1981, involving allegations of personal injury from alleged asbestos exposure. The claims generally relate to asbestos used in the manufacture of unrelated companies’ products in the United States and frequently involve claims for substantial compensatory and punitive damages. The subsidiary’s businesses which allegedly gave rise to these alleged liabilities were completely sold in 1984 and the subsidiary’s ongoing operations are not material to its parent or the Company.
At December 31, 2007, there were 5,084 cases pending, representing 9,906 claimants (compared to 4,370 cases pending, representing 9,020 claimants, at December 31, 2006 and 3,984 cases pending, representing 8,082 claimants, at December 31, 2005). Most of the claims are in cases involving a number of defendants. During 2007, 1,656 cases, representing 2,413 claimants, were served against the Company’s subsidiaries (1,140 cases, representing 2,930 claimants, were served in 2006 and 2,052 cases, representing 3,283 claimants, were served in 2005). While management believes there are meritorious defenses to these claims, certain of these cases were settled by the subsidiaries for amounts considered reasonable given the facts and circumstances of each case. A number of other cases have been dismissed with no payment. During 2007, 942 cases, representing 1,527 claimants, were settled or dismissed (754 cases, representing 1,992 claimants, were settled in 2006 and 977 cases, representing 1,229 claimants, were settled in 2005).
In addition to the pending cases discussed above, a subsidiary of the Company was one of approximately 160 defendants initially named in a case filed in August 1995 in Morris County, Texas. Since the time the case was brought in 1995, the subsidiary had not been involved in any substantive activity in the case other than filing an answer to the complaint and had no information concerning the types of alleged diseases or injuries involved. Commencing in the fourth quarter of 2005 and continuing thereafter, plaintiffs’ counsel in this matter filed information concerning the claimants and their alleged diseases with the Court. The claims have now been severed into five cases: two cases with an aggregate of 282 malignant disease claims; two cases with an aggregate of 223 nonmalignant disease claims with alleged impairment; and one case with 3,177 claims that have no impairment at this time. The cases with the malignant disease claims and nonmalignant disease claims with alleged impairment are currently pending in Morris County. The case containing the claims that have no impairment at this time has been transferred to Harris County, Texas.
In accordance with IAS 37, an accrual for loss contingencies is recorded when the Company has incurred an obligation based upon a past event, if it is probable an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation can be made. Prior to 2006, this subsidiary established an accrual for loss contingencies with respect to asserted claims for asbestos product liability based upon its recent settlement experience of similar types of claims, taking into consideration the alleged illnesses in pending cases.
An accrual for loss contingencies with respect to unasserted claims for asbestos product liability was not established prior to 2006 since the Company, with the assistance of ARPC, a firm with substantial experience in valuing and forecasting asbestos liabilities, concluded it could not reliably estimate this liability in accordance with IAS 37 due to the subsidiary’s historical claims experience coupled with the uncertainties surrounding pending and ongoing asbestos litigation and legislative reform efforts both at the federal and state levels.
During 2006, ARPC reviewed the subsidiary’s history of, among other things, claims and diseases alleged, and claims settled or dismissed in order to provide the subsidiary with an estimate of the volume, timing and cost of both current and future asbestos-related personal injury claims. In light of additional claims history experienced by the subsidiary, as well as the impact of state tort reform in several states, the clarification of the possibility of national legislation and other factors, ARPC was able to use a conventional methodology for estimating future asbestos-related personal injury claims to provide a projection of the subsidiary’s liability for pending and unasserted potential future asbestos-related claims for the period from 2006 through 2016 (“the Study’). As a result of the inherent uncertainties involved in long-term forecasts, the Company concluded that it did not believe it could reliably forecast indemnity costs that might be incurred for claims asserted after 2016.
The methodology used in the Study to project the subsidiary’s total liability for pending and unasserted potential future asbestos-related claims relied upon various assumptions and factors, including the following:
•	An analysis of the subsidiary’s pending cases, by type of injury, and an allocation of unknown injuries based on the empirical experience of the subsidiary;

•	An analysis of data generated from a conventional model used to project future asbestos claims for mesothelioma and lung cancer;

•	An analysis of the correlations between lung cancer filing rates and the rates for other cancers and non-malignancy claims;

•	Epidemiological studies estimating the number of people likely to have developed asbestos related diseases;

•	An analysis of average claim payment rates and mean payment amounts by injury for claims closed in 2005 and 2006;

•	An analysis of the period over which the subsidiary has resolved and is likely to resolve asbestos-related claims against it in the future; and

•	An assumed inflation rate of 2.5%, reduced by 1.5% to reflect lower claim valuations due to the aging of the claimant population.
234     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
According to the Study, as of September 25, 2006, the estimated cost of disposing of pending and estimated future claims filed through 2016, excluding future defense and processing costs, totaled USD 507 million (EUR 396 million). The Study also found that estimates based upon other calibration metrics, none of which were considered more reliable than the metrics used, were narrowly grouped within 6 percent in excess of this projection. Approximately 19 percent of the estimated liability related to pending claims and approximately 81 percent related to future claims. As a result, in accordance with IAS 37, the subsidiary increased its accrual for loss contingencies related to asbestos product liability to EUR 313 million, which represents the discounted estimate of indemnity costs for claims asserted through 2016, without taking account of any potential insurance recoveries. This resulted in a pre-tax charge to earnings of EUR 252 million for 2006 (a pre-tax charge of EUR 18 million was recorded in 2005).
During 2007, the subsidiary reviewed its accrual for loss contingencies for asbestos product liability and concluded that the accrual continued to represent the subsidiary’s liability for pending and estimated future claims filed through 2016 in accordance with IAS 37. At December 31, 2007, the subsidiary’s recorded accruals for loss contingencies for asbestos product liability amounted to EUR 261 million (EUR 299 million at December 31, 2006) which is reflected in the Company’s consolidated balance sheet.
Projections of future asbestos costs are subject to numerous variables and uncertainties that are difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, future settlement and trial results, future claim dismissal rates, uncertainties surrounding the litigation process from jurisdiction to jurisdiction, and the impact of potential changes in legislative or judicial standards. Accordingly, actual claims asserted against the Company’s subsidiaries and related settlement amounts may in fact be lower or higher than the amount currently estimated. The Company intends to continue to evaluate the subsidiary’s asbestos-related loss exposure and the adequacy of its reserves in order to identify trends that may become evident and to assess their impact on the range of liability that is probable and reliably estimable.
The estimate of the subsidiary’s liability for pending and unasserted potential claims does not include future litigation and claim administration costs. During 2007, the subsidiary incurred asbestos litigation and claim administration costs totaling EUR 15 million (EUR 12 million in 2006 and EUR 12 million in 2005).
The subsidiary does not have any significant assets other than amounts recoverable under insurance policies that are shared with other Company subsidiaries. It is not expected that amounts recoverable under such policies will be sufficient to settle the subsidiary’s liability for asbestos-related claims. During 2007, the subsidiary and its parent explored certain steps that may result in a resolution of pending asbestos claims and claims that may be asserted in the future, including the possibility of the subsidiary filing for bankruptcy. In this regard, the subsidiary and its parent have held discussions with several constituencies regarding the terms of a proposed reorganization that implements a channeling injunction under section 524 (g) of the United States federal bankruptcy code. Generally, if such a reorganization was successful, a Trust would be established to resolve asbestos related injury claims brought against the subsidiary, and a channeling injunction would require that all such claims be presented to the Trust rather than asserted in the court system. Channeling injunctions under section 524 (g) proceedings also generally provide that claimants may not in the court system assert asbestos personal injury claims against other parties which have contributed to the Trust and met other requirements.
As part of exploring a possible reorganization, the subsidiary and its parent engaged an independent third party to serve as a putative representative of future claimants (the “Futures’ Representative”) and discussed matters with him such as the value of asbestos-related claims expected to be filed in the future, the funding of the Trust, asbestos claims review process and distribution procedures. Additionally, similar discussions have been held with counsel representing a majority of known asbestos claimants. Negotiations have been held with insurance carriers, pursuant to which the carriers would potentially make contributions to the Trust in order to benefit from the protection of the channeling injunction.
For the purpose of potential bankruptcy proceedings and the establishment of the section 524 (g) Trust, outside counsel for the subsidiary engaged Timothy Wyant, Ph.D., an independent third party expert, to project the value of asbestos-related claims pending as of July 1, 2007, as well as the value of such claims that may be asserted in the future. Mr. Wyant projected the value of such pending and estimated future claims through the end of 2050 to range from USD 515.3 million to USD 660.2 million (EUR 350 million to EUR 448 million) on a discounted basis. The current position of counsel to the Futures’ Representative and counsel representing a majority of known asbestos claimants is that the estimated liability for present and future asbestos claims is materially higher than Mr. Wyant’s estimate.
In case a bankruptcy implementing a section 524 (g) injunction cannot be negotiated on reasonable terms, the subsidiary and its parent are exploring other possibilities to resolve asbestos liabilities, including other filings by the subsidiary under the United States federal bankruptcy code in which payments have not been negotiated prior to filing. There is no assurance that any form of bankruptcy petition will be filed by the subsidiary. If a bankruptcy implementing a section 524 (g) trust is filed, the amount of the Trust and the potential contribution to the Trust by the subsidiary’s parent is uncertain and cannot reliably be estimated at this time, but it may be different from the amount of the Company’s recorded accrual for loss contingencies. A bankruptcy filing by the subsidiary would not include any other Company entity as a debtor.
The Company believes that it and its subsidiaries have a significant amount of insurance coverage for asbestos product liability. In prior years, legal proceedings were commenced against certain third-party insurance carriers which had provided various types of product liability coverage. During 2007 and the last several years, agreements were reached with certain insurance carriers resolving disputes with respect to the interpretation and available limits of the policies, amounts payable to the subsidiaries and terms under which future settlements and related defense costs are reimbursable. Pursuant to these settlements, insurers paid EUR 27 million in 2007 (EUR 34 million was paid in 2006 and EUR 20 million was paid in 2005) for asbestos-related defense and indemnity costs. At December 31, 2007, the subsidiary’s recorded receivable from insurance carriers, for which settlement agreements have been reached amounted to EUR 56.4 million (EUR 80 million at December 31, 2006 and EUR 48 million at December 31, 2005) for the reimbursement of incurred defense and indemnity costs as well as for probable recoveries of accrued projected settlement costs with respect to pending and future claims, which is reflected in the Company’s consolidated balance sheet. At December 31, 2007, an additional EUR 10.6 million, for which a receivable has not been recorded, is payable to the subsidiary on July 5, 2008, provided asbestos legislation in a certain form is not passed by the US Congress by that date. The subsidiary has not recorded a receivable from non-settling insurance carriers. The subsidiary continues to pursue its litigation against non-settling insurance carriers and to hold settlement discussions with various insurance carriers in 2008.
The subsidiary’s recorded accrual for loss contingencies related to asbestos product liability is based on an estimate of claims through 2016. If actual experience differs significantly from the assumptions made in forecasting future liabilities, if the assumptions used to determine the estimate prove to be erroneous, if the costs of settling claims asserted after 2016 are significant, if insurance coverage is ultimately less than anticipated, or if a section 524 (g) Trust is established or some other course of action is pursued to resolve asbestos liabilities, the Company’s consolidated financial position and results of operations could be materially affected.
MedQuist
The Company holds approximately 70% of the common stock in MedQuist. During 2007, MedQuist became current in its financial filings with the U.S. Securities and Exchange Commission (‘SEC’) for the first time since the filing of its Form 10-Q for the third quarter of 2003.
Two putative class actions are pending against MedQuist arising from allegations of, among other things, inappropriate billing by MedQuist for its transcription services. One putative class action has been brought against MedQuist by current and former customers. The other putative class action was filed on behalf of MedQuist’s medical transcriptionists.
In 2007, a shareholder putative class action that had been pending against MedQuist was settled, with MedQuist agreeing to pay USD 7.75 million to settle all claims throughout the class period against all defendants in the action. Neither MedQuist nor any of the individuals named in the action admitted to liability or any wrongdoing in connection with the settlement.
The pending litigation matters are in various preliminary stages and are being defended by MedQuist. On the basis of current knowledge, the Company has concluded that potential future losses cannot be reliably estimated. MedQuist also is the subject of ongoing investigations by the SEC and the US. Department of Justice (DOJ) relating to its billing practices.
Philips Annual Report 2007     235

128 Group financial statements	188	IFRS information	240 Company financial statements

Notes to the IFRS financial statements

During 2007, MedQuist continued its previously announced program of offering accommodations to customers potentially affected by the billing issues under review. MedQuist’s board authorized the company to make accommodation offers to certain customers in an aggregate amount of USD 65 million to resolve any issues concerning prior billing by MedQuist to those customers. This amount was subsequently adjusted to USD 66.6 million. As of December 31, 2007, MedQuist has entered into settlement agreements with certain customers to resolve concerns over certain billing related issues, and paid or credited to their account an aggregate amount of USD 54 million. MedQuist has made additional offers to certain other customers in the aggregate amount of USD 1.2 million. MedQuist has also established a program for certain other customers that involves the issuance of accommodation credits that can be used as an offset against the future purchase of goods and services from MedQuist. MedQuist’s board authorized the company to make accommodation credit offers up to an additional USD 9.2 million beyond the original cash payment program of USD 65.4 million. As of December 31, 2007, MedQuist has entered into agreements with certain customers who have accepted the settlement credit offers with a total credit value of USD 4.4 million and have extended additional credit offers with the credit value of USD 0.4 million.
As of December 31, 2007, the Company has a total accrual of EUR 9 million with respect to the billing-related issues at MedQuist. It is not possible to estimate the level and timing of the other costs and expenses related to these matters.
On November 2, 2007, the Company announced its intention to sell its approximate 70% interest in MedQuist. The financial results attributable to the Company’s interest in MedQuist have been presented as discontinued operations. See note 38 for further information on MedQuist.
LG.Philips LCD
On December 11, 2006, LG.Philips LCD, an equity-accounted investee in which Philips holds 19.9% of the common stock, announced that officials from the Korean Fair Trade Commission visited the offices of LG.Philips LCD and that it had received a subpoena from the United States Department of Justice and similar notice from the Japanese Fair Trade Commission in connection with inquiries by those regulators into possible anticompetitive conduct in the LCD industry.
Subsequent to the public announcement of these inquiries, certain Philips group companies were named as defendants in several class action antitrust complaints filed in the United States courts, seeking damages on behalf of purchasers of products incorporating thin-film transistor liquid crystal display panels, based on alleged anticompetitive conduct by manufacturers of such panels. The complaints assert claims under federal antitrust law, as well as various state antitrust and unfair competition laws. In addition, in February 2007, certain plaintiffs filed purported class actions in a United States court against LG.Philips LCD and certain current and former employees and directors of LG.Philips LCD damages based on alleged violations of U.S. federal securities laws. No Philips group company is named as a defendant in these actions.
These matters remain in their initial stages and, on the basis of current knowledge, the Company cannot determine whether a loss is probable with respect to these actions.
CRT Investigations
On November 21, 2007, the Company, announced that competition law authorities in several jurisdictions have commenced investigations into possible anticompetitive activities in the Cathode-Ray Tubes, or CRT industry. As one of the companies that formerly was active in the CRT business, Philips is subject to a number of these ongoing investigations. The Company intends to assist the regulatory authorities in these investigations.
Subsequent to the public announcement of these investigations, certain Philips group companies were named as defendants in several class action antitrust complaints filed in the United States federal courts. These actions allege anticompetitive conduct by manufacturers of CRTs and seek treble damages on behalf of direct and indirect purchasers of CRTs and products incorporating CRTs. The complaints assert claims under federal antitrust law, as well as various state antitrust and unfair competition laws and may involve joint and several liability among the defendants.
These matters are in their initial stages and due to the considerable uncertainty associated with these matters, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters. An adverse final resolution of these investigations and litigation could have a materially adverse effect on the Company’s consolidated financial position and results of operations.

Stockholders’ equity
Common shares
As of December 31, 2007, the issued share capital, consists of 1,142,826,763 common shares, each share having a par value of EUR 0.20, which shares have been paid-in in full.
Preference shares
The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to acquire (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2007, no preference shares have been issued.
Option rights/restricted shares
The Company has granted stock options on its common shares and rights to receive common shares in future (see note 33).
Treasury shares
In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in treasury for (i) delivery upon exercise of options and convertible personnel debentures and under restricted share programs and employee share purchase programs, and (ii) capital reduction purposes, are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost representing the market price on the acquisition date. When issued, shares are removed from treasury stock on a FIFO basis.
Any difference between the cost and the cash received at the time treasury shares are issued, is recorded in capital in excess of par value, except in the situation in which the cash received is lower than cost and capital in excess of par has been depleted.
In order to reduce potential dilution effects, the following transactions took place:

	2006	2007
Shares acquired	4,385,298	27,326,969
Average market price	EUR 27.16	EUR 29.65
Amount paid	EUR 119 million	EUR 810 million
Shares delivered	11,484,092	11,140,884
Average market price	EUR 27.04	30.46
Amount received	EUR 171 million	EUR 199 million
Total shares in treasury	35,933,526	52,119,611
Total cost	EUR 923 million	EUR 1,393 million
In order to reduce share capital, the following transactions took place in 2007:

Shares acquired	25,813,898
Average market price	EUR 31.78
Amount paid	EUR 823 million
Total shares in treasury	25,813,898
Total cost	EUR 823 million
Net income and dividend
A dividend of EUR 0.70 per common share will be proposed to the 2008 Annual General Meeting of Shareholders. An amount of EUR 3,940 million is expected to be added to retained earnings.
236     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Limitations distribution of stockholders’ equity
Pursuant to Dutch law certain limitations exist relating to the distribution of stockholders’ equity. As a further explanation it should be noted that, as of December 31, 2007, such limitations relate to common stock (EUR 228 million; 2006: EUR 228 million) as well as to legal reserves required by Dutch law included under revaluation reserves (EUR 133 million; 2006: EUR 167 million), retained earnings (EUR 1,343 million; 2006: EUR 1,291 million) and other reserves excluding currency translation losses (EUR 1,211 million; 2006: EUR 4,914 million), totaling EUR 2,915 million (2006: EUR 6,600 million).
The legal reserve required by Dutch law of EUR 1,343 million (2006: EUR 1,291 million) included under retained earnings relates to investments in affiliated companies.
Other reserves are composed of cumulative translation losses of EUR 613 million (2006: EUR 235 million gain), unrealized gains on cash flow hedges of EUR 28 million (2006: EUR 8 million gain) and unrealized gains on available-for-sale securities of EUR 1,183 million (2006: EUR 4,671 million gain). Unrealized gains on available-for-sale securities mainly relate to the Company’s interest in TSMC. These unrealized gains were reduced as a result of a further reduction of our stake in TSMC in 2007.

Cash from derivatives
The Company has no trading derivatives. A total of EUR 385 million cash was received with respect to foreign exchange derivative contracts related to financing of subsidiaries (in 2006 receipt of EUR 62 million and in 2005 payment of EUR 46 million). Cash flow from interest-related derivatives is part of cash flow from operating activities. During 2007 there was a cash outflow in relation to these derivatives of EUR 2 million (in 2006 EUR 1 million cash outflow).

Proceeds from other non-current financial assets
In 2007, the sale of TSMC shares, Nuance shares and JDS Uniphase shares generated cash at an aggregate of EUR 4,002 million.
In 2006, there were no material proceeds from the sale of other non-current financial assets.

Assets received in lieu of cash from the sale of businesses
In 2007, the Company only received cash as consideration in connection with the sale of businesses.
During 2006 several ownership interests were received in connection with certain sale and transfer transactions.
At the beginning of July 2006 Philips transferred its Optical Pick Up activities to Arima Devices receiving a 12% interest in Arima Devices of EUR 8 million.
In June 2006, the merger was completed of Philips Mobile Display Systems with Toppoly Optoelectronics Corporation of Taiwan to form a new company named TPO. Philips obtained a 17.5% stake in TPO as a consideration for the transaction valued at EUR 180 million.

Related-party transactions
In the normal course of business, Philips purchases and sells goods and services to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are generally conducted with terms comparable to transactions with third parties.

	2005	2006	2007
Purchases of goods and services	1,803	2,041	1,837
Sales of goods and services	358	152	168
Receivables from related parties	53	37	26
Payables to related parties	298	271	289
For acquisitions and divestments see note 39.
For remuneration details of the members of the Board of Management and the Supervisory Board see note 34.

Fair value of financial assets and liabilities
The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

	December 31, 2006		December 31, 2007
	carrying	estimated	carrying	estimated
	amount	fair value	amount	fair value
Assets
Cash and cash equivalents	5,886	5,886	8,769	8,769
Accounts receivable -current	4,732	4,732	4,670	4,670
Other non-current financial assets excluding cost-method investments	7,012	7,012	2,156	2,156
Accounts receivable -non-current	206	205	78	78
Main listed investments in equity-accounted investees	2,627	2,803	1,638	2,688
Derivative instruments -assets	298	298	275	275
Trading securities	192	192	—	—

Liabilities
Accounts payable	(3,443)	(3,443)	(3,372)	(3,372)
Debt	(3,878)	(4,018)	(3,563)	(3,646)
Derivative instruments -liabilities	(101)	(101)	(144)	(144)
The following methods and assumptions were used to estimate the fair value of financial instruments:
Cash and cash equivalents, accounts receivable — current and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.
Other financial assets
For other financial assets, fair value is based upon the estimated market prices.
Accounts receivable — non-current
The fair value is estimated on the basis of discounted cash flow analyses.
Debt
The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon market rates plus Philips’ spread for the particular tenors of the borrowing arrangements. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt. At December 31, 2007, accrued interest expenses were EUR 110 million. The accrued interest on bonds, which is the main part of the accrual, was EUR 99 million (2006: EUR 100 million).

Other financial instruments, derivatives and currency risk
The Company does not purchase or hold financial derivative instruments for trading purposes. Assets and liabilities related to derivative instruments are disclosed in note 47, note 48 and note 54 respectively. Currency fluctuations may impact Philips’ financial results.
Philips Annual Report 2007     237

128 Group financial statements	188 IFRS information	240 Company financial statements

Notes to the IFRS financial statements
The Company is exposed to currency risk in the following areas:
•	Transaction exposures, such as forecasted sales and purchases, and on-balance-sheet receivables or payables resulting from such transactions;

•	Translation exposure of net income in foreign entities;

•	Translation exposure of foreign-currency intercompany and external debt and deposits;

•	Translation exposure of equity invested in consolidated foreign entities; and

•	Exposure to equity interests in non-functional-currency equity-accounted-investees and available-for-sale investments.
It is Philips’ policy that significant transaction exposures are hedged. The Philips policy generally requires committed foreign-currency exposures to be hedged fully using forwards. Anticipated transactions are hedged using forwards or options or a combination thereof. The policy for the hedging of anticipated exposures specifying the use of forwards/options and the hedge tenor varies per business and is a function of the ability to forecast cash flows and the way in which the businesses can adapt to changed levels of foreign exchange rates. As a result, hedging activities may not eliminate all currency risks for these transaction exposures. Generally, the maximum tenor of these hedges is less than 18 months. The Company does not hedge the exposure arising from translation exposure of net income in foreign entities. Translation exposure of equity invested in consolidated foreign entities financed by equity is partially hedged. If a hedge is entered into, it is accounted for as a net investment hedge.
The currency of the external funding and deposits of the Company is matched with the required financing of subsidiaries either directly by external foreign currency loans and deposits, or by using foreign exchange swaps. In certain cases where group companies have foreign currency debt or liquid assets, these exposures are also hedged through the use of foreign exchange derivatives.
Philips does not currently hedge the foreign exchange exposure arising from equity-accounted investees and available-for-sale investments.
The Company uses foreign exchange derivatives to manage its currency risk. The US dollar and pound sterling account for a high percentage of the Company’s foreign exchange derivatives.
The Company hedges certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations cuased by commodity price volatility. The commodity price derivatives that Philips enters into are normally concluded as cash flow hedges to offset forecasted purchases.
Changes in the value of foreign currency accounts receivable/payable as well as the changes in the fair value of the hedges of accounts receivable/payable are reported in the income statement under cost of sales. The hedges related to forecasted transactions are recorded as cash flow hedges. The results from such hedges are deferred within other comprehensive income in stockholders’ equity. Currently, a gain of EUR 28 million is deferred in stockholders’ equity as a result of these hedges. The result deferred in equity will mostly be released to the income statement in 2008 at the time when the related hedged transactions affect the income statement During 2007 a gain of EUR 4 million was recorded in the income statement as a result of ineffectiveness of transaction hedges.
Changes in the fair value of hedges related to external and intercompany debt and deposits are recognized within financial income and expenses in the income statement. The changes in the fair value of these hedges related to foreign exchange movements are largely offset in the income statement by changes in the fair value of the hedged items. The Company recorded a gain of EUR 23 million in other comprehensive income under currency translation differences as a result of net investment hedges of investments in foreign subsidiaries during 2007.
Philips partially hedges the interest-rate risk inherent in external debt. As of year-end 2007, the Company had 6 USD interest rate swaps outstanding, on which the Company receives fixed interest and pays floating interest on the equivalent of EUR 347 million. Fair value hedge accounting is applied to these interest rate swaps. There was no material ineffectiveness on these hedges during 2007.
Philips also has an embedded derivative within a convertible bond that was issued to Philips in September 2005 by TPV Technology, the face value of the bond being EUR 143 million and the value of the option at year-end EUR 47 million. Changes in the value of the embedded derivative are reported in financial income and expense and during 2007 a total gain of EUR 12 million was recorded within the income statement
Please refer to the section Treasury that begins on page 104 of this Annual Report, which is deemed incorporated and repeated herein by reference.

Subsequent events
VISICU
On December 18, 2007, Philips announced a merger agreement with VISICU through which Philips is offering to acquire the entire share capital of VISICU for USD 12.00 per share.
Based in Baltimore, USA, VISICU is a leader in clinical IT systems that enable critical care medical staff to actively monitor patients in hospital intensive care units from remote locations.
Philips’ cash offer represents an enterprise value of approximately EUR 200 million (approximately USD 300 million), when accounting for approximately USD 130 million in cash on VISICU’s balance sheet as of September 30, 2007. Closing of the merger is subject to the terms and conditions of the merger agreement, the approval of VISICU’s shareholders, and to customary regulatory clearance. The transaction is expected to close at February 20, 2008.
Set-Top Boxes and Connectivity Solutions
On December 19, 2007, Philips announced it has reached an agreement in principle to sell its Set-Top Boxes (STB) and Connectivity Solutions (CS) activities, currently part of its Home Networks business unit within the Consumer Electronics division, to Pace Micro Technology (Pace), a UK-based technology provider.
Philips agreed in principle to divest the STB and CS activities to Pace in exchange for 70 million Pace shares. The proposed transaction is subject to approvals from Pace shareholders, the relevant regulatory authorities and Philips’ workers council. After its successful completion, Philips will become a shareholder of some 23% of the combined business. The transaction is expected to close at the end of the first quarter of 2008.
Share repurchase program
On December 19, 2007, the Company announced that it plans to repurchase EUR 5 billion worth of common Philips shares within the next two years. Shares repurchased under this new program will be subsequently cancelled subject to shareholder approval. In January 2008, the Company has repurchased 22,311,016 common shares for approximately EUR 587 million under this program.
Respironics
On December 21, 2007, Philips and Respironics announced a definitive merger agreement pursuant to which Philips would commence a tender offer to acquire all of the outstanding shares of Respironics for USD 66 per share, or a total purchase price of approximately EUR 3.6 billion (USD 5.1 billion) to be paid in cash upon completion.
Respironics, based in Murrysville, Pennsylvania, USA, is the leading provider of innovative solutions for the global sleep therapy and respiratory markets. The transaction is expected to close at the end of February 2008.
Genlyte
On January 22, 2008, Philips completed the purchase of all outstanding shares of Genlyte for a total consideration of EUR 1,888 million (USD 2,747 million). This amount includes the purchase price of 331,627 shares which were already acquired in ordinary brokerage transactions by Philips from August 13, 2007 to August 23, 2007 (in total USD 23 million) and the payment with respect to Genlyte’s option plan of USD 89 million. Additionally, in connection with the closing, Philips provided a loan to Genlyte of approximately USD 101 million to pay off debt.
238     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
The preliminary condensed balance sheet of Genlyte determined in accordance with IFRS, immediately before and after acquisition date:

	before	after
	acquisition	acquisition
Preliminary, unaudited	date	date
Assets and liabilities
Goodwill	256	1,092
Other intangible assets	102	762
Property, plant and equipment	131	193
Working capital	90	145
Current financial assets	7	7
Deferred tax liabilities	—	(291)
Other long-term liabilities and assets (net)	(16)	(16)
Cash	75	75
	645	1,967

Financed by
Group equity	567	1,889
Loans	78	78
	645	1,967
The goodwill recognized is related mainly to the complementary technological expertise of Genlyte’s workforce and the synergies expected to be achieved from integrating Genlyte into the Lighting division.
Other intangible assets comprise:

		amortization
		period
Preliminary, unaudited	amount	in years
Core technology and developed technology/designs	100	11
Group brands	212	20
Product brands	49	10
Customer relationship	381	12
Order backlog	6	0.5
In-process R&D	14	12
	762
Auditor’s report
To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:
Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements 2007 which are part of the financial statements of Koninklijke Philips Electronics N.V., Eindhoven, The Netherlands which comprise the consolidated balance sheet as at December 31,2007, statement of income, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out on pages 194 to 239.
Management’s responsibility
The Board of Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Management report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements give a true and fair view of the financial position of Koninklijke Philips Electronics N.V. as at December 31, 2007, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the Management report as set out on pages 188 to 193 is consistent with the consolidated financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.
Amstelveen, February 18, 2008
KPMG Accountants N.V.
MASoeting RA
Philips Annual Report 2007     239

128 Group financial statements	188 IFRS information	240 Company financial statements

- Balance sheets
- Statements of income
- Statement of equity
Company financial statements
Balance sheets of Koninklijke Philips Electronics N.V. as of December 31
in millions of euros unless otherwise stated

			2006			2007
	Assets

	Current assets:
	Cash and cash equivalents	4,492		7,519
A	Receivables	14,642		17,149
	Other current assets	192		—
			19,326			24,668

	Non-current assets:
B	Investments in affiliated companies	17,098		15,641
C	Other non-current financial assets	7,526		2,735
	Property, plant and equipment	1		1
			24,625			18,377
			43,951			43,045

	Liabilities and stockholders’ equity
	Current liabilities:
D	Other current liabilities	665		482
E	Short-term debt	18,354		21,099
F	Short-term provisions	41		5
			19,060			21,586

	Non-current liabilities:
G	Long-term debt	2,963		1,123
F	Long-term provisions	18		49
			2,981			1,172

H	Stockholders’ equity:
	Preference shares, par value EUR 0.20 per share:
	- Authorized: 2,500,000,000 shares (2006: 2,500,000,000 shares);
	- Issued: none
	Common shares, par value EUR 0.20 per share:
	- Authorized: 2,500,000,000 shares (2006: 2,500,000,000 shares);
	- Issued and fully paid: 1,142,826,763 shares (2006: 1,142,826,763 shares)	228		228
	Capital in excess of par value	—		—
	Legal reserve: revaluation1)	4,846		1,344
	Legal reserve: affiliated companies1)	1,291		1,343
	Legal reserve: currency translation differences1)	235		(613)
	Retained earnings	11,569		15,546
	Net income	4,664		4,655	2)
	Treasury shares, at cost: 77,933,509 shares (2006: 35,933,526 shares)	(923)		(2,216)
			21,910			20,287
			43,951			43,045

1)	To further improve the insight into the limitations of the distribution of stockholders’ equity, the item ‘Other reserves’, which was presented in the 2006 Annual Report, has now been added to the legal reserve items ‘revaluation’, ‘affiliated companies’ and ‘currency translation differences’

2)	Prepared before appropriation of results. Of the net income of 2007, EUR 715 million is expected to be paid as dividend (based on the proposed dividend of EUR 0.70 per share), and EUR 3,940 million is expected to be added to retained earnings
240     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Statements of income of Koninklijke Philips Electronics N.V. as for the years ended December 31
in millions of euros unless otherwise stated

	2006		2007
Income after taxes from affiliated companies	231		781
Other income after taxes	4,433	1)	3,874
I Net income	4,664		4,655

1)	The gain on the sale of the majority stake in the Semiconductors division of EUR 3,683 million has been presented under Other income after taxes.
Statement of changes in equity of Koninklijke Philips Electronics N.V.
in millions of euros unless otherwise stated

	out-
	standing			legal reserves						total
	number of		capital in			currency			treasury	stock-
	shares in	common	excess of		affiliated	translation	retained	net	shares at	holders’
	thousand	stock	Par value	revaluation	companies	differences	earnings	income	cost	equity
Balance as of January 1, 2007	1,106,893	228	—	4,846	1,291	235	11,569	4,664	(923)	21,910

Net income								4,655		4,655
Release revaluation reserve				(34)			34			—
Net current period change				(599)	52	(771)	3,953	(4,005)		(1,370)
Income tax on net current period change				(3)		(10)				(13)
Reclassification into income				(2,866)		(67)				(2,933)
Dividend paid								(659)		(659)
Purchase of treasury stock	(53,141)								(1,633)	(1,633)
Re-issuance of treasury stock	11,141		(131)				(10)		340	199
Share-based compensation plans			104							104
Income tax share-based compensation plans			27							27
Balance as of December 31, 2007	1,064,893	228	—	1,344	1,343	(613)	15,546	4,655	(2,216)	20,287
Philips Annual Report 2007     241

128 Group financial statements	188 IFRS information	240 Company financial statements

- Introduction
- Notes to the company
financial statements
Introduction
Statutory financial statements
The chapters IFRS financial statements and Company financial statements contain the statutory financial statements of Koninklijke Philips Electronics N.V. (the ‘Company’).
Accounting policies applied
The financial statements of the Company included in this chapter are prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code. Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The Company has prepared these Company financial statements using this provision.
The accounting policies are described in the section Significant IFRS accounting policies that begins on page 205 of this Annual Report.
Subsidiaries are accounted for using the net equity value in these Company financial statements.
Presentation of Company financial statements
The balance sheet presentation deviates from Dutch regulations and is more in line with common practice in the US in order to achieve optimal transparency for Dutch and US shareholders.
Under this format, the order of presentation of assets and liabilities is based on the decreasing degree of liquidity, which is common practice in the US.
The income statement has been prepared in accordance with Section 2:402 of the Dutch Civil Code, which allows a simplified income statement in the Company financial statements in the event a comprehensive income statement is included in the consolidated statements.
Additional information
For ‘Additional information’ within the meaning of Section 2:392 of the Dutch Civil Code, please refer to the Auditor’s report on page 239 of this Annual Report, the Auditor’s report on page 245 of this Annual Report, the section Proposed dividend to shareholders on page 60 of this Annual Report, and note 70 for Subsequent events.
242     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Notes to the Company financial statements
all amounts in millions of euros unless otherwise stated
A
Receivables

	2006	2007
Trade accounts receivable	138	169
Affiliated companies	14,017	16,481
Other receivables	14	97
Advances and prepaid expenses	37	61
Deferred tax assets	53	65
Income tax receivable	2	—
Derivative instruments — assets	381	276
	14,642	17,149
An amount of EUR 65 million included in receivables is due after one year (2006: EUR 33 million).
B
Investments in affiliated companies
The investments in affiliated companies are included in the balance sheet based on either their net asset value in accordance with the aforementioned accounting principles of the consolidated financial statements or at amortized cost.

	equity
	investments	loans	total
Balance as of January 1, 2007	15,184	1,914	17,098
Changes:
Acquisitions/additions	493	2,200	2,693
Sales/redemptions	(1,034)	(1,417)	(2,451)
After-tax income from affiliated companies	781	—	781
Dividends received	(1,350)	—	(1,350)
Recapitalization	1,398	(1,398)	—
Translation differences	(837)	(293)	(1,130)
Balance as of December 31, 2007	14,635	1,006	15,641
A list of subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, Sections 379 and 414), is deposited at the office of the Commercial Register in Eindhoven, Netherlands.
The item sales/redemptions mainly reflects the reduction of Philips’ equity investment in LG.Philips LCD.
C
Other non-current financial assets

		Other
	investments	receivables	total
Balance as of January 1, 2007	7,514	12	7,526

Changes:
Acquisitions/additions	3	—	3
Sales/redemptions	(4,180)	(7)	(4,187)
Value adjustments	(607)	—	(607)

Balance as of December 31, 2007	2,730	5	2,735
Other non-current financial assets include available-for-sale securities and cost method investments that generate income unrelated to the normal business operations.
The item sales/redemptions reflects the reduction of Philips’ interest in TSMC and the sale of its stake in JDS Uniphase and Nuance.
D
Other current liabilities

	2006	2007
Income tax payable	73	25
Other short-term liabilities	88	85
Deferred income and accrued expenses	314	227
Derivative instruments — liabilities	190	145
	665	482
E
Short-term debt
Short-term debt includes the current portion of outstanding long-term debt of EUR 1,840 million (2006: EUR 181 million) and debt to other Group companies totaling EUR 19,193 million (2006: EUR 18,058 million). Institutional financing amounts to EUR 66 million (2006: EUR 115 million).
F
Provisions

	2006	2007
Pensions	6	5
Deferred tax liabilities	—	37
Other	53	12
Total provisions	59	54
of which long-term	18	49
of which short-term	41	5
Philips Annual Report 2007     243

128 Group financial statements	188 IFRS information	240 Company financial statements

- Auditor’s report
G
Long-term debt
Long-term debt and short-term-debt is uncollateralized.

							average
							remaining	amount
	(range of)	average	amount		due after 1	due after 5	term	out-standing
	interest rates	interest rate	outstanding	due in 1 year	year	years	(in years)	2006
Eurobonds	5.8-7.1%	6.0%	2,442	1,692	750	—	3.4	2,445
USD bonds	7.1-7.8%	7.3%	357	—	357	357	14.4	307
USD putable bonds	—	—	—	—	—	—	—	77
Convertible debentures	0.8%	0.8%	103	103	—	—	—	136
Intercompany financing	2.2-4.9%	4.3%	2,161	2,161	—	—	—	1,625
Other long-term debt	3.8-12.3%	6.5%	61	45	16	—	2.3	179
			5,124	4,001	1,123	357		4,769

Corresponding data previous year			4,769	1,806	2,963	384		3,604
The following amounts of the long-term debt as of December 31, 2007, are due in the next five years:

2008	4,001
2009	5
2010	8
2011	753
2012	—
4,767
Corresponding amount previous year	4,385
Convertible debentures include Philips personnel debentures. For more information, please refer to the related note 61.
H
Stockholders’ equity
Common shares
As of December 31, 2007, the issued share capital consists of 1,142,826,763 common shares, each share having a par value of EUR 0.20, which shares have been paid-in in full.
Preference shares
The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to (de facto) take over control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2007, no preference shares have been issued.
Option rights/restricted shares
The Company has granted stock options on its common shares and rights to receive common shares in the future. Please refer to note 33, which is deemed incorporated and repeated herein by reference.
Treasury shares
In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in treasury for (i) delivery upon exercise of options and convertible personnel debentures and under restricted share programs and employee share purchase programs, and (ii) capital reduction purposes are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury stock on a FIFO basis. In order to reduce potential dilution effects, a total of 53,140,867 shares were acquired during 2007 at an average market price of EUR 30.73 per share, totaling EUR 1,633 million, and a total of 11,140,884 shares were delivered at an average exercise price of EUR 17.86 totaling EUR 199 million. A total of 77,933,509 shares were held by the Company at December 31,2007 (2006: 35,933,526 shares), acquired at an aggregate cost of EUR 2,216 million.
Net income and dividend
A dividend of EUR 0.70 per common share will be proposed to the 2008 Annual General Meeting of Shareholders. An amount of EUR 3,940 million is expected to be added to retained earnings.
Legal reserves
As of December 31, 2007, the item ‘Legal reserve revaluation’, relates to unrealized gains on available-for-sale securities of EUR 1,183 million (2006: EUR 4,671 million), changes in the fair value of cash flow hedges of EUR 28 million (2006: EUR 8 million) and the revaluation of assets and liabilities of acquired companies in the context of multi-stage acquisitions of EUR 133 million (2006: EUR 167 million). Unrealized gains on available-for-sale securities declined mainly as a result of the reduction of Philips’ interest in TSMC.
As of December 31, 2007, the item ‘Legal reserve affiliated companies’ relates to investments in affiliated companies (‘wettelijke reserve deelnemingen’) of EUR 1,343 million (2006: EUR 1,291 million).
As of December 31, 2007, the item ‘Legal reserve currency translation differences’ relates to a cumulative currency translation loss of EUR 613 million (2006: profit of EUR 235 million).
Limitation in the distribution of stockholders’ equity
Pursuant to Dutch law certain limitations exist relating to the distribution of stockholders’ equity. As a further explanation it should be noted that, as of December 31, 2007, such limitations relate to common stock of EUR 228 million (2006: EUR 228 million) as well as to legal reserves included under ‘revaluation’ of EUR 1,344 million (2006: EUR 4,846 million) and ‘affiliated companies’ of EUR 1,343 million (2006: EUR 1,291 million), totaling EUR 2,915 million (2006: EUR 6,600 million).
It is noted that any gains relating to currency translation differences further reduce the distributable stockholders’ equity (as of December 31, 2006 in the amount of EUR 235 million). By their nature losses relating to currency translation differences (as of December 31, 2007 in the amount of EUR 613 million) automatically reduce stockholders’ equity, and thereby distributable amounts.
I
Net income
Net income in 2007 amounted to a profit of EUR 4,655 million (2006: a profit of EUR 4,664 million).
244     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
J
Employees
The number of persons employed by the Company at year-end 2007 was 13 (2006:10) and included the members of the Board of Management and most members of the Group Management Committee.
For the remuneration of past and present members of both the Board of Management and the Supervisory Board, please refer to note 34, which is deemed incorporated and repeated herein by reference.
K
Obligations not appearing in the balance sheet
General guarantees as referred to in Section 403, Book 2, of the Dutch Civil Code, have been given by the Company on behalf of several Group companies in the Netherlands. The liabilities of these companies to third parties and equity-accounted investees totalled EUR 1,232 million as of year-end 2007 (2006: EUR 1,215 million). Guarantees totalling EUR 256 million (2006: EUR 262 million) have also been given on behalf of other Group companies, and guarantees totalling EUR 44 million (2006: EUR 32 million) on behalf of unconsolidated companies and third parties. For additional information, please refer to note 62.
L
Subsequent events
For a description of subsequent events, please refer to note 70.
February 18, 2008
The Supervisory Board
The Board of Management
Auditor’s report
To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:
Report on the Company financial statements
We have audited the accompanying Company financial statements 2007 which are part of the financial statements 2007 of Koninklijke Philips Electronics N.V., Eindhoven, The Netherlands, which comprise the balance sheet as at December 31, 2007, statement of income and the statement of changes in equity for the year then ended, and the notes as set out on page 240 to 245.
Management’s responsibility
The Board of Management is responsible for the preparation and fair presentation of the Company financial statements and for the preparation of the Management report, both in accordance with Part 9 of Book 2 of the Dutch Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the Company financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on the Company financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the Company financial statements are free from material misstatement
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Company financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Company financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Company financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the Company financial statements give a true and fair view of the financial position of Koninklijke Philips Electronics N.V as at December 31, 2007, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part e of the Dutch Civil Code, we report, to the extent of our competence, that the Management report as set out on page 188 to 193, is consistent with the Company financial statements as required by 2:391 sub 4 of the Dutch Civil Code.
Amstelveen, February 18, 2008
KPMG Accountants N.V.
M.A Soeting RA
Philips Annual Report 2007     245

128 Group financial statements	188 IFRS information	240 Company financial statements
Reconciliation of non-US GAAP information
all amounts based on US GAAP and in millions of euros unless otherwise stated
Explanation of Non-US GAAP measures
Koninklijke Philips Electronics N.V. (the ‘Company’) believes that an understanding of sales performance is enhanced when the effects of currency movements and acquisitions and divestments (changes in consolidation) are excluded. Accordingly, in addition to presenting ‘nominal growth’,’comparable growth’ is also provided.
Comparable sales exclude the effects of currency movements and changes in consolidation. As indicated in the Accounting Policies, sales and income are translated from foreign currencies into the Company’s reporting currency, the Euro, at the exchange rate on transaction dates during the respective years. As a result of significant currency movements during the years presented, the effects of translating foreign currency sales amounts into euros had a material impact that has been excluded in arriving at the comparable sales in euros. Currency effects have been calculated by translating previous years’ foreign currency sales amounts into euros at the following year’s exchange rates in comparison with the sales in euros as historically reported. Years under review were characterized by a number of acquisitions and divestments, as a result of which activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales growth, when a previously consolidated entity is sold or contributed to a venture that is not consolidated by the Company, relevant sales are excluded from impacted prior-year periods. Similarly, when an entity is acquired, relevant sales are excluded from impacted periods.
The Company uses the term EBITA to evaluate the performance of the Philips Group and its operating divisions. Referencing EBITA will make the underlying performance of our businesses more transparent by factoring out the amortization of intangible assets, which arises when acquisitions are consolidated. EBITA represents income from continuing operations excluding results attributable to minority interest holders, results relating to equity-accounted investees, income taxes, financial income and expenses, amortization & impairment on intangible assets (excluding software) and write-off of in-process R&D.
The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating divisions. NOC is defined as: total assets excluding assets from discontinued operations less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other non-current financial assets, (d) investments in equity-accounted investees, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/non-current liabilities, and (i) trading securities.
Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. The net debt position as a percentage of the sum of total group equity (stockholders’ equity and minority interests) and net debt is presented to express the financial strength of the Company. This measure is widely used by investment analysts and is therefore included in the disclosure.
Cash flows before financing activities, being the sum total of net cash from operating activities and net cash from investing activities, are presented separately to facilitate the reader’s understanding of the Company’s funding requirements.
246     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Composition of net debt to group equity

	2005	2006	2007
Long-term debt	3,320	3,006	1,212
Short-term debt	1,167	863	2,345
Total debt	4,487	3,869	3,557
Cash and cash equivalents	(5,143)	(5,886)	(8,769)
Net debt (cash) (total debt less cash and cash equivalents)	(656)	(2,017)	(5,212)
Minority interests	58	40	42
Stockholders’ equity	16,666	22,997	21,684
Group equity	16,724	23,037	21,726
Net debt and group equity	16,068	21,020	16,514
Net debt divided by net debt and group equity (in %)	(4)	(10)	(32)
Group equity divided by net debt and group equity (in %)	104	110	132
Sales growth composition
in%

	comparable growth	currency effects	consolidation changes	nominal growth
2007 versus 2006

Medical Systems	3.6	(5.2)	1.9	0.3
DAP	15.4	(3.1)	4.9	17.2
Consumer Electronics	1.0	(2.2)	(0.8)	(2.0)
Lighting	6.0	(3.1)	8.6	11.5
Innovation & Emerging Businesses	32.2	(4.5)	(80.6)	(52.9)
Group Management & Services	30.8	(2.3)	(10.5)	18.0
Philips Group	4.9	(3.3)	(1.2)	0.4

2006 versus 2005

Medical Systems	8.3	(1.2)	0.1	7.2
DAP	11.3	0.1	4.0	15.4
Consumer Electronics	5.4	0.1	(4.0)	1.5
Lighting	8.3	(0.3)	6.5	14.5
Innovation & Emerging Businesses	(8.7)	(0.6)	(12.3)	(21.6)
Group Management & Services	14.1	(0.5)	8.9	22.5
Philips Group	6.4	(0.3)	(1.2)	4.9

2005 versus 2004

Medical Systems	7.8	0.6	0.6	9.0
DAP	5.9	1.4	—	7.3
Consumer Electronics	4.7	1.6	(1.2)	5.1
Lighting	4.0	1.1	0.4	5.5
Innovation & Emerging Businesses	(3.9)	0.3	(7.4)	(11.0)
Group Management & Services	(20.1)	0.2	(40.2)	(60.1)
Philips Group	4.5	1.1	(1.7)	3.9
Philips Annual Report 2007     247

128 Group financial statements	188 IFRS information	240 Company financial statements
Composition of cash flows before financing activities

	2005	2006	2007
Cash flows from operating activities	1,147	330	1,519
Cash flows from investing activities	1,694	(2,802)	3,930
Cash flows before financing activities	2,841	(2,472)	5,449
EBITA to Income from operations or EBIT

	Philips	Medical		Consumer
	Group	Systems	DAP	Electronics	Lighting	I&EB	GMS
2007
EBITA	2,065	875	523	325	722	(83)	(297)
Amortization of intangibles (excl. software)	(200)	(120)	(13)	(3)	(46)	(18)	—
Write off of acquired in-process R&D	(13)	(12)	—	—	(1)	—	—
Income from operations (or EBIT)	1,852	743	510	322	675	(101)	(297)

2006
EBITA	1,386	861	378	314	608	(76)	(699)
Amortization of intangibles (excl. software)	(152)	(94)	(8)	(1)	(31)	(18)	—
Write off of acquired in-process R&D	(33)	(33)	—	—	—	—	—
Income from operations (or EBIT)	1,201	734	370	313	577	(94)	(699)

2005
EBITA	1,652	768	328	405	508	(165)	(192)
Amortization of intangibles (excl. software)	(88)	(80)	(4)	(1)	(3)	—	—
Write off of acquired in-process R&D	(6)	—	—	—	(6)	—	—
Income from operations (or EBIT)	1,558	688	324	404	499	(165)	(192)
248     Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Net operating capital to total assets

	Philips	Medical		Consumer
	Group	Systems	DAP	Electronics	Lighting	I&EB	GMS
2007

Net operating capital (NOC)	10,586	4,104	1,136	(246)	3,886	1,001	705

Eliminate liabilities comprised in NOC:

- payables/liabilities	7,799	1,632	567	2,494	1,053	284	1,769
- intercompany accounts	—	29	23	56	48	(18)	(138)
- provisions1)	2,417	216	53	230	137	31	1,750

Include assets not comprised in NOC:

- investments in equity-accounted investees	1,886	52	—	—	9	111	1,714
- other non-current financial assets	3,183	—	—	—	—	—	3,183
- deferred tax assets	1,370	—	—	—	—	—	1,370
- liquid assets	8,769	—	—	—	—	—	8,769
	36,010	6,033	1,779	2,534	5,133	1,409	19,122
Discontinued operations	333
	36,343

2006

Net operating capital (NOC)	8,518	4,125	1,138	(228)	2,527	748	208

Eliminate liabilities comprised in NOC:

- payables/liabilities	8,130	1,663	550	2,389	989	462	2,077
- intercompany accounts	—	32	25	61	50	(28)	(140)
- provisions2)	2,684	229	55	285	146	79	1,890

Include assets not comprised in NOC:

- investments in equity-accounted investees	2,974	47	—	9	7	170	2,741
- other non-current financial assets	8,055	—	—	—	—	—	8,055
- securities	192	—	—	—	—	—	192
- deferred tax assets	1,627	—	—	—	—	—	1,627
- liquid assets	5,886	—	—	—	—	—	5,886
	38,066	6,096	1,768	2,516	3,719	1,431	22,536
Discontinued operations	431
	38,497

2005

Net operating capital (NOC)	5,439	3,179	370	(296)	2,491	226	(531)

Eliminate liabilities comprised in NOC:

- payables/liabilities	8,433	1,648	456	2,540	956	568	2,265
- intercompany accounts	—	34	13	64	42	(9)	(144)
- provisions3)	2,347	261	57	335	134	124	1,436

Include assets not comprised in NOC:

- investments in equity-accounted investees	5,338	38	—	14	20	161	5,105
- other non-current financial assets	729	—	—	—	—	—	729
- deferred tax assets	1,992	—	—	—	—	—	1,992
- liquid assets	5,143	—	—	—	—	—	5,143
	29,421	5,160	896	2,657	3,643	1,070	15,995
Discontinued operations	4,484
	33,905

1)	Provisions on balance sheet EUR 3,104 million excl. deferred tax liabilities EUR 687 million

2)	Provisions on balance sheet EUR 3,293 million excl. deferred tax liabilities EUR 609 million

3)	Provisions on balance sheet EUR 2,634 million excl. deferred tax liabilities EUR 287 million
Philips Annual Report 2007       249

128 Group financial statements	188 IFRS information	240 Company financial statements
Corporate governance
Corporate governance of the Philips Group
General
Koninklijke Philips Electronics N.V., a company organized under Dutch law (the ‘Company’), is the parent company of the Philips Group (‘Philips’ or the ‘Group’). The Company, which started as a limited partnership with the name Philips & Co in 1891, was converted into the company with limited liability N.V. Philips’ Gloeilampenfabrieken on September 11, 1912. On May 6, 1994, the name was changed to Philips Electronics N.V., and on April 1, 1998, the name was changed to Koninklijke Philips Electronics N.V. Its shares have been listed on the Amsterdam Stock Exchange Euronext Amsterdam since 1913. The shares have been traded in the United States since 1962 and have been listed on the New York Stock Exchange since 1987.
Over the last decades the Company has pursued a consistent policy to enhance and improve its corporate governance in line with US, Dutch and international (codes of) best practices. The Company has incorporated a fair disclosure practice in its investor relations policy, has strengthened the accountability of its executive management and its independent supervisory directors, and has increased the rights and powers of shareholders and the communication with investors. The Company is required to comply with, inter alia, Dutch Corporate Governance rules, the US Sarbanes-Oxley Act, New York Stock Exchange rules and related regulations, insofar as applicable to the Company. A summary of significant differences between the Company’s corporate governance structure and the New York Stock Exchange corporate governance standards is published on the Company’s website (www.philips.com/investor).
In this report, the Company addresses its overall corporate governance structure and states to what extent it applies the provisions of the Dutch Corporate Governance Code of December 9, 2003 (the ‘Dutch Corporate Governance Code’). This report also includes the information which the Company is required to disclose pursuant to the Royal Decree Article 10 Takeover Directive. The Supervisory Board and the Board of Management, which are responsible for the corporate governance structure of the Company, are of the opinion that the vast majority of the principles and best practice provisions of the Dutch Corporate Governance Code that are addressed to the Board of Management and the Supervisory Board, interpreted and implemented in line with the best practices followed by the Company, are being applied. Some recommendations are not (fully) applied, and the reasons for these deviations are set out hereinafter. Deviations from aspects of the corporate governance structure of the Company that are described in this report, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report. Substantial changes in the Company’s corporate governance structure — including substantial amendments to the Rules of Procedure of the Supervisory Board and the Board of Management respectively — and in the Company’s compliance with the Dutch Corporate Governance Code shall be submitted to the General Meeting of Shareholders for discussion under a separate agenda item.
Also in connection with the implementation of the Dutch Corporate Governance Code and new Dutch legislation, the 2005 General Meeting of Shareholders resolved to amend the articles of association of the Company. Pursuant to the amendment of the articles of association, the Company’s priority shares have been withdrawn and the thresholds for overruling the binding recommendation for appointments of members of the Board of Management and the Supervisory Board have been changed. Furthermore the articles of association now also contain detailed provisions on dealing with conflicts of interests of members of the Board of Management and stipulate that resolutions that are so far-reaching that they would significantly change the identity or nature of the Company or the enterprise shall be subject to the approval of the General Meeting of Shareholders.
Board of Management
General
The executive management of Philips is entrusted to its Board of Management under the chairmanship of the President/Chief Executive Officer and consists of at least three members (currently seven). The members of the Board of Management have collective powers and responsibilities. They share responsibility for the management of the Company, the deployment of its strategy and policies, and the achievement of its objectives and results. The Board of Management has, for practical purposes, adopted a division of responsibilities indicating the functional and business areas monitored and reviewed by the individual members. According to the Company’s corporate objectives and Dutch law, the Board of Management is guided by the interests of the Company and its affiliated enterprises within the Group, taking into consideration the interests of the Company’s stakeholders, and is accountable for the performance of its assignment to the Supervisory Board and the General Meeting of Shareholders. The Board of Management follows its own Rules of Procedure, which set forth procedures for meetings, resolutions, minutes and (vice) chairmanship. These Rules of Procedure are published on the Company’s website.
(Term of) Appointment, individual data and conflicts of interests
Members of the Board of Management and the President/CEO are elected by the General Meeting of Shareholders upon a binding recommendation drawn up by the Supervisory Board after consultation with the President/CEO. This binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority.
Members of the Board of Management and the President/CEO are appointed for a maximum term of four years, it being understood that this maximum term expires at the end of the General Meeting of Shareholders to be held in the fourth year after the year of their appointment. Reappointment is possible for consecutive maximum terms of four years or, if applicable, until a later retirement date or other contractual termination date in the fourth year, unless the General Meeting of Shareholders resolves otherwise. Members may be suspended by the Supervisory Board and the General Meeting of Shareholders and dismissed by the latter.
250       Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Individual data on the members of the Board of Management are published in the chapter Our Leadership that begins on page 112 of this Annual Report. The acceptance by a member of the Board of Management of membership of the supervisory board of another company requires the approval of the Supervisory Board. The Supervisory Board is required to be notified of other important positions (to be) held by a member of the Board of Management. No member of the Board of Management holds more than two supervisory board memberships of listed companies, or is a chairman of such supervisory board, other than of a Group company or participating interest of the Company.
The Company has formalized its rules to avoid conflicts of interests between the Company and members of the Board of Management. The articles of association state that in the event of a legal act or a lawsuit between the Company and a member of the Board of Management, certain of such member’s relatives, or certain (legal) entities in which a member of the Board of Management has an interest, and insofar as the legal act is of material significance to the Company and/or to the respective member of the Board of Management, the respective member of the Board of Management shall not take part in the decision-making in respect of the lawsuit or the legal act. Resolutions concerning such legal acts or lawsuits require the approval of the Supervisory Board.
Legal acts as referred to above shall be mentioned in the Annual Report for the financial year in question. The Rules of Procedure of the Board of Management establish further rules on the reporting of (potential) conflicts of interests. No legal acts as referred to above have occurred during the financial year 2007.
Relationship between Board of Management and Supervisory Board
The Board of Management is supervised by the Supervisory Board and provides the latter with all information the Supervisory Board needs to fulfill its own responsibilities. Major decisions of the Board of Management require the approval of the Supervisory Board; these include decisions concerning (a) the operational and financial objectives of the Company, (b) the strategy designed to achieve the objectives, and, if necessary, (c) the parameters to be applied in relation to the strategy.
Risk management approach
Within Philips, risk management forms an integral part of business management. The Board of Management is responsible for managing the significant risks that the Company is facing and has implemented a risk management and internal control system that is designed to provide reasonable assurance that strategic objectives are met by creating focus, by integrating management control over the Company’s operations, by ensuring compliance with applicable laws and regulations and by safeguarding the reliability of the financial reporting and its disclosures. The Board of Management reports on and accounts for internal risk management and control systems to the Supervisory Board and its Audit Committee. The Company has designed its internal control system in accordance with the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
The Company’s risk management approach is embedded in the periodic business planning and review cycle and forms an integral part of business management. On the basis of risk assessments, management determines the risks and appropriate risk responses related to the achievement of business objectives and critical business processes. Risk factors and the risk management approach as well as the sensitivity of the Company’s results to external factors and variables are described in more detail in the chapter Risk management of this Annual Report. Significant changes and improvements in the Company’s risk management and internal control system have been discussed with the Supervisory Board’s Audit Committee and the external auditor and are disclosed in that chapter as well.
With respect to financial reporting a structured self-assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with internal control over financial reporting. Internal representations received from management, regular management reviews, reviews of the design and effectiveness of internal controls and reviews in corporate and divisional audit committees are integral parts of the Company’s risk management approach. On the basis thereof, the Board of Management confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls have properly functioned in 2007 and that there are no indications that they will not continue to do so. The financial statements fairly represent the financial condition and result of operations of the Company and provide the required disclosures.
It should be noted that the above does not imply that these systems and procedures provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud and noncompliances with rules and regulations.
In view of all of the above the Board of Management believes that it is in compliance with the requirements of recommendation II.1.4. of the Dutch Corporate Governance Code, taking into account the recommendation of the Corporate Governance Code Monitoring Committee in its 2005-report on the application thereof. This statement cannot be construed as a statement in accordance with the requirements of section 404 of the US Sarbanes-Oxley Act. Such statement is set forth in the section Management’s report on internal control over financial reporting of this Annual Report.
Philips has a financial code of ethics which applies to certain senior officers, including the CEO and CFO, and to employees performing an accounting or financial function (the financial code of ethics has been published on the Company’s website). The Company, through the Supervisory Board’s Audit Committee, also has appropriate procedures in place for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Internal ‘whistleblowers’ have the opportunity, without jeopardizing their position, to report on irregularities of a general, operational or financial nature and to report complaints about members of the Board of Management to the Chairman of the Supervisory Board.
In view of the requirements under the US Securities Exchange Act, procedures are in place to enable the CEO and the CFO to provide certifications with respect to the Annual Report on Form 20-F.
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128 Group financial statements	188 IFRS information	240 Company financial statements
A Disclosure Committee is in place, which advises the various officers and departments involved, including the CEO and the CFO, on the timely review, publication and filing of periodic and current (financial) reports. Apart from the certification by the CEO and CFO under US law, each individual member of the Supervisory Board and the Board of Management must under Dutch law, sign the financial statements being disclosed and submitted to the General Meeting of Shareholders for adoption. If one or more of their signatures is missing, this shall be stated, and the reasons given for this.
Amount and composition of the remuneration of the Board of Management
The remuneration of the individual members of the Board of Management is determined by the Supervisory Board on the proposal of the Remuneration Committee of the Supervisory Board, and is consistent with the policies thereon as adopted by the General Meeting of Shareholders. The remuneration policy applicable to the Board of Management was adopted by the 2004 General Meeting of Shareholders, and lastly amended by the 2007 General Meeting of Shareholders and is published on the Company’s website. A full and detailed description of the composition of the remuneration of the individual members of the Board of Management is included in the chapter Report of the Supervisory Board that begins on page 116 of this Annual Report.
The remuneration structure, including severance pay, is such that it promotes the interests of the Company in the medium and long-term, does not encourage members of the Board of Management to act in their own interests and neglect the interests of the Company, and does not reward failing members of the Board of Management upon termination of their employment. The level and structure of remuneration shall be determined in the light of factors such as the results, the share price performance and other developments relevant to the Company. Deviations on elements of the remuneration policy in extraordinary circumstances, when deemed necessary in the interest of the Company, will be disclosed in the Annual Report or, in case of an appointment, in good time prior to the appointment of the person concerned.
The main elements of the contract of employment of a new member of the Board of Management - including the amount of the (fixed) base salary, the structure and amount of the variable remuneration component, any severance plan, pension arrangements and the general performance criteria — shall be made public no later than at the time of issuance of the notice convening the General Meeting of Shareholders in which a proposal for appointment of that member of the Board of Management has been placed on the agenda. From August 1, 2003 onwards, for new members of the Board of Management the term of their contract of employment is set at a maximum period of four years, and in case of termination, severance payment is limited to a maximum of one year’s base salary subject to mandatory Dutch law, to the extent applicable; if the maximum of one-year’s salary would be manifestly unreasonable for a member of the Board of Management who is dismissed during his first term of office, the member of the Board of Management shall be eligible for a severance payment not exceeding twice the annual salary. The Company does not grant personal loans, guarantees or the like to members of the Board of Management, and no such (remissions of) loans and guarantees were granted to such members in 2007, nor are outstanding as per December 31, 2007.
In 2003, Philips adopted a Long-Term Incentive Plan (‘LTIP’ or the ‘Plan’) consisting of a mix of restricted shares rights and stock options for members of the Board of Management, the Group Management Committee, Philips executives and other key employees. This Plan was approved by the 2003 General Meeting of Shareholders. Future substantial changes to the Plan applicable to members of the Board of Management will be submitted to the General Meeting of Shareholders for approval. As from 2002, the Company grants fixed stock options that expire after ten years to members of the Board of Management (and other grantees). The options vest after three years and may not be exercised in the first three years after they have been granted. Options are granted at fair market value, based on the closing price of Euronext Amsterdam on the date of grant, and neither the exercise price nor the other conditions regarding the granted options can be modified during the term of the options, except in certain exceptional circumstances in accordance with established market practice. The value of the options granted to members of the Board of Management and other personnel and the method followed in calculating this value are stated in the notes to the annual accounts. Philips is one of the first companies to have introduced restricted shares as part of the LTIP. A grantee will receive the restricted shares in three equal installments in three successive years, provided he/she is still with Philips on the respective delivery dates. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided he/she is still with Philips. The Plan is designed to stimulate long-term investment in Philips shares. To further align the interests of members of the Board of Management and shareholders, restricted shares granted to these members of the Board of Management shall be retained for a period of at least five years, instead for a period of three years, or until at least the end of employment, if this period is shorter.
The actual number of long-term incentives (both stock options and restricted shares rights) that are to be granted to the members of the Board of Management will be determined by the Supervisory Board and depends on the achievement of the set team targets in the areas of responsibility monitored by the individual members of the Board of Management and on the share performance of Philips. The share performance of Philips is measured on the basis of the Philips Total Shareholder Return (TSR) compared to the TSR of a peer group of 12 leading multinational electronics/electrical equipment companies over a three-year period; the composition of this group is described in the chapter Report of the Supervisory Board of this Annual Report. The TSR performance of Philips and the companies in the peer group is divided into three groups: top 4, middle 4 and bottom 4. Based on this relative TSR position, the Supervisory Board establishes a multiplier which varies from 1.2 to 0.8 and depends on the group in which the Philips TSR result falls. Every individual grant, the size of which depends on the positions and performance of the individuals, will be multiplied by the multiplier.
Members of the Board of Management hold shares in the Company for the purpose of long-term investment and are required to refrain from short-term transactions in Philips securities. According to the Philips’ Rules of Conduct on Inside Information, members of the Board of Management are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of ten business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time) unless an exemption is available. Furthermore, the Rules of Procedure of the Board of Management contain provisions concerning ownership of and transactions in non-Philips securities by members of the Board of Management and the annual notification to the Philips Compliance Officer of any changes in a member’s holdings of securities related to Dutch listed companies. In order to avoid the impression that the Company should or could take corrective action in respect of a certain transaction in securities in another company by a member of the Board of Management and the unnecessary administrative burden, the Supervisory Board and the Board of Management consider this annual notification to be in line with best practices and sufficient to reach an adequate level of transparency; however, it does not fully comply with the Dutch Corporate Governance Code recommendation II.2.6 which requires notification on a quarterly basis. Members of the Board of Management are prohibited from trading, directly or indirectly, in securities in any of the companies belonging to the above mentioned peer group of 12 leading multinational electronics/electrical companies.
Indemnification of members of the Board of Management and Supervisory Board
Unless the law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, such as the reasonable costs of defending claims, as formalized in the articles of association. Under certain circumstances, described in the articles of association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional (‘opzettelijk’), intentionally reckless (‘bewust roekeloos’) or seriously culpable (‘ernstig verwijtbaar’), there will be no entitlement to this reimbursement. The Company has also taken out liability insurance (D&O — Directors & Officers) for the persons concerned.
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246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
Supervisory Board
General
The Supervisory Board supervises the policies of the Board of Management and the general course of affairs of Philips and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate body that is independent of the Board of Management. Its independent character is also reflected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the Company. The Supervisory Board considers all its members to be independent under the applicable US Securities and Exchange Commission standards and pursuant to the Dutch Corporate Governance Code.
The Supervisory Board, acting in the interests of the Company and the Group and taking into account the relevant interest of the Company’s stakeholders, supervises and advises the Board of Management in performing its management tasks and setting the direction of the Group’s business, including (a) achievement of the Company’s objectives, (b) corporate strategy and the risks inherent in the business activities, (c) the structure and operation of the internal risk management and control systems, (d) the financial reporting process, and (e) compliance with legislation and regulations. Major management decisions and the Group’s strategy are discussed with and approved by the Supervisory Board. In its report, the Supervisory Board describes its activities in the financial year, the number of committee meetings and the main items discussed.
Rules of Procedure of the Supervisory Board
The Supervisory Board’s Rules of Procedure set forth its own governance rules (including meetings, items to be discussed, resolutions, appointment and re-election, committees, conflicts of interests, trading in securities, profile of the Supervisory Board). Its composition follows the profile, which aims for an appropriate combination of knowledge and experience among its members encompassing marketing, technological, manufacturing,financial, economic, social and legal aspects of international business and government and public administration in relation to the global and multi-product character of the Group’s businesses. The Supervisory Board further aims to have available appropriate experience within Philips by having one former Philips executive as a member. In line with US and Dutch best practices, the Chairman of the Supervisory Board should be independent under the applicable US standards and pursuant to the Dutch Corporate Governance Code; because this provision does not exclude a former Philips executive from being Chairman of the Supervisory Board, but only if he or she meets these standards, it is not fully in line with recommendation III.4.2 of the Dutch Corporate Governance Code. Under certain circumstances and in view of the position and responsibilities of the Chairman of the Supervisory Board it could be in the best interests of the Company that a member of the Board of Management, who resigned such position more than five years ago, be Chairman of the Supervisory Board.
The Rules of Procedure of the Supervisory Board are published on the Company’s website. They include the charters of its committees, to which the plenary Supervisory Board, while retaining overall responsibility, has assigned certain tasks: the Corporate Governance and Nomination & Selection Committee, the Audit Committee and the Remuneration Committee. A maximum of one member of each committee need not be independent as defined by the Dutch Corporate Governance Code. Each committee reports, and submits its minutes for information, to the Supervisory Board.
The Supervisory Board is assisted by the General Secretary of the Company. The General Secretary sees to it that correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and its obligations under the articles of association. Furthermore the General Secretary assists the Chairman of the Supervisory Board in the actual organization of the affairs of the Supervisory Board (information, agenda, evaluation, introductory program) and is the contact person for interested parties who want to make concerns known to the Supervisory Board. The General Secretary shall, either on the recommendation of the Supervisory Board or otherwise, be appointed by the Board of Management and may be dismissed by the Board of Management, after the approval of the Supervisory Board has been obtained.
(Term of) Appointment, individual data and conflicts of interests
The Supervisory Board consists of at least three members (currently eleven), including a Chairman, Vice-Chairman and Secretary. The so-called Dutch ‘structure regime’ does not apply to the Company itself. Members are currently elected by the General Meeting of Shareholders for fixed terms of four years, upon a binding recommendation from the Supervisory Board. According to the Company’s articles of association, this binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority.
Members may be suspended by the Supervisory Board and the General Meeting of Shareholders and dismissed by the latter. In the event of inadequate performance, structural incompatibility of interests, and in other instances in which resignation is deemed necessary in the opinion of the Supervisory Board, the Supervisory Board shall submit to the General Meeting of Shareholders a proposal to dismiss the respective member of the Supervisory Board. There is no age limit applicable, and members may be re-elected twice. The date of expiration of the terms of Supervisory Board members is put on the Company’s website. Individual data on the members of the Supervisory Board are published in the Annual Report, and updated on the Company’s website.
After their appointment, all members of the Supervisory Board shall follow an introductory program, which covers general financial and legal affairs, financial reporting by the Company, any specific aspects that are unique to the Company and its business activities, and the responsibilities of a Supervisory Board member. Any need for further training or education of members will be reviewed annually, also on the basis of an annual evaluation survey.
In accordance with policies adopted by the Supervisory Board, no member of the Supervisory Board shall hold more than five supervisory board memberships of Dutch listed companies, the chairmanship of a supervisory board counting as two regular memberships.
In compliance with the Dutch Corporate Governance Code, the Company has formalized strict rules to avoid conflicts of interests between the Company and members of the Supervisory Board; all information about a conflict of interests situation is to be provided to the Chairman of the Supervisory Board. No decisions to enter into material transactions in which there are conflicts of interest with members of the Supervisory Board have occurred during the financial year 2007.
Meetings of the Supervisory Board
The Supervisory Board meets at least six times per year, including a meeting on strategy. The Supervisory Board, on the advice of its Audit Committee, also discusses, in any event at least once a year, the risks of the business, and the result of the assessment by the Board of Management of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto. The members of the Board of Management attend meetings of the Supervisory Board except in matters such as the desired profile, composition and competence of the Supervisory Board, the Board of Management and the Group Management Committee, as well as the remuneration and performance of individual members of the Board of Management and the Group Management Committee and the conclusions that must be drawn on the basis thereof. In addition to these items, the Supervisory Board, being responsible for the quality of its own performance, discusses, at least once a year on its own, without the members of the Board of Management being present, both its own functioning and that of the individual members, and the conclusions that must be drawn on the basis thereof. The President/CEO and other members of the Board of Management have regular contacts with the Chairman and other members of the Supervisory Board. The Board of Management is required to keep the Supervisory Board informed of all facts and developments concerning Philips that
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the Supervisory Board may need in order to function as required and to properly carry out its duties, to consult it on important matters and to submit certain important decisions to it for its prior approval. The Supervisory Board and its individual members each have their own responsibility to request from the Board of Management and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body. If the Supervisory Board considers it necessary, it may obtain information from officers and external advisers of the Company. The Company provides the necessary means for this purpose. The Supervisory Board may also require that certain officers and external advisers attend its meetings.
The Chairman of the Supervisory Board
The Supervisory Board’s Chairman will see to it that: (a) the members of the Supervisory Board follow their introductory program, (b) the members of the Supervisory Board receive in good time all information which is necessary for the proper performance of their duties, (c) there is sufficient time for consultation and decision-making by the Supervisory Board, (d) the committees of the Supervisory Board function properly, (e) the performance of the Board of Management members and Supervisory Board members is assessed at least once a year, and (f) the Supervisory Board elects a Vice-Chairman.
Remuneration of the Supervisory Board and share ownership
The remuneration of the individual members of the Supervisory Board, as well as the additional remuneration for its Chairman and the members of its committees is determined by the General Meeting of Shareholders. The remuneration of a Supervisory Board member is not dependent on the results of the Company. Further details are published in the chapter Report of the Supervisory Board of this Annual Report. The Company shall not grant its Supervisory Board members any personal loans, guarantees or similar arrangements. No such (remissions of) loans and guarantees were granted to such members in 2007, nor were any outstanding as per December 31, 2007.
Shares or rights to shares shall not be granted to a Supervisory Board member. In accordance with the Rules of Procedure of the Supervisory Board, any shares in the Company held by a Supervisory Board member are long-term investments. The Supervisory Board has adopted a policy on ownership (and notification) of transactions in non-Philips securities by members of the Supervisory Board. This policy is included in the Rules of Procedure of the Supervisory Board. In order to avoid the impression that the Company should or could take corrective action in respect of a certain transaction in securities in another company by a member of the Supervisory Board and the unnecessary administrative burden, the Supervisory Board considers an annual notification of changes in a member’s holdings of securities related to Dutch listed companies to the Philips Compliance Officer to be in line with best practices and sufficient to reach an adequate level of transparency; however, it is not fully in compliance with the Dutch Corporate Governance Code, recommendation III.7.3, which requires notification on a quarterly basis.
The Corporate Governance and Nomination & Selection Committee
The Corporate Governance and Nomination & Selection Committee consists of at least the Chairman and Vice-Chairman of the Supervisory Board. The Committee reviews the corporate governance principles applicable to the Company at least once a year, and advises the Supervisory Board on any changes to these principles as it deems appropriate. It also (a) draws up selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Group Management Committee; (b) periodically assesses the size and composition of the Supervisory Board, the Board of Management and the Group Management Committee, and makes the proposals for a composition profile of the Supervisory Board, if appropriate; (c) periodically assesses the functioning of individual members of the Supervisory Board, the Board of Management and the Group Management Committee, and reports on this to the Supervisory Board. The Committee also consults with the President/CEO and the Board of Management on candidates to fill vacancies on the Supervisory Board, the Board of Management and the Group Management Committee, and advises the Supervisory Board on the candidates for appointment. It further supervises the policy of the Board of Management on the selection criteria and appointment procedures for Philips Executives.
The Remuneration Committee
The Remuneration Committee meets at least twice a year and is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Group Management Committee. It drafts the proposal for the remuneration policy to be adopted by the Supervisory Board for the remuneration of the members of the Board of Management and the Group Management Committee.
The Remuneration Committee prepares an annual remuneration report. The remuneration report contains an account of the manner in which the remuneration policy has been implemented in the past financial year, as well as an overview of the implementation of the remuneration policy planned by the Supervisory Board for the next years. The Supervisory Board aims to have appropriate experience available within the Remuneration Committee. Although currently these functions are not combined, the Supervisory Board is of the opinion that, considering the functions and tasks of the Chairman of the Remuneration Committee and the position and responsibilities of the Chairman of the Supervisory Board, it could be desirable that these functions may be combined in view of the role of the Chairman of the Remuneration Committee towards the President/CEO and other members of the Board of Management in the procedures for determining the remuneration policy and the remuneration of the individual members of the Board of Management. No more than one member of the Remuneration Committee shall be an executive board member of another Dutch listed company.
In performing its duties and responsibilities the Remuneration Committee is assisted by a remuneration expert acting on the basis of a protocol ensuring that the expert acts on the instructions of the Remuneration Committee and on an independent basis in which conflicts of interests are avoided.
The Audit Committee
The Audit Committee meets at least four times a year, before the publication of the annual and quarterly results. At least one of the members of the Audit Committee, which currently consists of four members of the Supervisory Board, is a financial expert as set out in the Dutch Corporate Governance Code and each member is financially literate. In accordance with this code, a financial expert has relevant knowledge and experience of financial administration and accounting at the company in question. The Supervisory Board considers the fact of being compliant with the Dutch Corporate Governance Code, in combination with the knowledge and experience available in the Audit Committee as well as the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee. The Supervisory Board has determined that none of the members of the Audit Committee is designated as an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission. The Audit Committee may not be chaired by the Chairman of the Supervisory Board or by a (former) member of the Board of Management.
The tasks and functions of the Audit Committee, as described in its charter, which is published on the Company’s website as part of the Rules of Procedure of the Supervisory Board, include the duties recommended in the Dutch Corporate Governance Code. More specifically, the Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities for the integrity of the Company’s financial statements, the financial reporting process, the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor’s qualifications, its independence and its performance, as well as the Company’s process for monitoring compliance with laws and regulations and the General Business Principles (GBP). It reviews the Company’s annual and interim financial statements, including non-financial information, prior to publication and advises the Supervisory Board on the adequacy and appropriateness of internal control policies and internal audit programs and their findings.
In reviewing the Company’s annual and interim statements, including non-financial information, and advising the Supervisory Board on internal control policies and internal audit programs, the Audit Committee reviews matters relating to accounting policies and
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246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
compliance with accounting standards, compliance with statutory and legal requirements and regulations, particularly in the financial domain. Important findings and identified risks are examined thoroughly by the Audit Committee in order to allow appropriate measures to be taken. With regard to the internal audit, the Audit Committee, in cooperation with the external auditor, reviews the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, staffing, independence and organizational structure of the internal audit function.
With regard to the external audit, the Audit Committee reviews the proposed audit scope, approach and fees, the independence of the external auditor, its performance and its (re-)appointment, audit and permitted non-audit services provided by the external auditor in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. The Audit Committee also considers the report of the external auditor and its report with respect to the annual financial statements. According to the procedures, the Audit Committee acts as the principal contact for the external auditor if the auditor discovers irregularities in the content of the financial reports. It also advises on the Supervisory Board’s statement to shareholders in the annual accounts. The Audit Committee periodically discusses the Company’s policy on business controls, the GBP including the deployment thereof, overviews on tax, IT, litigation, environmental exposures, financial exposures in the area of treasury, real estate, pensions, and the Company’s major areas of risk. The Company’s external auditor, in general, attends all Committee meetings and the Audit Committee meets separately at least on a quarterly basis with each of the President/CEO, the CFO, the internal auditor and the external auditor.
Group Management Committee
The Group Management Committee consists of the members of the Board of Management and certain key officers. Members other than members of the Board of Management are appointed by the Supervisory Board. The task of the Group Management Committee, the highest consultative body within Philips, is to ensure that business issues and practices are shared across Philips and to implement common policies.
General Meeting of Shareholders
General
A General Meeting of Shareholders is held at least once a year to discuss the Annual Report, including the report of the Board of Management, the annual financial statements with explanation and appendices, and the Report of the Supervisory Board, any proposal concerning dividends or other distributions, the appointment of members of the Board of Management and Supervisory Board (if any), important management decisions as required by Dutch law, and any other matters proposed by the Supervisory Board, the Board of Management or shareholders in accordance with the provisions of the Company’s articles of association. As a separate agenda item and in application of Dutch law, the General Meeting of Shareholders discusses the discharge of the members of the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties in the preceding financial year. However, this discharge only covers matters that are known to the Company and the shareholders when the resolution is adopted. The General Meeting of Shareholders is held in Eindhoven, Amsterdam, Rotterdam or The Hague no later than six months after the end of the financial year.
Meetings are convened by public notice and by letter, or, insofar as permitted by law, by the use of electronic means of communication, to registered shareholders. Extraordinary General Meetings of Shareholders may be convened by the Supervisory Board or the Board of Management if deemed necessary and must be held if shareholders jointly representing at least 10% of the outstanding share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with. The agenda of the General Meeting of Shareholders shall contain such business as may be placed thereon by the Board of Management or the Supervisory Board, and agenda items will be explained where necessary in writing. In accordance with the articles of association and Dutch law, requests from shareholders for items to be included on the agenda will generally be honored, subject to the Company’s rights to refuse to include the requested agenda item under Dutch law, provided that such requests are made in writing at least 60 days before a General Meeting of Shareholders to the Board of Management and the Supervisory Board by shareholders representing at least 1% of the Company’s outstanding capital or, according to the official price list of Euronext Amsterdam, representing a value of at least 50 million euros.
Main powers of the General Meeting of Shareholders
All outstanding shares carry voting rights. The main powers of the General Meeting of Shareholders are to appoint, suspend and dismiss members of the Board of Management and of the Supervisory Board, to adopt the annual accounts, declare dividends and to discharge the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties for the previous financial year, to appoint the external auditor as required by Dutch law, to adopt amendments to the articles of association and proposals to dissolve or liquidate the Company, to issue shares or rights to shares, to restrict or exclude pre-emptive rights of shareholders and to repurchase or cancel outstanding shares. Following common corporate practice in the Netherlands, the Company each year requests limited authorization to issue (rights to) shares, to restrict or exclude preemptive rights and to repurchase shares. The 2007 General Meeting of Shareholders has resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to (i) acquire shares in the Company within the limits of the articles of association and within a certain price range until September 29, 2008, and (ii) issue shares or grant rights to acquire shares in the Company as well as to restrict or exclude the pre-emption right accruing to shareholders until September 29,2008. The latter authorization is limited to a maximum of 10% of the number of shares issued plus 10% of the issued capital in connection with or on the occasion of mergers and acquisitions. In compliance with Dutch law, decisions of the Board of Management that are so far-reaching that they would greatly change the identity or nature of the Company or the business require the approval of the General Meeting of Shareholders. This concerns resolutions to (a) transfer the business of the Company, or almost the entire business of the Company, to a third party (b) enter into or discontinue long-term cooperation by the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or ordinary partnership, if this cooperation or its discontinuation is of material significance to the Company or (c) acquire or dispose of a participating interest in the capital of a company to the value of at least one third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company, by the Company or one of its subsidiaries. Thus the Company puts principle IV.1 of the Dutch Corporate Governance Code into practice within the framework of the articles of association and Dutch law and in the manner as described in this corporate governance report.
The Board of Management and Supervisory Board are also accountable, at the Annual General Meeting of Shareholders, for the policy on the additions to reserves and dividends (the level and purpose of the additions to reserves, the amount of the dividend and the type of dividend). This subject shall be dealt with and explained as a separate agenda item at the General Meeting of Shareholders. Philips aims for a sustainable and stable dividend distribution to shareholders in the long term. A resolution to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.
The Board of Management and the Supervisory Board are required to provide the General Meeting of Shareholders with all requested information, unless this would be prejudicial to an overriding interest of the Company. If the Board of Management and the Supervisory Board invoke an overriding interest, reasons must be given. If a serious private bid is made for a business unit or a participating interest and the value of the bid exceeds a certain threshold (currently one third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company), and such bid is made public, the Board of Management shall, at its earliest
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convenience, make public its position on the bid and the reasons for this position.
Logistics of the General Meeting of Shareholders and provision of information
General
The Company may set a registration date for the exercise of the voting rights and the rights relating to General Meetings of Shareholders. Shareholders registered at such date are entitled to attend the meeting and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares thereafter. This date will be published in advance of every General Meeting of Shareholders. Shareholders who are entitled to attend a General Meeting of Shareholders may be represented by proxies.
Information which is required to be published or deposited pursuant to the provisions of company law and securities law applicable to the Company, is placed and updated on the Company’s website, or hyperlinks are established. The Board of Management and Supervisory Board shall ensure that the General Meeting of Shareholders is informed by means of a ‘shareholders circular’ published on the Company’s website of facts and circumstances relevant to the proposed resolutions.
Resolutions adopted at a General Meeting of Shareholders shall be recorded by a civil law notary and co-signed by the chairman of the meeting; such resolutions shall also be published on the Company’s website within one day after the meeting. A summary of the discussions during the General Meeting of Shareholders, in the language of the meeting, is made available to shareholders, on request, no later than three months after the meeting. Shareholders shall have the opportunity to react to this summary in the following three months, after which a final summary is adopted by the chairman of the meeting in question. Such summary shall be made available on the Company’s website.
Proxy voting and the Shareholders Communication Channel
Philips was one of the key companies in the establishment of the Shareholders Communication Channel, a project of Euronext Amsterdam, banks in the Netherlands and several major Dutch companies to simplify contacts between a participating company and shareholders that hold their shares through a Dutch securities account with a participating bank. The Company uses the Shareholders Communication Channel to distribute a voting instruction form for the Annual General Meeting of Shareholders. By returning this form, shareholders grant power to an independent proxy holder who will vote according to the instructions expressly given on the voting instruction form. The Shareholders Communication Channel can also be used, under certain conditions, by participating Philips shareholders to distribute — either by mail or by placing it on the Company’s or Shareholders Communication Channel’s website -information directly related to the agenda of the General Meeting of Shareholders to other participating Philips shareholders.
Preference shares and the Stichting Preferente Aandelen Philips
As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third party. As then anticipated and disclosed, the Stichting Preferente Aandelen Philips (the ‘Foundation’) was created, which was granted the right to acquire preference shares in the Company. The mere notification that the Foundation wishes to exercise its rights, should a third party ever seem likely in the judgment of the Foundation to gain a controlling interest in the Company, will result in the preference shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time.
The object of the Foundation is to represent the interests of the Company, the enterprises maintained by the Company and its affiliated companies within the Group, in such a way that the interests of Philips, those enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. In the event of (an attempt at) a hostile takeover this arrangement will allow the Company and its Board of Management and Supervisory Board to determine its position in relation to the bidder and its plans, seek alternatives and defend Philips’ interests and those of its stakeholders from a position of strength.
The members of the self-electing Board of the Foundation are Messrs S.D de Bree, F.J.G.M. Cremers, M.W. den Boogert, W. de Kleuver and G.J. Kleisterlee. As Chairman of the Supervisory Board and the Board of Management respectively, Messrs de Kleuver and Kleisterlee are members of the Board ex officio. Messrs de Kleuver and Kleisterlee are not entitled to vote.
The Board of Management of the Company and the Board of the Foundation declare that they are jointly of the opinion that the Foundation is independent of the Company as required by the Listing Requirements of Euronext Amsterdam.
The Company does not have any other anti-takeover measures in the sense of other measures which exclusively or almost exclusively have the purpose of frustrating future public bids for the shares in the capital of the Company in case no agreement is reached with the Board of Management on such public bid. Furthermore the Company does not have measures which specifically have the purpose of preventing a bidder who has acquired 75% of the shares in the capital of the Company from appointing or dismissing members of the Board of Management and subsequently amending the articles of association of the Company. It should be noted that also in the event of (an attempt at) a hostile takeover, the Board of Management and the Supervisory Board are authorized to exercise in the interests of Philips all powers attributed to them.
Audit of the financial reporting and the position of the external auditor
The annual financial statements are prepared by the Board of Management and reviewed by the Supervisory Board upon the advice of its Audit Committee and the external auditor. Upon approval by the Supervisory Board, the accounts are signed by all members of both the Board of Management and the Supervisory Board and are published together with the final opinion of the external auditor. The Board of Management is responsible, under the supervision of the Supervisory Board, for the quality and completeness of such publicly disclosed financial reports. The annual financial statements are presented for discussion and adoption to the Annual General Meeting of Shareholders, to be convened subsequently. Philips, under US securities regulations, separately files its Annual Report on Form 20-F, incorporating major parts of the Annual Report as prepared under the requirements of Dutch law.
Internal controls and disclosure policies
Comprehensive internal procedures, compliance with which is supervised by the Supervisory Board, are in place for the preparation and publication of the Annual Report, the annual accounts, the quarterly figures and ad hoc financial information. As from 2003, the internal assurance process for business risk assessment has been strengthened and the review frequency has been upgraded to a quarterly review cycle, in line with emerging best practices in this area.
As part of these procedures, a Disclosure Committee has been appointed by the Board of Management to oversee the Company’s disclosure activities and to assist the Board of Management in fulfilling its responsibilities in this respect. The Committee’s purpose is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject. Such procedures are designed to capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to the Company’s various businesses, and their effectiveness for this purpose will be reviewed periodically.
Auditor information
In accordance with the procedures laid down in the Philips Policy on Auditor Independence and as mandatorily required by Dutch law, the external auditor of the Company is appointed by the General Meeting
256       Philips Annual Report 2007

246 Reconciliation of	250 Corporate governance	258 The Philips Group	260 Investor information
non-US GAAP information		in the last ten years
of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management. Under this Auditor Policy, once every three years the Supervisory Board and the Audit Committee conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting of Shareholders for the purposes of assessing the nomination for the appointment of the external auditor. The current auditor of the Company, KPMG Accountants N.V., was appointed by the 1995 General Meeting of Shareholders. In 2002, when the Auditor Policy was adopted, the appointment of KPMG Accountants N.V. was confirmed by the Supervisory Board for an additional three years. The 2005 General Meeting of Shareholders has resolved to re-appoint KPMG Accountants N.V. as auditor. Mr M.A. Soeting is the current partner of KPMG Accountants N.V. in charge of the audit duties for Philips. In accordance with the rotation schedule determined in accordance with the Auditor Policy, he will be replaced by another partner of the auditing firm ultimately in 2012. The external auditor shall attend the Annual General Meeting of Shareholders. Questions may be put to him at the meeting about his report. The Board of Management and the Audit Committee of the Supervisory Board shall report on their dealings with the external auditor to the Supervisory Board on an annual basis, particularly with regard to the auditor’s independence. The Supervisory Board shall take this into account when deciding upon its nomination for the appointment of an external auditor.
The external auditor attends, in principle, all meetings of the Audit Committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings. The external auditor attends the meeting of the Supervisory Board at which the report of the external auditor with respect to the audit of the annual accounts is discussed, and at which the annual accounts are approved. In its audit report on the annual accounts to the Board of Management and the Supervisory Board, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters, as appropriate, requiring communication under the auditing standards generally accepted in the Netherlands and the US.
Auditor policy
The Company maintains a policy of auditor independence, and this policy restricts the use of its auditing firm for non-audit services, in line with US Securities and Exchange Commission rules under which the appointed external auditor must be independent of the Company both in fact and appearance. The policy is laid down in the comprehensive policy on auditor independence published on the Company’s website.
Investor Relations
General
The Company is continually striving to improve relations with its shareholders. In addition to communication with its shareholders at the Annual General Meeting of Shareholders, Philips elaborates its financial results during (public) conference calls, which are broadly accessible. It publishes informative annual and quarterly reports and press releases, and informs investors via its extensive website. The Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders. Each year the Company organizes major Philips divisional analysts days and participates in several broker conferences, announced in advance on the Company’s website and by means of press releases. Shareholders can follow in real time, by means of webcasting or telephone lines, the meetings and presentations organized by the Company. It is Philips’ policy to post presentations to analysts and shareholders on the Company’s website. These meetings and presentations will not take place shortly before the publication of annual and quarterly financial information. While strictly complying with the rules and regulations on fair and non-selective disclosure and equal treatment of shareholders, in view of the number of meetings with analysts and presentations to analysts or investors, not all of these meetings and presentations are announced in advance by means of a press release and on the Company’s website or can be followed in real time. For this reason the Company cannot fully apply the literal text of recommendation IV.3.I. of the Dutch Corporate Governance Code.
The Company shall not, in advance, assess, comment upon or correct, other than factually, any analyst’s reports and valuations. No fee(s) will be paid by the Company to parties for the carrying-out of research for analysts’ reports or for the production or publication of analysts’ reports, with the exception of credit-rating agencies.
Major shareholders and other information for shareholders
As per December 31, 2007, no person is known to the Company to be the owner of more than 5% of its common shares. The common shares are held by shareholders worldwide in bearer and registered form. Outside the United States, common shares are held primarily in bearer form. As per December 31, 2007, approximately 88% of the common shares were held in bearer form. In the United States shares are held primarily in the form of registered shares of New York Registry (Shares of New York Registry) for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As per December 31,2007, approximately 12% of the total number of outstanding common shares were represented by shares of New York Registry issued in the name of approximately 1,490 holders of record, including Cede & Co, acting as nominee for the Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries.
Only bearer shares are traded on the stock market of Euronext Amsterdam. Only shares of New York Registry are traded on the New York Stock Exchange. Bearer shares and registered shares may be exchanged for each other. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of Shares of New York Registry beneficially held by US residents.
Corporate seat and head office
The statutory seat of the Company is Eindhoven, Netherlands, and the statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, Sections 379 and 414), forms part of the notes to the consolidated financial statements and is deposited at the office of the Commercial Register in Eindhoven, Netherlands (file no. 17001910).
The executive offices of the Company are located at the Breitner Center, Amstelplein 2, 1096 BC Amsterdam, Netherlands, telephone 31 (0)20 59 77 777.
Compliance with the Dutch Corporate Governance Code
In accordance with the Dutch Order of Council of December 23, 2004, the Company fully complies with the Dutch Corporate Governance Code by applying its principles and best practice provisions that are addressed to the Board of Management and the Supervisory Board or by explaining why it deviates therefrom. The Company fully applies such principles and best practice provisions, with the exception of the following four recommendations that are not fully applied for the reasons set out above:
•	recommendation II.2.6 and III.7.3: with effect from January 1,2005, the Company requires a notification to the Philips Compliance Officer of transactions in securities in Dutch listed companies by members of the Supervisory Board and the Board of Management on a yearly basis (instead of on a quarterly basis as the Dutch Corporate Governance Code recommends);

•	recommendation IIl.4.2: the Company requires the Chairman of the Supervisory Board to be independent under the applicable US standards and pursuant to the Dutch Corporate Governance Code, but does not exclude that a former member of the Board of Management who left the Company more then five years ago may be Chairman of the Supervisory Board (as the Dutch Corporate Governance Code does);

•	recommendation III.5.11: the Company does not exclude that the function of Chairman of the Supervisory Board may be combined with the function of Chairman of the Remuneration Committee although this is currently not the case; and

•	recommendation IV.3.1: while strictly complying with the rules and regulations on fair and non-selective disclosure and equal treatment of shareholders, in view of the number of meetings with analysts and presentations to analysts or investors, not all of these meetings and presentations are announced in advance by means of a press release and on the Company’s website or can be followed in real time.
February 18, 2008
Philips Annual Report 2007       257

128 Group financial statements	188 IFRS information	240 Company financial statements
The Philips Group in the last ten years
All amounts based on US GAAP and in millions of euros unless otherwise stated.
Due to factors such as consolidations and divestments, the amounts, percentages and ratios are not directly comparable.
General data

	19981)	1999	2000	20012)		20022) 3)		20032) 3) 4)		20042) 3) 4)		20052) 3) 4)		20062) 3) 4)		20074)
Sales	30,459	31,459	37,862	31,725		26,788		23,614		24,488		25,445		26,682		26,793
Percentage increase over previous year	3	3	20	(16)		(2)		(10)		4		4		5		—

Income (loss) from continuing operations	1,025	1,595	9,577	(2,331)		(2,863)		219		3,164		2,879		901		4,601
Discontinued operations 1) 2) 3) 4)	4,891	—	—	(144)		(343)		490		(328)		(11)		4,482		(433)
Cumulative effect of a change in accounting principle	—	—	85	—		—		(14)		—		—		—		—
Net income (loss)	5,900	1,590	9,662	(2,475)		(3,206)		695		2,836		2,868		5,383		4,168

Turnover rate of net operating capital	2.95	3.20	3.12	2.15		3.07		4.48		5.27		4.92		3.09		2.59
Total employees at year-end (in thousands)	234	227	219	189	5)	170	5)	164	5)	162	5)	159	5)	122	5)	124	5)
Income

	19981)	1999	2000	20012)	20022) 3)	20032) 3) 4)	20042) 3) 4)	20052) 3) 4)	20062) 3) 4)	20074)
EBIT	1,289	1,553	4,258	(1,251)	943	924	1,733	1,558	1,201	1,852
as a % of sales	4.2	4.9	11.2	(3.9)	3.5	3.9	7.1	6.1	4.5	6.9
EBITA	1,547	1,768	4,600	(810)	1,464	1,018	1,838	1,652	1,386	2,065
as a % of sales	5.1	5.6	12.1	(2.6)	5.5	4.3	7.5	6.5	5.2	7.7

Income taxes	(162)	(208)	(563)	428	(133)	(38)	(227)	(526)	(167)	(622)
as a % of income before taxes	(17)	(14)	(9)	20	(10)	(5.6)	(11.6)	(31.6)	(13.6)	(13.9)

Income (loss) from continuing operations 6)	1,025	1,595	9,577	(2,331)	(2,863)	219	3,164	2,879	901	4,601
as a % of stockholders’ equity (ROE)	9.7	10.9	48.5	(11.2)	(15.3)	1.7	22.7	18.4	4.3	21.0

Net income (loss)	5,900	1,590	9,662	(2,475)	(3,206)	695	2,836	2,868	5,383	4,168

1)	Discontinued operations refect the effect of the sale of PolyGram N.V. in 1998.

2)	Discontinued operations from 2001 onwards refect the effect of the sale of MDS in 2006, for which previous years have been restated.

3)	Discontinued operations from 2002 onwards refect the effect of the sale of Semiconductors in 2006, for which previous years have been restated.

4)	Discontinued operations from 2003 onwards refect the effect of classifying the MedQuist business as a discontinued operation, for which previous years have been restated.

5)	Including discontinued operations.

6)	Before cumulative effect of a change in accounting principles.
258     Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
Capital employed

	1998	1999	2000	20012)	20022) 3)	20032) 3) 4)	20042) 3) 4)	20052) 3) 4)	20062) 3) 4)	20074)
Cash and cash equivalents	6,553	2,331	1,089	890	1,858	2,946	4,205	5,143	5,886	8,769
Receivables and other current assets	5,442	6,453	6,806	6,540	4,906	4,437	5,028	5,436	5,990	5,690
Assets of discontinued operations	—	—	—	426	7,381	6,838	4,661	4,484	431	333
Inventories	4,017	4,268	5,279	4,240	2,817	2,468	2,500	2,797	2,880	3,203
Non-current financial assets/ equity-accounted investees	2,871	7,400	11,306	11,033	4,995	4,096	6,235	6,067	11,029	5,069
Non-current receivables/assets	1,920	2,326	2,713	3,080	2,823	2,782	3,035	3,438	3,661	3,810
Property, plant and equipment	6,597	7,332	9,041	7,474	3,001	2,843	2,768	2,999	3,084	3,180
Intangible assets	609	1,563	3,290	5,519	4,424	2,579	2,307	3,541	5,536	6,289
Total assets	28,009	31,673	39,524	39,202	32,205	28,989	30,739	33,905	38,497	36,343

Property, plant and equipment:
Capital expenditures for the year	1,634	1,662	3,170	2,069	720	663	661	637	696	661
Depreciation for the year	1,615	1,548	1,789	1,908	795	641	635	542	554	562
Capital expenditures : depreciation	1.0	1.1	1.8	1.1	0.9	1.0	1.0	1.2	1.3	1.2

Inventories as a % of sales	13.2	13.6	13.9	13.4	10.7	10.5	10.2	11.0	10.8	12.0
Outstanding trade receivables, in days’ sales	36	39	42	42	36	43	41	44	45	44
Financial structure

	1998	1999	2000	20012)	20022) 3)	20032) 3) 4)	20042) 3) 4)	20052) 3) 4)	20062) 3) 4)	20074)
Other liabilities	6,751	8,262	8,764	8,047	6,854	6,292	7,142	8,433	8,129	7,799
Liabilities of discontinued operations	—	—	—	196	1,166	1,345	1,529	1,627	169	157
Debt	3,587	3,314	4,027	7,866	7,109	5,876	4,513	4,487	3,869	3,557
Provisions	2,973	3,056	3,557	3,731	2,978	2,646	2,636	2,634	3,293	3,104
Total provisions and liabilities	13,311	14,632	16,348	19,840	18,107	16,159	15,820	17,181	15,460	14,617

Minority interests	242	333	469	202	179	67	59	58	40	42
Stockholders’ equity	14,456	16,708	22,707	19,160	13,919	12,763	14,860	16,666	22,997	21,684

Total equity and liabilities	28,009	31,673	39,524	39,202	32,205	28,989	30,739	33,905	38,497	36,343

Net debt : group equity ratio	(25):125	5:95	11:89	26:74	27:73	19:81	2:98	(4):104	(10):110	(32):132

Market capitalization at year-end	20,631	44,942	50,098	42,532	21,309	29,648	25,003	31,536	31,624	31,436
Key figures per share

	19981)	1999	2000	20012)	20022) 3)	20032) 3) 4)	20042) 3) 4)	20052) 3) 4)	20062) 3)4)	20074)
Sales per common share	21.15	22.83	28.84	24.82	21.01	18.49	19.13	20.36	22.71	25.16
Income (loss) from continuing operations per share	0.71	1.16	7.29	(1.82)	(2.25)	0.17	2.47	2.30	0.77	4.24
Dividend paid per common share	0.23	0.25	0.30	0.36	0.36	0.36	0.36	0.40	0.44	0.60
Total shareholder return per common share	0.73	19.70	5.57	(5.28)	(16.32)	6.81	(3.28)	7.14	2.76	1.55
Stockholders’ equity per common share	10.02	12.55	17.69	15.04	10.91	9.97	11.60	13.87	20.78	20.36
Price/earnings ratio	20.09	29.16	5.35	(18.30)	(7.74)	134.99	7.89	11.40	37.22	6.97
Share price at year-end	14.30	33.75	39.02	33.38	16.70	23.15	19.51	26.25	28.57	29.52
Highest share price during the year	24.04	33.90	57.25	44.20	35.40	24.86	26.20	26.70	29.31	32.99
Lowest share price during the year	9.37	14.66	31.21	18.03	13.25	12.65	17.89	18.53	21.89	26.71
Average share price	17.06	22.77	46.37	31.66	25.58	18.79	21.45	21.59	26.57	29.73
Common shares outstanding at year-end	1,443	1,332	1,284	1,274	1,276	1,281	1,282	1,201	1,107	1,065
Weighted average shares outstanding-basic	1,440	1,378	1,313	1,278	1,275	1,277	1,280	1,250	1,175	1,086
Weighted average shares outstanding-diluted	1,452	1,389	1,327	1,287	1,279	1,281	1,284	1,253	1,183	1,097
Philips Annual Report 2007     259

128 Group financial statements	188 IFRS information	240 Company financial statements
Investor information
Proposed dividend to shareholders
Consistent with its policy Philips will submit a proposal to the 2008 Annual General Meeting of Shareholders to declare a dividend of EUR 0.70 per common share, an increase for the fourth consecutive year. Philips’ shares will be traded ex-dividend as of March 28, 2008. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the record date will be April 1, 2008.
The dividend as proposed to the 2008 General Meeting of Shareholders will be payable as of April 7, 2008, to all shareholders. The dividend payment to holders of American shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on April 2, 2008. The dividend paid over the last ten years is shown in the graph below.

	ex-dividend date	record date	payment date
Amsterdam shares	March 28, 2008	April 1, 2008	April 7, 2008
New York shares	March 28, 2008	April 1, 2008	April 7, 2008
260     Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
Dividend policy
Philips’ present dividend policy is based on an annual pay-out ratio of 40 to 50% of continuing net income, which was revised in 2007 from an average annual pay-out ratio of 25 to 35%, and explained at the 2007 General Meeting of Shareholders. This refects the fact that we are now becoming a higher margin, more predictable company. Our aim is to further grow the dividend over time in a sustainable way, in line with the performance of the company.
The measure is based on continuing net income, meaning recurring net income from continuing operations, or net income excluding discontinued operations and material non-recurring items. For 2007, net income amounted to EUR 4,168 million, and income from discontinued operations amounted to a loss of EUR 433 million. In 2007, material non-recurring items included the gain of EUR 3,041 million on the sale of shares in LG.Philips LCD and TSMC.
Market capitalization
Philips’ market capitalization was EUR 31.4 billion at year-end 2007. The highest closing price for Philips’ shares in 2007 was EUR 32.99 on July 12, 2007 and the lowest was EUR 26.71 on November 21, 2007, both in Amsterdam.
In 2005, 2006 and 2007, Philips completed several share repurchase programs, which reduced the shares outstanding by 17% from 1,282 million to 1,065 million shares. The shares repurchased for cancellation amounted to EUR 2,780 million in 2006 and EUR 820 million in 2007.
Philips Annual Report 2007     261

128 Group financial statements	188 IFRS information	240 Company financial statements
Listings
Philips’ shares are listed on Euronext Amsterdam (PHIA) and the New York Stock Exchange (PHG), the latter in ADR (American Depositary Receipt) form.
Euronext Amsterdam
New York Stock Exchange
Share price development in Amsterdam, 2007
in euros

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
High	30.06	30.08	29.40	31.22	31.60	31.78	32.99	29.20	31.65	32.15	29.95	30.71
Average	29.10	29.51	28.25	30.06	30.33	31.21	31.68	28.36	30.28	30.08	28.63	29.49
Low	28.01	27.77	26.90	28.50	29.77	30.47	29.41	27.11	28.37	28.29	26.71	28.15
Share price development in New York, 2007
in USD

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
High	39.15	39.38	39.30	42.37	42.42	42.53	45.87	40.43	44.94	45.41	43.84	44.15
Average	37.80	38.59	37.44	40.58	40.97	41.79	43.32	38.65	42.35	42.76	41.98	42.86
Low	36.46	36.72	35.36	38.05	40.00	40.43	39.81	36.69	39.13	40.55	39.49	41.43
262     Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
Performance in relation to market indices
Relative performance of the Philips share on the New York Stock Exchange (PHG) is measured against the Dow Jones index. Due to foreign exchange developments, the Philips share experienced a better price development on the NYSE than on the Euronext.
The graph shows our share price development compared to an index of the peer group that is also used for our TSR performance.

*	TSR peer group: Electrolux, Emerson, GE, Hitachi, Honeywell, Johnson & Johnson, Matsushita, Schneider, Siemens, Toshiba and 3M.
Philips Annual Report 2007     263

128 Group financial statements	188 IFRS information	240 Company financial statements
Share capital structure
In 2007, Philips’ issued share capital remained the same during the year at a level of 1,142,826,763 common shares. The basic shares outstanding were reduced from 1,107 million per end of December 2006 to 1,065 million shares by the end of 2007. As of December 31, 2007, the shares held in treasury amount to 77.9 million shares, of which 52.1 million shares are held by Philips to cover long-term incentive and employee stock purchase plans. The share repurchase program via the second trading line reduced outstanding shares by 25.8 million. No person or group is known to Philips to be the owner of more than 5% of the common shares.
On January 18, 2008, Philips started the procedure for the cancellation of Philips’ shares acquired or to be acquired pursuant to the share repurchase programs for capital reduction purposes initiated in January 2007 and January 2008. The number of shares to be cancelled shall be determined by the Board of Management but shall not exceed 114,282,676 shares. Pursuant to the relevant statutory provisions, cancellation may not be effected earlier than March 18, 2008.
Share repurchase programs for capital reduction purposes
Between January 2005 and December 2007 Philips has reduced its outstanding shares by more than 15% for capital reduction purposes. In the first half of 2005 Philips bought back EUR 500 million and in February 2006, Philips completed the EUR 1.5 billion share repurchase program for capital reduction purposes which was initiated in August 2005.
On July 17, 2006, Philips started another EUR 1.5 billion share repurchase program for capital reduction purposes. On August 3, 2006, Philips announced the expansion of the buy-back to a total of EUR 4.0 billion. Philips completed the first part, EUR 2.4 billion, in 2006. The remaining EUR 1.6 billion was to be executed via a program using a second trading line on Euronext Amsterdam and started on January 22, 2007. Through this second trading line EUR 0.8 billion worth of shares were purchased in 2007.
In December 2007, the Dutch parliament adopted an amendment to Dutch tax legislation, effective January 1, 2008, that increased the amount that companies may spend on repurchasing shares free of withholding tax. Subsequently, Philips announced that it plans to repurchase EUR 5 billion worth of common Philips shares. Philips expects that this program will be largely completed by the end of 2008. As a consequence of this new share repurchase program, which includes the portion of the second trading line program that has yet to be completed, Philips has terminated its second trading line.
On the Investor Relations website you can find the details of the current and previous share repurchase programs. For more information see the section Other information that begins on page 58 of this Annual Report.
Financial calendar
Annual General Meeting of Shareholders

Record date Annual General Meeting of Shareholders	March 5, 2008
Annual General Meeting of Shareholders	March 27, 2008

Quarterly reports 2008
First quarterly report 2008	April 14, 2008
Second quarterly report 2008	July 14, 2008
Third quarterly report 2008	October 13, 2008
Fourth quarterly report 2008	January 26, 20091)

Sector analysts’ days 2008
Analyst day 1	May 16, 20081)
Analyst day 2	September 23, 20081)
Analyst day 3	December 4, 20081)

2009
Publication of 2008 results	January 26, 20091)
Publication of the Annual Report 2008	February 23, 20091)
Annual General Meeting of Shareholders	March 26, 20091)

1)	These dates are subject to final confirmation
Shareholders Communication Channel
Philips is continually striving to improve relations with its shareholders. For instance, Philips was one of the key companies in the establishment of the Shareholders Communication Channel — a project of Euronext Amsterdam, banks in the Netherlands and several major Dutch companies to simplify contacts between a participating company and its shareholders.
Philips will use the Shareholders Communication Channel to distribute the Agenda for this year’s Annual General Meeting of Shareholders as well as an instruction form to enable proxy voting at said meeting.
264     Philips Annual Report 2007

246	Reconciliation of	250	Corporate governance	258	The Philips Group	260	Investor information
	non-US GAAP information				in the last ten years
For the Annual General Meeting of Shareholders on March 27, 2008, a record date (being March 5, 2008) will apply: those persons who on March 5, 2008, hold shares in the Company and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders will be entitled to participate and vote at the meeting.
Shareholders services
Investor services
Holders of shares listed on Euronext
Non-US shareholders and other non-US interested parties can obtain copies of the Annual Report 2007 free of charge from:
Royal Philips Electronics
Annual Report Office
Breitner Center, HBT 11-15
P.O. Box 77900, 1070 MX Amsterdam, Netherlands
Telephone: +31-20-59 77500
Website:www.philips.com/annualreport/orderform
E-mail:annual.report@philips.com
Communications concerning share transfers, lost certificates, dividends and change of address should be directed to:
ABN AMRO, Issuing Institutions Department
Kemelstede 2, 4817 ST Breda, Netherlands
Telephone: +31-76-57 99482, Fax: +31-76-57 99359
Holders of American Depositary Receipts (ADRs)
Holders of shares of New York Registry and other interested parties in the US can obtain, free of charge, copies of the Annual Report 2007 from the Transfer and Register Agent:
Citibank Shareholder Service
P.O. Box 43077 Providence, Rhode Island 02940-3077
Telephone: 1-877-CITI-ADR (toll-free)
Telephone: 1-781-575-4555 (outside of US)
Fax: 1-201-324-3284
Website:www.citibank.com/adr
E-mail:citibank@shareholders-online.com
Communications concerning share transfers, lost certificates, dividends and change of address should be directed to Citibank. The Annual Report on Form 20-F (which incorporates major parts of this Annual Report) is filed electronically with the US Securities and Exchange Commission.
International direct investment program
Philips offers a dividend reinvestment and direct stock purchase plan designed for the US market. This program provides existing shareholders and interested investors with an economic and convenient way to purchase and sell Philips New York registry shares and to reinvest cash dividends. Philips does not administer or sponsor the program and assumes no obligation or liability for the operation of the plan. For further information on this program and for enrolment forms:
Citibank Shareholder Service
Telephone: 1-877-248-4237 (1-877-CITI-ADR)
Monday through Friday 8:30 AM EST through 6:00 PM EST
Internet address: www.citibank.com/adr, or by writing to:
Citibank Shareholder Service
International Direct Investment Program
P.O. Box 2502, Jersey City, NJ 07303-2502
Investor Relations activities
Philips is in contact with its shareholders via roadshows, one-on-one meetings, group meetings, broker conferences and analysts days. The purpose of these meetings is to inform the market on the results, strategy and decisions made, as well as to receive feedback from our shareholders. More information on the activities of Investor Relations can be found in the chapter Corporate governance of this Annual Report.
Investor Relations contacts
Royal Philips Electronics
Breitner Center, HBT 11-8
P.O. Box 77900, 1070 MX Amsterdam, Netherlands
Telephone: +31-20-59 77221
Website:www.philips.com/investor
E-mail:investor.relations@philips.com
Alan Cathcart (till end of May 2008)
Senior Vice-President — Investor Relations
Telephone: +31-20-59 77222
Stewart McCrone (as of April 1, 2008)
Senior Vice President — Investor Relations
Telephone: +31-20-59 77222
Raymond Schras
Manager — Investor Relations
Telephone: +31-20-59 77447
Philips Annual Report 2007     265

Vision 2010 positions Philips as a market-driven company with an organizational structure that reflects the needs of its customer base.
As of January 1, 2008, our activities are organized on the basis of the following sectors:

Healthcare Imaging Systems Clinical Care Systems Healthcare Informatics Home Healthcare Solutions Customer Services

Lighting Lamps Professional Luminaires Consumer Luminaires Lighting Electronics Automotive and Special Lighting Applications Solid-State Lighting Components & Modules

Consumer Lifestyle Connected Displays Shaving & Beauty Video & Multimedia Applications Domestic Appliances Audio & Media Applications Health & Wellness Peripherals & Accessories

Innovation & Emerging Businesses Research Intellectual Property & Standards Applied Technologies Healthcare, Lifestyle & Technology Incubators Design
This report is printed on Magno Satin manufactured at Sappi Fine Paper Mills which are ISO 9001:2000 and ISO 14001 certified and EMAS registered. The pulp used for Magno is bleached chlorine free. The pulp is made from timber that is sourced from sustainably managed forests. Sappi Fine Paper Europe (SFPE) has a Group Chain of Custody Certification for its entire European operations under both the Forest Stewardship Council (FSC) and the Programme for the Endorsement of Forest Certification Systems (PEFC) schemes.

© 2008 Koninklijke Philips Electronics N.V.
All rights reserved.

9922 130 09141

Philips extends tender offer period to acquire Respironics
Monday, February 04, 2008
Amsterdam, The Netherlands and Murrysville, Pennsylvania – Royal Philips Electronics (NYSE:PHG, AEX:PHI) (“Philips”) and Respironics, Inc. (Nasdaq:RESP) (“Respironics”) today announced that Philips’ indirect wholly owned subsidiary Moonlight Merger Sub, Inc. (“Philips Merger Sub”) is extending the expiration date for its previously announced tender offer until 12:00 midnight, New York City time, on February 22, 2008 for all outstanding shares of common stock of Respironics for $66.00 per Respironics share, without interest and subject to any applicable withholding of taxes.
On January 3, 2008, Philips Merger Sub commenced the tender offer for the Respironics shares in accordance with the Agreement and Plan of Merger, dated as of December 20, 2007, by and among Respironics, Philips Holding USA Inc. and Philips Merger Sub, which was amended to provide for the above described extension. The offer is being extended because, as of 12:00 midnight, New York City time, on February 1, 2008, not all conditions to the offer had been satisfied or waived by Philips Merger Sub, including the approval under Council Regulation (EC) No. 139/2004 of the European Community, as amended (the “EC Merger Regulation”).  The formal notification and application for approval of the offer and the merger under the EC Merger Regulation was filed on January 30, 2008.  As of 12:00 midnight, New York City time, on February 1, 2008, Philips Merger Sub had received a preliminary number of tenders representing approximately 60 million of the outstanding Respironics shares, which represented approximately 77 percent of the outstanding Respironics shares (on a fully diluted basis).
Investors and stockholders of Respironics are urged to read the Tender Offer Statement on Schedule TO (containing the offer to purchase, a letter of transmittal and related materials) relating to the tender offer that has been filed with the Securities and Exchange Commission (the “SEC”) because it contains important information, including the various terms of, and conditions to, the tender offer. Investors and stockholders of Respironics may obtain these and other documents regarding the tender offer, the merger and the related transactions filed by Philips Merger Sub and Respironics for free from the SEC’s website at www.sec.gov.
Georgeson Inc. is the Information Agent for the tender offer and any questions or requests for assistance or free copies of the offer to purchase and the letter of transmittal may be directed to it at 199 Water Street, 26th Floor, New York, NY 10038 or by telephone toll-free at (800) 491-3017 or at (212) 440-9800 (bankers and brokers only). Deutsche Bank is the Dealer Manager for the tender offer and can be reached at 60 Wall Street, New York, NY 10005 or by telephone toll-free at (877) 221-7676.
This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell Respironics shares, nor is it an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.
For further information, please contact:

Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
Andre Manning
Philips Healthcare
Tel: +1 646 508 4545
Email: andre.manning@philips.com
Dan Bevevino
Vice President & CFO, Respironics
Tel: +1 724 387 5235
Maryellen Bizzack
Director, Marketing & Communications, Respironics
Tel: +1 724 387 5006
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
About Respironics
Respironics is a leading developer, manufacturer and distributor of innovative products and programs that serve the global sleep and respiratory markets. Focusing on emerging market needs, the Company is committed to providing valued solutions to help improve outcomes for patients, clinicians and healthcare providers. Respironics markets its products in 141 countries and employs over 5,300 associates worldwide. Further information can be found on the Company’s Web site: www.respironics.com.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Mr. Jan-Michiel Hessels to succeed Mr. Wim de Kleuver as Supervisory Board Chairman of Royal Philips
Monday, February 18, 2008
Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that its Supervisory Board has agreed to appoint Mr. Jan-Michiel Hessels as Chairman of the Supervisory Board of Philips, effective upon the closing of the 2008 General Meeting of Shareholders.
Mr. Hessels will succeed Mr. Wim de Kleuver, who has served as Chairman since 2005, and who has expressed his wish to relinquish his position. Mr. Hessels has been a member of Philips’ Supervisory Board since 1999, and is currently the Chairman of the Audit Committee of the Supervisory Board.
The Philips Supervisory Board has also decided to appoint Mr. Ewald Kist as the new Chairman of the Audit Committee in the Supervisory Board, and to include Supervisory Board Member Heino von Prondzynski in the Audit Committee effective upon the closing of the 2008 General Meeting of Shareholders.
“I would like to express my sincere gratitude to Mr. De Kleuver, who has guided the Philips Supervisory Board of Philips for the last three years,” Philips President and Chief Executive Officer Gerard Kleisterlee said. “This significant contribution ends a full decade of membership of the Philips Supervisory Board for Mr. De Kleuver, which followed an impressive career in top management positions in our company.”
Mr. De Kleuver joined the Philips Supervisory Board in 1998, and was appointed Chairman in 2005. Before that, Mr. De Kleuver was appointed a member of Group Management Committee in 1987, and became a member of the Philips Board of Management in 1996.
Mr. Hessels is a former Chief Executive Officer of Royal Vendex KBB and is the current Chairman of the Board of NYSE Euronext, in addition to holding several additional Board positions.
The Supervisory Board of Philips will propose to the 2008 Annual General Meeting of Shareholders to re-appoint current members Mr. Karel van Miert and Mr. Ewald Kist for a new four-year term. If approved, these re-appointments would become effective upon the closing of the 2008 General Meeting of Shareholders.
Additional information on the composition of the Supervisory Board and on Philips’ full-year results, which were first presented January 21, 2008, is included in Philips’ 2007 Annual Report that was published today.
Click here to view the Annual Report 2007.
Click here to view the agenda and explanatory notes of the AGM as well as all documents relating to the AGM.
Philips’ 2008 Annual General Meeting of Shareholders will be held at the Hotel Okura in Amsterdam on March 27, 2008, beginning at 14:00 hours CET.

For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.